Form 20-F
period 2022-12-31
MOLECULAR PARTNERS AG
filed 2023-03-09
CIK 1745114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, CHF 0.10 nominal value per share: 36,044,706 ordinary shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant in the filing reflect the correction of an error to previously filed financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•our financial performance;
•the impact of macro-economic factors, including the COVID-19 pandemic, rising inflation, the U.S Federal reserve raising interest rates and the Russia-Ukraine war, on our business, operations and prospects and on our clinical trials;
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
SUMMARY OF RISK FACTORS
Our business faces significant risks. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors set forth under the caption “Risk Factors” in Item 3.D. in Part I of this Annual Report on Form 20-F. An investment in our ADSs involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. Among these risks are the following:
•We have incurred significant losses since our inception, we expect to incur losses in future periods and may not maintain profitability in the upcoming years. We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
•We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
•The effects of health epidemics, including the ongoing COVID-19 coronavirus pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business

•We are heavily dependent on the success of our DARPin platform to identify and develop product candidates. If we or our collaborators are unable to successfully develop and commercialize product candidates based on our platform or experience significant delays in doing so, our business may be harmed.
•All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly product candidates that we have licensed to our partners are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
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
Risks Related to Our Financial Position and Need for Additional Capital
We have incurred significant losses since our inception, we expect to incur losses in future periods and may not maintain profitability in the upcoming years. We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
Since our inception, we have incurred significant operating losses, including negative net results, attributable to shareholders. For the year ended December 31, 2022 we recorded a positive net result, attributable to shareholders of CHF 117.9 million and for the year ended December 31, 2021, we incurred a negative net result, attributable to shareholders of CHF 63.8 million. As of December 31, 2022, we had cumulative losses of CHF 127.8 million. The positive result in 2022 was largely driven by the January 2022 payment of CHF 150 million by Novartis following exercise of its option under a collaboration agreement with us.
Our historical losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from selling, general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities that, together with anticipated selling, general and administrative expenses, may result in incurring losses in future periods. Our losses, among other things, will continue to cause our working capital and shareholders' equity to decrease. We anticipate that our expenses will increase substantially if and as we:
•complete the Phase 1 clinical trial of MP0317, one of our product candidates in our oncology program;
•continue to prepare for and complete the Phase 1 clinical trial of MP0533, our CD3 T-cell engaging candidate against acute myeloid leukemia or AML;
•continue our research activities for developing suitable candidates that could neutralize viruses such as the Respiratory Syncytial Virus or the BK Polyomavirus;
•continue the research and development of our other clinical- and preclinical-stage product candidates and discovery stage programs including within the radioligand therapeutic space;
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
To remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us or our licensees to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to sustain or increase profitability on a quarterly or annual basis. Our failure to remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
If we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable foreign authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.
Even if we do generate product royalties or product sales, we may never sustain profitability on a quarterly or annual basis. Our failure to sustain profitability would depress the market price of the ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of the ADSs also could cause you to lose all or a part of your investment.
We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
To date, we have funded our operations through public and private placements of equity securities, upfront, milestone, option exercise, reservation fee, expense reimbursement, sponsored research payments received from our collaborators, recharging of third party costs and interest income from the investment of our cash, cash equivalents and financial assets. We expect to require additional funding in the future to sufficiently finance our operations and advance development of our product candidates. On July 1, 2022, we entered into a sales agreement with SVB Securities LLC, or the Sales Agreement, to sell ordinary shares from time to time at our discretion under an “at the market” program, with aggregate gross sales proceeds of up to $100.0 million.
We expect that our existing cash, cash equivalents, together with anticipated funding through collaborations, will enable us to fund our operating expenses and capital expenditure requirements into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for MP0317 and MP0533 or our preclinical programs will depend on many factors, including:
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
The effects of health epidemics, including the ongoing COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely.
As the result of the pandemic, we may experience disruptions that could impact our business, preclinical studies and clinical trials, including:
•delay of submissions to, and approvals of, regulatory authorities;
•interruption or delays in the operations of regulatory authorities, which may impact review and approval timelines, including delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•interruption of, or delays in receiving, supplies of our product candidates or target material from our contract manufacturing organizations, or CMOs and other suppliers due to staffing shortages, shortages in supply of production materials, production slowdowns or stoppages and disruptions in delivery systems;
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
The extent to which the COVID-19 outbreak or any future outbreaks of contagious disease ultimately impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, the emergence of variants, the transition to endemic status, travel restrictions and social distancing in Switzerland, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in countries around the world to contain and treat the disease.
Raising additional capital may cause dilution to holders of our ordinary shares or ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.
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
We cannot guarantee that future financing will be available in sufficient amounts or on commercially reasonable terms, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our ordinary shares or ADSs and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs and our ordinary shares to decline. The sale of additional equity or convertible securities would dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.
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
We are heavily dependent on the success of our DARPin platform technology and the product candidates currently in our core programs. Our commercial prospects will be heavily dependent on product candidates identified and developed using our DARPin platform. To date, we have invested substantially all of our efforts and financial resources to identify, acquire intellectual property for, and develop our DARPin platform technology and our programs, including conducting preclinical studies and early-stage clinical trials, and providing general and administrative support for these operations.
We may not be successful in our efforts to further develop our DARPin platform technology and current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, European Commission (granted on the basis of a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA and commonly referred to as EMA approval) or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.
All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly MP0317, MP0533, abicipar and product candidates that we have licensed to our partners, including ensovibep, are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
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
•delays in or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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
•the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results; and
•the quality or stability of the product candidate falling below acceptable standards.
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
Clinical trials must be conducted in accordance with the FDA, the EMA and other applicable regulatory authorities' legal requirements and regulations, and are subject to oversight by these governmental agencies, IRBs at the medical institutions where the clinical trials are conducted or ethics committees. In addition, clinical trials must be conducted with supplies of our product candidates produced under cGMP requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with GCP requirements. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.
Further, conducting clinical trials in multiple countries presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with adhering to GCP, regulations and other foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
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
A key element of our strategy is to use and expand our platform to build a pipeline of product candidates and progress these product candidates through clinical development. So far none of the product candidates originating from our platform has received marketing approval from the FDA or other regulatory authorities. The scientific discoveries that form the basis for our efforts to discover and develop targeted oncology therapeutic candidates for cancer patients are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. There can be no assurance that any development problems we may experience in the future related to our platform will not cause significant delays or unanticipated costs or that such development problems can be solved. Even if we are successful in building our pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance.

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
Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials, and there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. For example, while we have observed positive biological activity in patient samples following administration of initial doses in the MP0317 Phase 1 clinical trial, there can be no assurance that such biological activity will be similarly observed and maintained following administration of additional doses or any drop in biological activity could be overcome with additional development regarding more frequent dosing regimens. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results. In addition, positive results in later stage clinical trials of one of our product candidates in an indication may not be predictive of the safety or efficacy of our other product candidates in other indications, even if they employ a similar mechanism of action.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. For example, our therapeutics in oncology, ophthalmology and virology has in the past and may in the future result in the creation of anti-drug antibodies that can neutralize the effects of the therapeutic, require that higher doses be used to obtain a therapeutic effect or cause adverse events. Whether anti-drug antibodies will be created and how they react can often not be predicted from nonclinical or even clinical studies, and their detection or appearance can be delayed. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.
Some of our product candidates, such as MP0317 and MP0533, the lead product candidates from our oncology program, utilize novel mechanisms of action which may result in greater research and development expenses, regulatory and development or CMC issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with the novel mechanisms of action. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanisms of action also means that fewer people are trained in or experienced with product candidates of such type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Any such events could adversely impact our business prospects, financial condition and results of operations.
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
•regulatory authorities may require additional clinical trials;
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
We also conduct clinical trials outside the United States, including in Europe and are likely to continue to do so in these or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

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
•negative impact to our reputation; and
•injunctions or the imposition of civil or criminal penalties.
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
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the Tax Act, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect until 2031 unless additional U.S. Congressional action is taken. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executed order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future. In addition, Congress is considering additional health reform measures.
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
It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations.
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
Our product candidates are at varying stages of development and we may never have a product that is commercially successful. To date, we have no product authorized for marketing. Our lead product candidates are in the relatively early stages of clinical development. Our lead product candidates will require further clinical investigation, regulatory review, significant marketing efforts and substantial investment before they can provide us with any revenues. Furthermore, if and when available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. If our products are not accepted, we may need to increase our efforts to educate the medical community and third-party payors on the benefits of our products, which may require significant resources and may never be successful. Market acceptance of our future products by physicians, patients and healthcare payors will depend on a number of factors, many of which are beyond our control, including:
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
The European Union provides opportunities for data and market exclusivity related to marketing authorizations. Upon receiving a marketing authorization, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial marketing authorization of the reference product in the European Union. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
We also believe that our product candidates in the EEA should benefit from this data and market exclusivity. As with the U.S., however, if competitors obtain marketing authorization for their biosimilar products, our products may become subject to competition from these biosimilars, with the attendant competitive pressure and consequences.

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

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
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
Further with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our product candidates or products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products, if approved.
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
Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our product candidates in our current pipeline, a key element of our long-term growth strategy is to develop and market additional product candidates. Because we have limited managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our technology platforms may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our DARPin technology approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business and results of operations.
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

Service or supply failures, or other failures, business interruptions or other disasters affecting the manufacturing facilities of any party participating in the supply chain would adversely affect our ability to supply our products, if approved.
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
Additionally, the California Consumer Privacy Act, or CCPA, imposes obligations on covered businesses. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation) and includes a private right of action for certain data breaches. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, expands the CCPA, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states have enacted data privacy laws as well. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which become effective in 2023. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. Data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.
Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, companies may face private litigation related to processing of personal data brought not only by individuals but also by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Additionally, EU member states are also able to legislate separately on health and genetic data, and we must comply with these local laws where we operate. The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised, and the revised version and its revised ordinances will enter into force September 2023.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the European Economic Area, or EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. The European Commission released a set of “Standard Contractual Clauses,” or SCCs, that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. Currently, these SCCs are a valid mechanism to transfer personal data outside of the EEA, but this mechanism is subject to legal challenge. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland and the UK similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
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
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
We are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.
The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
There is no assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the Swiss anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with the FCPA, the Swiss anti-corruption laws and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the Swiss anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
In addition, changes in our products and product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our products and product candidates in other jurisdictions, prevent others from using our products and product candidates or, in some cases, prevent the export or import of our products and product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our products and product candidates could adversely affect our business, financial condition and results of operations.
Moreover, a growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in setting Environmental, Social and Corporate Governance, or ESG, goals and requiring the provision of new and more robust disclosure of steps taken to implement such goals. The related legislative landscape in the EU has been evolving accordingly. For example, in December 2022, Directive No 2464/2022 on Corporate Sustainability Reporting, or CSRD, was adopted and entered into force on 5 January 2023. This new Directive strengthens the rules governing the social and environmental information that companies are required to report. The new rules expand the number of companies that are required to report ESG information and broaden the amount of ESG information that companies must report. The CSRD also requires a "double materiality" analysis. This means that companies will have to report on how sustainability issues might create financial risks for the company and on the company's own impacts on people and the environment. The CSRD will apply to; large EU companies, EU parents of a "large group", and to listed EU small or medium-sized companies. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an EU branch or subsidiary. The specific information that will be subject to reporting will be detailed in the European Sustainability Reporting Standards, or ESRS to be adopted by the European Commission. The first set ESRS are expected be adopted by June 30, 2023. Companies subject to the CSRD will be required to fulfil their reporting obligations in accordance with a staggered timeline depending on the category of company. The first reports are expected in 2025 for the 2024 financial year.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources, and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.
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
We also face the risk of potential infringement, unauthorized disclosure, misappropriation or other violation of our intellectual property by our third party contractors or CROs, which may reduce our trade secret protection and allow our potential competitors or other third parties to access and exploit our proprietary technology. Our third party contractors or CROs also may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property-related proceedings that could jeopardize or invalidate our proprietary information and intellectual property. For more information regarding our intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”
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
We currently have collaborative research relationships with the University of Bern for MP0533 and with Novartis Pharma AG, or Novartis, primarily for radioligand therapies. We have had and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights and other proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these intellectual property and other proprietary rights.

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
•if rights to develop and commercialize our product candidates subject to collaborations revert to us for any reason (for example MP0310 and abicipar), we may not have sufficient financial resources to develop such product candidates, which may result in us failing to recognize any value from our investments in developing such product candidates and/or requiring us to divert our resources elsewhere;
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
We do not currently have the infrastructure or capability internally to manufacture our product candidates for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on CMOs. We currently rely mainly on a few CMOs for the manufacturing of our product candidate materials. Any replacement of our CMOs could require significant effort and expertise because there may be a limited number of qualified CMOs. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We are dependent on our CMOs for the production of our product candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position.
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
We do not and will not have access to all information regarding the product candidates being developed and potentially commercialized by Novartis, including potentially material information about clinical trial design and execution, safety reports from clinical trials, spontaneous safety reports if the product is later approved and marketed, regulatory affairs, process development, manufacturing, marketing and other areas known by Novartis. In addition, we have confidentiality obligations under our agreement with Novartis. Thus, our ability to keep our shareholders informed about the status of product candidates under our collaboration will be limited by the degree to which Novartis keeps us informed and allows us to disclose such information to the public. If Novartis fails to keep us informed about the clinical development and regulatory approval of our collaboration and product candidates licensed to it, we may make operational and investment decisions that we would not have made had we been fully informed, which may materially and adversely affect our business and operations.
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
In addition, our licensees have the right to make decisions regarding the development and commercialization of product candidates under the collaborations without consulting us and may make decisions with which we do not agree. For example, in April 2022, Amgen, our collaboration partner for MP0310 (AMG 506), informed us of its decision to return global rights of MP0310 to us following a strategic pipeline review. Conflicts between our licensees and us may arise if there is a dispute about the progress of the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property developed during the course of our collaboration agreements. If any of our licenses terminate with our licensees, it may be necessary for us to assume responsibility at our own expense for the development of the applicable product candidates. In that event, we would likely be required to limit the size and scope of one or more of our programs or increase our expenditures and seek additional funding, which may not be available on acceptable terms or at all, which would materially adversely affect our business, financial condition and results of operations.
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
Our success depends, in part, on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” The biotechnology and pharmaceutical industries in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, companies producing therapeutics in the oncology and virology fields have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement, misappropriation or other violation that may be asserted by third parties against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.
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
It is also possible that we failed to identify relevant patents or applications. For example, certain U.S. applications filed after November 29, 2000 that will not be filed outside the United States may remain confidential until patents issue. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing from which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products or platform technology could have been filed by others without our knowledge. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications purporting to gain broad coverage in the areas in which we are active. Additionally, claims in pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products.
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
We rely upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our product candidates. We may also need to obtain additional licenses to advance the development and commercialization of any product candidates we may develop. Additionally, we have in the past collaborated and may in the future collaborate with U.S. and/or European academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In some instances, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program. Our current license and collaborations agreements also impose, and we expect that future agreements will likely impose various reporting, prosecution, diligence, fee payment, royalty and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and our licensing or collaboration partners regarding our rights or obligations under the agreements, including any such conflict, dispute or disagreement arising from our alleged failure to satisfy payment obligations under any such agreement, we may owe damages, the counterparty may have a right to terminate the affected agreement, and our and our licensees' ability to utilize the affected intellectual property in drug discovery and development efforts, and our ability to enter into collaboration or marketing agreements for an affected product candidate, may be adversely affected. Our business could also suffer if a licensor or collaborator fails to abide by the terms of the agreement, if any licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms or at all. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. For more information regarding our license and collaboration agreements, see “Item 4.B — Business—License and Collaboration Agreements.”
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
Our current or future licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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
The base patents that we had licensed from the University of Zurich in 2004 expired in September 2021 (except for one patent in the United States) and we terminated the license agreement effective October 2021. Our competitors may be able to utilize the technology claimed in such patents to develop product candidates that compete with ours. In addition, we have been exploring entering into a non-exclusive license with the University of Zurich for the remaining U.S. patent that will expire in August 2023 but there can be no assurance that we will enter into such license. If we do not enter into such non-exclusive license, a third party may obtain an exclusive license to the patent that will expire in August 2023. Any of these events could harm our reputation as being the leader in the DARPin technology, and could have an adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
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
For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system and a new European patent court will likely become effective and start operations before the end of 2023, which would significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the new Unified Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.
In addition, a decree was adopted by the Russian government in March 2022 as a response to economic sanctions imposed by various other governments, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have a primary place of business or profit-making activities in the U.S. and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions protected by Russian patents in Russia or from manufacturing, selling, using or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Dr. Patrick Amstutz, our Chief Executive Officer, Dr. Alexander Zürcher, our Chief Operating Officer, Dr. Michael Tobias Stumpp, our EVP Projects, Dr. Nicolas Leupin, our Chief Medical Officer and Renate Gloggner, our EVP People and Culture.
The loss of key managers and senior scientists could delay our research and development activities. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries, and particularly, in the oncology field, depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract or retain these key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Additionally, there is a larger pool of qualified scientific and medical personnel in the United States than in Switzerland, and we may need to increase our presence in the United States in order to attract and retain the necessary human resources. Our inability to attract and retain these key persons could prevent us from achieving our objectives and implementing our business strategy, which could have an adverse effect on our business and prospects.
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.
Additionally, in connection with the ongoing war between Russia and Ukraine, the U.S. government and other governments have imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia, and have indicated they will consider imposing additional sanctions and other similar measures in the near future. Although we do not have any operations in Russia or Ukraine, further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business, our supply chain or our collaborators.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly regarding U.S. dollars, euros, British pounds and Swiss francs. Our functional currency is the Swiss franc and the majority of our operating expenses are paid in Swiss francs, but we also may receive payments from our business partners, including Novartis in U.S. dollars or euros and we regularly acquire services, consumables and materials in U.S. dollars, euros and Swiss francs. Further, potential future revenue may be derived from abroad, particularly from the United States and the European Union. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the Swiss franc, the euro, the U.S. dollar and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides our natural hedging, currently, we do not have any exchange rate hedging arrangements in place.
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
Unfavorable global economic conditions, including as a result of the ongoing military action by Russia in Ukraine, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our common stock.
On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region is possible. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States. and other countries and companies and organizations against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, and resulting increases in inflation, financial market volatility and capital markets disruption, potentially increasing in magnitude, and such effects on the global economy and financial markets could affect our business, operations, operating results and financial condition as well as the price of our common stock and our ability to raise additional capital when needed on acceptable terms. In addition, any or all of these effects could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the military action, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may magnify the impact of the other risks described in this report.

Recent developments relating to the United Kingdom's referendum vote in favor of withdrawal from the European Union could adversely affect our ability to develop, manufacture and commercialize our product candidates in the United Kingdom.
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply. The Trade and Cooperation Agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020 and formally entered into force on May 1, 2021.
Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit has had, and will continue to have, a material impact on the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom. For example, Great Britain is no longer covered by the centralized procedures for obtaining European Union-wide marketing authorizations from the EMA, and a separate marketing authorization will be required to market our product candidates in Great Britain. It is currently unclear whether the Medicines & Healthcare products Regulatory Agency in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would delay or prevent us from commercializing our product candidates in the United Kingdom and limit our ability to generate revenue and achieve and sustain profitability. We could face significant additional expenses to obtain regulatory approval for our products in the United Kingdom.
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

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax loss carryforwards that we have generated in prior years. For instance, as of December 31, 2022, we had substantial tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. If not used, tax loss carryforwards for Swiss corporate income tax purposes expire seven years after the tax year in which they were incurred. Due to our limited future / expected income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and therefore will not be able to be used to offset future taxable income for Swiss corporate income tax purposes. Furthermore, any tax loss carry forwards that we report on our Swiss tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
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
Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Zurich, have abolished previously existing cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Schlieren, Canton of Zurich, can change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2022 in Schlieren, Canton of Zurich, is approximately 19.4%.
We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ADSs and ordinary shares.
The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.
The market price of our ADSs and our ordinary shares may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:
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
•impact of macroeconomic factors, including the COVID-19 pandemic, rising inflation, the U.S. Federal Reserve raising interest rates and the Russia-Ukraine war, on the global economy or financial markets; or
•price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs and/or ordinary shares.
These and other market and industry factors may cause the market price and demand for our ADSs and ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or ordinary shares and may otherwise negatively affect the liquidity of our ADSs and ordinary shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

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
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report on our internal control over financial reporting beginning with our current Form 20-F. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
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
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our ADSs and our ordinary shares could decline significantly. As of December 31, 2022, we had 36,044,706 ordinary shares outstanding including 3,500,000 treasury shares held through our wholly-owned subsidiary Molecular Partners Inc and 3,000,000 ADS representing our ordinary shares issued and outstanding. In addition, ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
We intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these ordinary shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and any applicable lock-up agreements.
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
Fluctuations in exchange rates may increase the risk of holding ADSs and ordinary shares.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the euro, U.S. dollar and Swiss franc. Our functional currency is the Swiss franc, and the majority of our operating expenses are paid in Swiss franc, but we also receive or may receive payments from business partners in U.S. dollars, and we regularly acquire services, consumables and materials in U.S. dollars and euros. Further, potential future revenue may be derived from abroad, particularly from the United States or the European Union. As a result, our business and the price of our ADSs and ordinary shares may be affected by fluctuations in foreign exchange rates between the Swiss franc and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides natural hedging, currently, we do not have any exchange rate hedging arrangements in place.
Moreover, because our ordinary shares currently trade on the SIX Swiss Exchange in Swiss francs, and our ADSs trade on the Nasdaq Global Select Market in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Swiss franc may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.
Our ordinary shares and ADSs are traded on more than one market and this may result in price variations and adversely affect the liquidity and value of the ADSs; in addition, investors may not be able to easily move ordinary shares for trading between such markets. Furthermore, because of this dual listing, securities and stock exchange laws, regulations and rules apply to us that may be irreconcilable or otherwise difficult to comply with contemporaneously.
Our ordinary shares have traded on the SIX Swiss Exchange since 2014 and our ADSs have traded on the Nasdaq Global Select Market since June 2021. Trading in our ADSs or ordinary shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Global Select Market and Swiss Francs on the SIX Swiss Exchange), at different times (resulting from different time zones, different trading days and different public holidays in the United States and Switzerland) and among a different investor base. The trading prices of our ordinary shares and our ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the SIX Swiss Exchange could cause a decrease in the trading price of our ADSs on the Nasdaq Global Select Market. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs cannot immediately surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.
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
Holders of ADSs are not treated as holders of our ordinary shares.
Holders of our ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying our ADSs. Holders of our ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur if we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.
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
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.
You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this Annual Report on Form 20-F and the deposit agreement, holders of the ADSs are not able to exercise voting rights attached to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs are not able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations to vote them in person or by proxy in accordance with applicable Swiss laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, regardless of whether timely voting instructions are provided to the depositary, at our request, the depositary will represent all ordinary shares underlying the ADSs for the purpose of establishing a quorum at a meeting of our shareholders. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that its shares are recorded in its name at midnight (Central European Time) at the end of the 28th day preceding the date of the meeting of shareholders. In addition, the depositary's liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.

A beneficial owner of our ordinary shares that is not registered in our shareholders register may not be able to exercise certain rights attached to the ordinary shares.
The financial rights attached to our ordinary shares transfer to a holder of those shares upon purchasing such shares in a stock market transaction. Any voting rights or rights related to voting rights only transfer once the acquirer has been registered in the shareholders' register as shareholder of such ordinary shares. A beneficial owner that is not directly registered in the shareholders' register can enjoy the financial rights, voting rights and rights related to voting rights only through the entity that acts as nominee or depositary for those ordinary shares and is recorded in the shareholders' register as the shareholder of record of those shares. This is also the case if you hold ADSs. It is possible that a nominee or a depositary will be unwilling to exercise certain rights attached to the ordinary shares, such as rights that require litigation. Therefore, failing to register in the shareholders' register may result in your inability to exercise certain rights as a shareholder.
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
You may not receive distributions on our ordinary shares represented by our ADS or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for our ADSs will pay to you or distribute the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impracticable to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
Holders of our ordinary shares outside Switzerland and ADS holders may not be able to exercise pre-emptive rights.
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
On January 1, 2023, legislation that modernized certain aspects of Swiss corporate law (the Swiss corporate law reform (Aktienrechtsrevision)) entered into force. The new legislation altered the rights of shareholders under Swiss law, and as a consequence the rights of holders of our ADSs. The Swiss corporate law reform is subject to certain transitional periods as provided for therein. In particular, Swiss stock corporations registered with the Commercial Register on January 1, 2023, are required to amend their articles of incorporation and organizational regulations in line with the new legislation within a transitional period of two years (i.e., until January 1, 2025).Accordingly, we intend to propose certain amendments to our articles of incorporation at the next annual general meeting of shareholders. Until such amendments have been adopted and approved by the general meeting of shareholders, our current articles of association remain in full force and effect. See "Item 10. - Memorandum and Articles of Association - Swiss Corporate Law Reform." There can be no assurance that Swiss law will not once again change in the future, which could adversely affect the rights of our shareholders or holders of our ADSs. Furthermore, there can be no guarantee that Swiss law does or will protect our shareholders or the holders of our ADSs in a similar fashion as the laws of U.S. jurisdictions would, in particular as regards corporate law principles, if we were a U.S.-incorporated company.
Our ordinary shares are issued under the laws of Switzerland, which may not provide investors with the same protections provided by incorporation in Delaware.
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
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. For an overview of the changes in Swiss corporate law due to the Swiss corporate law reform that came into effect on January 1, 2023, see "Item 10. - Memorandum and Articles of Association - Swiss Corporate Law Reform." Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn only under certain limited conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. For changes to Swiss corporate law potentially affecting the rights of the holders of our ADSs, see also "Item 10. - Memorandum and Articles of Association - Swiss Corporate Law Reform"
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
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
We may no longer be a foreign private issuer as of June 30 for a given fiscal year (the end of our second fiscal quarter for a given fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1 of such year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would be required to change our accounting from reporting under IFRS to reporting under U.S. generally accepted accounting principles. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make our ADSs less attractive to investors.
We are an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an "emerging growth company," we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to the last day of the fiscal year ending after the fifth anniversary of our initial U.S. public offering (June 2021), although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an "emerging growth company" as of the following December 31 (our fiscal year-end).
In addition, because the market value of our ordinary shares held by non-affiliates was less than $560 million as of June 30, 2022 and our revenue for the year ended December 31, 2021 were less than $100 million, we qualify as a “smaller reporting company” under the Exchange Act as of June 30, 2022. We may continue to be a smaller reporting company if either (i) the market value of our ordinary shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our ordinary shares held by non-affiliates is less than $700.0 million.
We cannot predict if investors will find our ordinary shares less attractive because we may rely on the exemptions and reduced disclosure obligations applicable to emerging growth companies and smaller reporting companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
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

Management is required to assess the effectiveness of our internal controls annually beginning with this annual report on Form 20-F to be filed with the SEC. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
If we are classified as a passive foreign investment company, U.S. Holders of ADSs may be subject to adverse U.S. federal income tax consequences.
For U.S. federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, at least 75% of our gross income is passive income, or at least 50% of the average value (determined on the basis of a weighted quarterly average) of our assets for the taxable year is attributable to assets that produce passive income or are held for the production of passive income, including cash. For purposes of these tests, passive income includes, among other things, dividends, interest, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares or ADSs) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Generally, in determining whether a non-U.S. corporation is a PFIC, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are characterized as a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. E Taxation – Material U.S. Federal Income Tax Consequences for U.S. Holders” below) hold our ADSs, U.S. Holders of our ADSs may suffer adverse tax consequences regardless of whether we continue to qualify as a PFIC, including having gains realized on the sale of our ADSs treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on ADSs by individuals who are U.S. Holders, and having interest charges apply to certain distributions by us and gains from the sales of our ADSs.
The tax consequences that would apply if we are classified as a PFIC would be different from those described above if a U.S. Holder of ADSs were able to make a valid qualified electing fund, or QEF, election, or, in some circumstances, a “mark-to-market” election. We currently expect to provide U.S. holders of ADSs with the information necessary for a U.S. shareholder to make a QEF election if we were treated as a PFIC for any taxable year, although there is no assurance that we will do so.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. shareholders, see “Item 10. E Taxation – Material U.S. Federal Income Tax Consequences for U.S. Holders.”

If we are a controlled foreign corporation, there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our ordinary shares.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares (including through ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our future non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporations make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, or that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.
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
In addition, the prevalent use of mobile devices that access confidential information increases the risk of lost or stolen devices and security incidents, which could lead to the loss of sensitive information. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
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
We take steps to detect and remediate vulnerabilities, but we may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems, our efforts may not be successful. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

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
The trading market for the ADSs and our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts cover us, the trading price for the ADSs and our ordinary shares would likely be negatively affected. If one or more of the analysts who cover us downgrade the ADSs or our ordinary shares or publish inaccurate or unfavorable research about our business, the price of the ADSs and our ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs and our ordinary shares could decrease, which might cause the price of the ADSs and our ordinary shares and trading volume to decline.
We are subject to securities litigation, which is expensive and could divert management attention and adversely impact our business.
The market price of our common stock has been and may continue to be volatile. Companies that have experienced volatility in the market price of their common stock are often subject to securities class action litigation. For example, in July 2022, a securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us, our directors and certain of our current and former executive officers. The case is still in the early stages. However, regardless of outcome, this or any future securities litigation could result in substantial costs and diversion of management’s attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities. See Part I, Item 8.A “Consolidated Statements and Other Financial Information – Legal Proceedings” for more information.

Item 4. Information on the Company.
A. History and Development of the Company
Our corporate name is Molecular Partners AG. We were incorporated in Switzerland as an Aktiengesellschaft, or AG, on November 22, 2004 and are subject to article 620 et seq. of the Swiss Code of Obligations. Our principal executive offices are located at Wagistrasse 14, 8952 Schlieren, Switzerland. We are registered with the commercial register of the Canton of Zurich under number CHE-112.115.136. In November 2014, we completed the initial public offering of our ordinary shares on the SIX Swiss Exchange. In June 2021, we completed the initial public offering of our ADSs on the Nasdaq Global Select Market. Our telephone number at our principal executive offices in Switzerland is +41 44 755 77 00.
Molecular Partners AG is the sole shareholder of Molecular Partners Inc., a Delaware corporation, with a registered office at 245 Main Street, Cambridge, Massachusetts 02142, with a secondary address at 33, Bradford Street, Concord, Massachusetts 01742. Molecular Partners Inc. is our agent for service of process in the United States.
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
B. Business Overview
We are a clinical-stage biopharmaceutical company pioneering DARPin candidates to treat serious diseases, with a current focus on oncology and virology. Our DARPin platform, which is built using designed ankyrin repeat proteins, or DARPins, allows us to generate candidates with multiple mechanisms of action, or MOAs, to address complex biological problems.
DARPins are a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. Our DARPin candidates have been extensively tested in preclinical studies and clinical trials, including in approximately 2,500 patients, and have been observed to be highly active and generally well-tolerated.
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

Our Pipeline
Molecular Partners’ pipeline includes two key areas: oncology (blue) and virology (green). In addition we are reviewing opportunities in ophthalmology (gray).

Oncology
Discovery Oncology
Virology
Ophthalmology
CANDIDATE
RESEARCH
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
RIGHTS
MP0317
FAP x CD40
Solid Tumors
MP0533
CD33+CD70+CD123 x CD3
AML
MOLECULAR partners
Radio DARPin Therapy Platform
DLL3
2nd target ongoing
In-house programs
MOLECULAR partners
Solid Tumors
Partnered programs
NOVARTIS
Virology
MOLECULAR partners
Immune Cell Engagers
MOLECULAR partners
Abicipar 1
VEGF
Wet AMD
MOLECULAR partners
Ensovibep 2
Sars-Cov-2
Covid
NOVARTIS

1) The Company continues to evaluate potential business opportunities for abicipar, outside of Molecular Partners.

2) Molecular Partners was informed by Novartis that the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep was withdrawn effective January 25, 2023. As previously disclosed, ensovibep is not presently in clinical development.

While our DARPin candidates have distinct therapeutic features and particular targets, each DARPin therapeutic modality can be utilized across multiple programs. Our pipeline programs benefit from the learnings of earlier discoveries, such as:
•The use of fibroblast activation protein, or FAP as a localized activator for both MP0317, and previously MP0310;
•Multi-specificity and avidity-driven selectivity to boost tumor specificity for our Acute Myeloid Leukemia, or AML, candidate MP0533; and
•Cooperative binding for increased antiviral neutralization by ensovibep for COVID-19;
We have research collaboration agreements with Novartis as well as other third party collaborators.
Our Team
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including argenx, Bavarian Nordic, Celgene, Roche, Novartis and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie (Allergan), Biogen, Novartis AG, Novo Holdings Advisory Group, Roche and Takeda (Millennium Pharmaceuticals, Shire).
As our name indicates, partnership and collaboration are at the core of our company, our research activities and our therapeutic designs. Molecular Partners embodies an international working environment comprised of 170+ individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. Whether it stems from our long-

standing goal of improving the lives of patients with cancer, or to our more recent efforts to deploy our technology against COVID-19, we are a group dedicated to moving the needle of medicine. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
Our Strategy
We are committed to leveraging our proprietary DARPin platform to unlock and expand the inherent advantages of DARPin molecules to potentially deliver innovative therapies to patients suffering from severe disease with significant unmet medical needs. Key aspects of our strategy include the following:
a.Rapidly advance our tri-specific T-cell engaging DARPin, MP0533, for patients with AML and high-risk MDS. Presently in a Phase 1 clinical trial, we plan to establish the safety and tolerability profile of the program, and will aim to identify a therapeutic dose level for additional clinical evaluation. Initial preliminary clinical data is anticipated to be reported by the end of 2023.
b.Unlock novel biological solutions and expand therapeutic applications of clinically validated DARPin approaches. As the inventors of the DARPin class of drugs, we believe we are the world leaders in DARPin engineering and research. With this expertise, we have developed a strategy of unlocking various technical hurdles which may limit other discovery platforms, and then expanding our clinical product candidates based upon each technological solution. Examples of this include the conditional activation of our oncology programs MP0317 and MP0310, the avidity driven mechanism of MP0533, and multi-specificity of our COVID-19 antiviral ensovibep.
c.Maintain a robust discovery program leveraging our proprietary DARPin libraries and novel DARPin-based biological solutions. DARPins are designed to be added to new product candidates in a modular fashion to address novel disease biology. This process enables us to construct and screen multi-specific DARPin molecules for new disease areas and to quickly identify and progress differentiated candidates for our oncology and virology programs. In pursuit of a sustainable and diversified portfolio, we plan to develop potentially innovative and transformational constructs directed against the most promising targets in our areas of focus.
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
i.This strategy has allowed us to pursue major therapeutic innovations for the DARPin platform, often in parallel, across our oncology and virology focus areas. To this end, we continue to support our partners across our portfolio as we advance our Radio DARPin-Therapy Platform, both independently and in collaboration with Novartis; and our research collaboration with the University of Bern for MP0533.
ii.We will also seek to collaborate with companies developing complementary technology to our platform when we see the strategic rationale to combine our industry-leading DARPin capabilities with other modalities.

Our DARPin Platform
Our DARPin platform was invented over twenty years ago by the co-founders of our company, who were then researchers at the University of Zurich. DARPin molecules were discovered as a result of our co-founders’ quest to find a versatile protein-based therapeutic class that was highly differentiated from antibodies. The ability to design multi-specific molecules, along with the ease of use and manufacturing, made DARPin technology an ideal platform for us from which to pursue treatments beyond traditional protein therapeutics. The foundational technology we use in our DARPin platform to generate our product candidates was initially licensed to us by the University of Zurich. Leveraging our DARPin platform, we have designed product candidates with MOAs that we believe have the potential to offer patients therapeutic options with higher efficacy and fewer adverse events compared to the current standard of care. Among these multiple MOAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate, neutralize viruses, adjust half-life as needed and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.
We believe that our DARPin platform has the potential to yield novel product candidates with broad therapeutic application given their ability to overcome many of the limitations of antibody and other conventional protein-based therapeutics.
Benefits and Advantages of our DARPin Platform over Traditional Approaches
We believe the benefits of our DARPin platform include:
•Ability of DARPin product candidates to target multiple escape pathways in parallel
When cancer cells or a virus are targeted by conventional therapies, they often develop resistance by loss of target, mutational escape or activating multiple escape pathways at once. To create effective products, we believe that we must understand the dynamics of these escape pathways and then target their key components in parallel. We believe our DARPin product candidates are ideally suited for this approach because of their ability to bind to multiple targets and inhibit multiple escape pathways at once. Our approach allows us to efficiently test product candidates to determine the affinity and target binding of our DARPin proteins in the relevant setting. The most effective combination of DARPin proteins is assembled into one DARPin product candidate for further product development. These DARPin product candidates can demonstrate cooperative binding, leading to high potency and preventing escape as demonstrated by our antiviral product candidates.
•Capacity to find and address new biology on known targets
Using our DARPin approach, we are able to select DARPin proteins that bind to known targets in novel ways, thereby unlocking additional therapeutic solutions. For example, we can achieve conditional activation where the molecule will activate only in the presence of a particular tumor-associated antigen, or TAA. One of our product candidates, MP0533 utilizes the power of multi-specific targeting to potentially enhance efficacy and minimize tumor resistance through simultaneously targeting three known antigens associated with AML, which, to our knowledge, had not previously been addressed in one molecule. In addition, positive topline data from the global EMPATHY Phase 2 clinical trial of ensovibep was a clinical validation of our platform’s ability to deliver multi-specific candidates that enact simultaneous binding for unique clinical effect.
•Flexible architecture to engage and locally activate immune cells
Immune-mediated therapies rely on the activation of a patient’s immune response to fight tumors. In some cases, blocking negative checkpoint signals can produce a deep and durable effect in stopping the growth of, and regressing, tumors. We believe that our DARPin platform is well suited for the combined approaches of blocking negative checkpoint signals and engaging and activating immune cells. We have unlocked approaches that utilize DARPins to direct tumor-localized activation of immune cells, resulting in the selective activation of immune system cells within a tumor, which may potentially avoid systemic adverse events. We have designed two of our DARPin product candidates, MP0310 and MP0317, to cluster, thereby locally activating immune cells more effectively. MP0310 is a tumor-restricted 4-1BB immune-cell activator for the potential treatment of FAP-positive cancers, and MP0317 activates CD40, also in an FAP-dependent manner.
•Tailored pharmacokinetic profile
All or our DARPin product candidates are constructed to benefit from high-yield microbial manufacturing. Unlike manufacturing using traditional mammalian cell lines, productions of DARPin molecules via microbial manufacturing allow for several key competitive advantages, including the ability to manufacture clinical batches every seven to ten days, versus a thirty-day mammalian campaign. This advantage is critical to allow drug supply on a global scale. Additional benefits include high production yield of raw drug substance, 12-15g/L for example, as well as high thermal stability, with certain programs demonstrating shelf stability at 4 degrees centigrade for several years.
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
Our accumulated preclinical and clinical experience of developing and testing DARPin candidates has allowed us to establish an intellectual property portfolio that, as of December 31, 2022, included over 180 granted patents and over 190 additional pending U.S. and foreign patent applications across more than 30 patent families, covering both core and derivative aspects of our DARPin platform.
Our Oncology Programs
Cancer Background and Treatment
The rapid development of immune-mediated therapies for multiple types of cancer has transformed the oncology treatment landscape and improved the long-term outlook for many cancer patients. Rather than targeting treatments directly at the tumor, these therapies generally engage the immune system to promote its recognition and eradication of tumor cells. Key features of immune-mediated therapy include specificity, breadth of response, and memory. These features can contribute to complete tumor regressions, often providing more durable clinical outcomes and improved quality of life relative to other therapies. However, despite the early success observed with immune mediated therapies, it has become clear that these treatments can currently help only a minority of patients and are more effective in some tumor types than others. This limit arises from various factors, including differential target expression patterns by cancer cells, variable immune responses to the treatment, and cancer immune-escape via mutagenesis and proliferation of non-targeted cellular populations.
We believe that, through years of building our DARPin expertise, we have developed DARPin candidates that can unlock and expand these immune-mediated capabilities through several mechanisms, which include targeting immuno-stimulatory proteins through multi-specific DARPin candidates and using delayed and/or conditional activation of our immune engagers. These attributes allow us to optimize the potency, localization and/or exposure of our product candidates and reduce the risk of off-target toxicity in order to improve their therapeutic index and overall profile.
Localized Immune Agonists: MP0317 and MP0533 Product Candidates
In our oncology program we are currently developing and assessing two product candidates with localized immune agonists:
•MP0317, which allows for tumor-restricted immune-cell CD40 activation for the treatment of FAP positive cancers; and
•MP0533, which targets CD3, CD70, CD123 and CD 33 for the treatment of AML.
Development of our MP0317 and MP0533 product candidates has leveraged the learnings from our two first-generation product candidates in our oncology program, MP0250, MP0274 and MP0310. Those candidates have shown efficacy and tolerability in preclinical and clinical studies in patient populations who were resistant and /or refractory to previous standard of care treatments.
However, MP0317 and MP0533 both utilize novel mechanisms of action, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects. See “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates—Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.”

MP0317: DARPin Product Candidate Targeting FAP x CD40
•Designed to activate CD40 only in FAP-high tumor tissue.
•Localized activation by FAP targeting underpins the therapeutic benefits while expanding the range of immune cell activation.
•Designed to reinforce the effect of other immune stimulating therapies.
•Shown in vitro to repolarize M2 macrophages and revert T-cell suppression.
•Positive interim Phase 1 clinical trial data presented at SITC in the fourth quarter of 2022.
The tumor-localized immune agonist MP0317 is one of our product candidates currently being developed in our oncology pipeline. MP0317 comprises a localizer to FAP and immune stimulator binding to CD40. FAP is found in the tumor stroma in high density and its binding is intended to create a cluster of CD40 on immune cells enabling immune activation. MP0317 is designed to simultaneously engage FAP and CD40 to create tightly bound clusters around tumors, which are necessary to induce CD40-mediated local immune activation. CD40 plays a critical role in antigen presentation and the monocyte maturation process, and therefore, indirectly, T-cell activation. One of the main functions of CD40 signaling is to enhance antigen-presentation to T-cells by activating dendritic cells, or DCs. CD40 engagement on the surface of DCs promotes cytokine and chemokine production, induces expression of costimulatory molecules, and facilitates the cross-presentation of antigens. This step increases the interaction of DCs with T-cells by upregulating surface proteins such as CD54 and CD86, thereby activating the surface proteins.
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
In April 2021, we presented new data at the 2021 AACR virtual annual meeting, showing further supportive evidence of MP0317’s unique therapeutic potential in an ex vivo model system. The results demonstrated an MP0317-dependent repolarization of macrophage phenotypes and reveal a release of T-cells from macrophage-mediated suppression. The preclinical study has additionally demonstrated FAP-dependent activation of CD40-expressing B-cell and myeloid cell populations in dissociated human tumors.
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
Our team presented positive interim results from the ongoing Phase 1 trial of for the treatment of solid tumors at the 37th Society for Immunotherapy of Cancer (SITC) Annual Meeting in November 2022. These data demonstrated the first clinical observation of tumor localized CD40 activation provided by MP0317, which was also observed to be safe and well-tolerated. There was no dose-limiting CD40-related systemic toxicities observed to-date as well as no signs of inflammatory cytokine release. We are continuing this ongoing dose escalation Phase 1 clinical trial, with patient recruitment in the dose escalation portion of the trial expected to be completed in the first half of 2023. Our team expects the final data set to inform the therapeutic dose for evaluation in a potential Phase 1b/2 trial in combination with relevant cancer treatment.

MP0533: DARPin Product Candidate Targeting CD3, CD70, CD123 and CD33 for the Treatment of AML
MP0533 is another DARPin product candidate designed to engage CD3 on T-cells and target AML cells by the tumor-associated antigens, or TAAs, CD70, CD123 and CD33.

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

Some cancer antigens are also present on many healthy cells, but at a lower concentration, and as such it is difficult to select any single target to sufficiently differentiate between cancer cells and healthy tissue. To overcome this limitation and increase specificity, we leveraged our unique DARPin platform to generate a multi-specific T-cell engager (TCE) DARPin molecule, targeting CD33, CD70 and CD123, by a fine-tuned and tailored avidity-driven affinity to these TAAs, in conjunction with our CD3-binding DARPin molecule.
In avidity-driven selectivity, the presence of two or more binding targets on the cell, and the molecular interaction with these targets increases the effective concentration of the binder and the resulting binding strength. This dependency of binding strength on the presence of more than one cancer antigen conveys a far superior selectivity to these multi-specific binders. This approach is a concept that is well known in the scientific community but has so far been limited by the availability of an optimal therapeutic platform to address the associated technical challenges. In order to find the right target combination, the optimal affinity to increase tumor specificity via avidity, as well as the best molecular architecture, we took advantage of our unique modular DARPin platform and screened thousands of combinations of multi-specific DARPin molecules, binding simultaneously to the three different TAAs — CD33, CD70 and CD123. Furthermore, we combined our three DARPin binders with our CD3-binding TCE DARPin into our candidate, MP0533.
Our approach allows for the design of multi-specific TCEs which are designed to simultaneously target CD33, CD70 and CD123, three well-known AML antigens that are co-expressed on approximately 50% of AML cells and of which at least two are expressed on approximately 70% of AML cells. To further optimize our molecules, we have devised a concentration dependent MOA utilizing moderate affinity binders rather than high affinity ones. When such a DARPin encounters a cell expressing only one antigen, we believe there should only be a transient interaction and the DARPin should quickly disengage the target with limited cytotoxic effect. However, when there are two or three targets, the mechanism of aviditydriven selectivity is activated.
In preclinical tests against AML cells, we observed MP0533 delivered highly potent and specific activity and the potential for a reduced effect on healthy normal cells. As well as its increased selectivity, MP0533's ability to target three TAAs simultaneously gives it additional potential to counteract target escape mechanisms expected due to tumor heterogeneity. In addition, this mechanism is designed to capture a larger population of AML patients due to its ability to engage with any two of these targets simultaneously, while maintaining specificity.
In preclinical studies, MP0533's targeting of three different AML antigens with potentially optimized affinity and geometry demonstrated substantial avidity gain and an increased selectivity window. The avidity gain resulted in strongly enhanced in vitro potency as shown by activation of both CD8+ and CD4+ T-cells and subsequent killing of AML tumor cells. Bioactivity was in the range of established TCE benchmark formats such as BiTE and DART and compared to reference constructs where TAA-specific DARPin binders were replaced by non-binding-DARPin modules. We generated selectivity data by comparing our multi-specific DARPin constructs on MOLM-13 AML cell lines where the respective TAAs have been knocked out individually or in combination. The tumor specificity, and resulting potential for a better safety profile, of our DARPin construct has been confirmed in an ex vivo blood assay testing potential CRS liabilities. In this assay, our multi-specific DARPin construct induced profoundly less cytokine release as compared to benchmark molecules indicating an improved therapeutic window.
In December 2021, we announced a research collaboration with the University of Bern, to advance the development of MP0533, into the clinic. The collaboration aims to leverage our DARPin technology and the University of Bern group’s expertise in AML, and specifically in LSCs.

In an oral presentation at the 64th American Society of Hematology (ASH) Annual Meeting in December 2022, we presented preclinical results showing MP0533, can induce preferential killing of cells expressing two or three tumor-associated antigens, or TAAs compared to cells expressing a single TAA.
MP0533 was demonstrated to activate T cells and destroy AML cells in samples from newly diagnosed and previously treated AML patients with different TAA expressions. Humanized mouse models showed MP0533’s ability to activate intra-tumoral T-cells and control tumor growth. The research also showed that MP0533 was able to directly target and kill LSCs, while sparing a variety of healthy cells including hematopoietic stem cells. This targeted feature of MP0533 was further supported by several other parameters including a lower level of cytokine release relative to benchmark mono-targeted T-cell engagers, both in vitro in a whole blood assay and in vivo in the humanized mouse AML models.
In January 2023, the first patient was dosed in our Phase 1 clinical trial of MP0533. Interim preliminary clinical results from this trial are expected to be reported by the fourth quarter of 2023.
MP0310: DARPin Molecule Targeting 4-1BB x FAP

MP0310 is a dual-targeted compound, targeting both FAP and 4-1BB, that has the potential to activate T-cells and other immune cells, specifically in the tumor microenvironment, aiming to avoid systemic side effects associated with 4-1BB activation.

In April 2022, Amgen, our collaboration partner for MP0310 (AMG 506), informed us of its decision to return global rights of MP0310 to us following a strategic pipeline review.

Our Radio DARPin Therapy Platform
We are developing DARPin-based radiotherapeutic candidates, both proprietary as well as in collaboration with Novartis. In 2022, we progressed our Radio DARPin Therapy (RDT) Platform, selecting tumor-associated protein Delta-like ligand 3, or DLL3, as the first target of our in-house RDT program. Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, providing an opportunity for selective targeting through the high-affinity and specificity offered by DARPins.

In December 2021, we announced a new collaboration with Novartis in the form of a license and collaboration agreement to develop, manufacture and commercialize DARPin-based radiotherapeutics. By harnessing the power of radioactive atoms, or radionuclides, and applying it to cancers through targeted radioligand therapy, DARPin-based radiotherapeutics have the potential to selectively deliver molecularly targeted radiation to tumor cells anywhere in the body, while sparing healthy tissue. DARPins have significant potential to enable robust, tumor-specific delivery of radionuclides owing to their small size in combination with high specificity and affinity.

The collaboration will combine our industry-leading ability to rapidly generate high-affinity DARPins and the radioligand therapies, or RLT, capabilities and expertise of Novartis. Under the terms of the agreement, we will collaborate with Novartis to discover DARPin-based radiotherapeutic candidates that target specific tumor associated antigens.
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
We believe DARPins' attributes along with their small size and platform optimizations to minimize kidney accumulation make DARPins ideal delivery vectors for therapeutic radionuclides to efficiently target cancer cells with minimal systemic side effects.
We plan to present our research of Radio DARPin Therapy candidates and their potential differentiation as tumor targeting moieties in scientific conferences in 2023.
Our Virology Program
In 2020 we launched the first product candidate from our virology program, ensovibep (MP0420), which targets the SARS-CoV-2 virus. Our rapid candidate design and assessment process allowed us to quickly substantiate the potential of an antiviral DARPin approach and its differentiation compared to other therapeutic modalities. Based on the potential of DARPin therapeutics as antivirals, we are actively assessing other global viral threats with high unmet need as potential targets for new product candidates in our virology program.
COVID-19 Product Candidate: Ensovibep (MP0420)
Ensovibep is a first-in-class, multi-specific DARPin therapeutic candidate, designed to bind three different epitopes on the receptor-binding domain, or RBD, of the SARS-CoV-2 spike protein simultaneously.
In January 2022, Novartis exercised its option to in-license ensovibep and is now solely responsible for further development, manufacturing, and commercialization activities. Upon exercise of the option, Molecular Partners received a payment of CHF 150 million, which was in addition to the upfront cash payment of CHF 20 million and CHF 40 million worth of ordinary shares that Novartis acquired in 2020.
The primary analysis from Phase 2 of the EMPATHY clinical trial was presented at the 2022
European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in April 2022. Key preclinical data documenting the unique design and mechanism of action of ensovibep were published in Nature Biotechnology in July 2022.
Ensovibep was submitted in February 2022 for Emergency Use Authorization or EUA following the successful global EMPATHY clinical study. Later, the U.S. Food and Drug Administration, or FDA asked that Phase 3 data be provided for their review.
The clinical development of ensovibep was halted in 2022 due to a lack of neutralization activity against omicron subvariants.
Other Programs
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
Molecular Partners regained global development and commercial rights to abicipar for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME). The Company has reported two positive Phase 3 clinical trials of abicipar, CEDAR and SEQUOIA, which supported the non-inferior efficacy of its quarterly dosing regimen with 50 % fewer injections than ranibizumab.
We are currently evaluating potential business development opportunities for abicipar.

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
•One example of a patent family that we own in this category is based on international patent application WO 2012/069655, relating to DARPin binding proteins comprising certain improved N-terminal capping modules. As of December 31, 2022, we owned three issued U.S. patents, nine issued foreign patents (i.e. patents granted in jurisdictions other than the U.S.) and one pending foreign patent application in this family. Any issued patents in this family are expected to expire in 2031. The disclosed improvement of the DARPin platform is included in our DARPin product candidates MP0250, MP0274, MP0310, MP0317, MP0420 (ensovibep), MP0423 and MP0533.
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
A second category of protection covers our key single-binding domain DARPin proteins binding to specific targets. These single domain DARPin binding proteins can be used in multiple DARPin product candidates. Our patent applications and corresponding patents directed to key single domain DARPin binding proteins currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2010/060748, relating to single domain DARPin binding proteins with specificity for vascular endothelial growth factor A, or VEGF-A. As of December 31, 2022, we owned one issued U.S. patent and 31 issued foreign patents in this family. Any issued patents in this family are expected to expire in 2029, with the exception of one U.S. patent that received patent term adjustment and is expected to expire in 2031. VEGF-specific DARPin binding proteins are used in our DARPin product candidates abicipar and MP0250.
•Another example of a patent family in this category is based on international patent application WO 2014/191574, relating to single domain DARPin binding proteins with specificity for hepatocyte growth factor, or HGF. As of December 31, 2022, we owned one issued U.S. patent and seven issued foreign patents in this family. Any issued patents in this patent family are expected to expire in 2034. An HGF-specific DARPin binding protein is used in our DARPin product candidate MP0250.
•Another example of a patent family in this category is based on international patent application WO 2012/069654, relating to single domain DARPin binding proteins with specificity for human serum albumin, or HSA. As of December 31, 2022, we owned two issued U.S. patents, 21 issued foreign patents and seven pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031. HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0250, MP0274, MP0310, MP0317, MP0420 (ensovibep), MP0423 and MP0533.
•Another example of a patent family in this category is based on international patent application WO 2014/083208, relating to DARPin product candidates comprising two different DARPin binding proteins that bind to specific, but distinct, sites on HER2. As of December 31, 2022, we owned one issued U.S. patent, 13 issued foreign patents and three pending foreign patent applications in this family. Any issued patents in this patent family are expected to expire in 2033. Such a DARPin molecule comprising two different HER2-specific DARPin binding proteins is used in our product candidate MP0274.
•Another example of a patent family in this category is based on international patent application WO 2020/245173, relating to single domain DARPin binding proteins with specificity for fibroblast activation protein, or FAP. As of December 31, 2022, we owned one pending U.S. patent application and 12 pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2040. FAP-specific DARPin binding proteins are used in our DARPin product candidates MP0310 and MP0317.
•Another example of a patent family in this category is based on international patent application WO 2020/245175, relating to single domain DARPin binding proteins with specificity for 4-1BB. As of December 31, 2022, we owned one pending U.S. patent application and six pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2040. 4-1BB-specific DARPin binding proteins are used in our DARPin product candidate MP0310.
•Another example of a patent family in this category is based on international patent application WO 2020/245171, relating to improved single domain DARPin binding proteins with specificity for HSA. As of December 31, 2022, we owned one pending U.S. patent application and 13 pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2040. Disclosed HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0310, MP0317 and MP0533.
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
•One example of a patent family that we own in this category is based on international patent application WO 2011/135067, relating to abicipar. As of December 31, 2022, we owned four issued U.S. patents, one pending U.S. patent application, 63 issued foreign patents and five pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031, not considering any patent term extensions that may be available in various jurisdictions if abicipar obtains regulatory approval there.
•Another example of patent family in this category is based on international patent application WO 2016/156596, relating to MP0250. As of December 31, 2022, we owned three issued U.S. patents, 11 issued foreign patents and 17 pending foreign patent applications in this family. Any patent that has been or may be granted in this patent family is expected to expire in 2036, not considering any patent term extensions that may be available in various jurisdictions if MP0250 obtains regulatory approval there.
•Another example of a patent family in this category is based on international patent application WO 2018/054971, relating to MP0274. As of December 31, 2022, we owned one issued U.S. patent, 11 issued foreign patents and 12 pending foreign patent applications in this family. Any patent that has been or may be granted in this patent family is expected to expire in 2037, not considering any patent term extensions that may be available in various jurisdictions if MP0274 obtains regulatory approval there.
•Another example of a patent family in this category is based on international patent application WO 2020/245746, relating to MP0310. As of December 31, 2022, we owned one pending U.S. patent application and 22 pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2040, not considering any patent term extensions that may be available in various jurisdictions if MP0310 obtains regulatory approval there.
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
The term of an individual patent depends upon the legal term for patents in the countries in which they are granted. In most jurisdictions, including the United States and countries that are members of the European Patent Convention, the patent term is generally 20 years from the earliest effective filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over a co-owned patent or patent application having an earlier expiration date or over a non-commonly owned patent or patent application having an earlier expiration date that was filed as a result of activities undertaken within the scope of a joint research agreement. In addition, patent term provisions are available in the United States, the member states of the European Union and certain other jurisdictions to extend the term of a patent that covers an approved drug to recapture a portion of the term effectively lost as a result of the regulatory review period. However, in the United States, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method of manufacturing it may be extended. In the future, if and when our product candidates, including abicipar, MP0250, MP0274, MP0310, MP0317, ensovibep, MP0423 and MP0533, receive approval by the FDA, EMA or any other relevant jurisdiction’s regulatory authorities, we expect, where possible, to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each product candidate and other factors. The expiration dates referred to above are without regard to potential patent term extensions that may be available to us and without regard to potential patent term adjustments or terminal disclaimers that may become applicable.
Notwithstanding our efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or that have been granted to us, or any patents that may be licensed or granted to us in the future, will not be challenged, invalidated, rendered unenforceable or circumvented or that such patents will be commercially useful in protecting our technologies or product candidates.
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
License and Collaboration Agreements
License and Collaboration Agreement with Novartis in the Area of DARPIN Conjugated Radioligand Therapies
On December 14, 2021, we entered into a license and collaboration agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology, or the Novartis Radioligand Agreement. Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. We are primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. We are able to invoice Novartis for our employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. In January 2022, Novartis paid us an upfront fee of $20 million (CHF 18.6 million). Additionally , we are eligible to receive milestone payments of up to $560 million, relating to development, regulatory and commercialization activities. We are also entitled to receive tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of royalties on net sales of licensed products for a specified period beginning with the first commercial sale of a licensed product in a given country of sale and expiring on the latest of (a) the expiration of the last valid claim covering such product, (b) ten years after such sale and (c) expiration of the regulatory exclusivity.
Option and Equity Rights Agreement with Novartis for Ensovibep
In October 2020, we entered into an agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep), or the Option and Equity Rights Agreement. Under the terms of the agreement, we in 2020 received an upfront, non-refundable fee of CHF 20 million for the technology transfer and manufacturing of MP0420. We are eligible to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420, which is required to be manufactured by Sandoz, a division of the Novartis Group.
As of December 31, 2021, the entire CHF 20 million had been utilized for the manufacturing of commercial supply for MP0420.
Ensovibep License Agreement
In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million due to us, which was received in 2022. Relatedly, we were eligible to invoice Novartis CHF 13.1 million for other items related to ensovibep.
Following the exercise of such option, we entered into a license agreement, or the Ensovibep License Agreement, with Novartis under which we granted Novartis a sublicensable worldwide license to research, develop, manufacture, commercialize and otherwise use ensovibep and products comprising the compound in all indications.
We are eligible to receive a 22% royalty on future commercial sales. We agreed to forgo royalties in lower income countries, and are aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities. Novartis is responsible for all further development and commercialization activities of ensovibep.
In January 2023 Novartis informed us that it has submitted a request to withdraw the Emergency Use Authorization (EUA) application from the FDA for ensovibep. Ensovibep is not presently in clinical development.The EUA application for ensovibep was withdrawn effective January 25, 2023
Reservation agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit
On August 11, 2020, we announced the reservation by the Federal Office of Public Health, or FOPH, of a defined number of initial doses of our anti-COVID-19 candidate, MP0420. Under the terms of the agreement, we received a reservation fee of CHF 7.0 million.
In December 2021, we and the FOPH entered into an amendment to extend the term of the reservation agreement by six months. The amendment also allowed the agreement to be assigned to Novartis upon its exercise of the option under the Option and Equity Rights Agreement.
License and Collaboration Agreement with Amgen
In December 2018, we entered into a license and collaboration agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506, or the Amgen Collaboration Agreement.
Under the agreement we received a non-refundable upfront payment of $50 million and we granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to MP0310 / AMG206 to develop and commercialize MP0310 / AMG506. We were primarily responsible for performing certain clinical development, manufacturing and regulatory activities in the first clinical phase.
On April 26, 2022 we announced that Amgen had informed us of its decision to return the global rights of MP0310 following a strategic pipeline review.
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
Post-Approval Requirements
Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physician deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses. Violations, including actual or alleged promotion of products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.
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
•the federal physician payment transparency legislation commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies (with certain exceptions) that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the Centers for Medicare & Medicaid, or CMS, information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
•analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision, which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argue the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2031 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning on January 1, 2024.

Further, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.
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
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Previously, in the European Union, pursuant to the EU Clinical Trials Directive 2001/20/EC, a CTA had to be submitted to each country’s national regulatory authority in which the clinical trial was to take place, together with an independent ethics committee, much like the FDA and IRB, respectively. Although the Directive had sought to harmonize the EU clinical trials regulatory framework, EU Member States transposed and applied the provisions of the Directive differently, leading to significant variation in the regulatory regimes of the member states. In 2014, a new Clinical Trials Regulation 536/2014, replacing the current Directive, was adopted. The new Regulation is directly applicable in all EU Member States (without national implementation) and entered into application on 31 January 2022. The new Regulation seeks to simplify and streamline the approval of clinical trials in the European Union. Pursuant to the Regulation, the sponsor shall submit a single CTA via the EMA's Clinical Trials Information System, or CTIS, which will cover all regulatory and ethics assessments from the member states concerned.

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
Brexit and the Regulatory Framework in the United Kingdom
Following the result of a referendum in 2016, the United Kingdom officially withdrew from the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020 and formally entered into force on May 1, 2021.
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
The European Union’s regulatory environment for clinical trials has been harmonized as part of the Clinical Trials Regulation, which entered into application on January 31, 2022. The MHRA has opened a consultation on proposed revisions to United Kingdom clinical trials legislation, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union.

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
Competition in the oncology space is intense, with several common methods of treatment for patients with cancer, including surgery, radiation and drug therapy, and approved drugs that are well established therapies widely accepted by physicians, patients and third party payers. In addition, companies focused on immunotherapies, such as checkpoint inhibitors, seek to differentiate their oncology products either by identifying novel immune checkpoint targets or by combining established immune checkpoint inhibitors.

If approved, MP0317 would compete with agents that are currently in development including monoclonal antibodies, or mAbs, and other small molecule approaches.
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
Employees
As of December 31, 2022, we had 175 full-time equivalent employees (December 31, 2021: 163 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full-time equivalent employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Two of our employees are based in the United States of America.

Full-time equivalent employees	At December 31,	At December 31,
	2022	2021
Function
Research and development	142.7	134.4
Selling, general and administrative	32.6	28.8
Total	175.3	163.2
C. Organizational Structure.
The following diagram illustrates our corporate structure:

Molecular Partners AG
100% Molecular Partners Inc.

D. Property, Plants and Equipment.
We lease our principal executive office and laboratory space, animal facility and other facilities, consisting of an aggregate of 3,200 square meters, in Zurich-Schlieren, Switzerland. The leases for our principal executive office and laboratory space expire on December 31, 2026. We also have an office in Massachusetts for our U.S. subsidiary, Molecular Partners Inc. consisting of 19 square meters.
We believe our current facilities are sufficient to meet our short-term needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
Overview
We are a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins or DARPin candidates to treat serious diseases, with a current focus on oncology and virology. Our DARPin platform, which is built using designed DARPins, allows us to generate candidates with multiple mechanisms of action to address complex biological problems.
DARPins are a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. Our DARPin candidates have been extensively tested in preclinical studies and clinical trials, including in approximately 2,500 patients since our founding, and have been observed to be highly active and generally well-tolerated.
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including argenx, Bavarian Nordic, Celgene, Roche, Novartis and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie (Allergan), Biogen, Novartis, Novo Holdings Advisory Group, Roche and Takeda (Millennium Pharmaceuticals, Shire).
We have research collaboration agreements with Novartis as well as other third party collaborators.
Our operations to date have focused upon organizing and staffing our company, business planning, raising capital, developing our DARPin platform and conducting research and preclinical studies and clinical trials. We do not have any products approved for sale.
For the year ended December 31, 2022, we incurred a positive net result, attributable to shareholders of CHF 117.9 million whereas for the years ended December 31, 2021 and 2020, we incurred negative net results, attributable to shareholders of CHF 63.8 million and CHF 62.8 million, respectively. As of December 31, 2022, we had cumulative losses of CHF 127.8 million.
There is no assurance that such positive net results similar to the year ended December 31, 2022 will be achieved or maintained in future periods, as the Company plans to continue to invest into research and development activities as they are fundamental to executing its strategic objectives.
From inception through December 31, 2022, we have received a total of CHF 446.2 million in funding from our major partnership agreements. From inception through December 31, 2022, we have obtained a total of CHF 322.5 million in eight equity financing rounds, net of cost of capital increases. Since November 2014, we have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN.” Since June 16, 2021, we have also been listed on the Nasdaq Global Select Market, under the symbol “MOLN.” As of December 31, 2022, we had cash and cash equivalents plus short-term time deposits of CHF 249.1 million.
Macroeconomic Considerations
Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including the COVID-19 pandemic, rising inflation, the U.S. Federal Reserve and other foreign financial regulatory agencies raising interest rates and the Russia-Ukraine war, have led to economic uncertainty globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled “Risk Factors.”

Licensing and Collaboration Agreements
License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies ("Novartis Radioligand Agreement")
On December 14, 2021, we entered into the Novartis Radioligand Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology.
In January 2022, we received a non-refundable upfront payment of $20 million (CHF 18.6 million) from Novartis. In addition, we are eligible to receive milestone payments of up to $560 million relating to development, regulatory and commercialization activities. We are also entitled to receive tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of net sales of licensed products for a specified period beginning with the first commercial sale of a licensed product in a given country of sale and expiring on the latest of (a) the expiration of the last valid claim covering such product, (b) ten years after such sale, and (c) expiration of regulatory exclusivity. See “Item 4.B-Business Overview of License and Collaboration Agreements.”
Option and Equity Rights Agreement with Novartis for Ensovibep (the "Option and Equity Rights Agreement")
In October 2020, we entered into an agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep). Under the terms of the Option and Equity Rights Agreement, in 2020 we received an upfront, non-refundable fee of CHF 20 million for the technology transfer and manufacturing of MP0420.
We are eligible to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420, which is required to be manufactured by Sandoz, a division of the Novartis Group. All such amounts paid for manufacturing performed by the Novartis Group is considered to be a consideration payable to a customer. See “Item 4.B-Business Overview of License and Collaboration Agreements.”
Ensovibep License Agreement
In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million due to us, which was received in 2022. Relatedly, we were eligible to invoice Novartis CHF 13.1 million for other items related to ensovibep.
Following the exercise of such option, we entered into the Ensovibep License Agreement, with Novartis under which we granted Novartis a sublicensable worldwide license to research, develop, manufacture, commercialize and otherwise use ensovibep and products comprising the compound in all indications.
We are eligible to receive a 22% royalty on future commercial sales. We agreed to forgo royalties in lower income countries, and are aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities. Novartis is responsible for all further development and commercialization activities of ensovibep. See “Item 4.B-Business Overview of License and Collaboration Agreements.”
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit ("FOPH")
On August 11, 2020, we announced the reservation by the FOPH of a defined number of initial doses of our anti-COVID-19 candidate, MP0420. Under the terms of the agreement, we received a reservation fee of CHF 7.0 million.

In December 2021, we and the FOPH entered into an amendment to extend the term of the reservation by six months. The amendment also allowed the agreement to be assigned to Novartis upon its exercise of the option under the Option and Equity Rights Agreement. Following the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, we recognized the CHF 7.0 million contract liability as revenue in 2022.
License and Collaboration Agreement with Amgen (the "Amgen Collaboration Agreement")
In December 2018, we entered into the Amgen Collaboration Agreement for the clinical development and commercialization of MP0310 / AMG 506.
Under the agreement, we granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to MP0310 / AMG 506 to develop and commercialize MP0310 / AMG 506. In April 2022, Amgen informed us of its decision to return the global rights of MP0310 to us following a strategic pipeline review.
Royalties and License Fees
Until October 2021, we held an exclusive perpetual license from the University of Zurich on patent applications and patents relating to the DARPin base technology. We terminated the applicable license agreement with effect as of October 2021 as the main patents under this agreement expired in September 2021. For the years ended December 31, 2021 and 2020 the minimum amounts of CHF 50,000 were payable by us.
We currently now only hold a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount we are required to pay is CHF 10,000 per annum.
In May 2020, we entered into a research collaboration agreement with the University of Utrecht regarding the development of our COVID-19 program. Under this agreement, we paid a fee of CHF 250,000 to the University of Utrecht in December 2020. An additional fee of CHF 250,000 was accrued as per December 31, 2021 and payable under this agreement. With Novartis exercising its option under the Option and Equity Rights Agreement, the University of Utrecht was owed a further CHF 1.0 million that was expensed and paid during 2022.
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
Our revenue may vary substantially from quarter to quarter and year to year, depending on the structure and timing of milestone events, as well as the development and marketing strategies of commercialization partners from whom we will be entitled to receive royalty and other payments. We believe that period-to-

period comparisons of our results of operations are therefore not meaningful and should not be relied on or to be indicative of our future performance.
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
From inception through December 31, 2022, we cumulatively have spent a cash amount of approximately CHF 431 million on research and development activities which we classify as research and development expense for financial reporting purposes.
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
At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of many of our programs and/or product candidates, we generally do not track our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, research and consumable costs, which are deployed across multiple projects under development. A portion of our research and development costs are external costs, which we do track on a program-by-program basis following the program's nomination to the development candidate stage. Included in table below are our external research and development expenses as well as external clinical and regulatory costs, presented by our most significant programs:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	in CHF thousands	in CHF thousands	in CHF thousands
External research and development expense
MP0250	144	856	6,210
MP0274	402	946	1,487
MP0310	2,085	2,353	2,364
MP0317	2,967	2,863	3,789
MP0533	6,647	2,211	—
MP0420 / MP0423	1,258	13,224	8,442
Other research and development expense	5,037	4,248	4,968
Total	18,540	26,701	27,260
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
Deferred taxes
We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2022, in Switzerland, we had tax loss carry-forwards totaling CHF 88.2 million. No deferred tax assets have been recognized for these tax loss carry-forwards because as of December 31, 2022 it was not probable that such loss carry-forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g. pension liabilities) due to the significant tax losses carried forward.
Based upon the 2022 received payments from Novartis, we are reporting an operating profit as well as positive cash flows from operations for the year ended December 31, 2022. There is no assurance that such positive metrics will be achieved or maintained in future periods, as we plan to continue to invest into research and development activities as they are fundamental to executing Molecular Partners’ strategic objectives.

A. Operating Results
Analysis of Results of Operations
Comparison of Operations for the Years Ended December 31, 2022, 2021 and 2020
The following table sets forth summaries of our statements of income for the years ended December 31, 2022, 2021 and 2020 (in thousands CHF):

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
	in CHF thousands	in CHF thousands	in CHF thousands
Revenues and other income
Revenues from research and development collaborations	189,556	9,330	9,344
Other income	44	424	—
Total revenues and other income	189,600	9,754	9,344
Operating expenses
Research and development expenses	(50,749)	(55,718)	(56,075)
Selling, general and administrative expenses	(22,238)	(17,454)	(11,595)
Total operating expenses	(72,987)	(73,172)	(67,670)
Operating result	116,613	(63,418)	(58,326)
Financial income	1,859	191	367
Financial expenses	(619)	(556)	(4,816)
Result before income taxes	117,853	(63,783)	(62,775)
Income taxes	—	(2)	11
Net result, attributable to shareholders	117,853	(63,785)	(62,764)
Revenues and other income
In the year ended December 31, 2022, we recognized total revenues and other income of CHF 189.6 million, an increase of CHF 179.8 million compared to the previous year. Revenues in 2022 were primarily driven by the funds received from Novartis following its exercise of the option under the Ensovibep License Agreement. In addition, we recorded revenue derived from the Novartis Radioligand Agreement. The revenue in 2021 and 2020 related largely to the Amgen Collaboration Agreement. In 2022 and 2021 we also recorded other income related to agency fees that were invoiced to Novartis.
Operating expenses (including depreciation and amortization)
In 2022 total operating expenses remained largely similar, decreasing by CHF 0.2 million to CHF 73.0 million (2021: CHF 73.2 million, 2020: CHF 67.7 million). These costs included CHF 6.2 million in non-cash effective share-based compensation and pension costs as well as CHF 2.4 million in depreciation. The two major expense categories were consistently personnel expenses of CHF 39.9 million (55% of total operating expenses) and research consumables and project costs totaling CHF 17.2 million (24% of total operating expenses).

Research and development expenses
Total research and development expenses in 2022 were CHF 50.7 million (2021: CHF 55.7 million, 2020: CHF 56.1 million). We charge all research and development expenses, including internal patent filing and patent maintenance costs, to the income statement when incurred. While the research and development expenses for the years ended December 31, 2021 and 2020 increased due to the development of MP0420, these expenses were reduced in the year ended December 31, 2022, following the exercise of the option under the Ensovibep License Agreement.
Selling, general and administrative expenses
Total SG&A expenses in 2022 increased by CHF 4.8 million (+28%) to CHF 22.3 million (2021: CHF 17.5 million, 2020: CHF 11.6 million), mainly reflecting the first full 12 month period of D&O insurance cost and professional services costs associated with our June 2021 listing on the NASDAQ as well as growth in personnel costs for the administrative functions.
Financial income / financial expense
In 2022, we recorded a net financial gain of CHF 1.2 million, mainly driven by interest income and exchange gains on the cash positions held in foreign currencies, whereas in 2021 there was a net financial loss of CHF 0.4 million mainly driven by interest expense (2020: net financial loss of CHF 4.4 million). Financial income / expense in all three years are primarily driven by foreign exchange results on the cash positions held in foreign currencies.
Income taxes
The Swiss legal entity of the Company did not have to pay nor accrue any income taxes in the reporting period as the 2022 taxable income in the period was fully offset by the utilization of accumulated tax losses. Including the net operating profit of 2022, the remaining tax losses of CHF 88.2 million may be used as tax loss carryforwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carryforwards, because at December 31, 2022, it was unlikely that such loss carryforwards could be utilized in the foreseeable future.
Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The applicable income tax rate in Switzerland for the year ended December 31, 2022 was 19.4%.
B. Liquidity and Capital Resources
From inception through December 31, 2022, we have raised an aggregate of CHF 322.5 million of net proceeds from the sale of our ordinary shares to founders and investors and collected cash under our partnership agreements in an aggregate of CHF 446.2 million. Our primary uses of cash is to fund our ongoing research and development activities and other operating expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.
As of December 31, 2022, we had CHF 249.1 million in cash and cash equivalents and short-term time deposits. In June 2021, we completed our initial public offering in the U.S. raising approximately $55.9 million in net proceeds. In January 2022, we received from Novartis CHF 150 million related to its exercise of its option as well as the $20 million (CHF 18.6 million) from the license and collaboration agreement with Novartis signed in December 2021. We are investing our cash in risk-free money market instruments in line with our treasury guidelines to accommodate our financial needs over time.
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
Comparison of cash and cash equivalents and short-term time deposits as of December 31, 2022, 2021 and 2020 and cash flows for the years ended December 31, 2022, 2021 and 2020.

	As of and for the year ended	As of and for the year ended	As of and for the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	in CHF thousands	in CHF thousands	in CHF thousands
Cash and cash equivalents	87,946	71,813	133,721
Short-term time deposits	161,198	61,000	40,000
Total	249,144	132,813	173,721

Net cash from (used in) operating activities	118,566	(90,953)	(28,983)
Net cash used in investing activities	(101,121)	(22,237)	(21,746)
Net cash (used in) from financing activities	(1,570)	50,581	113,202
Exchange gain (loss) on cash positions	258	701	(4,464)

Net increase (decrease) in cash and cash equivalents	16,133	(61,907)	58,009
The short-term time deposits denominated in CHF at December 31, 2022 contained six positions with three Swiss banks, the short-term time deposits denominated in USD contained three positions with three Swiss banks and the short-term time deposits denominated in EUR contained one position with one Swiss bank. The short-term time deposits in CHF at December 31, 2021 contained one position with one Swiss bank and the short-term time deposits denominated in USD contained three positions with two Swiss banks.
Net cash from (used in) operating activities
During the year ended December 31, 2022, operating activities generated CHF 118.6 million of cash, primarily as a result of the positive net result attributable to shareholders of CHF 117.8 million driven by the option exercise by Novartis.
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
Net cash used in investing activities
During the years ended December 31, 2022, 2021 and 2020, cash used in investing activities primarily related to movements in investments in short-term time deposits of CHF 100.2 million, CHF 21.0 million and CHF 20.6 million, respectively.
During the years ended December 31, 2022, 2021 and 2020, we recorded a cash outflow for the acquisition of property, plant and equipment and intangible assets of CHF 1.4 million, CHF 1.3 million and CHF 1.7 million, respectively.
Net cash from (used in) financing activities
During the year ended December 31, 2022, net cash used in financing activities was CHF 1.6 million, driven primarily by payments of our lease liabilities and the investment related to the creation of treasury shares.
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
Funding requirements
We believe that our existing cash and cash equivalents and short-term time deposits as of December 31, 2022, will be sufficient to fund our operating expenses and capital expenditure requirements into 2026. However, our present and future funding requirements may change and will depend on many factors, including, among other things:
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
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
The following table sets forth information regarding our executive officers, also referred to as members of the Management Board, and directors as of December 31, 2022. Unless otherwise stated, the business address for our directors and executive officers is c/o Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

Name	Age	Position
Executive Officers
Dr. Patrick Amstutz	47	Chief Executive Officer and Director
Andreas Emmenegger	56	Chief Financial Officer
Renate Gloggner	52	EVP People and Community
Dr. Nicolas Leupin	49	Chief Medical Officer
Dr. Michael Tobias Stumpp	50	EVP Projects
Alexander Zürcher	47	Chief Operating Officer
Non-Employee Directors
William M. Burns	75	Chairman of the Board
Dr. Agnete Fredriksen	45	Director
Dr. Dominik Höchli	55	Director
Steven H. Holtzman	68	Director
Sandip Kapadia	52	Director
Dr. Vito Palombella	60	Director
Dr. Michael Vasconcelles	59	Director
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
Andreas Emmenegger served as our Chief Financial Officer since February 2007 until December 31, 2022. Prior to joining Molecular Partners, he was the Chief Financial Officer of Glycart Biotechnology AG where he had a leading role in the CHF 235 million trade sale to F. Hoffmann-La Roche AG in 2005. Mr. Emmenegger was Head of Strategic Alliance Finance (Genentech) for Roche Headquarters, Basel, Switzerland. He has more than 20 years of experience as a chief financial officer of several public and private multinational companies, 15 years of which have been in the biotechnology industry. He led our SIX Swiss Exchange initial public offering in 2014 and our Nasdaq initial public offering in 2021. In addition, Mr. Emmenegger has more than 10 years of international industry experience in banking, capital markets, mergers and acquisitions and human resources. Since 2016, he has been a member of the board of directors of the Luzerner Kantonalbank, Switzerland, a publicly listed bank. Mr. Emmenegger holds a degree in finance, economics and business administration as well as an Executive MBA degree from IESE Business School, Barcelona.
Renate Gloggner has served as EVP People and Community and a Member of the Management Board of Molecular Partners since July 2022. She joined the Company in October 2021. Prior to joining Molecular Partners, Renate held European and International Human Resource leadership positions at two US companies, Global Blood Therapeutics and Tesaro Bio. In both companies, she built strong teams with an engaging culture in the European headquarter as well as in several European countries, allowing these teams to successfully gain market access and launch products. Renate began her career in biotech at

Biogen and Amgen working in a variety of HR roles in the international headquarter as well as in country roles. She holds an MBA from the University of Bern, Switzerland and an executive coaching degree from the University of the West of England, Bristol.
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
Dr. Michael Tobias Stumpp, Ph.D., one of our founders, has served as EVP Projects and a Member of the Management Board of Molecular Partners. Michael is a co-founder of Molecular Partners and was part of the team that invented the DARPin technology. Michael previously served as Chief Scientific Officer of Molecular Partners, in which capacity he oversaw development of the DARPin pipeline. He started his scientific career at the ETH Zurich and then progressed to the Imperial College London and the Tokyo Institute of Technology. Michael has published his research in many international, peer-reviewed scientific journals and presented his findings at numerous congresses.
Alexander Zürcher has served as Chief Operating Officer and a Member of the Management Board of Molecular Partners. Prior to this role, he served as SVP of Development, where he oversaw project and portfolio management, manufacturing, pharmacology, and quality assurance activities. Alexander has also previously been VP Operations and Director of CMC. He has more than 17 years of industry experience, with prior work in drug development as Director of Drug Product Development at Cytos Biotechnology and Head of R&D Operations at Spirig Pharma. Alexander holds a M.Sc. degree in biology from the University of Basel, as well as certificates in business and project management from the University of Zurich.
Non-Employee Directors
William M. Burns has served as Chairman of our board of directors since April 2018 and a director since October 2017. His professional career has been spent in the Life Sciences sector. His career in Roche took him to CEO of the Pharma Division and to the Boards of Genentech and Chugai. From 2010 to 2014 he also served as a Non-Executive Director of F Hoffmann La Roche. He is currently chair of Vestergaard sarl, vice chair of Mesoblast in Australia and is a Trustee of the Institute of Cancer Research in London. He also serves on a Cancer Advisory board to the Universities of Aachen/Bonn/Cologne and Dusseldorf. Mr. Burns holds an honors degree in economics from the University of Strathclyde, Glasgow, Scotland. Our board of directors believes that Mr. Burns' experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.
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
Dr. Dominik Höchli has served as a director since April 2021. He has more than 20 years of experience as a marketing and medical affairs executive. Since spring 2021 he is the CEO of Catapult Therapeutics, a clinical stage biotech company in the Netherlands. Previously he worked at AbbVie as Vice President, Head of Global Medical Affairs and member of the R&D and the Commercial leadership team. He led global product launches for major blockbuster products, including HUMIRA, Maviret, Venetoclax and Skyrizi, and his leadership experience ranges from smaller country organizations to large global functions. He began his corporate career at McKinsey & Co. Dr. Höchli is a Swiss national and obtained his medical degree (M.D.) from the University of Bern in Switzerland. Our board of directors believes that Dr. Höchli’s over 20 years of experience as a marketing and medical affairs executive, as well as his broad business experience provide him with the qualifications and skills to serve as a director.
Steven H. Holtzman has served as a director since May 2014. He has served as chair of the board of directors of, and strategic business advisor to, CAMP4 Therapeutics Corporation, a private biopharmaceutical company, since October 2019, executive chair of the board of directors of, and a strategic business advisor to, Qihan Biotech, a private biopharmaceutical company, since April 2019, and as a founder, a strategic business advisor, and a member and the lead independent director of the board of directors of Shoreline Bio, a private biopharmaceutical company, since June 2020. From July 2016 to January 2020, Mr. Holtzman was the first President and Chief Executive Officer and a member of the board of directors of Decibel Therapeutics, Inc., a public biopharmaceutical company. From January 2011 to March 2016, he served as the Executive Vice President of Corporate Development at Biogen, Inc., a public biopharmaceutical company. From 2001 to 2010, he served as a founder, chair of the board of directors, and Chief Executive Officer of Infinity Pharmaceuticals, Inc., a public biopharmaceutical company. Additionally, Mr. Holtzman was Chief Business Officer of Millennium Pharmaceuticals, Inc., a public biopharmaceutical company, from May 1994 to June 2001, and a founder, member of the board of directors, and Executive Vice President of DNX Corporation, a public biopharmaceutical company, from August 1986 to March 1994. He is a trustee of The Berklee College of Music and a Senior Fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. He received his B.A. in Philosophy from Michigan State University and his B.Phil. in Philosophy from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. Our board of directors believes that Mr. Holtzman's experience in the biotechnology industry and his broad management experience provide him with the qualifications and skills to serve as a director.
Sandip Kapadia has served as a director since April 2020. Mr. Kapadia brings over 25 years of science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the boards of directors of VectivBio Holding AG and Passage Bio. We believe that Mr. Kapadia is qualified to serve on our board of directors due to his leadership experience in the biopharmaceutical industry and finance expertise. Our board of directors believes that Mr. Kapadia’s over 25 years of experience in the life science industry and his broad finance and management experience provide him with the qualifications and skills to serve as a director.

Dr. Vito J. Palombella, Ph.D., has served as a director since April 2020. Vito J. Palombella, Ph.D., has over 25 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Currently, Dr. Palombella is the chief scientific officer of Surface Oncology, where he has led the company’s drug discovery and translational research efforts since 2016. Prior to joining Surface Oncology, Dr. Palombella was executive vice president and chief scientific officer from 2010 to 2016, and vice president, biology/research, from 2004 to 2010, at Infinity Pharmaceuticals, Inc., where he was responsible for drug discovery and preclinical development. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals and held a number of positions at LeukoSite and ProScript.. Dr. Palombella was involved in the discovery and development of bortezomib (Velcade®), a proteasome inhibitor, and duvelisib (Copiktra®), a PI3K-d/g inhibitor, both for cancer therapy. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Our board of directors believes that Dr. Palombella’s over 25 years of scientific leadership and experience, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.
Dr. Michael Vasconcelles, M.D., is currently Executive Vice President, Research, Development, and Medical Affairs at Immunogen. He was most recently the chief medical officer and Head of the Medical and Scientific Organization at Flatiron Health, a healthcare technology and services company focused on creating digital solutions to accelerate cancer research and improving patient care. Prior to joining Flatiron Health in 2019, Dr. Vasconcelles served as the Chief Medical Officer of Unum Therapeutics Inc. (Unum) from 2015-2019. A Cambridge, MA-based cell and gene therapy company, Prior to Unum, Dr. Vasconcelles spent several years at Takeda/Millennium, where he was Senior Vice President, Head of the Oncology Therapy Area Unit and member of the R&D Executive Team, accountable for strategic and operational oversight of the oncology research and development portfolio globally. Prior to Takeda/Millennium, Dr. Vasconcelles was Group Vice President and the Global Therapeutic Area Head, Transplant and Oncology, at Genzyme Corporation, where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit Management Team. Following Sanofi’s acquisition of Genzyme, Dr. Vasconcelles joined Sanofi Oncology as Head, Personalized Medicine and Companion Diagnostics. From 1996 -2021, Dr. Vasconcelles was a faculty member of the Harvard Medical School and an associate physician at Brigham and Women’s Hospital and Dana-Farber Cancer Institute. He received both his B.A. and M.D. from Northwestern University. Our board of directors believes that Dr.Vasconcelles’ extensive experience in the life sciences industry and clinical development programs, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix
Country of Principal Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	1
Did Not Disclose Demographic Background	0
Family Relationships
There are no family relationships among any of our executive officers or directors.
B. Compensation.
Compensation of Executive Officers and Directors
The aggregate compensation paid by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2022, was CHF 5,814,000. Out of this amount a total of CHF 296,000 related to pension benefits.
Director Compensation
As required by the "Say on Pay" rules, our articles of association set out the principles for the elements of the compensation of the members of our board of directors. The compensation of the members of our board of directors may consist of fixed and variable compensation. The total compensation takes into account the position and level of responsibility of the respective member of the board of directors, including board and committee chairmanship and membership and a travel fee. Members of our board of directors are paid for their service over one year starting with their election at the ordinary shareholders’ meeting and ending with the subsequent ordinary shareholders’ meeting. Our shareholders at the 2021 annual general meeting held on April 21, 2021, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2022 general meeting at CHF 1,091,400. Our shareholders at the 2022 annual general meeting held on April 13, 2022, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2022 general meeting at CHF 1,091,400.
For the year ended December 31, 2022, the compensation of the members of our board of directors consisted of fixed compensation only. Compensation of the members of our board of directors for the year ended December 31, 2022 consisted of a fixed cash fee and restricted share units, or RSUs. The following table sets out information regarding the compensation earned by our directors for service on our board of directors during the year ended December 31, 2022. Dr. Amstutz, our Chief Executive Officer and a member of our board of directors, does not receive any additional compensation for his service as a director.

Name	Fees Earned	RSUs	Total(1)
	in CHF thousands
William M. Burns	125	170	295
Steven H. Holtzman	48	85	133
Sandip Kapadia	45	85	130
Vito J. Palombella	40	85	125
Michael Vasconcelles	48	85	133
Dr. Agnete Fredriksen	28	85	113
Dr. Dominik Höchli	28	85	113
Dr. Patrick Amstutz(2)	0	0	0
(1)The total compensation awarded to the members of the board of directors shown in this table does not include the payments of TCHF 14 we made in 2022 to cover the mandatory employer social security contribution on the base fees. In addition, upon vesting of the RSUs 2022 in 2025, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the RSUs 2022 expected to vest in 2025 will amount to TCHF 26.
(2)For our Chief Executive Officer’s compensation other than in connection with his service on our board of directors, please refer to “— Executive Compensation.”
As of December 31, 2022, all members of our board of directors were non-executives, except for Dr. Amstutz. None of the members of our board of directors has any significant business connections with the Company or was a member of the Management Board of the Company, except for Dr. Amstutz, who has been a member of the Management Board since the Company's inception in 2004.
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
•the short-term variable compensation, paid as a cash bonus, is determined exclusively by the achievement of pre-defined annual corporate goals; and
•the long-term variable compensation, granted as Performance Share Units, or PSUs, is determined based on (i) the achievement of annual corporate goals, (ii) the achievement of long-term value-driving milestones outside of such corporate goals and (iii) the development of the share price of the Company.
The following table sets out information regarding compensation earned by members of the Management Board during the year ended December 31, 2022.

Name and principal position	Salary	Bonus(1)	Equity Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(2)(3)	Total(4)
	in CHF thousands
Dr. Patrick Amstutz	383	179	385	0	58	1,005
Chief Executive Officer, Director and Co-Founder
Total Management Board	1,982	787	1,679	0	296	4,744
(1)Represents amounts earned in 2022.
(2)Represents pension contributions.
(3)All other compensation awarded to the members of the Management Board shown in this table does not include the payments of TCHF 173 we made in 2022 to cover the mandatory employer social security contribution on the base salary and on the bonus. In addition, upon vesting of the PSUs 2022 in 2025, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the PSUs 2022 expected to vest in 2025 will amount to approximately TCHF 97 (assuming 100% target achievement and full vesting of the PSUs).
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
As of December 31, 2022, no options were outstanding under the ESOP 2007, and an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014, together. As of December 31, 2022, all of the outstanding options were fully vested.
Following our Swiss IPO, no further grants were made under any of the ESOP 2007, ESOP 2009 or ESOP 2014, and we do not intend to make any further grants under any of these plans in the future. For additional information, see Note 18 to our consolidated financial statements as of and for the year ended December 31, 2022 included elsewhere in this Annual Report on Form 20-F.
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
As of December 31, 2022, 96,001 RSUs were outstanding.
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
As of December 31, 2022, 604,800 PSUs were outstanding.

Long-Term Incentive Plans
Our long-term incentive plans established in March of 2015, March of 2016, March of 2017, March of 2018, March of 2019, March of 2020, March of 2021 and March of 2022, respectively, which we collectively refer to as the LTI Plans, are rolled out annually. This allows our board of directors to review and adjust the terms and targets of the LTI Plans on an annual basis. Employees generally receive the grants on April 1 of each calendar year. With respect to members of the Management Board, the annual grants are usually made on April 1 subject to approval of the ordinary shareholders’ meeting at which the necessary amounts for variable compensation are approved by the shareholders. With respect to members of our board of directors, the annual grants are made following the ordinary shareholders’ meeting, at which the necessary amounts for variable compensation are approved by the shareholders.
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
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
William M. Burns	Chairman of the Board	2017	2023
Dr. Patrick Amstutz	Chief Executive Officer, Director and Co-Founder	2017	2023
Steven H. Holtzman	Director	2014	2023
Sandip Kapadia	Director	2020	2023
Dr. Vito Palombella	Director	2020	2023
Dr. Michael Vasconcelles	Director	2020	2023
Dr. Agnete Fredriksen	Director	2021	2023
Dr. Dominik Höchli	Director	2021	2023
(1)At the end of the general meeting of shareholders during the year in which their term office expires, in each case as indicated.

Director Independence
As a foreign private issuer, under Nasdaq rule 560(a)(2), we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules.
Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that William M. Burns, Agnete Fredriksen, Dominik Höchli, Steven H. Holtzman, Sandip Kapadia, Vito J. Palombella and Michael Vasconcelles are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1933, as amended, or the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
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

Board Committees
On January 1, 2023, Swiss ordinance against excessive compensation in listed stock corporations, known as the “Say on Pay” rule, was incorporated in the Swiss Code of Obligations. Pursuant to Swiss corporate law, companies listed on the SIX Swiss Exchange are required to establish a compensation committee. Our board of directors has established an Audit and Finance Committee, a Nomination and Compensation Committee and a Research and Development Committee, which operate pursuant to our articles of association, the charter of the Audit and Finance Committee, the charter of the Nomination and Compensation Committee and the charter of the Research and Development Committee. The composition and functioning of all of our committees is designed to comply with all applicable requirements of Swiss law, the Exchange Act, Nasdaq and SEC rules and regulations.
Audit and Finance Committee
Our Audit and Finance Committee assists our board of directors in its oversight of our corporate accounting and financial reporting by making an independent assessment of the quality of the external auditors, our financial statements and our internal controls. Sandip Kapadia, Dr. Dominik Höchli and Steven Holtzman currently serve on our Audit and Finance Committee. Mr. Kapadia is chairperson of our Audit and Finance Committee. Our board of directors has determined that each of Mr. Kapadia, Dr. Höchli and Mr. Holtzman is independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the Audit and Finance Committee qualifies as financially sophisticated under the applicable exchange listing rules. The principal duties and responsibilities of our Audit and Finance Committee include (1) analyzing economic and financial information and (2) ensuring the accuracy and honesty of our company’s financial statements, as well as the quality of the information provided.
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
•evaluating management’s principles and proposals for, and formulate recommendations to the board of directors in regard to financial planning (capital structure, management of resources, inter-company financing), dividend policy and capital market relations;
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

D. Employees.
As of December 31, 2022, we had 175 full-time equivalent employees (December 31, 2021: 163 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Two of our employees are based in the United States of America.

Full-time equivalent employees	At December 31,	At December 31,
	2022	2021
Function
Research and development	142.7	134.4
Selling, general and administrative	32.6	28.8
Total	175.3	163.2
E. Share Ownership.
The following table shows the number of ordinary shares, options, RSUs and PSUs held by the individual members of the board of directors and the Management Board, as of December 31, 2022.

Name	Shares	Options	RSUs	PSUs
William M. Burns	18,222	—	25,194	—
Steven H. Holtzman	11,212	20,000	12,598	—
Sandip Kapadia	—	—	12,598	—
Vito J. Palombella	—	—	12,598	—
Michael Vasconcelles	—	—	12,598	—
Dr. Agnete Fredriksen	—	—	7,817	—
Dr. Dominik Höchli	—	—	7,817	—
Dr. Patrick Amstutz	695,920	70,080	—	51,540
Dr. Michael Tobias Stumpp	757,044	36,070	—	33,359
Andreas Emmenegger	238,485	36,070	—	24,052
Dr. Nicolas Leupin	16,800	—	—	39,073
Renate Gloggner	3,912	—	—	21,137
Alexander Zürcher	19,079	13,040	—	26,396
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table and accompanying footnotes set forth, as of December 31, 2022, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 3% of our ordinary shares;
•each of our executive officers;
•each of our directors; and

•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary shares that vest within 60 days of December 31, 2022 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2022. Shares issuable under PSUs or RSUs that vest within 60 days of December 31, 2022 and shares subject to options currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 35,792,648 of our ordinary shares registered with the commercial register of the canton of Zurich as of December 31, 2022 and includes 3,500,000 treasury shares indirectly held through our wholly-owned subsidiary Molecular Partners Inc.

Except as otherwise indicated in the following table, addresses of the directors, executive officers and named beneficial owners are in care of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Entities affiliated with Biotechnology Value Fund, L.P.(2)(3)	4,510,072	12.60%
Oleg Nodelman (EcoR1 Capital Funds) (1) (4)	2,049,188	5.73%
Hansjorg Wyss Revocable Trust(1)(5)	2,041,347	5.70%
Entities affiliated with Suvretta Capital Management, LLC(1)(2)(6	1,750,000	4.89%
Novartis Pharma AG(1)(7)	1,739,130	4.86%
UBS Fund Management (Switzerland) AG(1)(2)(8)	995,989	2.78%
Directors and Executive Officers
Dr. Patrick Amstutz(9)	766,000	2.14%
Andreas Emmenegger(11)	274,555	0.77%
Renate Gloggner (14)	3,912	0.01%
Dr. Nicolas Leupin(15)	16,800	0.05%
Dr. Michael Tobias Stumpp(10)	793,114	2.22%
William M. Burns(12)	18,222	0.05%
Dr. Agnete Fredriksen	—	—%
Dr. Dominik Höchli	—	—%
Steven H. Holtzman(13)	31,212	0.09%
Sandip Kapadia	—	—%
Dr. Vito Palombella	—	—%
Dr. Michael Vasconcelles	—	—%
Alexander Zürcher(16)	32,119	0.09%
All current directors and executive officers as a group (13 individuals)(17)	1,935,934	5.41%
(1)Number of voting rights carried by shares as reported by our shareholders in notifications filed with SIX Swiss Exchange.
(2)The information reported is in part derived from reports filed with the SEC pursuant to the Exchange Act.
(3)Based on a Schedule 13G/A filed with the SEC on February 14, 2023, the shares provided in the table above consist of 443,221 ADSs and 4,066,851 ordinary shares of the Company held by Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and a managed account for BVF Partners L.P. (the "Partners Managed Account," and collectively, the "BVF Funds"). BVF GP LLC is the general partner of BVF and may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC is the general partner of BVF2 and may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. is the general partner of Trading Fund OS and may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP

Holdings LLC, as the sole member of BVF GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of BVF Partners OS Ltd, may be deemed to beneficially own the shares held by BVF, BVF2, Trading Fund OS and the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. Each of Partners, BVF Inc. and Mark Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account. The address for the BVF Funds is 44 Montgomery St., 40th Floor, San Francisco, California 94104. According to a Schedule 13G/A filed with the SEC on February 14, 2023, Mark N. Lampert (Biotechnology Value Funds) held 4,510,072 shares (corresponding to 12.60% of voting rights), consisting of 443,221 ADSs and 4,066,851 ordinary shares.
(4)Shares of the Company are held by EcoR1 Capital Fund Qualified, L.P. (5.393689%) and EcoR1 Capital Fund, L.P. (0.331476%). Oleg Nodelmann is the beneficial owner and may exercise voting power over the shares. The address of EcoR1 Capital Fund Qualified, L.P. is 357 Tehama Street #3, San Francisco, CA 94103, USA and the address of EcoR1 Capital Fund, L.P. is 357 Tehama Street #3, San Francisco, CA 94103, USA.
(5)Shares of the Company are held by Hansjoerg Wyss Revocable Trust dated December 16, 1994. Hansjoerg Wyss is the beneficial owner, who may exercise voting power over the shares.As of January 10, 2023 Hansjoerg Wyss Revocable Trust sold its shareholdings in the Company.
(6)Includes 400,000 ADSs purchased in the Company's initial public offering of ADSs in the U.S. Shares of the Company are held by Suvretta Master Fund, Ltd., Averill Master Fund, Ltd., Vitruvius US Equity and Suvretta Long Master Fund, Ltd. Suvretta Capital Management, LLC is the beneficial owner and may exercise voting power over the shares. Aaron Cowen may also be deemed to have shared dispositive power and voting power with respect to the shares by virtue of his role at Suvretta Capital Management, LLC. The address for Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.
(7)Shares of the Company are held by Novartis Pharma AG. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG, which is the beneficial owner and may exercise voting power over the shares. The address of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
(8)Shares of the Company are held by UBS Fund Management (Switzerland) AG. UBS Fund Management (Switzerland) AG is a direct wholly-owned subsidiary of UBS Group AG, which is the beneficial owner and may exercise voting power over the shares.
(9)Consists of 695,920 ordinary shares and 70,080 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(10)Consists of 757,044 ordinary shares and 36,070 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(11)Consists of 238,485 ordinary shares and 36,070 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(12)Consists of 18,222 ordinary shares.
(13)Consists of 11,212 ordinary shares and 20,000 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(14)Consists of 3,912 ordinary shares.
(15)Consists of 16,800 ordinary shares.
(16)Consists of 19,079 ordinary shares and 13,040 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(17)Consists of 1,760,674 ordinary shares and 175,260 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.

In June 2021, we completed our initial public offering in the U.S. and listed our ADSs on the Nasdaq Global Select Market. In the initial public offering, we issued and sold 3,000,000 ADSs representing 3,000,000 ordinary shares. Upon the completion of our initial public offering, 32,157,793 ordinary shares were outstanding (including shares in the form of ADSs). While none of our existing shareholders sold ordinary shares in the offering, the percentage ownership held by certain shareholders decreased as a result of the issuance of the ADSs sold by us in the offering.
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
As of December 31, 2022, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF3,579,264.80, consisting of 35,792,648 ordinary shares with a nominal value of CHF 0.10 each. All shares rank pari passu with each other and no preferred shares exist.
As of December 31, 2022, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that 27% of our issued ordinary shares (including ordinary shares underlying ADSs) as identified in publicly available filings were held in the United States by approximately 20 holders of record. The actual number of holders is potentially greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.
Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than 3% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
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
Under the policy, any proposed transaction that has been identified as a related person transaction may be consummated or materially amended only following approved by our Audit and Finance Committee, or, if Audit and Finance Committee approval would be inappropriate, another independent body of our board of directors. Any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation shall be submitted for review and ratification by our Audit and Finance Committee, The presentation of such related party transactions shall include a description of, among other things, the parties thereto, the interests, direct and indirect, of the related persons, the purpose and material facts of the transaction,, the benefits to the Company of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third- party or to or from employees generally, and management's recommendation with respect to the transaction. The Audit and Finance Committee shall approve only those related person transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit and Finance Committee determines in the good faith.
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
Dividend Distribution Policy
We have never declared or paid any dividends on our ordinary shares and we do not anticipate paying dividends on our equity securities in the foreseeable future. Instead, we intend to retain any earnings for use in the operation and expansion of our business, including for continued advancement of our proprietary DARPin product candidates, investment in research and development, building up our late-stage clinical development and, eventually, commercialization abilities. As a result, investors in our ordinary shares or ADSs will benefit in the foreseeable future only if the ordinary shares or ADSs appreciate in value.
In order for us to declare and pay dividends, the distribution must be approved by shareholders holding an absolute majority of the ordinary shares represented at the general meeting of shareholders. Our board of directors may propose distributions in the form of a common dividend or in the form of a distribution of cash or property that is based upon a reduction of our share capital recorded in the commercial register.
Common dividends may be paid only if we have sufficient distributable profits from previous years (Gewinnvortrag) or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on our annual statutory standalone balance sheet prepared in accordance with Swiss company law after deduction of allocated statutory reserves and reserves required by our articles of association (Statuten). Our auditor must confirm that a proposal made by the board of directors to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code of

Obligations of March 30, 1911, as amended, the CO, and our articles of association. In order for us to pay dividends to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen), a shareholders’ meeting must approve by the absolute majority of votes represented the reclassification of such reserves from capital contributions to freely distributable reserves (frei verfügbare Reserven) (to the extent permissible by the CO). Furthermore, dividends can be paid out of reserves from capital reserves only if the same amount is paid out of the annual profit or ordinary reserves. Dividends and distributions against reserves from capital contributions are usually due and payable after the shareholders’ resolution relating to the allocation of profit and distribution against reserves from capital contributions (if applicable) has been passed at the shareholders’ meeting or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves. Dividends paid on ordinary shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding dividends and other distributions distributed to holders of our ordinary shares. As of December 31, 2022, we had reserves from capital contributions in an aggregate amount of CHF 327,226,982, of which CHF 179,226,982 were legal capital reserves and CHF 148,000,000 were free reserves.
A distribution of cash or property that is based on a reduction of our share capital requires a special audit report confirming that the claims of our creditors remain fully covered by our assets despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of the shareholders of the capital reduction, our board of directors must give public notice of the capital reduction in the Swiss Official Gazette of Commerce three times and notify our creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. Distributions of cash or property that are based upon a capital reduction are not subject to Swiss federal withholding tax. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding distributions paid on the ordinary shares that are based upon a capital reduction. For a description of share capital reductions under the revised Swiss corporate law that entered into force in 2023, see "Item 10.B. Memorandum and Articles of Association Swiss Corporate Law Reform."
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
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. The complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidates ensovibep and MP0310. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased (a) the Company’s American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs; and/or (b) our securities between June 16, 2021 and April 26, 2022 inclusive. A motion to appoint a lead plaintiff and counsel was filed on September 12, 2022 and is still pending. The matter remains in its early stages. The Company disputes these claims and intends to defend itself accordingly. The Company expresses no assurances as to the ultimate outcome of this matter.
B. Significant Changes.
A discussion of significant changes in our business can be found under "Item 4. Information on the Company - 4.B. Business Overview."
Item 9. The Offer and Listing.
A. Offer and Listing Details.
Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “MOLN” since June 16, 2021. Prior to June 16, 2021, there was no public trading market for ADSs. Our ordinary shares have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN” since November 5, 2014. Prior to November 5, 2014, there was no public trading market for ordinary shares.
B. Plan of Distribution.
Not applicable.
C. Markets.
Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “MOLN” since June 16, 2021, and our ordinary shares have been listed on SIX under the symbol “MOLN” since November 5, 2014.
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
Swiss Corporate Law Reform
On January 1, 2023, legislation that modernized certain aspects of Swiss corporate law (the Swiss corporate law reform (Aktienrechtsrevision)) entered into force. Most relevantly, the legislative reform addressed, among other topics, (i) the modernization and increased flexibility for a stock corporation's capital base, (ii) the strengthening of shareholder rights and the protection of minorities, (iii) certain changes to financial distress/restructuring measures, (iv) corporate governance and executive compensation matters (amongst others, the incorporation of the ordinance against excessive compensation in listed stock corporations (OaEC) into the Swiss Code of Obligations (CO), and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021). The Swiss corporate law reform is subject to certain transitional periods as provided for therein. In particular, Swiss stock corporations registered with the Commercial Register on January 1, 2023, are required to amend their articles of association and organizational regulations in line with the new legislation within a transitional period of two years (i.e., until January 1, 2025). Accordingly, we intend to propose certain amendments to our articles of association at the next annual general meeting of shareholders. Until such amendments have been adopted and approved by the general meeting of shareholders, our current articles of association remain in full force and effect. In light of these reforms, certain information (x) set out below and (y) incorporated by reference herein in the above-referenced sections of our Registration Statement on Form F-1 (File No. 333-255447) as filed with the SEC on June 14, 2021 and declared effective by the SEC on June 15, 2021, will be subject to the changes and modifications pursuant to this new legislation.
Share Capital
As of each of December 31, 2022, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 3,579,264.80, consisting of 35,792,648 ordinary shares with a nominal value of CHF 0.10 each. As of March 1, 2023, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 3,604,470.60 , consisting of 36,044,706 ordinary shares with a nominal value of CHF 0.10 each.
Under our articles of association, in their current version dated January 19, 2023, our board of directors is authorized to increase the share capital at any time on or before April 13, 2024, by a maximum aggregate amount of CHF 457,316.20 through the issuance of not more than 4,573,162 shares, which would have to be fully paid-in, with a nominal value of CHF 0.10 each.

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
From January 1, 2019 through December 31, 2022, the number of our issued ordinary shares as recorded in the commercial register of the Canton of Zurich underwent the following changes:

2019
Issued shares recorded on January 1, 2019	21,044,062
Reflecting in commercial register on January 22, 2019 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2018 out of conditional share capital	184,531
Issued shares recorded on December 31, 2019	21,228,593
2020
Issued shares recorded on January 1, 2020	21,228,593
Reflecting in commercial register on January 20, 2020 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2019 out of conditional share capital	372,599
Issuance in an accelerated bookbuilding transaction of new shares with a nominal value of CHF 0.10 each on July 8, 2020 out of authorized share capital immediately reflected in the commercial register on July 8, 2020	5,528,089
Issuance of new shares with a nominal value of CHF 0.10 each to Novartis Pharma AG on October 28, 2020 out of conditional share capital, immediately reflected in commercial register on October 28, 2020	1,739,130
Issued shares recorded on December 31, 2020	28,868,411
2021
Issued shares recorded on January 1, 2021	28,868,411
Reflecting in commercial register on January 20, 2021 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2020 out of conditional share capital	278,581
Issued shares recorded on April 30, 2021	29,146,992
Issuance for our US IPO of new shares with a nominal value of CHF 0.10 each on June 16, 2021 out of authorized share capital immediately reflected in the commercial register on June 16, 2021	3,000,000
Issued shares recorded on December 31, 2021	32,146,992
2022
Issued shares recorded on January 1, 2022	32,146,992
Reflecting in commercial register on January 20, 2022 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2021 out of conditional share capital	145,656
Issued shares recorded on March 1, 2022	32,292,648
Issuance of new shares for treasury shares fully owned by Molecular Partners, Inc. with a nominal value of CHF 0.10 each on August 24, 2022 out of authorized share capital immediately reflected in the commercial register on August 24, 2022	3,500,000
Issued shares recorded on August 24, 2022	35,792,648
Issued shares recorded on December 31, 2022	35,792,648
2023
Issued shares recorded on January 1, 2023	35,792,648
Reflecting in commercial register on January 19, 2023 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2022 out of conditional share capital	252,058
Issued shares recorded on March 1, 2023	36,044,706

History of Securities Issuances
From January 1, 2019 through December 31, 2022, the events set out above and further described below have changed our issued share capital and, in parallel, the number of our issued ordinary shares, in each case as recorded in the commercial register of the Canton of Zurich.
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

•On June 16, 2021, our share capital was increased by CHF 28,641.20 through the issuance of 3,000,000 new shares with a nominal value of CHF 0.10 each. These shares were issued out of authorized share capital based on the resolution of the general meeting of shareholders held on April 21, 2021 regarding an authorized share capital increase of up to CHF 728,675 through the issuance of up to 7,286,750 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each on or before April 21, 2023. These 3,000,000 new shares issued under withdrawal of statutory preemptive rights of existing shareholders, are underlying the 3,000,000 American Depositary Shares created within the framework of the IPO of the Company on the Nasdaq Global Selected Market that were placed with institutional investors. Our articles of incorporation were amended accordingly to reflect the new share capital.
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
•In August 2022, we issued 3,500,000 common shares at par value CHF 0.1 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2022, all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish our pool of treasury shares that we can use in the future to raise funds, including in connection with our at-the-market sales program for American Depositary Shares established in July 2022.
•On January 19, 2023, our share capital was increased by CHF 25,205.80 through the issuance of 252,058 new shares with a nominal value of CHF 0.10 each. These shares had been issued out of conditional share capital (but were not recorded in the commercial register until January 19, 2023) in the one-year period ended December 31, 2022, based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. Our articles of incorporation were amended accordingly to reflect the new share capital.
Articles of Association
Under our current articles of association, our board of directors is authorized to increase the share capital at any time on or before April 13, 2024, by a maximum aggregate amount of CHF 457,316 through the issuance of not more than 4,573,162 shares, which would have to be fully paid-in, with a nominal value of CHF 0.10 each.
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

Our share capital may as of December 31, 2022 be increased by a (following the transactions set out in "—History of Securities Issuances", residual) maximum aggregate amount of CHF 136,296.30 through the issuance of not more than 1,362,963 ordinary shares, which would need to be fully paid-in, with a nominal value of CHF 0.10 each, through the direct or indirect issuance of shares, options or pre-emptive rights thereof granted to employees and members of our board of directors as well as to members of any advisory boards. Shares, options or pre-emptive rights thereof shall be issued in accordance with one or more participation plans and/or policies to be issued by our board of directors and in accordance with our articles of association.
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
Sales Agreement
On July 1, 2022, we entered into the Sales Agreement with SVB Securities LLC to sell ordinary shares from time to time at our discretion under an “at the market”, or ATM, program, with aggregate gross sales proceeds of up to $100.0 million. The Sales Agreement provides that the commission payable to SVB Securities LLC, as sales agent, for sales of ordinary shares under the ATM program shall be up to 3.0% of the aggregate gross proceeds of any ordinary shares sold under the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions, including our agreement to indemnify SVB Securities LLC against certain liabilities, including liabilities under the Securities Act. We and SVB Securities LLC have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.
As of March 8, 2023, we have not made any sales under the Sales Agreement.
For additional information on our material contracts, please see “Item 4. - Information on the Company,” “Item 6. - Directors, Senior Management and Employees,” and “Item 7.B. - Related Party Transactions” of this Annual Report.
D. Exchange Controls.
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our ordinary shares.
E. Taxation.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Holders of ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the Non-Resident Shareholders), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the Dividends), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, "Swiss Federal Withholding Tax" for a summary of Swiss federal withholding tax on Dividends).
Resident Private Shareholders
Swiss resident individuals who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the Resident Private Shareholders) are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers."
Domestic Commercial Shareholders
Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this section, the Domestic Commercial Shareholders). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.
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
Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland exchanges data in respect of financial assets, including the Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state.
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
Material U.S. Federal Income Tax Consequences for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and Switzerland, or the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker‑dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax‑exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ADSs, corporations that accumulate earnings to avoid U.S. federal income tax, S-corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass‑through entities, and investors in such pass‑through entities, or persons who hold our ADSs in connection with a trade or business, permanent establishment or fixed place of business outside the United States, including a permanent establishment in Switzerland). This discussion relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local or non‑U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, or the special tax accounting rules under Section 451(b) of the Code.
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
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. Holder of ADSs will generally be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs, and, accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to income and assets of its subsidiaries, either (1) at least 75% of its gross income is “passive income,” or (2) on average at least 50% of its assets, determined on a quarterly basis, for the taxable year are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, may be determined in large part by reference to the market price of the ADSs, which is likely to continue to fluctuate) in each year, and because the determination of whether or not we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status.
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC is a fact-intensive determination made annually after the end of the taxable year and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS will not successfully challenge our position. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.
If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution made during a taxable year that is greater than 125% of the average annual distributions made in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, for ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs and at any time have a non‑U.S. corporate subsidiary that is also a PFIC (i.e., a lower‑tier PFIC), such U.S. Holder generally will be treated as owning a proportionate amount (by value) of the shares of the lower‑tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the lower‑tier PFIC and on gain from the disposition of shares of the lower‑tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non‑U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ADSs if such U.S. Holder makes a valid “mark‑to‑market” election for our ADSs. A mark‑to‑market election is available to a U.S. Holder only for “marketable stock.” Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Global Select Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark‑to‑market election is in effect, a U.S. Holder generally will take into account, as ordinary income for each taxable year of the U.S. Holder, any excess of the fair market value of ADSs held at the end of such taxable year over the U.S. Holder's adjusted tax basis in such ADSs. The U.S. Holder will also take into account, as an ordinary loss for each taxable year, any excess of its adjusted tax basis in such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark‑to‑market election. The U.S. Holder’s tax basis in ADSs will be adjusted to reflect any income or loss recognized as a result of the mark‑to‑market election. Any gain from a sale, exchange or other disposition of ADSs in any taxable year in which we are a PFIC will be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark‑to‑market gains previously included in income) and thereafter as capital loss.
A mark‑to‑market election will not apply to ADSs for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non‑U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower‑tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark‑to‑market election for the ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election for taxable years during which the U.S. Holder holds our ADSs and in which we are a PFIC. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income (i) the U.S. Holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the U.S. Holder’s pro rata share of the EF net capital gains as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the U.S. Holder’s income. If a U.S. Holder has made a QEF election with respect to its ADSs, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such ADSs will constitute capital gain or loss. In addition, if a U.S. Holder makes a timely QEF election, our ADSs will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. Holder had held ADSs in prior years in which we were a PFIC.
U.S. Holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for our ADSs by making the election for the first year in which the U.S. Holder owns our ADSs, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a “purging election” with respect to our ADSs in connection with the U.S. Holder’s QEF election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s ADSs.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS

Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We may / expect to provide the information necessary for a U.S. Holder to make a QEF election if we were treated as a PFIC for any taxable year, although, there is no assurance that we will do so. There is no assurance that we have not been previously classified as a PFIC during a U.S. Holder’s holding period for ADSs. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ADSs.
U.S. Holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Each U.S. person (as defined in the Code) that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the ownership and disposition of ADSs of a PFIC.
Distributions
We do not anticipate declaring or paying dividends to holders of our ADSs in the foreseeable future. However, if we make a distribution contrary to this expectation, subject to the discussion above under “- Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a taxfree return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the excess will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to them to be treated as dividends. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
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
A non U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Switzerland for purposes of, and are eligible for the benefits of the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our ADSs will generally be considered to be readily tradable on an established securities marked in the United States if they are listed on Nasdaq Global Select Market, as we intend our ADSs to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.
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
Dividends on and proceeds from the sale or other disposition of ADSs may be subject to U.S. backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding generally would apply if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W-9), or (2) establishes an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders paying more than US$100,000 for our ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
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
I. Subsidiary Information.
Not required.
J. Annual Report to Security Holders
The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.
As of December 31, 2022, we had cash and cash equivalents plus short-term time deposits of CHF 249.1 million.
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
In order to reduce our foreign exchange exposure, we may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR. Our hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2), if market conditions allow and as the need arises, to consider hedging some of the remaining expected net currency exposure. However, due to market volatilities and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible.
Credit risk
The maximum credit risk on financial instruments corresponds to the carrying amounts of our cash and cash equivalents, short-term time deposits and receivables. We have not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. As of December 31, 2022, substantially all of our cash and cash equivalents, and short-term time deposits were held at major financial institutions located in Switzerland. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. We enter into partnerships with partners that have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.

D. American Depositary Shares.
Fees and Charges
Holders of our ADSs are required to pay the following service fees to the depositary under the terms of our deposit agreement:

Service	Fees

•Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to- common share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)
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

•such registration fees as may from time to time be in effect for the registration of ordinary shares or other deposited securities on the share register and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing ordinary shares or withdrawing deposited property or of the holders and beneficial owners of ADSs;
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds.
In June 2021, we completed an offering of an aggregate of 3,000,000 ADSs representing 3,000,000 ordinary shares, The offering was in the form of ADSs, each representing one ordinary share, at an offering price of $21.25 per ADS for aggregate gross proceeds of approximately $63.8 million. The net offering proceeds to us, after deducting underwriting discounts and commissions of $4.5 million and additional offering expenses of $3.4 million, were approximately $55.9 million. The offering commenced on June 15, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the Registration Statement on Form F-1 (File No. 333-255447) for our offering was June 15, 2021.
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

Item 15. Controls and Procedures.
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and VP Finance, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and VP Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and VP Finance have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and VP Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2022.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
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

Item 16A. Audit Committees Financial Expert.
Our board of directors has further determined that Sandip Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the Audit and Finance Committee qualifies as financially sophisticated under the applicable exchange listing rules. Mr. Kapadia is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq.
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
Item 16C. Principal Accountant Fees and Services.
The aggregate fees for services rendered by KPMG AG, Zurich, Switzerland (PCAOB ID 3240), for professional services were as follows:

in CHF thousands	2022	2021
Audit fees	643	917
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Balance at December 31	643	917
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

Pre-Approval Procedures and Policies
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by KPMG. The procedure requires that all proposed engagements of KPMG for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to KPMG in 2022 and 2021 were approved by the Audit and Finance Committee.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.
Not applicable.

PART III

Item 17. Financial Statements.
See pages F-1 through page F-41 of this Annual Report on Form 20-F
Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association, as currently in effect.
1.2*	Organizational Rules of the registrant
2.1*	Deposit Agreement.
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3*	Description of Securities
4.1#	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-255447	10.1	4/22/2021
4.2†	Collaboration and License Agreement, dated as of December 18, 2018, by and between Molecular Partners AG and Amgen Inc.	F-1	333-255447	10.3	4/22/2021
4.3†	Option and Equity Rights Agreement, dated as of October 27, 2020, by and between Molecular Partners AG and Novartis Pharma AG.	F-1	333-255447	10.6	4/22/2021
4.4*†	License Agreement, dated as of January 17, 2022, by and between Molecular Partners AG and Novartis Pharma AG.
4.5*†	License and Collaboration Agreement, dated as of December 13, 2021, by and between Molecular Partners AG and Novartis Pharma AG.
4.6#	Performance Share Plan 2018	F-1	333-255447	10.8	4/22/2021
4.7#	Performance Share Plan 2019	F-1	333-255447	10.9	4/22/2021
4.8#	Performance Share Plan 2020	F-1	333-255447	10.10	4/22/2021
4.9#	Performance Share Plan 2021 - Employees	F-1	333-255447	10.11	4/22/2021
4.10*#	Performance Share Plan 2021 - Management
4.11*#	Performance Share Plans 2022 - Employees
4.12*#	Performance Share Plans 2022 - Management
4.13*#	Performance Share Plans 2023 - Employees
4.14*#	Performance Share Plans 2023 - Management
4.15#	Restricted Share Plan 2018	F-1	333-255447	10.14	4/22/2021

4.16#	Restricted Share Plan 2019	F-1	333-255447	10.15	4/22/2021
4.17#	Restricted Share Plan 2020	F-1	333-255447	10.16	4/22/2021
4.18#	Restricted Share Plan 2021	F-1	333-255447	10.17	4/22/2021
4.19*#	Restricted Share Plan 2022
4.20*#	Restricted Share Plan 2023
8.1	List of subsidiaries of the Registrant	F-1	333-255447	21.1	4/22/2021
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of VP Finance Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer and VP Finance Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of KPMG AG, independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Date: March 9, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Molecular Partners AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Molecular Partners AG and subsidiary (the Group) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG AG

We have served as the Group’s auditor since 2009.

Zurich, Switzerland
March 8, 2023

Consolidated Statement of Financial Position

as of December 31,	Note	2022	2021
in CHF thousands
Assets
Property, plant and equipment	6	7,235	8,146
Intangible assets	7	271	331
Total non-current assets		7,506	8,477

Short-term time deposits	11	161,198	61,000
Other current assets	9	4,589	5,728
Trade and other receivables	10	1,019	25,650
Cash and cash equivalents	11	87,946	71,813
Total current assets		254,752	164,191

Total assets		262,258	172,668

Shareholders' equity and liabilities
Share capital	12	3,604	3,229
Additional paid-in capital		360,323	355,010
Treasury share reserve		(981)	—
Cumulative losses		(127,780)	(250,950)
Total shareholders' equity		235,166	107,289

Contract liability	15	3,637	6,925
Lease liability	22	3,652	4,850
Employee benefits	18.1	2,552	6,739
Total non-current liabilities		9,841	18,514

Trade and other payables	13	2,143	7,389
Accrued expenses	14	7,501	9,975
Contract liability	15	6,409	28,312
Lease liability	22	1,198	1,189
Total current liabilities		17,251	46,865
Total liabilities		27,092	65,379

Total shareholders' equity and liabilities		262,258	172,668
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the year ended December 31,	Note	2022	2021	2020
in CHF thousands

Revenues and other income
Revenues from research and development collaborations		189,556	9,330	9,344
Other income		44	424	—
Total revenues and other income	5	189,600	9,754	9,344

Operating expenses
Research and development expenses	16	(50,749)	(55,718)	(56,075)
Selling, general and administrative expenses	16	(22,238)	(17,454)	(11,595)
Total operating expenses		(72,987)	(73,172)	(67,670)

Operating result		116,613	(63,418)	(58,326)

Financial income	19	1,859	191	367
Financial expenses	19	(619)	(556)	(4,816)
Net finance result		1,240	(365)	(4,449)

Result before income taxes		117,853	(63,783)	(62,775)

Income taxes	20	—	(2)	11
Net result, attributable to shareholders		117,853	(63,785)	(62,764)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	18.1	5,334	8,012	(1,514)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(17)	(3)	(26)

Other comprehensive result, net of tax		5,317	8,009	(1,540)

Total comprehensive result, attributable to shareholders		123,170	(55,776)	(64,304)

Basic net result per share (in CHF)	21	3.63	(2.06)	(2.51)
Diluted net result per share (in CHF)	21	3.54	(2.06)	(2.51)
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended December 31,	Note	2022	2021	2020
in CHF thousands

Net result attributable to shareholders		117,853	(63,785)	(62,764)
Adjustments for:
Depreciation and amortization	6/7	2,388	2,565	2,887
Share-based compensation costs	18	5,088	4,085	2,932
Change in employee benefits		1,147	1,073	1,268
Income tax	20	—	2	(11)
Financial income	19	(1,859)	(191)	(367)
Financial expenses	19	619	556	4,816
Changes in working capital:
Change in other current assets		1,787	(4,445)	1,040
Change in trade and other receivables		25,264	(23,374)	(552)
Change in trade and other payables		(5,339)	1,656	3,395
Change in contract liability	15	(25,190)	(10,651)	17,560
Change in accrued expenses		(2,434)	2,290	1,037
Exchange (loss) gain on working capital positions		(98)	(144)	6
Interest paid		(646)	(583)	(219)
Income taxes paid		—	—	(2)
Other financial expense		(14)	(8)	(9)
Net cash from (used in) operating activities		118,566	(90,953)	(28,983)

Proceeds from investments in short-term time deposits		199,219	67,876	52,765
Investments in short-term time deposits		(299,417)	(88,876)	(73,397)
Acquisition of property, plant and equipment	6	(1,177)	(933)	(1,451)
Acquisition of intangible assets	7	(240)	(374)	(232)
Interest received		494	70	569
Net cash used in investing activities		(101,121)	(22,237)	(21,746)

Proceeds from issuance of new shares, net of transaction costs	12	—	51,493	113,613
Investments in treasury shares	12	(631)	—	—
Proceeds from exercise of stock options, net of transaction costs	12	250	267	840
Payment of lease liabilities		(1,189)	(1,179)	(1,251)
Net cash (used in) from financing activities		(1,570)	50,581	113,202

Exchange gain (loss) on cash positions		258	701	(4,464)
Net increase (decrease) in cash and cash equivalents		16,133	(61,907)	58,009

Cash and cash equivalents at January 1		71,813	133,721	75,712

Cash and cash equivalents at December 31	11	87,946	71,813	133,721
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
in CHF thousands
At January 1, 2020	2,160	182,849	—	(130,870)	54,139
Net result	—	—	—	(62,764)	(62,764)
Remeasurement of net pension liabilities (1)	—	—	—	(1,514)	(1,514)
Exchange differences on translating foreign operations	—	—	—	(26)	(26)
Total comprehensive loss	—	—	—	(64,304)	(64,304)
Share-based compensation costs (1)	—	2,932	—	—	2,932
Issuance of new shares, net of transaction costs(2)	727	112,886	—	—	113,613
Exercise of stock options, net of transaction costs (2)	28	812	—	—	840
At December 31, 2020	2,915	299,479	—	(195,174)	107,220

Net result	—	—	—	(63,785)	(63,785)
Remeasurement of net pension liabilities (1)	—	—	—	8,012	8,012
Exchange differences on translating foreign operations	—	—	—	(3)	(3)
Total comprehensive loss	—	—	—	(55,776)	(55,776)
Share-based compensation costs (1)	—	4,085	—	—	4,085
Issuance of new shares, net of transaction costs(2)	300	51,193	—	—	51,493
Exercise of stock options, net of transaction costs (2)	14	253	—	—	267
At December 31, 2021	3,229	355,010	—	(250,950)	107,289

Net result	—	—	—	117,853	117,853
Remeasurement of net pension liabilities (1)	—	—	—	5,334	5,334
Exchange difference on translation foreign costs	—	—	—	(17)	(17)
Total comprehensive income	—	—	—	123,170	123,170
Share-based compensation costs (1)	—	5,088	—	—	5,088
Issuance of new shares, net of transaction costs (2)	350	—	—	—	350
Issuance of treasury shares incl. transaction costs (2)	—	—	(981)	—	(981)
Exercise of stock options, net of transaction costs (2)	25	225	—	—	250
At December 31, 2022	3,604	360,323	(981)	(127,780)	235,166

(1) See note 18
(2) See note 12
See accompanying notes, which form an integral part of these consolidated financial statements.

Notes to the IFRS Consolidated Financial Statements
1.    General information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin proteins ("DARPin") candidates to treat serious diseases, with a current focus on oncology and virology. DARPins are a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
These audited consolidated financial statements as of and for the year ended December 31, 2022 comprise Molecular Partners AG and Molecular Partners Inc.
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
Based on the Group's cash position at December 31, 2022, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis.
The consolidated financial statements as of and for the year ended December 31, 2022 were approved for issuance by the Company's Board of Directors on March 8, 2023.
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
New or revised IFRS standards and interpretations
The following new or revised standards that became effective during 2022 did not have a material effect on these consolidated financial statements:
•Onerous Contracts - Costs of fulfilling a contract - amendments to IAS 37
•Annual Improvements to IFRS standards 2018-2020
•Property, Plant and Equipment: Proceeds before intended use - amendments to IAS 16
Several new or revised standards have been published that are not yet effective and that have not been early adopted. No significant impacts on the Group's consolidated financial statements are expected.
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
•income and expenses for each consolidated statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive result.
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
Intangible assets
Intangible assets are solely comprised of software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years.
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
The lease liability is initially measured at the present value of the lease payments required over the lease term that are not paid at the commencement date, discounted using the Group's incremental borrowing rate, as the interest rate implicit in the lease generally cannot be readily determined. Lease payments that are included in the measurement of the lease liability include fixed payments or in-substance fixed payments and variable payments that depend on an index.
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
They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities longer than 12 months after the balance sheet date which are classified as non-current assets. Interest income on the short-term deposit is accounted for on the statement of comprehensive income as financial income.
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
Treasury shares
The amount of the consideration paid for the acquisition of treasury shares, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in additional paid-in capital.
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
The Company did not have to pay income taxes in Switzerland in the presented reporting periods for 2022, 2021 and 2020. The Company’s accumulated taxable losses may be used as tax loss carry forwards to offset future taxable income over a period of seven years in Switzerland. No deferred tax assets have been established for these losses, because the Company does not have a history of sustainable taxable profits, increasing research costs are expected to be incurred in the foreseeable future and future revenues are highly volatile and uncertain. No deferred tax assets were recognized on deductible temporary differences on pension liabilities for the same reasons.
Molecular Partners Inc, the Group's US subsidiary, is subject to US federal and Massachusetts and New York state minimal tax.

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
The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 33 of the 33 eligible employees participated in this plan as of December 31, 2022 (2021: 32 out of 32).
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
Current and past service costs as well as the net interest on the defined benefit obligation are recognized in profit or loss in the period in which they are incurred, and are presented as part of personnel expenses. Remeasurements of the defined benefit pension plans are recognized in other comprehensive result.
The Group has set up a 401k plan for its US based employees. Under the plan the US entity matches the employee's contribution and provides a true-up in matched contributions at year end. The 401k plan qualifies as a defined contribution plan and the associated expenses, that are deemed immaterial, are presented under operating expenses in the statement of comprehensive income.
The Group has set up a defined contribution plan for its UK based employees. Under the plan the Company and the employee both contribute into the plan. The associated expenses, that are deemed immaterial, are presented under operating expenses in the statement of comprehensive income.

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
Revenue recognition
As a guiding principle of IFRS 15, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Group satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liabilities.
Revenues include fees such as upfront payments received in connection with out-licensing of products and/or access the knowledge without transfer of a license as well as in connection with discovery alliances, as well as fees for maintenance of patents, R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.
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

Type of payments received	Timing of revenue recognition
Revenue recognition of upfront payments	Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Group does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input based method to measure its progress towards complete satisfaction of the performance obligation.

Revenue recognition of milestone payments	Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Group to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Group. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.

Revenue recognition of payments received for development options exercises	Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Group to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Group. Considering the fact that the exercise of any option is outside the control of the Group, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.

Revenue recognition for reservation fees	Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Group). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.
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
3.    Financial risk management
Financial risk factors
The Group is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, uncertainties regarding the effectiveness and safety of new drugs, new and unproven technologies, development process and outcome of clinical trials, rigorous governmental regulation and uncertainty regarding regulatory approvals, long product development cycles, continuing capital requirements to fund research and development, history of operating losses and uncertainty of future profitability, uncertainty regarding commercial success and acceptance, third party reimbursements, uncertainties regarding patents and legally protected products or technologies, uncertainty regarding third party intellectual property rights, dependence on third parties, dependence on publicly available scientific findings and research data, lack of experience with production facilities, dependence on third party manufacturers and service providers, competition, concentration of operations, product liability, dependence on important employees, environment, health, data protection and safety, lack of experience in marketing and sales, litigation, currency fluctuation risks and other financial risks, volatility of market value, as well as limited liquidity and shares eligible for future sale.
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
Capital management
The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2022 and 2021.
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
Revenue
Fluctuation in revenues is common to biopharmaceutical companies focused on research and development as the revenues are often linked to up-front fees, reservation fees, milestones or license payments as well as income for delivery of drug substance, which occur sporadically. Depending on the complexity of the relevant agreements, judgment (for instance in regard to the performance obligations recognized using the cost-based method, where revenue is recognized based on costs incurred in relation to the Group’s estimate of total estimated costs to complete satisfaction of the underlying performance obligations) is required to reflect the substance of the arrangement in the recognition of revenues. Under the cost-based method, the Group’s estimate of total costs to be incurred under certain agreements is for example, based on actual project-related contracts and history of similar contracts of other collaborations as well as industry experience.
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
License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies ("Novartis Radioligand Agreement")
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. The Group will be primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. The Group is eligible to invoice Novartis for its employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. As of December 31, 2021 the Group recognized a receivable for the upfront fee of USD 20 million (CHF 18.6 million) payable from Novartis in trade and other receivables and a corresponding contract liability in the consolidated statement of financial position. In January 2022, Novartis paid Molecular Partners the upfront fee. The Group will be eligible to receive milestone payments of up to USD 560 million, relating to development, regulatory and commercialization activities, plus tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of royalties on net sales of products commercialized by Novartis.

The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20 million (CHF 18.6 million) is being recognized over time in line with the progress made over the duration of the contractually agreed three-year research plan. Progress towards completion of the research plan is based on the cost-based method and is measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2022, the Group recognized total revenue of CHF 9.8 million of which CHF 8.5 million related to the recognition of the upfront fee and CHF 1.3 million related to the recharge of employee related expenses.
Future milestone payments and royalties under the agreement will be recognized as revenue at a point in time, when a milestone is achieved or any subsequent sales by Novartis occur.
Option and Equity Rights Agreement with Novartis for Ensovibep (the "Option and Equity Rights Agreement")
In October 2020, the Group entered into the Option and Equity Rights Agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep). Under the terms of the agreement, in 2020, the Group in 2020 received an upfront, non-refundable fee of CHF 20 million for the technology transfer and manufacturing of MP0420. The Group committed to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420, which is required to be manufactured by Sandoz, a division of the Novartis Group. All such amounts paid for manufacturing performed by the Novartis Group is considered to be a consideration payable to a customer.
Given the significant inter-dependencies between the upfront fee and the manufacturing activities, the manufacturing costs paid to the Novartis Group are offset against the upfront non-refundable fee from the contract (see below, as well as note 15). As of December 31, 2021, the entire CHF 20 million has been utilized for the manufacturing of commercial supply for MP0420.
Ensovibep License Agreement
In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to the Group, which was received in 2022. Relatedly, the Group was eligible to invoice Novartis CHF 13.1 million for other items related to ensovibep..
Following the exercise of such option, the Group entered into a license agreement, the Ensovibep License Agreement, with Novartis under which the Group granted Novartis a sublicensable worldwide license to research, develop, manufacture, commercialize and otherwise use ensovibep and products comprising the compound in all indications.
The Group is eligible to receive a 22% royalty on future commercial sales. Molecular Partners has agreed to forgo royalties in lower income countries, and is aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities. Novartis is responsible for all further development and commercialization activities of ensovibep.
In early January 2023 Novartis informed the Group that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development.
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit ("FOPH")
On August 11, 2020, the Group announced the reservation by the FOPH of a defined number of initial doses of the Group's anti-COVID-19 candidate, MP0420. Under the terms of the agreement, the Group received a reservation fee of CHF 7.0 million which resulted in a current contract liability of CHF 7.0 million, as presented in the consolidated statement of financial position for the years 2020 and 2021.
During 2020, the Group met the contractually agreed milestone specified in the agreement, resulting in the reservation fee received from the FOPH becoming no longer refundable.
In December 2021, the Group and the FOPH entered into an amendment to extend the term of the reservation agreement by six months. The amendment also allowed the agreement to be assigned to Novartis upon its exercise of the option under the Option and Equity Rights Agreement. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, the Group recognized the CHF 7.0 million contract liability as revenue in 2022.
License and Collaboration Agreement with Amgen (the "Amgen Collaboration Agreement")
In December 2018, the Group entered into a license and collaboration agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506.
Under the agreement the Group received a non-refundable upfront payment of USD 50 million. The Group was primarily responsible for performing certain clinical development, manufacturing and regulatory activities in the first clinical phase and the Group assigned the full USD 50 million (TCHF 49,625) upfront payment as the transaction price to this performance obligation, based on the Group's development plan and the Amgen Collaboration Agreement. The Group recognized the related revenue using the cost-based method to measure it progress by reference to actual costs incurred in relation to the Group's best estimate of total expected costs to satisfy the performance obligation. This cost-based method is subject to the assessment of the management of the Group.
On April 26, 2022 the Group announced that Amgen, had informed the Group of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, the Group recognized the remaining balance of the Amgen contract liability as revenue for a total amount reported in 2022 of TCHF 9,653.
During the years ended December 31, 2022, 2021 and 2020, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner.

Revenues by country
in CHF thousands, for the years ended December 31	2022	2021	2020
Revenues Switzerland	179,903	—	—
Revenues USA	9,653	9,330	9,344
Total revenues	189,556	9,330	9,344

Analysis of revenue by major alliance partner
in CHF thousands, for the years ended December 31	2022	2021	2020
Novartis AG, Switzerland	172,903	—	—
FOPH, Switzerland	7,000	—	—
Amgen Inc., USA	9,653	9,330	9,344
Total revenues	189,556	9,330	9,344
Other income
In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services earned during 2022 amounted to TCHF 44 (2021: TCHF 424) and are presented as Other income in the consolidated statement of comprehensive income.

6.    Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2022
Cost
At January 1, 2022	8,754	711	1,199	9,616	607	20,887
Additions	1,019	20	121	—	17	1,177
Disposals	(127)	—	(5)	—	—	(132)
At December 31, 2022	9,646	731	1,315	9,616	624	21,932
Accumulated depreciation
At January 1, 2022	(7,164)	(653)	(1,012)	(3,615)	(298)	(12,741)
Depreciation charge for the year	(623)	(34)	(165)	(1,200)	(66)	(2,088)
Disposals	127	—	5	—	—	132
At December 31, 2022	(7,660)	(687)	(1,172)	(4,815)	(364)	(14,697)
Carrying amount at December 31, 2022	1,986	44	143	4,802	260	7,235
The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland.

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2021
Cost
At January 1, 2021	8,337	660	1,119	9,616	317	20,049
Additions	438	51	154	—	290	933
Disposals	(22)	—	(74)	—	—	(96)
At December 31, 2021	8,754	711	1,199	9,616	607	20,887
Accumulated depreciation
At January 1, 2021	(6,602)	(617)	(757)	(2,414)	(273)	(10,662)
Depreciation charge for the year	(583)	(36)	(329)	(1,200)	(25)	(2,174)
Disposals	22	—	74	—	—	96
At December 31, 2021	(7,164)	(653)	(1,012)	(3,615)	(298)	(12,741)
Carrying amount at December 31, 2021	1,590	59	186	6,001	309	8,146

7.    Intangible assets

in CHF thousands	Software
2022
Cost
At January 1, 2022	1,904
Additions	240
Disposals	(22)
At December 31, 2022	2,122
Accumulated amortization
At January 1, 2022	(1,574)
Amortization charge for the year	(299)
Disposals	22
At December 31, 2022	(1,851)
Carrying amount at December 31, 2022	271

in CHF thousands	Software
2021
Cost
At January 1, 2021	1,530
Additions	374
Disposals	—
At December 31, 2021	1,904
Accumulated amortization
At January 1, 2021	(1,183)
Amortization charge for the year	(391)
Disposals	—
At December 31, 2021	(1,574)
Carrying amount at December 31, 2021	331
8.    Financial instruments

in CHF thousands	Financial assets at amortized costs
2022
Cash and cash equivalents	87,946
Trade receivables	521
Accrued income	679
Short-term time deposits	161,198
Balance at December 31	250,344
2021
Cash and cash equivalents	71,813
Trade receivables	23,710
Accrued income	76
Short-term time deposits	61,000
Balance at December 31	156,599

The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period and were of highly rated quality. Please also see note 25.

in CHF thousands	Financial liabilities at amortized cost
2022
Trade payables	997
Accrued project costs and royalties	2,167
Lease liabilities	4,850
Other non-employee related accrued expenses	556
Balance at December 31	8,570
2021
Trade payables	4,862
Accrued project costs and royalties	3,410
Lease liabilities	6,039
Other non-employee related accrued expenses	537
Balance at December 31	14,848
The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value.
9.    Other current assets

in CHF thousands	2022	2021
Prepayments	3,910	5,652
Accrued income	679	76
Balance at December 31	4,589	5,728
10.    Trade and other receivables

in CHF thousands	2022	2021
Trade receivables	521	23,710
Value added tax	250	1,770
Withholding tax	173	24
Other receivables	75	146
Balance at December 31	1,019	25,650
Trade receivables are denominated in the following currencies:

in CHF thousands	2022	2021
CHF	160	958
EUR	—	3,127
USD	361	19,625
Balance at December 31	521	23,710
The decrease in trade receivables for 2022 mainly related to the License and Collaboration Agreement with Novartis entered into in December 2021. The amount invoiced to Novartis in December 2021 was received in cash in January 2022.

11.    Cash, cash equivalents and short-term time deposits

in CHF thousands	2022	2021
Cash at bank in CHF	67,611	44,621
Cash at bank in EUR	7,685	20,313
Cash at bank in USD	12,520	5,821
Cash at bank in GBP	130	1,058
Total cash at bank at December 31	87,946	71,813

Short-term time deposits in CHF	110,000	20,000
Short-term time deposits in EUR	4,938	—
Short-term time deposits in USD	46,260	41,000
Total short-term deposits at December 31	161,198	61,000
The short-term time deposits denominated in CHF at December 31, 2022 contained six positions with three Swiss banks, the short-term time deposits denominated in USD contained three positions with three Swiss banks and the short-term time deposits denominated in EUR contained one position with one Swiss bank. The short-term time deposits in CHF at December 31, 2021 contained one position with one Swiss bank and the short-term time deposits denominated in USD contained three positions with two Swiss banks. Please also refer to note 25.
12.    Shareholders’ equity
In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2022, all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish the Company’s pool of treasury shares that the Company can use in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares established in July 2022.
The total amount presented as Treasury shares reserve in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 is a non-cash transaction for the Group.
Classes of share capital
Ordinary share capital
On December 31, 2022, the Company’s issued share capital amounted to CHF 3,604,471 divided into 36,044,706 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future).

Ordinary shares
Shares in issue at December 31, 2019	21,601,192
Issued in relation to capital raise in July 2020	5,528,089
Issued in relation to Novartis agreement in October 2020	1,739,130
Issued in relation to vesting of PSU, RSU and options	278,581
Shares in issue at December 31, 2020	29,146,992
Issued in relation to June 2021 IPO	3,000,000
Issued in relation to vesting of PSU, RSU and options	145,656
Shares in issue at December 31, 2021	32,292,648
Issued in relation to creation of treasury shares in August 2022	3,500,000
Issued in relation to vesting of PSU, RSU and options	252,058
Shares in issue at December 31, 2022	36,044,706
The Company’s share capital registered with the Swiss Commercial Register on December 31, 2022 amounted to CHF 3,579,265 divided into 35,792,648 fully paid up registered shares with a par value of CHF 0.10 per share.
The corresponding capital increases in 2022 were registered with the commercial register in two steps on August 25, 2022 for the treasury shares and on February 3, 2023 for the option exercises and the vesting of Performance Share Units ("PSU") and Restricted Share Units ("RSU"), from the RSU Plan 2019 and the PSU Plans 2021, 2019 and 2018.
The corresponding capital increases in 2021 were registered with the commercial register in two steps on June 18, 2021 for the transaction in June and on February 16, 2022 for the option exercises and the vesting of the RSU plan 2018 and the PSU plans 2018 and 2017.
Authorized share capital
On December 31, 2022, the Company had an authorized share capital in the amount of up to CHF 457,316 through the issuance of up to 4,573,162 fully paid up registered shares with a par value of CHF 0.10 per share, which is valid until April 13, 2024. This authorized capital of up to CHF 457,316 equates to approximately 13% of the existing share capital. As approved by the annual general meeting on April 13, 2022, the authorized share capital was increased by CHF 378,641 from CHF 428,675 to CHF 807,316. In August 2022, the authorized share capital was subsequently reduced by CHF 350,000 from CHF 807,316 to CHF 457,316 due to the creation of treasury shares.
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
Conditional share capital
As of December 31, 2022 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 136,296 through the issuance of up to 1,362,963 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards. During 2022, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation was reduced by CHF 25,206 from CHF 161,502 to CHF 136,296.
In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2022, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged.
In 2022, the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 251,957 and all was completed from the issuance of new shares (conditional share capital).
In 2021, the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 269,552 and all was completed from the issuance of new shares (conditional share capital).
In 2020, the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 848,340 and all was completed from the issuance of new shares (conditional share capital).
13.    Trade and other payables

in CHF thousands	2022	2021
Trade payables	997	4,862
Social security	1,146	1,672
Value added tax	—	855
Balance at December 31	2,143	7,389
Trade payables are denominated in the following currencies:

in CHF thousands	2022	2021
CHF	790	1,464
EUR	104	3,250
USD	103	118
GBP	—	29
Balance at December 31	997	4,862

14.    Accrued expenses

in CHF thousands	2022	2021
Accrued project costs and royalties	2,167	3,410
Accrued payroll and bonuses	4,763	6,002
Other	571	563
Balance at December 31	7,501	9,975
15.    Contract liability
The Group expects the contract liability to be recognized as revenue or, in case of consideration payable to a customer, reduction of costs, as follows:

in CHF thousands	Contract liability
Expected revenue recognition in year one after balance sheet date	6,409
Expected revenue recognition in year two after balance sheet date	3,637
Expected revenue recognition in year three after balance sheet date	—
Expected revenue recognition in year four after balance sheet date	—
Expected revenue recognition in year five and later after balance sheet date	—
Balance at December 31, 2022	10,046

in CHF thousands	Contract liability
Expected revenue recognition in year one after balance sheet date	28,312
Expected revenue recognition in year two after balance sheet date	5,798
Expected revenue recognition in year three after balance sheet date	1,127
Expected revenue recognition in year four after balance sheet date	—
Expected revenue recognition in year five and later after balance sheet date	—
Balance at December 31, 2021	35,237
The table below presents the movement on the contract liability:

	Contract liability at January 1,	Additions	Recognized as revenue	Offset of costs	Contract liability at December 31,
in CHF thousands	2022				2022
Amgen	9,653	—	(9,653)	—	—
Novartis	18,584	—	(8,538)	—	10,046
FOPH	7,000	—	(7,000)	—	—
Balance	35,237	—	(25,191)	—	10,046

	Contract liability at January 1,	Additions	Recognized as revenue	Offset of costs	Contract liability at December 31,
in CHF thousands	2021				2021
Amgen	18,983	—	(9,330)	—	9,653
Novartis	19,904	18,584	—	(19,904)	18,584
FOPH	7,000	—	—	—	7,000
Balance	45,887	18,584	(9,330)	(19,904)	35,237
The License and Collaboration Agreement with Novartis entered into in December 2021 resulted in a contract liability of TCHF 18,584 (TUSD 20,000).
During the year ended December 31, 2021, an amount of TCHF 19,904 has been released to offset a corresponding amount of costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 under the Option and Equity Rights Agreement entered into in October 2020 (see note 5).

in CHF thousands	Current	Non-current	Contract liability
Novartis	6,409	3,637	10,046
Balance at December 31, 2022	6,409	3,637	10,046

in CHF thousands	Current	Non-current	Contract liability
Amgen	9,653	—	9,653
Novartis	11,659	6,925	18,584
FOPH	7,000	—	7,000
Balance at December 31, 2021	28,312	6,925	35,237

16.    Additional information on the nature of expenses

Research and development expenses
in CHF thousands	2022	2021	2020
Research consumables and external research and development expenses	(17,154)	(26,342)	(26,599)
Personnel expenses (1), see also note 18	(28,101)	(25,647)	(25,251)
Depreciation and amortization	(1,971)	(2,016)	(2,319)
Intellectual property	(957)	(636)	(492)
Facility expenses	(854)	(758)	(683)
Other research and development expenses	(703)	(259)	(169)
Royalties and license fees, see also note 17	(1,010)	(60)	(562)
Total year ended December 31	(50,749)	(55,718)	(56,075)

Selling, general and administrative expenses
in CHF thousands	2022	2021	2020
Personnel expenses (2), see also note 18	(11,788)	(10,604)	(8,383)
Other administrative expenses	(9,965)	(6,242)	(2,587)
Depreciation and amortization	(416)	(549)	(568)
Facility expenses	(69)	(60)	(57)
Total year ended December 31	(22,238)	(17,454)	(11,595)

Total operating expenses	(72,987)	(73,172)	(67,670)

(1) Research and development non-cash effective pension and share-based compensation costs were TCHF 3,856 in 2022, TCHF 3,045 in 2021 and TCHF 2,612 in 2020.
(2) Selling, general and administrative non-cash effective pension and share based compensation costs were TCHF 2,329 in 2022, TCHF 2,113 in 2021 and TCHF 1,573 in 2020.
17.    Royalties and license fees
Until October 2021, the Group held an exclusive perpetual license from the University of Zurich on patent applications and patents relating to the DARPin base technology. The Group terminated the applicable license agreement with effect as of October 2021 as the main patents under this agreement expired in September 2021. For the years ended December 31, 2021 and 2020 the minimum amounts of CHF 50,000 were payable.
The Group currently now only holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by us is CHF 10,000 per annum.
In May 2020, the Group entered into a research collaboration agreement with the University of Utrecht regarding the development of the Group's COVID-19 program. Under this agreement, the Group paid a fee of CHF 250,000 to the University of Utrecht in December 2020. An additional fee of CHF 250,000 was accrued as per December 2021 and payable under this agreement. With Novartis exercising its option under the Option and Equity Rights Agreement, the University of Utrecht was owed a further CHF 1.0 million that was expensed and paid during 2022.

18.    Personnel expenses

in CHF thousands	2022	2021	2020
Salaries	(27,737)	(25,909)	(23,525)
Share-based compensation (non-cash effective)	(5,088)	(4,085)	(2,932)
Pension costs	(3,192)	(3,059)	(3,080)
Social security costs	(2,399)	(2,535)	(2,393)
Other personnel expenses	(1,473)	(663)	(1,704)
Total year ended December 31	(39,889)	(36,251)	(33,634)

Full-time equivalents and head count	2022	2021	2020
Average number of full-time equivalents	167.4	158.3	142.5
Full-time equivalents at year end	175.3	163.2	145.4
Headcount at year end	191	177	159
18.1    Pension costs and liabilities

in CHF thousands	2022	2021
Defined benefit pension plans
Actuarial assumptions
Discount rate at January 1	0.40%	0.20%
Discount rate at December 31 (1)	2.25%	0.40%
Future salary increases at December 31	2.00%	2.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2022	31.12.2021
Reconciliation of the amount recognized in the statement of financial position
Defined benefit obligation at December 31	52,529	54,461
Fair value of plan assets at December 31	50,284	47,979
Net defined benefit liability at December 31 (2)	2,245	6,483
Components of defined benefit cost in profit or loss
Current service cost (employer)	3,137	3,097
Past service cost	—	(94)
Interest expense on defined benefit obligation	231	114
Interest income on plan assets	(203)	(86)
Administrative cost excl. cost for managing plan assets	27	27
Defined benefit cost recognized in profit or loss	3,192	3,059
thereof service cost and administrative cost	3,164	3,031
thereof net interest expense on the net defined benefit liability	28	28
Reconciliation of net defined benefit liability
Net defined benefit liability at January 1	6,483	13,423
Defined benefit cost recognized in profit or loss (3)	3,192	3,059
Remeasurement of net pension liabilities	(5,334)	(8,012)
Contributions by the employer (3)	(2,096)	(1,987)
Net defined benefit liability at December 31 (2)	2,245	6,483

Reconciliation of defined benefit obligation
Defined benefit obligation at January 1	54,461	54,512
Interest expenses on defined benefit obligation	231	114
Current service cost (employer)	3,137	3,097
Contributions by plan participants	1,317	1,246
Benefits (paid)/deposited	2,032	1,067
Past service cost	—	(94)
Administrative cost (excl. cost for managing plan assets)	27	27
Actuarial (gain)/loss on defined benefit obligation	(8,676)	(5,508)
Defined benefit obligation at December 31	52,529	54,461
Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	(12,222)	(2,303)
Actuarial (gain) / loss on changes in demographic assumptions	—	(2,432)
Actuarial (gain) / loss arising from experience adjustments	3,546	(773)
Actuarial (gain)/loss on defined benefit obligation	(8,676)	(5,508)
Return on plan assets excluding interest income	3,342	(2,504)
Remeasurement of net pension liabilities	(5,334)	(8,012)
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	47,979	41,089
Interest income on plan assets	203	86
Contributions by the employer	2,096	1,987
Contributions by plan participants	1,317	1,246
Benefits (paid)/deposited	2,032	1,067
Return on plan assets excl. interest income	(3,342)	2,504
Fair value of plan assets at December 31	50,284	47,979
Best estimate of contributions of next year
Contributions by the employer	2,231	2,060
Plan asset classes
Cash and cash equivalents	7,896	9,581
Equity instruments	20,754	20,246
Debt instruments (e.g. bonds)	8,200	6,130
Real estate funds	1,793	1,612
Others	1,748	1,547
Total plan assets at fair value (quoted market price)	40,391	39,116
Others	9,892	8,862
Total plan assets at fair value (non-quoted market price)	9,892	8,862
Total plan assets at fair value at December 31	50,284	47,979
thereof entity's own transferable financial instruments	—	—
thereof property occupied or other assets used by the entity	—	—
Sensitivity (4)
Defined benefit obligation at December 31 with discount rate -0.25%	54,524	57,066
Defined benefit obligation at December 31 with discount rate +0.25%	50,672	52,054
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	51,699	53,576

Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	53,383	55,373
Defined benefit obligation at December 31 with salary increases -0.25%	52,253	53,993
Defined benefit obligation at December 31 with salary increases +0.25%	52,768	54,947
Defined benefit obligation at December 31 with life expectancy +1 year	53,090	55,283
Defined benefit obligation at December 31 with life expectancy -1 year	51,961	53,569
Maturity profile of defined benefit obligation
Weighted average duration of defined obligation in years at December 31	15.0	18.5
Weighted average duration of defined obligation in years at December 31 for active members	14.8	18.3
Weighted average duration of defined obligation in years at December 31 for pensioners	16.3	19.6

(1) Discount rates are based on industry benchmarks related to benefits with a 20 year duration.
(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 307 (2021: TCHF 257; 2020: TCHF 255) for accrued sabbatical cost.
(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of comprehensive income of which TCHF 846 are research and development costs (2021: TCHF 837; 2020: TCHF 1,039) and TCHF 250 are selling, general and administrative costs (2021: TCHF 235; 2020: TCHF 214).
(4) For the most important parameters which influence the pension obligation of the Company a sensitivity analysis was performed. The discount rate and the assumption for salary increases were modified by a certain percentage value. Sensitivity on mortality was calculated by changing the mortality with a constant factor for all age groups. With this procedure the Company could change the longevity for most of the age categories by one year longer or shorter than the baseline value.

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated:

in CHF thousands	2022	2021	2020

Components of defined benefit cost in profit or loss
Current service cost (employer)	3,137	3,097	3,033
Past service cost	—	(94)	—
Interest expense on defined benefit obligation	231	114	103
Interest income on plan assets	(203)	(86)	(80)
Administrative cost excl. cost for managing plan assets	27	27	24
Defined benefit cost recognized in profit or loss	3,192	3,059	3,080
thereof service cost and administrative cost	3,164	3,031	3,057
thereof net interest expense on the net defined benefit liability	28	28	23

Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	(12,222)	(2,303)	—
Actuarial (gain) / loss on changes in demographic assumptions	—	(2,432)	—
Actuarial (gain) / loss arising from experience adjustments	3,546	(773)	335
Actuarial (gain)/loss on defined benefit obligation	(8,676)	(5,508)	335
Return on plan assets excluding interest income	3,342	(2,504)	1,179
Remeasurement of net pension liabilities	(5,334)	(8,012)	1,514

18.2    Share-based compensation
18.2.1    Employee Share Option Plans (“ESOP”)
1.    ESOP 2009 established in December 2009
2.    ESOP 2014 established in July 2014
An ESOP is an incentive tool that fosters the entrepreneurial spirit and performance by way of financial participation in the Group's long term success. It gives employees, members of the Board of Directors and selected advisors a beneficial opportunity to purchase shares of the Company. Each option entitles its holder to purchase one share of the Company at a pre-defined exercise price. The number of options granted to each participant was determined by the Board of Directors based on a participant’s position and level of responsibility. The options generally vested quarterly over four years, with vesting of 25% after one year. At the end of the 10 year option term, unexercised options expire without value.
As of December 31, 2022, an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014. All these options are fully vested at the reporting date.
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
•LTI plans 2022 established in March 2022
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
PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board, the vesting schedule remains unchanged and PSU's will vest at the end of a three year cliff-vesting period. PSUs granted to all employees under PSU plans prior to 2021 will continue to vest at the end of a three-year cliff-vesting period.
The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of pre-defined corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 150% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur.
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
As of December 31, 2022, 604,800 PSUs and 96,001 RSUs were outstanding. As of December 31, 2021, 547,485 PSUs and 95,635 RSUs were outstanding.

18.2.3    Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements
The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates:

RSU/PSU, conditions and assumptions	2022	2021
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 13, 2022	April 21, 2021
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	33,015	29,519
Number of PSU granted	307,137	230,536
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	6.55 - 18.88	17.90 - 23.25
Vesting period for RSU (years)	1.00	1.00
Full contractual life for RSU (years)	3.00	3.00
Vesting period for PSU (years), Management Board	3.00	3.00
Vesting period for PSU (years), employees excluding Management Board	3.00 (pro-rata annual vesting)	3.00 (pro-rata annual vesting)
Full contractual life for PSU (years)	3.00	3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	64.69 - 76.84	58.57 - 61.69
Risk-free interest rate p. a. (%) / CHF LIBOR / Common shares	(0.54) - (0.71)	(0.58) - (0.61)
Expected volatility on NBI	25.89 - 28.16	26.21 - 27.01
Risk-free interest rate p. a. (%) / USD LIBOR / NBI	0.58 - 4.78	0.24 - 0.34
Expected volatility on SPI	15.57 - 17.02	15.96 - 16.15
Risk-free interest rate p. a. (%) / CHF LIBOR / SPI	(0.54) - (0.71)	(0.58) - (0.61)
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	17.08	24.56
Latest expiry date	Sep 30, 2025	Sep 30, 2024
Valuation model	Monte Carlo	Monte Carlo
Additional comments:
•Expected volatility: Historical share prices of the Company have been used.
•The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2021 and 2022 PSU Plans.

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2020	915,163	2.74	382,059	6.42	533,104	0.10
Granted	260,055	0.10	—	—	260,055	0.10
(Performance adjustment) (1)	(1,022)	0.10	—	—	(1,022)	0.10
(Forfeited) (2)	(66,518)	0.10	—	—	(66,518)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options, vested PSU / RSU) (3)	(145,656)	1.85	(63,157)	4.14	(82,499)	0.10
Balance outstanding at December 31, 2021	962,022	2.35	318,902	6.87	643,120	0.10
Granted	340,152	0.10	—	—	340,152	0.10
(Performance adjustment) (1)	—	0.10	—	—	—	0.10
(Forfeited) (2)	(63,990)	0.10	—	—	(63,990)	0.10
(Expired)	(3,220)	5.40	(3,220)	5.40	—	—
(Exercised options, vested PSU / RSU) (3)	(252,058)	1.00	(33,577)	6.85	(218,481)	0.10
Balance outstanding at December 31, 2022	982,906	2.05	282,105	6.89	700,801	0.10

(1) Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
(2) Forfeited due to service conditions not fulfilled
(3) The weighted average share prices at the dates of exercising during the year ended 2022 amounted to CHF 22.35
(2021: CHF 19.87)
The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2022:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Thereof exercisable options
Options
6.06	15,450	1.4	15,450
6.94	266,655	1.7	266,655
PSU/RSU
0.10	700,801	1.1
Total	982,906		282,105

The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2021:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Thereof exercisable options
Options
2.31	1,160	0.7	1,160
6.05	2,815	1.0	2,815
6.06	15,450	2.4	15,450
6.94	299,477	2.7	299,477
PSU/RSU
0.10	643,120	1.2
Total	962,022		318,902
The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows:

in CHF thousands	2022	2021	2020
Research and development	3,010	2,208	1,573
Selling, general and administrative	2,078	1,877	1,359
Total year ended December 31	5,088	4,085	2,932
19.    Financial income and financial expense
Financial income

in CHF thousands	2022	2021	2020
Interest income on financial assets held at amortized costs	1,142	99	367
Net foreign exchange gain	717	92	—
Total year ended December 31	1,859	191	367
Financial expense

in CHF thousands	2022	2021	2020
Net foreign exchange loss	—	—	(4,512)
Negative interest on financial assets held at amortized costs	(562)	(495)	(271)
Interest expense on leases	(43)	(53)	(24)
Other financial expenses	(14)	(8)	(9)
Total year ended December 31	(619)	(556)	(4,816)
20.    Taxes
Income taxes
In 2022 the Company generated a taxable profit whereas in 2021 and 2020 the Company generated a taxable loss in Switzerland, all of which are reflected in the Company’s cumulative tax loss carry forward. The Company did not have to pay or accrue any income taxes in the reporting periods as the 2022 taxable income in the period is fully offset by the utilization of accumulated tax losses. Any future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate for the year 2022 is 19.4% (2021: 19.4%; 2020: 20.8%).

Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York.
For the year ended December 31, 2022, current income tax expense of TCHF 0.3 (TUSD 0.3) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2021: tax credit of TCHF 2 (TUSD 2) and for the year ended December 31, 2020: tax expense of TCHF 11 (TUSD 13)). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York).
Deferred taxes
The Company's net operating profit for tax purposes amounted to TCHF 124,020 in 2022 whereas prior years generated net operating losses of TCHF 58,632 in 2021 and TCHF 58,631 in 2020.The remaining tax losses as of December 31, 2022 of TCHF 88,198 may be used as tax loss carry forwards to offset future taxable income over a period of seven years, with the amount of TCHF 29,566 to expire in 2027 and TCHF 58,632 to expire in 2028.
No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2022, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19 for a total of TCHF 2,245, see also note 18.1) due to the tax losses carried forwards. Income tax expense has been calculated for the year ending December 31, 2022, based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2022, given that the 2022 taxable income in the period is fully offset by the utilization of accumulated tax losses.
Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences.
The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2022	2021
2023	—	(15,976)
2024	—	(21,766)
2025	—	(23,767)
2026	—	(33,446)
2027	(29,566)	(58,631)
2028	(58,632)	(58,632)
Thereafter	—	—
Total tax loss carry forwards as at December 31	(88,198)	(212,218)
21.    Earnings per share
Basic earnings per share is calculated by dividing the net result attributable to the shareholders of the Company by the weighted average number of shares issued and outstanding during the reporting period, excluding any shares held as treasury shares. Diluted earnings per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

	2022	2021	2020
Weighted average number of shares used in computing basic earnings per share	32,469,957	31,005,171	25,000,652
Weighted average number of shares used in computing diluted earnings per share	33,265,567	31,005,171	25,000,652
At December 31, 2022, the number of shares that are dilutive, is 795,610. For all comparative prior periods presented all potential ordinary shares were anti-dilutive. The number of shares that potentially could be dilutive in the future were 835,422 as at December 31, 2021 and 794,377 as at December 31, 2020.
22.    Leases
The Group leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Group up to one year before the end of the non‑cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2020, the Group exercised the option to extend the lease on its facilities in Schlieren by five years with a new lease term ending on December 31, 2026. The earliest contractual termination date for both the lessor and the Group on the major real estate lease is December 31, 2025. For information about the right-of-use assets please also see note 6.
Set out below are the carrying amounts of the lease liabilities and the movements during the period:

in CHF thousands	2022	2021
as at January 1,	6,039	7,218
Additions / new leases	—	—
Remeasurements	—	—
Recognition of interest on lease liabilities	43	53
Payments	(1,232)	(1,232)
Balance as at December 31,	4,850	6,039

Current	1,198	1,189
Non-current	3,652	4,850
Balance as at December 31,	4,850	6,039

The following are the expense amounts recognized in the consolidated statement of comprehensive income.

in CHF thousands	2022	2021	2020
Depreciation on right-of-use assets	1,200	1,200	1,256
Interest expense on lease liabilities	43	53	24
Short term leases	—	—	—
Total amount recognized in profit or loss	1,243	1,253	1,280
The total cash outflow for leases for the year ended December 31, 2022 amounted to TCHF 1,232 (year ended December 31, 2021 TCHF 1,232; year ended December 31, 2020 TCHF 1,275).

Contractual maturities of financial liabilities at December 31, 2022 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cashflows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	2,464	—	4,928	4,850

Contractual maturities of financial liabilities at December 31, 2021 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cashflows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	3,696	—	6,160	6,039
23.    Related party disclosures
Compensation costs of key management, which includes executive management and the Board of Directors, are as follows:

in CHF thousands	2022	2021	2020
Short-term employee benefits	3,159	2,423	2,408
Post-employment benefits	297	203	205
Share-based compensation	2,111	1,784	1,601
Total year ended December 31	5,567	4,410	4,214
Pamela Trail departed from her role as Chief Scientific Officer in July 2019. She has continued to support the Group as a consultant after this date. For the year ended December 31, 2022, Pamela Trail's consulting fees amounted to TCHF nil (2021: TCHF 13, 2020: TCHF 45). In 2022, there was a further payment of TCHF 21 made to Pamela Trail settling an outstanding amount relating to her term of employment.
24.    Capital commitments
As of December 31, 2022 and December 31, 2021, the Group did not have any capital commitments.
25.    Financial risk management
Foreign exchange risk
In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR.
The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if market conditions allow to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities, the impact of negative interest rates during most of 2022 in Switzerland and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions.
During 2022 and 2021, the Group did not enter into any forward currency transactions. No forward currency transactions were outstanding as of December 31, 2022 and 2021.

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates for the Group's main foreign currencies, USD and EUR, with all other variables held constant, of the Group’s result before taxes. There is no direct impact on the Group’s equity.

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions
2022	+10%	5,904
	-10%	(5,904)
2021	+10%	6,633
	-10%	(6,633)
2020	+10%	2,976
	-10%	(2,976)
EUR Positions
2022	+10%	1,252
	-10%	(1,252)
2021	+10%	2,019
	-10%	(2,019)
2020	+10%	432
	-10%	(432)
Interest rate risk
Molecular Partners earns or pays interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in four different Swiss banks to optimize interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.
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

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions
2022	+0.5%	888
	-0.5%	(888)
2021	+0.5%	323
	-0.5%	(323)
2020	+0.5%	683
	-0.5%	(683)
USD Positions
2022	+0.5%	294
	-0.5%	(294)
2021	+0.5%	234
	-0.5%	(234)
2020	+0.5%	149
	-0.5%	(149)
EUR Positions
2022	+0.5%	63
	-0.5%	(63)
2021	+0.5%	102
	-0.5%	(102)
2020	+0.5%	32
	-0.5%	(32)
Credit risk
The maximum credit risk on financial assets corresponds to the carrying amounts of the Group’s cash and cash equivalents, short-term time deposits and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.
The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2022 of AAA (Zürcher Kantonalbank), AA (Luzerner Kantonalbank), A+ (UBS) and A- (Credit Suisse) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.
The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

The maximum credit risk as of the balance sheet date was as follows:

Credit risk
in CHF thousands	2022	2021
Cash and cash equivalents	87,946	71,813
Trade receivables	521	23,710
Accrued income	679	76
Short-term time deposits	161,198	61,000
Total credit risk as at December 31	250,344	156,599
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s liquidity risk is considered low by management due to the financial assets at the reporting date, giving the Group a secure source of funding for its research and development activities.
26.    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. The complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidates ensovibep and MP0310. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased (a) the Company's American Depositary Shares (ADSs ) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs; and/or (b) the Company's securities between June 16, 2021 and April 26, 2022 inclusive. A motion to appoint a lead plaintiff and counsel was filed on September 12, 2022 and is still pending. The matter remains in its early stages. The Company disputes these claims and intends to defend itself accordingly. The Company expresses no assurances as to the ultimate outcome of this matter.
27.    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading.