Form 20-F
period 2023-12-31
MOLECULAR PARTNERS AG
filed 2024-03-14
CIK 1745114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Patrick Amstutz
Chief Executive Officer
Molecular Partners AG
Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
Tel: +41 44 755 77 00
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (each representing one ordinary share, CHF 0.10 nominal value per share)	MOLN	The Nasdaq Stock Market LLC
Ordinary shares, CHF 0.10 nominal value per shares	*	The Nasdaq Stock Market LLC
* Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.
Ordinary shares, CHF 0.10 nominal value per share: 36,354,297 ordinary shares outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
We present our consolidated financial statements in CHF and in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting and Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.
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
•the implementation of our business model and strategy and the development of our product candidates and platforms;
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
•our financial performance;
•the impact of macro-economic factors, including a health pandemic, rising inflation, the U.S Federal Reserve and other financial regulatory agencies raising interest rates, the Russia-Ukraine war and the Israel-Hamas war, on our business, operations and prospects and on our clinical trials;
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
SUMMARY OF RISK FACTORS
Our business faces significant risks. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors set forth under the caption “Risk Factors” in Item 3.D. in Part I of this Annual Report on Form 20-F. An investment in our ADSs involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. Among these risks are the following:
•We have incurred significant losses since our inception, we expect to incur losses in future periods and may not achieve profitability in the upcoming years. We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
•We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
•Raising additional capital may cause dilution to holders of our ordinary shares or ADSs, and an inability to raise capital may restrict our operations or require us to relinquish rights to our technologies or product candidates.

•We are heavily dependent on the success of our DARPin platform to identify and develop product candidates. If we or our collaborators are unable to successfully develop and commercialize product candidates based on our platform or experience significant delays in doing so, our business may be harmed.
•All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly MP0317, MP0533 and product candidates that we have licensed to our partners are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

•Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.
•Positive results from early preclinical studies of our product candidates would not necessarily be predictive of the results of later preclinical studies and any ongoing or future clinical trials of our product candidates. If we were to achieve positive results from preclinical studies, but were unable to then replicate those positive results in our later preclinical studies and ongoing or future clinical trials, we might be unable to successfully develop, obtain regulatory or marketing approval and commercialize our product candidates.
•Interim, topline and preliminary data from our clinical trials that we announce or publish may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•Because the number of patients in certain of our clinical trials may be small, the results from such trials may be less reliable than results achieve in larger clinical trials.

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

•The base patents relating to the DARPin base technology we use to generate our DARPin product candidates has expired, and our competitors may use the technology claimed in such patents, which may materially adversely affect our business and competitive position.

•Certain significant shareholders own a substantial number of our securities and as a result, may be able to exercise significant influence over the outcome of shareholder votes. These shareholders may have different interests from us or your interests.

•We depend on our information technology systems, and any failure of these systems could harm our business. Security incidents and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

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
Since our inception, we have incurred significant operating losses, including negative net results, attributable to shareholders. As of December 31, 2023, we had cumulative losses of CHF 191.8 million. For the year ended December 31, 2023 we recorded negative net result, attributable to shareholders of CHF 62.0 million and for the year ended December 31, 2022, we incurred positive net result, attributable to shareholders of CHF 117.9 million. The positive result in 2022 was largely driven by the January 2022 payment of CHF 150 million by Novartis Pharma AG, or Novartis, following exercise of its option under a collaboration agreement with us.
Our historical losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from selling, general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities that, together with anticipated selling, general and administrative expenses, may result in incurring losses in future periods. Our losses, among other things, will continue to cause our working capital and shareholders' equity to decrease. We anticipate that our expenses will increase substantially if and as we:
•complete the Phase 1 clinical trial and potentially initiate a new clinical trial of MP0317 (in combination with other therapies), one of our product candidates in our oncology program;
•continue to prepare for and complete and potentially expand the Phase 1 clinical trial of MP0533, our CD3 T-cell engaging candidate against acute myeloid leukemia or AML;
•seek to enhance our Designed Ankyrin Repeat Protein, or DARPin, technology and build on our proprietary product pipeline;
•continue our research activities for developing suitable candidates within the Radio DARPin Therapy, or RDT, space, such as the DLL3 program in collaboration with Orano Med SAS, a subsidiary of Orano SA, or Orano Med;
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
To become profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us or our licensees to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to sustain or increase profitability on a quarterly or annual basis. Our failure to become profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
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
To date, we have funded our operations through public and private placements of equity securities, upfront, milestone, option exercise, reservation fee, expense reimbursement, sponsored research payments received from our collaborators, recharging of third party costs and interest income from the investment of our cash, cash equivalents and financial assets. We expect to require additional funding in the future to sufficiently finance our operations and advance development of our product candidates. On July 1, 2022, we entered into a sales agreement with Leerink Partners LLC (previously known as SVB Securities LLC), or the Sales Agreement, to sell ordinary shares from time to time at our discretion under an “at the market” program, with aggregate gross sales proceeds of up to $100.0 million.
We expect that our existing cash, cash equivalents, together with anticipated funding through collaborations, will enable us to fund our operating expenses and capital expenditure requirements well into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for MP0317 and MP0533 or our preclinical programs will depend on many factors, including:
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
The effects of health epidemics in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business.
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely.
As a result of a pandemic, we may experience disruptions that could impact our business, preclinical studies and clinical trials, including:
•delay of submissions to, and approvals of, regulatory authorities;
•interruption or delays in the operations of regulatory authorities, which may impact review and approval timelines, including delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•interruption of, or delays in receiving, supplies of our product candidates or target material from our contract manufacturing organizations, or CMOs, and other suppliers due to staffing shortages, shortages in supply of production materials, production slowdowns or stoppages and disruptions in delivery systems;

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
The extent to which any future health epidemic outbreaks of contagious disease ultimately impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, the emergence of variants, the transition to endemic status, travel restrictions and social distancing in Switzerland, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in countries around the world to contain and treat the disease.
Raising additional capital may cause dilution to holders of our ordinary shares or ADSs, and an inability to raise capital may restrict our operations or require us to relinquish rights to our technologies or product candidates.
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
All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly MP0317, MP0533 and product candidates that we have licensed to our partners are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
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
Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials, and there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. For example, even if biological activity in patient samples following administration of initial doses is observed in our clinical trials, there can be no assurance that such biological activity will be similarly observed and maintained following administration of additional doses or any drop in biological activity could be overcome with additional development regarding more frequent dosing regimens. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results. In addition, positive results in later stage clinical trials of one of our product candidates in an indication may not be predictive of the safety or efficacy of our other product candidates in other indications, even if they employ a similar mechanism of action.
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
Some of our product candidates, such as MP0317 and MP0533, the lead product candidates from our oncology program, and also the potential future RDT product candidates, utilize novel mechanisms of action which may result in greater research and development expenses, regulatory and development or CMC and supply chain issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with the novel mechanisms of action. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanisms of action also means that fewer people are trained in or experienced with product candidates of such type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Any such events could adversely impact our business prospects, financial condition and results of operations.
Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics, if needed, could harm our product development strategy.
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
Because the number of patients in certain of our clinical trials may be small, the results from such trials may be less reliable than results achieved in larger clinical trials.
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
Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. While our preclinical studies and clinical trials for our product candidates to date have generally been well tolerated from a risk-benefit perspective, the results from ongoing and future trials may not support this conclusion.
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
Adverse side effects that may be caused by any of our product candidates could negatively impact the public perception of and commercial opportunities for all of our product candidates. The clinical and commercial success of our product candidates will depend in part on the absence of negative side effects caused by our product candidates. Even if an adverse side effect that results from one of our product candidates is unlikely to occur in our other product candidates, all of our product candidates could be adversely affected because the negative side effect may be perceived to be a likely side effect of all of our product candidates. Infusion-related reactions have been seen in MP0310, MP0317 and MP0533, and, while manageable, such reactions may limit the tolerability profile of a product candidate or its potential for combination with other medication. These adverse events may negatively affect the perception of the DARPin platform, the commercial opportunity for our product candidates or cause us to suspend clinical trials. In addition, if public perception is influenced by claims that radioligands or specific therapies within radioligands are unsafe or less safe than available alternatives, our product candidates may not be accepted by the general public or the medical community.
We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than us. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. Smaller and early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective or are more economically attractive as any of our current or future technology or product. Competing products or platforms may gain faster or greater market acceptance than our products or platform and medical advances or rapid technological development by competitors may result in our product candidates or platforms becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. Additionally, certain of our product candidates may be administered in combination with approved pharmaceutical products. Our ability to develop and ultimately commercialize our product candidates used in combination with other therapies will depend on our ability to access these drugs on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a sufficient supply of these drugs on commercially reasonable terms or at all. If we, our product candidates or our platforms do not compete effectively, it may have an adverse effect on our business and results of operation.
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
The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

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
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect until 2032 unless additional U.S. Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. It is unclear whether these or similar policy initiatives will be implemented in the future. In addition, Congress is considering additional health reform measures.

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
•our inability to build a supply chain with sufficient coverage and capacity to fully support the sales and marketing efforts of any future products;
•our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•the inability of sales personnel to obtain access to or our failure to educate adequate numbers of physicians on the benefits of any future products;
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
Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials, such as radioactive compounds and byproducts, chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. We cannot eliminate, and we cannot guarantee that our third-party partners would eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
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

The use of hazardous materials, including radioactive and biological materials, in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.
Our research, development and manufacturing activities involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials, such as radioisotopes. We are subject to federal, state, local and foreign environmental laws and regulations governing, among other matters, the handling, storage, use and disposal of these materials and some waste products. In addition, we are required to obtain and maintain a hazardous materials license, pursuant to which we are required to perform annual self-audits, and that may result in random inspections by regulators. If such audit or inspection were to result in adverse findings, it may impact our ability to maintain our license, which would in turn adversely affect our ability to conduct our business. Additionally, we cannot completely eliminate the risk of contamination or injury from these materials and we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such federal, state, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

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
Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our product candidates in our current pipeline, a key element of our long-term growth strategy is to develop and market additional product candidates. Because we have limited managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our DARPin platform and future platforms may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our DARPin technology approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business and results of operations.
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
Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single-source unaffiliated third-party suppliers. In addition, we rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products, including for the RDT where we will rely on isotope providers and third-parties capabilities in radio-labelling and product supply. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business and future prospects.
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
Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, companies may face private litigation related to processing of personal data brought not only by individuals but also by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Additionally, EU member states are also able to legislate separately on health and genetic data, and we must comply with these local laws where we operate. The revised Swiss Federal Act on Data Protection, or DPA, entered into force on September 1, 2023 and also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland.
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
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our collaborators to impose specific contractual restrictions on their service providers. We publish privacy policies, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
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

Moreover, a growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in Environmental, Social and Corporate Governance, or ESG, matters, and are requiring more robust ESG disclosures. The related legislative landscape in Switzerland and in the EU has been evolving accordingly. According to new provisions in the Swiss Code of Obligations that became effective on 1 January 2022, publicly listed companies exceeding, together with the Swiss and foreign undertakings they control, certain thresholds must each year, as of the financial year beginning on 1 January 2023, prepare a report on non-financial matters. The report must cover environmental matters, in particular the CO2 goals, social issues, employee-related issues, respect for human rights and combating corruption. The report must contain the information required to understand the state of the company, the performance and results of its business, and the effects of its activity on these non-financial matters. The relevant thresholds are: At least 500 full-time equivalent positions on annual average in two successive financial years and exceeding one of the following thresholds in two successive financial years (ii) balance sheet total of CHF 20 million or sales revenue of CHF 40 million. In addition, under Switzerland’s legislation regarding the due diligence and transparency in relation to conflict minerals and metals and child labor in the supply chain, we may in the future be required to establish (1) a supply chain policy on conflict minerals and metals and child labor, (2) a supply chain traceability system, (3) as an early warning mechanism for risk identification, a reporting procedure that allows interested parties to raise reasonable concerns about the existence of a potential or actual adverse impact related to conflict minerals and metals and child labor, and (4) a risk management plan which identifies and assesses the risks in the supply chain according to the likelihood of occurrence and severity of adverse impacts and eliminates, prevents or minimizes such risks on that basis. If the new due diligence obligations will apply to us in the future, we will be required to publish an annual report regarding compliance with our conflict minerals and metals and child labor due diligence obligations.

In the EU, for example, EU Directive No 2464/2022 on Corporate Sustainability Reporting, or CSRD, was adopted and entered into force on 5 January 2023, amending the current EU Accounting Directive No 2013/34. The CSRD introduces new mandatory reporting obligations that will require in-scope companies to publish audited sustainability information. The CSRD is supplemented by EU Delegated Regulation No 2023/2772 which establishes the first set of European Sustainability Reporting Standards, or ESRS, which are applicable to in-scope EU entities. Further reporting standards are due to be adopted by June 2026, including for in-scope non-EU entities.
The CSRD and ESRS require certain mandatory disclosures, as well as disclosures of certain "material" sustainability matters in the company's own operations, those of their subsidiaries and those of their value chain. Like the Swiss legislation the identification of material sustainability matters in the CSRD also requires a "double materiality" assessment. This means that in-scope entities will have to assess both financial materiality (i.e., sustainability matters which generate risks or opportunities that affect, or could reasonably be expected to affect, the company's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium- or long-term) and impact materiality (i.e., the company's material actual or potential, positive or negative impacts on people or the environment over the short-medium and long-term). Sustainability matters are material if they satisfy one or both of these materiality tests.
The CSRD applies to entities with securities admitted to trading on an EU-regulated market, as well as large EU companies, EU parents of a "large group", and to listed EU small or medium-sized enterprises, amongst others. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an in-scope EU subsidiary or EU branch meeting the turnover thresholds. Companies subject to the CSRD are required to fulfil their reporting obligations in accordance with a staggered timeline depending on the category of company. The first reports are expected in 2025 for the 2024 financial year, predominantly for entities with securities admitted to trading on an EU-regulated market, and in 2026 for the 2025 financial year for many other EU companies (including EU subsidiaries of non-EU parents) that are not listed on an EU-regulated market but meet the relevant threshold tests.

In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters and report on these. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources, and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.
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
We currently have collaborative research relationships with the University of Bern for MP0533, Orano Med for Radio-DARPin therapies, University of Freiburg for Radio-DARPin therapies and with Novartis, primarily for Radio-DARPin therapies. We have had and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights and other proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these intellectual property and other proprietary rights.
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
In addition, our licensees have the right to make decisions regarding the development and commercialization of product candidates under the collaborations without consulting us and may make decisions with which we do not agree. For example, in April 2022, Amgen, our collaboration partner for MP0310 (AMG 506), informed us of its decision to return global rights of MP0310 to us following a strategic pipeline review and in January 2024, Novartis, our collaboration partner for ensovibep, informed us of its decision to return the global rights for ensovibep to us following the end of COVID-19 pandemic. Conflicts between our licensees and us may arise if there is a dispute about the progress of the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property developed during the course of our collaboration agreements. If any of our licenses terminate with our licensees, it may be necessary for us to assume responsibility at our own expense for the development of the applicable product candidates. In that event, we would likely be required to limit the size and scope of one or more of our programs or increase our expenditures and seek additional funding, which may not be available on acceptable terms or at all, which would materially adversely affect our business, financial condition and results of operations.
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
The base patents relating to the DARPin base technology we use to generate our DARPin product candidates has expired, and our competitors may use the technology claimed in such patents, which may materially adversely affect our business and competitive position.
The base patents that we had licensed from the University of Zurich in 2004 expired in September 2021 (except for one patent in the United States) and we terminated the license agreement effective October 2021 and the remaining U.S. patent expired in August 2023. Our competitors may be able to utilize the technology claimed in such patents to develop product candidates that compete with ours. This could harm our reputation as being the leader in the DARPin technology, and could have an adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
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
For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system has become effective and a new European patent court started operations in 2023, which may significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European patent applications have the option, upon grant of a European patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the new Unified Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.
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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Dr. Patrick Amstutz, our Chief Executive Officer, Dr. Alexander Zürcher, our Chief Operating Officer, Dr. Michael Tobias Stumpp, our EVP Projects, Dr. Philippe Legenne, our acting Chief Medical Officer and Renate Gloggner, our EVP People and Culture.
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war and the Israel-Hamas war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.
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
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly regarding U.S. dollars, euros, and Swiss francs. Our functional currency is the Swiss franc and the majority of our operating expenses are paid in Swiss francs, but we also may receive payments from our business partners in U.S. dollars or euros and we regularly acquire services, consumables and materials in U.S. dollars, euros and Swiss francs. Further, potential future revenue may be derived from abroad, particularly from the United States and the European Union. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the Swiss franc, the euro, the U.S. dollar and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides our natural hedging, currently, we do not have any exchange rate hedging arrangements in place.
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
Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as Israel and Hamas, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our ordinary shares.
Global economic instability and unfavorable conditions could materially and adversely affect our business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States. and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, the war between Israel and Hamas is ongoing. Any resulting instability and unfavorable economic conditions from the wars could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this report on Form 20-F.
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
In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax loss carryforwards that we have generated in prior years. For instance, as of December 31, 2023, we had substantial tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. If not used, tax loss carryforwards for Swiss corporate income tax purposes expire seven years after the tax year in which they were incurred. Due to our limited future / expected income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and therefore will not be able to be used to offset future taxable income for Swiss corporate income tax purposes. Furthermore, any tax loss carry forwards that we report on our Swiss tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
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
The standard effective corporate tax rate in Schlieren, Canton of Zurich, can change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2023 in Schlieren, Canton of Zurich, is approximately 19.3%.
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
•impact of macroeconomic factors, including a health pandemic, rising inflation, the U.S. Federal Reserve raising interest rates, the Russia-Ukraine war and the Israel-Hamas war, on the global economy or financial markets; or
•price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs and/or ordinary shares.
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
We have and will continue to incur increased costs as a result of operating as a U.S.-listed public company, and our board of directors will be required to devote substantial time to compliance initiatives and corporate governance practices.
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
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Certain significant shareholders may own a substantial number of our securities and as a result, may be able to exercise significant influence over the outcome of shareholder votes. These shareholders may have different interests from us or your interests.
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
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our ADSs and our ordinary shares could decline significantly. As of December 31, 2023, we had 36,354,297 ordinary shares outstanding including 3,500,000 treasury shares held through our wholly-owned subsidiary Molecular Partners Inc. and 3,000,000 ADS representing our ordinary shares issued and outstanding. In addition, ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
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
We are an "emerging growth company" and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make our ADSs less attractive to investors.
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
We cannot predict if investors will find our ordinary shares less attractive because we may rely on the exemptions and reduced disclosure obligations applicable to emerging growth companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
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
If we are classified as a passive foreign investment company, U.S. Holders of our ADSs may be subject to adverse U.S. federal income tax consequences.
For U.S. federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, at least 75% of our gross income is passive income, or at least 50% of the average value (determined on the basis of a weighted quarterly average) of our assets for the taxable year is attributable to assets that produce passive income or are held for the production of passive income, including cash. For purposes of these tests, passive income includes, among other things, dividends, interest, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our ADSs) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Generally, in determining whether a non-U.S. corporation is a PFIC, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are characterized as a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. E Taxation – Material U.S. Federal Income Tax Consequences for U.S. Holders” below) hold our ADSs, U.S. Holders of our ADSs may suffer adverse tax consequences regardless of whether we continue to qualify as a PFIC, including having gains realized on the sale of our ADSs treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. Holders, and having interest charges apply to certain distributions by us and gains from the sales of our ADSs.
The tax consequences that would apply if we are classified as a PFIC would be different from those described above if a U.S. Holder of our ADSs were able to make a valid qualified electing fund, or QEF, election, or, in some circumstances, a “mark-to-market” election. We currently expect to provide U.S. Holders of our ADSs with the information necessary to make a QEF election if we were treated as a PFIC for any taxable year, although there is no assurance that we will do so.

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
Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and have generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products. Further, cyberattacks include AI-driven attacks, bypassing multi-factor authentication, supply chain and critical infrastructure vulnerabilities, targeted ransomware campaigns, identity attacks, machine learning and generative AI usage, deepfake and synthetic media attacks, and increased focus on small and mid-market businesses.
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

In addition, the prevalent use of mobile devices that access confidential information increases the risk of lost or stolen devices and security incidents, which could lead to the loss of sensitive information. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
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
We may be subject to securities litigation, which is expensive and could divert management attention and adversely impact our business.
The market price of our ordinary shares has been and may continue to be volatile. Companies that have experienced volatility in the market price of their ordinary shares are often subject to securities class action litigation. For example, in July 2022, a securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us, our directors and certain of our current and former executive officers. After several proceedings, on February 29, 2024, the court ordered the case closed. However, any future securities litigation could result in substantial costs and diversion of management’s attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities. See Part I, Item 8.A “Consolidated Statements and Other Financial Information – Legal Proceedings” for more information.

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
B. Business Overview
We are a clinical-stage biotechnology company pioneering the design and development of DARPin therapeutics for medical challenges that other drug modalities cannot readily address. We have programs in various stages of preclinical and clinical development, currently with main focus on oncology. DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that have the potential to unlock new dimensions of multi-functionality and multi-target specificity in drug design. Our DARPin platform allows us to generate candidates with multiple mechanisms of action, or MoAs, - such as immune cell engagers and radiotherapy - to address complex biological problems. We believe the DARPins' flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability offer benefits to drug design over other currently available protein-based therapeutics.
Our DARPin candidates have been extensively tested in preclinical studies and clinical trials, including in more than 2,500 patients, and have been observed to be highly active and generally well-tolerated.
Leveraging our DARPin platform, we have designed product candidates with multiple MoAs that we believe have the potential to offer patients therapeutic options with higher efficacy and fewer adverse events as compared to the current standard of care. Among these multiple MoAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate immune cells, deliver cytotoxic payloads and radionuclides, neutralize viruses, adjust half-life as needed, and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.
We believe that our DARPin platform has the potential to yield novel product candidates with broad therapeutic applications given their ability to overcome many of the limitations of antibody and other conventional protein-based therapeutics. By harnessing DARPins’ intrinsic advantages and leveraging our two decades of experience and leadership with DARPins, we believe our DARPin platform can close the gap between small molecule and antibody medicines as a new therapeutic modality poised to offer clinical breakthroughs.
Our Pipeline
We believe our DARPin therapies have the potential to address defined medical problems that are not addressable by other drug classes. We currently remain focused on oncology through our robust pipeline of clinical and preclinical programs, with particular attention to MP0533 for the treatment of acute myeloid leukemia, or AML, the Radio-DARPin Therapy, or RDT, platform and pipeline, and the multispecific cKIT x CD16a x CD47 Switch-DARPin program and other next-generation immune cell engagers leveraging the Switch-DARPin platform.
Our pipeline chart as of March 2024 is illustrated below:

*The co-development agreement with Orano Med includes up to three potential oncology targets including DLL3.

While our DARPin candidates have distinct therapeutic features and particular targets, each DARPin therapeutic modality can be utilized across multiple programs. Our pipeline programs benefit from the learnings of earlier discoveries, such as:
•The use of fibroblast activation protein, or FAP, as a localized activator for MP0317, and previously MP0310;
•Multi-specificity and avidity-driven selectivity to boost tumor specificity for our candidate MP0533, a tetra-specific T cell engager for AML;
•"Stealth DARPins" whereby the DARPin backbone surface is engineering and which are used in our Radio-DARPin programs, allowing for reduced kidney accumulation; and
•Switch-DARPins, that combine two distinct target specificities on a single DARPin domain, resulting in targeted and conditional effector functions and safer systemic delivery, as seen in our cKIT x CD16a x CD47 multispecific program as next generation conditioning regiment for HSCT (hematopoietic stem cell transplantation, or HSCT).

We have strategic collaboration agreements with Novartis, Orano Med, and other third party collaborators.
Our Team
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, GSK, Genentech, J&J, Novartis, Roche and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche and Takeda (Millennium Pharmaceuticals, Shire).
As our name indicates, partnership and collaboration are at the core of our company, our research activities and our therapeutic designs. Molecular Partners embodies an international working environment comprised of over 165 individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. Stemming from our long-standing goal of improving the lives of patients with cancer, we are a group dedicated to moving the needle of medicine. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
Our Strategy
We are committed to leveraging our proprietary platform to design DARPin-unique solutions for challenges other therapies cannot readily address. DARPins have several intrinsic properties that differentiate them from other modalities. We combine these unique properties with insights from our deep clinical experience and understanding of underlying disease biology to create molecules that offer new solutions to patients with high medical need and that can be tested in preclinical models with translatable value. Key aspects of our strategy include the following:
a.Rapidly advance our tetra-specific T-cell engaging DARPin, MP0533, for the treatment of patients with AML and high-risk MDS. Presently in a Phase 1/2a clinical trial, we plan to establish the safety and tolerability profile of the program, and aim to identify a therapeutic dose level for additional clinical evaluation. Once a dose level is identified, we intend to quickly expand our clinical trials to evaluate which patients may derive the most benefit from MP0533.
b.Unlock novel biological solutions and expand therapeutic applications of clinically validated DARPin approaches. As the inventors of the DARPin class of drugs, we believe we are the world leaders in DARPin engineering and research. With this expertise, we have developed a strategy of unlocking various technical hurdles which may limit other discovery platforms, and then expanding our clinical product candidates based upon each technological solution. Examples of this include the tumor-localized activation of our oncology program MP0317, the avidity-driven mechanism of MP0533, the "Stealth DARPin" which we invented to reduce kidney accumulation of our radio-pharmaceutical programs, and the Switch-DARPin which enables a logic-gated, conditional activation of immunity.
c.Continue to optimize and expand our pipeline of Radio-DARPin Therapeutics (RDTs). Significant efforts have been put into demonstrating both reduced kidney accumulation, and increased tumor accumulation of our RDTs. These platform learnings will allow us to explore multiple tumor targets not readily addressable by other therapeutic platforms. This is intended to be demonstrated by our DLL3 program, as well as other targets which we plan to introduce in 2024 and the coming years.
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
i.This strategy has allowed us to pursue major therapeutic innovations for the DARPin platform, often in parallel, across our oncology and virology focus areas. To this end, we continue to support our partners across our portfolio as we advance our Radio DARPin-Therapy Platform, both independently and in collaboration with Novartis and Orano Med; and our research collaboration with the University of Bern for MP0533.
ii.We will also seek to collaborate with companies developing complementary technology to our platform when we see the strategic rationale to combine our industry-leading DARPin capabilities with other modalities. This is shown in our partnership with Orano Med. Both MP and Orano Med have agreed to co-develop multiple 212Pb-based Radio-DARPin Therapies using Orano Med's capabilities in Targeted Alpha Therapy as the cell killing isotope to attack solid tumors. The DLL3 program is the first target in the Orano Med collaboration.
Our DARPin Platform
Our DARPin platform was invented over twenty years ago by the co-founders of our company, who were then researchers at the University of Zurich. DARPin molecules were discovered as a result of our co-founders’ quest to find a versatile protein-based therapeutic class that was highly differentiated from antibodies. The ability to design multi-specific molecules, along with the ease of use and manufacturing, made the DARPin technology an ideal platform for us from which to develop treatments beyond traditional protein therapeutics. The foundational technology we use in our DARPin platform to generate our product candidates was initially licensed to us by the University of Zurich. Leveraging our DARPin platform, we have designed product candidates with MoAs that we believe have the potential to offer therapeutic options to patients with higher efficacy and fewer adverse events compared to the current standard of care. Among these multiple MoAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate, neutralize viruses, adjust half-life as needed and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.
For more than two decades, we have pioneered DARPins as a new class of therapeutics, evolving our capabilities and mastery of DARPin design with an increasing focus on novel platforms and MoAs that are highly differentiated from other drug classes. The intrinsic advantages of DARPins include:

•Derivation from natural binding proteins:
•DARPins are based on natural protein binders that mediate protein interactions in most living cells: ankyrin repeat domains. Evolved by nature and engineered by us, we believe ankyrin repeat domains are the ideal foundation for an efficient, versatile and innovative approach to biologic drug design. An individual DARPin is a radically simple unit consisting of a robust backbone, or scaffold, supporting a binding surface that is shaped to bind its target with exquisite precision and strength. Unlike larger, more complex binding proteins, the basic repeating unit can be engineered against a vast array of different targets with very low risk of off-target effects or interactions outside the binding surface.

•High affinity and specificity:
◦DARPin’s intrinsic potential for high affinity and high specificity mean DARPin candidates can tightly bind to their targets. This binding strength is matched by the specificity of DARPins to bind only to the intended target, limiting the potential of off-target effects.
• Small size:
◦Even when linked together, multispecific DARPins are smaller than large proteins such as antibodies, which allows a potentially greater tissue penetration. Additionally, every dose given to a patient contains more molecules per gram than larger molecules like antibodies.
•Multispecificity:
◦DARPins can be used in a radically simple format with single-target specificity or can be easily be linked together to enable multispecific drug candidates. DARPin candidates comprised of up to six DARPins and five target specificities have been tested in the clinic without impacting affinity, potency, stability, or production yields compared to the single DARPin units.
•“Either-or” specificity:
◦The repeat structure of DARPins allows to fuse two different DARPins with different target specificities into one DARPin domain thereby enabling mutually exclusive, “Either-Or” binding properties for either of the targets. We believe this opens the possibility of creating “smart drugs” that are conditionally activated only where activity is desired.
•High stability:
◦The very high stability intrinsic to DARPins allows novel engineering approaches, such as those applied to the DARPin backbone surface enabling the Stealth-DARPin design developed for RDT, without impact on the structure and binding characteristics of the engineered DARPins.

We believe that our DARPin platform has the potential to yield novel product candidates with broad therapeutic application given their ability to overcome many of the limitations of antibody and other conventional protein-based therapeutics.

Benefits and Advantages of our DARPin Platform over Traditional Approaches

We believe the benefits of our DARPin platform include:
•Ability of DARPin product candidates to target multiple escape pathways in parallel
When cancer cells or a virus are targeted by conventional therapies, they often develop resistance by loss of target, mutational escape or activating multiple escape pathways at once. To create effective products, we believe that we must understand the dynamics of these escape pathways and then target their key components in parallel. We believe our DARPin product candidates are ideally suited for this approach because of their ability to bind to multiple targets and inhibit multiple escape pathways at once. Our approach allows us to efficiently test product candidates to determine the affinity and target binding of our DARPin proteins in the relevant setting. The most effective combination of DARPin proteins is assembled into one DARPin product candidate for further product development. These DARPin product candidates can demonstrate cooperative binding, leading to high potency and preventing escape.
•Capacity to find and address new biology on known targets
Using our DARPin approach, we are able to select DARPin proteins that bind to known targets in novel ways, thereby unlocking additional therapeutic solutions. For example, we can achieve conditional activation where the molecule will activate only in the presence of a particular tumor-associated antigen, or TAA. One of our product candidates, MP0533 utilizes the power of multi-specific targeting to potentially enhance efficacy and minimize tumor resistance through simultaneously targeting three known antigens associated with AML, which, to our knowledge, had not previously been addressed in one molecule. In addition, the RDT platform highlights the potential to use DARPins specifically tailored for use with radio-isotopes, can potentially expand the universe of targets for the treatment of cancer with radiotherapy.
•Flexible architecture to engage and locally activate immune cells
Immune-mediated therapies rely on the activation of a patient’s immune response to fight tumors. In some cases, blocking negative checkpoint signals can produce a deep and durable effect in stopping the growth of, and regressing, tumors. We believe that our DARPin platform is well suited for the combined approaches of blocking negative checkpoint signals and engaging and activating immune cells. We have unlocked approaches that utilize DARPins to direct tumor-localized activation of immune cells, resulting in the selective activation of immune cells within a tumor, which may potentially avoid systemic adverse events. Previously, we have designed two of our DARPin product candidates, MP0310 and MP0317, to cluster, thereby locally activating immune cells more effectively. MP0310 is a tumor-restricted 4-1BB immune-cell activator for the potential treatment of FAP-positive cancers, and MP0317 activates CD40, also in an FAP-dependent manner. Our current Phase 1 program for the treatment of AML and MDS, MP0533, has shown initial clinical activity with our first T-cell engaging CD3 DARPin. Since demonstrating this initial activity, the use of CD3 DARPins in future programs could prove highly useful in treating cancers. Additionally, our Switch-DARPin platform uses a dual-binding logic-gated DARPin (i.e. the Switch) to provide an "on/off" function to the multispecific DARPin candidate. The Switch function is modulated according to the presence of defined targets as well as their relative proximity and affinity to the Switch, thereby allowing conditional activation of targets. The goal of the Switch-DARPin platform is the activation of a highly specific targeted immune response.
•High stability and microbial manufacturing to enable high yields at scale
All or our DARPin product candidates are constructed to benefit from high-yield microbial manufacturing. Unlike manufacturing using mammalian cell lines, productions of DARPin molecules via microbial manufacturing allow for several key competitive advantages, including the ability to manufacture clinical batches every seven to ten days, versus a thirty-day mammalian campaign. This advantage is critical to allow drug supply on a global scale. Additional benefits include high production yield of raw drug substance, 12-15g/L for example, as well as high thermal stability, with certain programs demonstrating shelf stability at 4 degrees centigrade for several years.
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
DARPins are small, with a molecular weight of approximately 14–18 kilodaltons, or approximately the tenth of the size of a monoclonal antibody. We believe this smaller size enables increased tissue penetration and a higher potency at lower doses. The natural biophysical properties of DARPins, including high affinity due to the rigidity of the scaffold and high solubility of the base structure, enable more distinct specificity for a particular target, or a specific site on a particular target, such as an epitope. These benefits have the potential to increase activity and efficacy of our product candidates for their targets.
How We Use DARPins
We can select DARPins to bind to a given target and form the basis of a product candidate, or we can genetically assemble DARPins into DARPin product candidates using different linkers. This allows us to screen our libraries that contain over one trillion DARPins to select those with the optimal properties. We believe this process is more difficult with multi-specific antibodies or other complex proteins. Further, we can add additional elements either to increase the half-life of our product candidates to match the therapeutic need or to add functionality. While antibodies generally have a long systemic half-life, most repeat proteins have a short half-life. The half-life of a single DARPin is usually a few hours when injected into the blood stream. To increase the half-life of DARPin product candidates, we have created multiple proprietary, patent protected, specific DARPins that bind to human serum albumin, or HSA. HSA is the most abundant protein in human blood and has a half-life of approximately three weeks. When administered intravenously, the HSA-DARPin binds to its target to extend its half-life to the same period as HSA. This approach allows us to tailor the half-life of our individual product candidates.
Our accumulated preclinical and clinical experience of developing and testing DARPin candidates has allowed us to establish an intellectual property portfolio that, as of December 31, 2023, included over 200 granted patents and over 200 additional pending U.S. and foreign patent applications across more than 30 patent families, covering both core and derivative aspects of our DARPin platform.
Our Oncology Programs
Cancer Background and Treatment
The rapid development of immune-mediated therapies for multiple types of cancer has transformed the oncology treatment landscape and improved the long-term outlook for many cancer patients. Rather than targeting treatments directly at the tumor, these therapies generally engage the immune system to promote its recognition and eradication of tumor cells. Key features of immune-mediated therapy include specificity, breadth of response, and memory. These features can contribute to complete tumor regressions, often providing more durable clinical outcomes and improved quality of life relative to other therapies. However, despite the early success observed with immune mediated therapies, it has become clear that these treatments can currently help only a minority of patients and are more effective in some tumor types than others. This limit arises from various factors, including differential target expression patterns by cancer cells (and expression thereof on healthy cells), variable immune responses to the treatment, and cancer immune-escape via mutagenesis and proliferation of non-targeted cellular populations and an immune-suppressive tumor microenvironment.

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
Tumor-Localized Immune Activation: MP0317 and MP0533 Product Candidates
We are currently developing and assessing two oncology product candidates which activate immune cells at the tumor site:
•MP0533, which targets CD3, CD70, CD123 and CD33 for the treatment of AML and MDS;
•MP0317, which allows for tumor-restricted immune-cell CD40 activation for the treatment of FAP positive cancers;

Development of our MP0317 and MP0533 product candidates has leveraged the learnings from our first-generation product candidates in our oncology program, MP0250, MP0274 and MP0310. Those candidates have shown efficacy and tolerability in preclinical studies and clinical trials in patient populations who were resistant and /or refractory to previous standard of care treatments.
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
MP0533: DARPin Product Candidate Targeting CD3, CD70, CD123 and CD33 for the Treatment of AML (r/r AML and AML/MDS)
MP0533 is our novel tetra-specific T cell-engaging DARPin, which simultaneously targets the antigens CD33, CD123 and CD70 on AML cells as well as the immune activator CD3 on T cells.

The unmet medical need in AML remains high. Despite the achievement of remission for a majority of patients, up to 70% of adults and 30% of children will not survive beyond five years after initial clinical response due to relapsing disease. Further, the treatment of relapsed/refractory AML, or r/r AML, is therapeutically challenging due to high relapse rates with current standard of care treatments and the aggressive nature of the disease. Currently, a variety of highly potent mono-targeting TCE (T cell engager) and CAR-T therapies have entered clinical development, but those therapies are often accompanied by dose limiting toxicities, such as cytokine release syndrome, or CRS, and myelotoxicities, preventing dose escalation to induce robust anti-tumor efficacy. More selective therapies addressing the growing number of subclasses and rationally designed target combinations are needed to allow for extended dose escalation with a more acceptable safety profile and to achieve more durable responses.
In AML, leukemic stem cells, or LSCs, produce all the leukemic cells in the patient and therefore a lasting cure for this disease is dependent on eradication of these cells. However, LSCs are relatively resistant to standard therapies. For example, these cells are less sensitive to killing by daunorubicin and cytarabine, two commonly used chemotherapeutic agents. This is partially due to increased expression by LSCs of multidrug resistance genes, and also to their quiescent state, which reduces the effects of cytotoxic agents that target rapidly replicating cells. It is therefore essential to target LSCs, in addition to AML blasts, to achieve durable disease control.
Some cancer antigens are also present on many healthy cells, but at a lower density, and as such it is difficult to select any single target to sufficiently differentiate between cancer cells and healthy tissue. To overcome this limitation and increase specificity, we leveraged our unique DARPin platform to generate a multi-specific T-cell engager (TCE) DARPin molecule, targeting CD33, CD70 and CD123, by a fine-tuned and tailored avidity-driven affinity to these TAAs, in conjunction with our CD3-binding DARPin molecule.
In avidity-driven selectivity, the presence of two or more binding targets on the cell, and the molecular interaction with these targets increases the effective concentration of the binder and the resulting binding strength. This dependency of binding strength on the presence of more than one cancer antigen conveys a far superior selectivity to these multi-specific binders. This approach is a concept that is well known in the scientific community but has so far been limited by the availability of an optimal therapeutic platform to address the associated technical challenges. In order to find the right target combination, the optimal affinity to increase tumor specificity via avidity, as well as the best molecular architecture, we took advantage of our unique modular DARPin platform and screened thousands of combinations of multi-specific DARPin molecules, binding simultaneously to the three different TAAs — CD33, CD70 and CD123. We combined our three TAA-binding DARPins with our CD3-binding T-cell engaging DARPin into our candidate, MP0533.
Our approach allows for the design of multi-specific TCEs which are designed to simultaneously target CD33, CD70 and CD123, three well-known AML antigens that are co-expressed on approximately 50% of AML cells and of which at least two are expressed on approximately 70% of AML cells. Healthy cells generally express only one or none of these TAAs. To further optimize our molecules, we have devised a concentration dependent MoA utilizing moderate affinity binders rather than high affinity ones. When such a DARPin encounters a cell expressing only one antigen, we believe there should only be a transient interaction and the DARPin should quickly disengage the target with limited cytotoxic effect. However, when there are two or three targets, the mechanism of avidity driven selectivity is activated.
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

In an oral presentation at the 64th American Society of Hematology (ASH) Annual Meeting in December 2022, we presented preclinical results showing MP0533 can induce preferential killing of cells expressing two or three tumor-associated antigens, or TAAs, compared to cells expressing a single TAA.
In January 2023, the first patient was dosed in our Phase 1/2a clinical trial of MP0533 for patients with r/r AML and AML/MDS. In December 2023, we presented positive initial data from the first four dosing cohorts at the 65th American Society of Hematology (ASH Annual Meeting and Exposition. The results from the first 11 patients treated with MP0533 indicated an acceptable safety profile as of the data cut-off across all four dosing regimens, or DRs, with no dose-limiting toxicities observed. The most frequently reported MP0533-related adverse events were infusion-related reactions and CRS (all Grade 1-2). Two responders were observed at the time of presentation, including a patient achieving complete response (CR) in DR 4 and another patient with morphological leukemia-free state (MLFS) in DR 3. These responses are particularly notable for having occurred at dose levels below those predicted as therapeutically active.
The Phase 1/2a clinical trial is currently on track with dosing in DR 6 currently ongoing. We expect to present data from further cohorts receiving MP0533 in the first half of 2024. Based upon current safety and tolerability data from the ongoing trial as well as discussions with treating investigators and key opinion leaders, we intend to file a protocol amendment to expand enrollment to additional higher dose cohorts of MP0533 beyond the initially planned highest cohort (DR 7). The goal of the additional higher doses will be to explore the full potential efficacy of MP0533. We expect to enroll patients in the added higher cohorts in the second half of 2024.

MP0317: DARPin Product Candidate Targeting FAP x CD40
•Designed to activate CD40 only in FAP-high tumor tissue.
•Localized activation by FAP targeting underpins the therapeutic benefits while expanding the range of immune cell activation.
•Designed to reinforce the effect of other immune stimulating therapies.
•Positive interim Phase 1 clinical trial data presented at ASCO in the second quarter of 2023.
•Additional positive dose-escalation data from the Phase 1 clinical trial in patients with advanced solid tumors presented at the Society for Immunotherapy of Cancer, or SITC, in the fourth quarter of 2023.

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
In November 2023, we presented additional positive dose-escalation data from the Phase 1 clinical trial of MP0317 in patients with advanced solid tumors at the 38th Annual Meeting of SITC. These data from 46 patients supported our earlier reported findings at the 2023 ASCO Annual Meeting of MP0317-induced CD40 activation and related remodeling of the tumor microenvironment. At the time of the presentation, MP0317, as a monotherapy, continued to display a favorable safety profile across all dosing cohorts up to the highest planned dose (0.03-10 mg/kg in every 3-weeks or weekly schedules).
Enrollment in the Phase 1 clinical trial of MP0317 has concluded. We expect to report the full dataset from the Phase 1 dose-escalation trial in the first half of 2024.

Our Radio DARPin Therapy (RDT) Platform

Radiation therapy, particularly external beam radiation, is a frequently used approach to treating cancer. Due to its limited selectivity, this treatment can only be considered for localized or oligometastatic disease: radiation therapy often affects healthy tissues resulting in harmful side effects, which limits the amount of radioactivity that can be given to a patient. As a consequence, hard-to-reach tumor lesions or micrometastases are left untreated resulting in progression or relapse of the disease. Targeted radiotherapies delivering radioisotope selectively to the tumor while sparing healthy tissues have continue to make significant progress with positive clinical results. A key limiting factor in expanding this treatment modality to a broad range of relevant cancer types is the lack of vectors matching targeted radiotherapy requirements and spanning a broad tumor target space.

Our Radio-DARPin Therapy (RDT) platform represents a unique targeting approach for highly effective and selective delivery of radioactive payloads to a broad range of tumors while sparing healthy tissues. The unique nature of DARPins as an engineered protein drug class may allow us to overcome the limitations of other radioligand therapies. DARPins have great intrinsic properties as vector – such as small size, high affinity and specificity – to enable robust, tumor-specific delivery of therapeutic radionuclides.

We have built on these innate advantages by making further engineering advancements across our RDT portfolio. We have designed our candidates to minimize kidney retention, one of the key challenges of the broader radiotherapy class, through our use of Stealth-DARPins— DARPins whose backbone is surface engineered to be excreted by kidneys in urine instead of being re-absorbed. These results were presented at several conferences in 2023 including AACR and at SNMMI. Building on these results, we established a half-life engineering (HLE) toolbox which led to increased tumor uptake across multiple tumor targets, which we presented at EANM 2023 and at the J.P. Morgan Healthcare Conference in January 2024.

Taken together, our half-life engineering (HLE) toolbox combined with Stealth-DARPin technology has enabled us to reach improved tumor uptake and reduced kidney reabsorption, which supports expansion of the RDT pipeline and the development of a first generation of RDT pipeline candidates, including for Delta-like ligand 3 (DLL3). We presented relevant data on our DLL3 RDT program in January 2024.

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
The collaboration combines our industry-leading ability to rapidly generate high-affinity DARPins and the radioligand therapies, or RLT, capabilities and expertise of Novartis. Under the terms of the agreement, we will collaborate with Novartis to discover DARPin-based radiotherapeutic candidates that target specific tumor associated antigens.
Novartis is responsible for all clinical development and commercialization activities. Under the terms of the agreement, we received a $20 million upfront payment from Novartis in January 2022, and are entitled to total potential development, regulatory and commercialization milestone payments of up to

$560 million based on future achievements, and up to low double-digit percent of royalties to the extent that sales occur.
Furthermore, in January 2024, we entered a strategic collaboration with Orano Med to co-develop 212Pb-based RDTs for patients with solid tumors. The deal combines the power of DARPins, as a highly differentiated modality for tumor-targeted delivery of radioisotopes, with Orano Med’s leading capabilities in Targeted Alpha Therapy and supply to further advance our RDT platform and expand our RDT portfolio. 212-Pb has ideal properties for radiotherapeutic applications: a very clean decay chain, which releases one high-energy alpha particle, and relatively short decay half-life of 10.6 h, which ensures that the majority of the radioactivity is deposited at the tumor site resulting in efficient cancer cell killing. The short half-life is also beneficial for waste management.

The tumor-associated protein Delta-like ligand 3 (DLL3) was selected as the target of our lead RDT program to be advanced into IND-enabling studies in the first half of 2024. Expression of DLL3 is low in healthy tissues but significantly increased in certain tumor types, providing an opportunity for selective targeting through the high affinity and specificity offered by DARPins.

The initiation of clinical studies and first-in-human data are expected in 2025 through our co-development agreement with Orano Med. We also expect to nominate additional targets and RDT candidates in 2024.

Switch-DARPin Platform

Our Switch-DARPin platform represents a further evolution of our capabilities to deliver multispecific candidates to address different disease needs. It uses a dual-binding logic-gated DARPin (the Switch) to provides an "on/off" function to the multispecific DARPin candidate. The Switch’s function is modulated according to the presence of defined antigens as well as their relative proximity and affinity to the Switch. The goal of the Switch-DARPin platform is the activation of a targeted immune response.
In 2023, we debuted our Switch-DARPin platform and presented data supporting its mechanism of action at PEGS 2023. In January 2024, we introduced the first multi-specific program from the platform targeting the proteins cKIT, CD16a and CD47.
The multispecific cKIT x CD16a x CD47 Switch-DARPin program is designed to induce exhaustive killing of stem cells that express cKIT to optimize the outcomes of current high- or reduced-intensity conditioning and HSCT for AML patients. The program thereby strives to further increase long-term disease control post HSCT for AML patients eligible for high-intensity induction therapy, including those with a poor cytogenetic risk profile. It may also provide an alternative approach with a better safety profile for patients currently not eligible for standard high-intensity conditioning. The intent is to extend the access to potentially curative HSCT for more patients with AML and beyond, including the potential to treat patients with severe autoimmune disease and those receiving certain cell-based therapies.
The target-by-target rationale for this program’s design is:
•cKIT is critical for stem cell maintenance and renewal and thus expressed on both hematopoietic and leukemic stem cells.
•The CD16a DARPin engages NK cells and macrophages to selectively kill cKIT-positive cells.
•The Switch-DARPin conditionally blocks the CD47 “don’t eat me” signal in the presence of cKIT, leveraging the power of CD47 inhibition without its associated toxicity to healthy cells.
We expect to present initial preclinical data from the first Switch-DARPin program in the first half of 2024 and to run preclinical proof-of-concept studies in the second half of 2024, which should provide strong translational efficacy data.

Other Programs
Our continued expansion of our capabilities and those of our DARPin candidates is due in part to our deep clinical experience with DARPin programs, across development stages through to the registrational phase. Our work today is informed by the past development of abicipar, a product candidate for the treatment of neovascular age-related macular degeneration and Diabetic Macular Edema; ensovibep, our trispecific candidate for COVID-19; and MP0310, which we designed to target both localizing target fibroblast activation protein (FAP) on tumor cells and 4-1BB, an immune modulatory protein on T cells. All programs showed activity and an acceptable safety profile in the clinic. These programs are no longer in active development.
In January 2024, Novartis returned the rights to the ensovibep program, previously under investigation for the treatment of COVID-19, to Molecular Partners. Clinical work on the ensovibep program ended in 2022 and the program remains terminated.

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

We maintain three categories of patent protection for, respectively, our DARPin platform, key single-binding domain DARPin proteins binding to specific targets and our DARPin product candidates. The first category of protection covers our DARPin platform:
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
•One example of a patent family that we own in this category is based on international patent application WO 2012/069655, relating to DARPin binding proteins comprising certain improved N-terminal capping modules. As of December 31, 2023, we owned three issued U.S. patents, nine issued foreign patents (i.e. patents granted in jurisdictions other than the U.S.) and one pending foreign patent application in this family. Any issued patents in this family are expected to expire in 2031. The disclosed improvement of the DARPin platform is included, for example, in our DARPin product candidates MP0310, MP0317 and MP0533.
•Another example of a patent family that we own in this category is based on international patent application WO 2023/110983, relating to DARPin domains which have binding specificity for two different targets, wherein binding of such a DARPin domain to its two targets is mutually exclusive. Such novel DARPin domains (also called “Switch DARPins”) may be used as molecular switches, such as, e.g., switches to control activation or deactivation of a therapeutic molecule. As of December 31, 2023, we owned one pending PCT international patent application in this family. Any patents that may issue in this family are expected to expire in 2042. The disclosed Switch DARPin platform is applied, for example, in our multispecific cKIT x CD16a x CD47 Switch DARPin program.

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
A second category of protection covers our key single-binding domain DARPin proteins binding to specific targets. These single domain DARPin binding proteins can be used in multiple DARPin product candidates. Our patent applications and corresponding patents directed to key single domain DARPin binding proteins currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2010/060748, relating to single domain DARPin binding proteins with specificity for vascular endothelial growth factor A, or VEGF-A. As of December 31, 2023, we owned one issued U.S. patent and 31 issued foreign patents in this family. Any issued patents in this family are expected to expire in 2029, with the exception of one U.S. patent that received patent term adjustment and is expected to expire in 2031. VEGF-specific DARPin binding proteins are used, for example, in our DARPin product candidate abicipar.
•Another example of a patent family in this category is based on international patent application WO 2012/069654, relating to single domain DARPin binding proteins with specificity for human serum albumin, or HSA. As of December 31, 2023, we owned two issued U.S. patents, 22 issued foreign patents and three pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031. HSA-specific DARPin binding proteins are used, for example, in our DARPin product candidates MP0310, MP0317 and MP0533.
•Another example of a patent family in this category is based on international patent application WO 2020/245173, relating to single domain DARPin binding proteins with specificity for fibroblast activation protein, or FAP. As of December 31, 2023, we owned one pending U.S. patent application and thirteen pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. FAP-specific DARPin binding proteins are used in our DARPin product candidates MP0310 and MP0317.
•Another example of a patent family in this category is based on international patent application WO 2020/245175, relating to single domain DARPin binding proteins with specificity for 4-1BB. As of December 31, 2023, we owned one pending U.S. patent application and six pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. 4-1BB-specific DARPin binding proteins are used in our DARPin product candidate MP0310.
•Another example of a patent family in this category is based on international patent application WO 2020/245171, relating to improved single domain DARPin binding proteins with specificity for HSA. As of December 31, 2023, we owned one pending U.S. patent application and 13 pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. Disclosed HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0310, MP0317 and MP0533.
•Another example of a patent family in this category is based on international patent application WO 2021/229076, relating to single domain DARPin binding proteins with specificity for CD40. As of December 31, 2023, we owned one pending U.S. patent application and five pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2041. CD40-specific DARPin binding proteins are used in our DARPin product candidate MP0317.

•Another example of a patent family in this category is based on international patent application WO 2022/129428, relating to single domain DARPin binding proteins with specificity for CD3. As of December 31, 2023, we owned one pending U.S. patent application and thirteen pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2041. CD3-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2022/190010, relating to single domain DARPin binding proteins with specificity for CD33. As of December 31, 2023, we owned one pending U.S. patent application and five pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2042. CD33-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

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

formulation, manufacturing process or dosing schedule). Our patent applications and corresponding patents related to our DARPin product candidates currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2011/135067, relating to abicipar. As of December 31, 2023, we owned four issued U.S. patents, one pending U.S. patent application, 64 issued foreign patents and two pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031, not considering any patent term extensions that may be available in various jurisdictions if abicipar obtains regulatory approval there.
•Another example of a patent family in this category is based on international patent application WO 2020/245746, relating to MP0310. As of December 31, 2023, we owned one pending U.S. patent application and 22 pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2040, not considering any patent term extensions that may be available in various jurisdictions if MP0310 obtains regulatory approval there.
•Another example of a patent family in this category is based on international patent application WO 2021/229067, relating to MP0317. As of December 31, 2023, we owned two pending U.S. patent applications and 20 pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2041, not considering any patent term extensions that may be available in various jurisdictions if MP0317 obtains regulatory approval there.

•Another example of a patent family in this category is based on international patent application WO 2022/190016, relating to MP0533. As of December 31, 2023, we owned one issued U.S. patent, one pending U.S. patent application and 17 pending foreign patent applications in this family. Any issued patents in this patent family are expected to expire in 2042, not considering any patent term extensions that may be available in various jurisdictions if MP0533 obtains regulatory approval there.

•Other patent applications falling in this category have been filed.
The actual protection afforded by a patent may vary on a product-by-product basis and from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The term of an individual patent depends upon the legal term for patents in the countries in which they are granted. In most jurisdictions, including the United States and countries that are members of the European Patent Convention, the patent term is generally 20 years from the earliest effective filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over a co-owned patent or patent application having an earlier expiration date or over a non-commonly owned patent or patent application having an earlier expiration date that was filed as a result of activities undertaken within the scope of a joint research agreement. In addition, patent term provisions are available in the United States, the member states of the European Union and certain other jurisdictions to extend the term of a patent that covers an approved drug to recapture a portion of the term effectively lost as a result of the regulatory review period. However, in the United States, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method of manufacturing it may be extended. In the future, if and when our product candidates, including abicipar, MP0310, MP0317 and MP0533, receive approval by the FDA, EMA or any other relevant jurisdiction’s regulatory authorities, we expect, where possible, to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each product candidate and other factors. The expiration dates referred to above are without regard to potential patent term extensions that may be available to us and without regard to potential patent term adjustments or terminal disclaimers that may become applicable.
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
License and Collaboration Agreements
Research and Development Collaboration and Option Agreement with Orano Med in the area of Radio-DARPin Therapies, or the Orano Med Agreement
On January 5, 2024, we announced we entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio-DARPin Therapies (RDT). Under the terms of the co-development agreement, our previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with us having announced our first collaboration with Novartis in December 2021.
Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by us and Orano Med as a RDT target.
We maintain the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies have committed to sharing the cost of preclinical and clinical development, including for supply of their respective materials.
License and Collaboration Agreement with Novartis in the Area of DARPin Conjugated Radioligand Therapies
On December 14, 2021, we entered into a license and collaboration agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology, or the Novartis Radioligand Agreement. Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. We are primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. We are eligible to invoice Novartis for our employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. In January 2022, Novartis paid us an upfront fee of $20 million (CHF 18.6 million). Additionally, we are eligible to receive milestone payments of up to $560 million, relating to development, regulatory and commercialization activities plus tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of royalties on net sales of products commercialized by Novartis.
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
On January 2023 Novartis informed us that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep.
On January 5 2024, the License Agreement for ensovibep has been terminated and Novartis has returned the rights to the ensovibep program to us. Clinical work on the ensovibep program ended in 2022 and the program remains terminated.
Reservation agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit
On August 11, 2020, we announced the reservation by the Federal Office of Public Health, or FOPH, of a defined number of initial doses of our anti-COVID-19 candidate, MP0420. Under the terms of the agreement, we received a reservation fee of CHF 7.0 million. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, we recognized the CHF 7.0 million as revenue in 2022.
License and Collaboration Agreement with Amgen
In December 2018, we entered into a license and collaboration agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506, or the Amgen Collaboration Agreement. Under the agreement we received a non-refundable upfront payment of USD 50 million.
On April 26, 2022 we announced that Amgen, had informed us of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, we recognized the remaining balance of the Amgen contract liability of CHF 9.7 million as revenue in 2022.
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
The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for

Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

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
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2032 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning on January 1, 2024.
Further, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

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
Competition
We compete in a highly innovative industry characterized by a rapidly growing understanding of disease biology, evolving technologies and strong intellectual property barriers to entry. While we believe that our DARPin platform and product candidates, strategic collaborations and scientific expertise may provide us with competitive advantages, our business may be impacted competitively from many different sources. We compete with a wide range of pharmaceutical companies, biotechnology companies, academic institutions and other research organizations for novel therapeutic biological targets, new technologies for optimizing antibodies, new scaffolds such as antibody fragments and other small protein-based therapeutics, talent, financial resources, intellectual property rights and collaboration opportunities. Many of our competitors have substantially greater scientific, research and product development capabilities, and greater financial, manufacturing, marketing and sales, and human resources than we do. In addition, there is intense competition for securing clinical trial sites as well as recruiting and registering patients for clinical trials. Many specialized biotechnology companies have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competing with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. Any product candidates that we successfully develop and commercialize from our platforms may compete with existing products and new products that may become available in the future.Finally, we also face competition on the DARPin technology, with other companies filing intellectual property on DARPins and striking collaborations with partners to develop DARPin therapeutics; however only we have gathered 20 years of experience with DARPin therapeutics in clinical development.

Competition in the oncology space is intense: common methods of treatment for cancer patients with cancer include surgery, radiation and drug therapy, and approved drugs and methods are widely accepted by physicians, patients and third-party payors. Yet, and in spite of recent progress, and intense competition, unmet medical needs remain high in oncology and call for new treatment options for patients. Competition is especially fierce in hematologic cancers, where several novel approaches including immune engagers, antibody-drug conjugates and cell therapies are becoming part of clinical practice, with next generation molecules and novel targeted approaches under development. AML is a particularly aggressive hematologic cancer and despite recent advancements in the field, most patients relapse after initial treatment. Less than a third of patients are still alive after five years, likely due to the inability of current approaches to effectively eliminate all AML cells (blasts and leukemic stem cells). MP0533, if approved, will enter a competitive market populated by other biologics and small molecules. However, we believe that MP0533 by virtue of its unique multi-targeting molecular design, has the potential to become a more effective and tolerable treatment option for AML and MDS patients, where significant unmet need remains.

Our multispecific cKIT x CD16a x CD47 Switch-DARPin is designed as a next-generation conditioning regimen for hematopoietic stem cell transplantation (HSCT) in AML and beyond. HSCT is an effective treatment against hematological conditions, and it is often performed after administration of intensive chemotherapy regimens and immunosuppressants to maximize its efficacy. However, many older and frailer patients are often ineligible for such conditioning regimens, and instead undergo more tolerable treatments that are associated with relatively shorter durability and poorer outcomes. Additionally, novel therapies recently approved for non-malignant hematologic conditions such as sickle cell disease also require a conditioning step. Many patients affected by such non-lethal conditions need a safer option to avoid treatment-related toxicities and other complications such as infertility. The field of HSCT conditioning continues to see multiple treatment modalities and new approaches emerging from different competitors that our Switch-DARPin program will likely face. By acting only on hematopoietic stem cells, our Switch-DARPin candidate has the potential to offer a more tolerable, highly effective option to prepare patients with malignant and non-malignant hematologic conditions for HSCT and maximize their chances to increase long-term disease control or even be cured in some cases.

Radioligand therapy (RLT) is a rapidly emerging field in oncology, with over 100 companies developing therapeutic candidates across indications. In addition to a few already approved drugs, several alpha and beta emitting isotopes are being tested, as well as a variety of vectors, including monoclonal antibodies, small molecules and other low molecular weight protein-based scaffolds. Our DARPin radioconjugates, beginning with our frontrunner DLL3 program, will face competition from several other RLT developers. However, we believe DARPin features make them especially well suited as vectors due to their tunability and manufacturing properties.

If approved for solid tumors, MP0317 would compete with agents that are currently in development such as monoclonal antibodies, or mAbs, including bispecifics and fusion proteins, and small molecule approaches.

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

Manufacturing
We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our DARPin product candidates. We utilize third-party contract manufacturers for the manufacture of drug substances and product candidates for human use. Since we rely on third-party contract manufacturers to produce our proprietary product candidates, we have recruited personnel with experience to manage the third-party contract manufacturers that will produce our proprietary product candidates in clinical or commercial quantities.
We design and develop the manufacturing process for the mono-DARPin proteins and multi-DARPin product candidates that are included in our DARPin product candidates, whether or not they are partnered. For purposes of our and our partner’s DARPin preclinical studies, we supply high quality gram scale DARPin material that we produce in our own facilities. We have fermenter volumes up to ten liters, which provides us with sufficient capacity to produce the quantities needed for DARPin preclinical studies.

Employees
As of December 31, 2023, we had 167.5 full-time equivalent employees (December 31, 2022: 175.3 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full-time equivalent employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Three of our employees are based in the United States of America (two as of December 31, 2022)

Full-time equivalent employees	At December 31,	At December 31,
	2023	2022
Function
Research and development	138.5	142.7
Selling, general and administrative	29.0	32.6
Total	167.5	175.3
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
Item 5. Operating and Financial Review and Prospects.
Overview
We are a clinical-stage biotechnology company pioneering the design and development of DARPin therapeutics for medical challenges that other drug modalities cannot readily address. We have programs in various stages of preclinical and clinical development, currently with main focus on oncology. DARPin therapeutics are a new class of custom-built protein drug candidates based on natural binding proteins that have the potential to unlock new dimensions of multi-functionality and multi-target specificity in drug design. Our DARPin candidates have been extensively tested in preclinical studies and clinical trials, including in more than 2,500 patients, and have been observed to be highly active and generally well-tolerated. By harnessing DARPins’ intrinsic advantages and leveraging our two decades of experience and leadership with DARPins, we believe our DARPin platform can close the gap between small molecule and antibody medicines as a new therapeutic modality poised to offer clinical breakthroughs.

We were founded in 2004 by the inventors of DARPins. Our senior management, which includes two of our group’s co-founders, has significant prior experience in oncology, research, drug development and finance. Members of our leadership team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, Genentech, GSK, J&J, Novartis, Roche, and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche and Takeda (Millennium Pharmaceuticals, Shire). We have collaboration agreements with Novartis and Orano Med, as well as other third party collaborators.
Our operations to date have focused upon organizing and staffing our company, business planning, raising capital, developing our DARPin platform and conducting research, preclinical studies and clinical trials with DARPin therapeutics. We do not have any products approved for sale.
For the year ended December 31, 2023, we incurred a negative net result, attributable to shareholders of CHF 62.0 million; for the year ended December 31, 2022, we incurred a positive net result, attributable to shareholders of CHF 117.9 million; and for the year ended December 31, 2021, we incurred a negative net result of CHF 63.8 million. As of December 31, 2023, we had cumulative losses of CHF 191.8 million.
From inception through December 31, 2023, we have received a total of CHF 446.2 million in funding from our major partnership agreements and we have obtained a total of CHF 322.5 million in eight equity financing rounds, net of cost of capital increases. Since November 2014, we have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN.” Since June 16, 2021, we have also been listed on the Nasdaq Global Select Market, under the symbol “MOLN.” As of December 31, 2023, we had cash and cash equivalents plus short-term time deposits of CHF 186.9 million.
Macroeconomic Considerations
Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including a health pandemic, rising inflation, the U.S. Federal Reserve and other financial regulatory agencies raising interest rates, the Russia-Ukraine war and the Israel-Hamas war, have led to economic uncertainty globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled “Risk Factors.”
Licensing and Collaboration Agreements
Research and Development Collaboration and Option Agreement with Orano Med in the area of Radio DARPin Therapies, or the Orano Med Agreement
On January 5, 2024 we announced we entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement,

our previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with us having announced our first collaboration with Novartis in December 2021. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target.
We maintain the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies have committed to sharing the cost of preclinical and clinical development, including for supply of their respective materials.
License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement
On December 14, 2021, we entered into the Novartis Radioligand Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology.
In January 2022, we received a non-refundable upfront payment of $20 million (CHF 18.6 million) from Novartis. In addition, we are eligible to receive milestone payments of up to $560 million relating to development, regulatory and commercialization activities plus tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of net sales of licensed products for a specified period beginning with the first commercial sale of a licensed product in a given country of sale and expiring on the latest of (a) the expiration of the last valid claim covering such product, (b) ten years after such sale, and (c) expiration of regulatory exclusivity.
Novartis Option and Equity Rights Agreement
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
In January 2023, Novartis informed us that it has submitted a request to withdraw, with an effective date of January 25, 2023, the Emergency Use Authorization (EUA) application from the FDA for ensovibep.
On January 5 2024, the Ensovibep License Agreement for the treatment of COVID-19 was terminated and Novartis has returned the rights to the ensovibep program to us. Clinical work on the ensovibep program ended in 2022 and the program remains terminated.
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit, or the FOPH Agreement
On August 11, 2020, we announced the reservation by the FOPH of a defined number of initial doses of our anti-COVID-19 candidate, MP0420. Under the terms of the agreement, we received a reservation fee of CHF 7.0 million which resulted in a contract liability of CHF 7.0 million. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, we recognized the CHF 7.0 million contract liability as revenue in 2022.

License and Collaboration Agreement with Amgen, or the Amgen Collaboration Agreement
In December 2018, we entered into the Amgen Collaboration Agreement for the clinical development and commercialization of MP0310 / AMG 506.
Under the agreement, we granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to MP0310 / AMG 506 to develop and commercialize MP0310 / AMG 506.
In April 2022, Amgen informed us of its decision to return the global rights of MP0310 to us following a strategic pipeline review.
Royalties and License Fees
We currently hold a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount we are required to pay is CHF 10,000 per annum.
Components of Results of Operations
Revenues
As described above, we have entered into licensing and collaboration agreements pursuant to which we generally have been and will be entitled to upfront fees and milestone payments upon the achievement of predetermined development, regulatory and sales events. Our revenue to date has primarily consisted of amounts received under our collaboration agreements, including upfront fees, option exercise fees, milestone payments and sponsored research payments. In addition, under the collaboration agreements, we will generally be entitled to royalty payments on the net sales of products ultimately developed and commercialized under our partnerships. For any of our proprietary product candidates that we have not yet licensed, we may decide to retain all or a portion of the commercialization rights. To date, we have not generated any revenue from commercial product sales.
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
From inception through December 31, 2023, we cumulatively have spent approximately CHF 480 million on research and development activities which we classify as research and development expense for financial reporting purposes.
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

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	in CHF thousands	in CHF thousands	in CHF thousands
External research and development expense
MP0250	112	144	856
MP0274	(29)	402	946
MP0310	628	2,085	2,353
MP0317	3,739	2,967	2,863
MP0533	5,609	6,647	2,211
MP0420 / MP0423	6	1,258	13,224
Other research and development expense	6,333	5,037	4,248
Total	16,398	18,540	26,701
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
Deferred taxes
We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2023, in Switzerland, we had tax loss carry-forwards totaling CHF 144.5 million. No deferred tax assets have been recognized for these tax loss carry-forwards because as of December 31, 2023, it was not probable that such loss carry-forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g. pension liabilities) due to the significant tax losses carried forward.

A. Operating Results
Analysis of Results of Operations
Comparison of Operations for the Years Ended December 31, 2023, 2022 and 2021
The following table sets forth summaries of our statements of income for the years ended December 31, 2023, 2022 and 2021 (in thousands CHF):

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	in CHF thousands	in CHF thousands	in CHF thousands
Revenues and other income
Revenues from research and development collaborations	7,038	189,556	9,330
Other income	—	44	424
Total revenues and other income	7,038	189,600	9,754
Operating expenses
Research and development expenses	(48,784)	(50,749)	(55,718)
Selling, general and administrative expenses	(19,362)	(22,238)	(17,454)
Total operating expenses	(68,146)	(72,987)	(73,172)
Operating result	(61,108)	116,613	(63,418)
Financial income	4,279	1,859	191
Financial expenses	(5,155)	(619)	(556)
Result before income taxes	(61,984)	117,853	(63,783)
Income taxes	—	—	(2)
Net result, attributable to shareholders	(61,984)	117,853	(63,785)
Revenues and other income
In the year ended December 31, 2023, we recognized total revenues and other income of CHF 7.0 million, a decrease of CHF 182.6 million compared to the previous year. Revenues in the year ended December 31, 2023, were exclusively driven by the Novartis Radioligand Agreement. The revenue in 2022 largely related to the Novartis Option and Equity Rights Agreement.
The revenue in the year ended December 31, 2021, related largely to the Amgen Collaboration Agreement]. In 2023 and 2022 we also recorded other income related to agency fees that were invoiced to Novartis.
Operating expenses (including depreciation and amortization)
In the year ended December 31, 2023, total operating expenses decreased by CHF 4.9 million to CHF 68.1 million (2022: CHF 73.0 million, 2021: CHF 73.2 million). These costs included

CHF 5.7 million in non-cash effective share-based compensation and pension costs as well as CHF 2.4 million in depreciation. The two major expense categories were consistently personnel expenses of CHF 40.0 million (59% of total operating expenses) and research consumables and project costs totaling CHF 15.9 million (23% of total operating expenses).
Research and development expenses
Total research and development expenses in the year ended December 31, 2023, were CHF 48.7 million (2022: CHF 50.7 million, 2021: CHF 55.7 million). We charge all research and development expenses, including internal patent filing and patent maintenance costs, to the statement of operations when incurred.
Selling, general and administrative expenses
Total selling, general and administrative expenses in the year ended December 31, 2023, decreased by CHF 2.9 million (13%) to CHF 19.4 million (2022: CHF 22.3 million, 2021: CHF 17.5 million), mainly reflecting the first full 12 month period of directors and officers insurance cost and professional services costs associated with our June 2021 listing on the Nasdaq Global Select Market as well as growth in personnel costs for the administrative functions.
Financial income / financial expense
In the year ended December 31, 2023, we recorded a net financial gain of CHF 0.9 million, mainly driven by interest income and exchange losses on the cash positions held in foreign currencies, whereas in the year ended December 31, 2022, there was a net financial gain of CHF 1.2 million also mainly driven by interest income and foreign exchange gains (2021: net financial loss of CHF 0.4 million). Financial income / expense in all three years are primarily driven by foreign exchange results on the cash positions held in foreign currencies.
Income taxes
The Swiss legal entity of the Company did not have to pay or accrue any income taxes during the reporting period, as the Company incurred a taxable loss in 2023. Including the net operating loss for the year ended December 31, 2023, the remaining tax losses of CHF 144.5 million may be used as tax loss carryforwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carryforwards, because at December 31, 2023, we determined it was unlikely that such loss carryforwards could be utilized in the foreseeable future.
Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The applicable income tax rate in Switzerland for the year ended December 31, 2023 was 19.3%.
B. Liquidity and Capital Resources
From inception through December 31, 2023, we have raised an aggregate of CHF 322.5 million of net proceeds from the sale of our ordinary shares to founders and investors and collected cash under our partnership agreements in an aggregate amount of CHF 446.2 million. Our primary uses of cash is to fund our ongoing research and development activities and other operating expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.
As of December 31, 2023, we had CHF 186.9 million in cash and cash equivalents and short-term time deposits. We are investing our cash in risk-free money market instruments in line with our treasury guidelines to accommodate our financial needs over time.

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
Comparison of cash and cash equivalents and short-term time deposits as of December 31, 2023, 2022 and 2021 and cash flows for the years ended December 31, 2023, 2022 and 2021.

	As of and for the year ended	As of and for the year ended	As of and for the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	in CHF thousands	in CHF thousands	in CHF thousands
Cash and cash equivalents	67,309	87,946	71,813
Short-term time deposits	119,580	161,198	61,000
Total	186,889	249,144	132,813

Net cash (used in) from operating activities	(59,005)	118,566	(90,953)
Net cash from (used in) investing activities	44,637	(101,121)	(22,237)
Net cash (used in) from financing activities	(1,167)	(1,570)	50,581
Exchange (loss) gain on cash positions	(5,102)	258	701

Net (decrease) increase in cash and cash equivalents	(20,637)	16,133	(61,907)
All short-term time deposits at December 31, 2023 and 2022 were held with Swiss banks. Please refer to note 25 to our consolidated financial statements as of and for the year ended December 31, 2023 included elsewhere in this Annual Report on Form 20-F.
Net cash from (used in) operating activities
During the year ended December 31, 2023, operating activities used CHF 59.0 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 62.0 million.
During the year ended December 31, 2022, operating activities generated CHF 118.6 million of cash, primarily as a result of the positive net result attributable to shareholders of CHF 117.8 million driven by the revenue generated by the option exercise by Novartis.
During the year ended December 31, 2021, operating activities used CHF 91.0 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 63.8 million together with a reduction in contract liability and an increase in trade and other receivables following the Novartis license and collaboration agreement signed in December 2021.

Net cash used in investing activities
During the years ended December 31, 2023, 2022 and 2021, cash used in, or from investing activities primarily related to movements in investments in short-term time deposits of CHF 41.6 million, and cash used in investing activities of CHF 100.2 million and CHF 21.0 million, respectively.
During the years ended December 31, 2023, 2022 and 2021, we recorded a cash outflow for the acquisition of property, plant and equipment and intangible assets of CHF 0.8 million, CHF 1.4 million and CHF 1.3 million, respectively.
During the years ended December 31, 2023, 2022 and 2021, we recorded a cash inflow on interest received of CHF 3.8 million, CHF 0.5 million and CHF 0.1 million, respectively.
Net cash from (used in) financing activities
During the year ended December 31, 2023, net cash used in financing activities was CHF 1.2 million, driven primarily by payments of our lease liabilities. During the year ended December 31, 2022, net cash used in financing activities was CHF 1.6 million, driven primarily by payments of our lease liabilities and the investment related to the creation of treasury shares. During the year ended December 31, 2021, net cash from financing activities was CHF 50.6 million, primarily related to the proceeds from issuance of new shares, net of transaction costs, following our initial public offering of ADSs in the U.S. in June 2021.
Funding requirements
We believe that our existing cash and cash equivalents and short-term time deposits as of December 31, 2023, will be sufficient to fund our operating expenses and capital expenditure requirements well into 2026. However, our present and future funding requirements may change and will depend on many factors, including, among other things:
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
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
The following table sets forth information regarding our executive officers, also referred to as members of the Management Board, and directors as of December 31, 2023. Unless otherwise stated, the business address for our directors and executive officers is c/o Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

Name	Age	Position
Executive Officers
Dr. Patrick Amstutz	48	Chief Executive Officer and Director
Renate Gloggner	53	EVP People and Community
Dr. Nicolas Leupin	50	Former Chief Medical Officer
Dr. Michael Tobias Stumpp	51	EVP Projects
Alexander Zürcher	48	Chief Operating Officer
Non-Employee Directors
William M. Burns	76	Chairman of the Board
Dr. Agnete Fredriksen	46	Director
Dr. Dominik Höchli	56	Director
Steven H. Holtzman	69	Director
Sandip Kapadia	53	Director
Dr. Vito J. Palombella	61	Director
Dr. Michael Vasconcelles	60	Director
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
On August 24, 2023, the Company announced the departure of the Chief Medical Officer Dr. Nicolas Leupin, M.D., PhD by end of 2023 for personal reasons.
Dr. Nicolas Leupin, M.D., Ph.D., served as our Chief Medical Officer since September 2019 until December 31, 2023. Dr. Leupin is a medical oncologist with a successful track record in drug development, most recently as Chief Medical Officer of argenx from 2016 to 2019, a clinical-stage biotechnology company developing antibody-based therapies for treatment of severe autoimmune diseases and cancer. In that role he led the company’s global clinical strategy and execution, successfully supporting the company’s transformation into a late-stage clinical company, and was responsible for translating preclinical hypotheses into innovative proof-of concept clinical trials. Prior to argenx, Dr. Leupin held roles of increasing responsibility at Celgene, where he supported the clinical development of several drug candidates in lymphoma and multiple myeloma, resulting in regulatory filings in Europe and the United States.
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
Alexander Zürcher has served as Chief Operating Officer and a Member of the Management Board of Molecular Partners since 2022. Prior to this role, he served as SVP of Development, where he oversaw project and portfolio management, manufacturing, pharmacology, and quality assurance activities. Alexander has also previously been VP Operations and Director of CMC. He has more than 20 years of industry experience, with prior work in drug development as Director of Drug Product Development at Cytos Biotechnology and Head of R&D Operations at Spirig Pharma. Alexander holds a M.Sc. degree in biology from the University of Basel, as well as a Certificate of Advanced Studies in Business Management from the University of Zurich.
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
Dr. Agnete Fredriksen has served as a director since April 2021. Dr. Fredriksen has served as a co-founder and chief business officer of Nykode Therapeutics AS (formerly Vaccibody AS) since August 2022, as chief innovation and strategy officer from July 2021 to July 2022 and as president and chief scientific officer from 2017 to June 2021. Nykode Therapeutics is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer and infectious diseases. Prior to founding Vaccibody Dr. Fredriksen previously held researcher roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. Dr. Fredriksen is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Oslo University Hospital, Rikshospitalet in Oslo, Norway. Our board of directors believes that Dr. Fredriksen’s experience in immunotherapy and vaccine development, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.
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
Sandip Kapadia has served as a director since April 2020. Mr. Kapadia brings over 25 years of science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the board of directors of Passage Bio, and previously on the board of directors of VectivBio Holding AG and Therachon AG. We believe that Mr. Kapadia is qualified to serve on our board of directors due to his leadership experience in the biopharmaceutical industry and finance expertise. Our board of directors believes that Mr. Kapadia’s over 25 years of experience in the life science industry and his broad finance and management experience provide him with the qualifications and skills to serve as a director.
Dr. Vito J. Palombella, Ph.D., has served as a director since April 2020. Vito J. Palombella, Ph.D., has over 30 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Currently, Dr. Palombella is the chief scientific officer of TRIANA Biomedicines. Prior to joining TRIANA, Dr. Palombella was the Chief Scientific Officer of Surface Oncology from January 2016 to August 2023, where he was responsible for drug discovery and preclinical development. Prior to Surface Oncology, Dr. Palombella was executive vice president and chief scientific officer from May 2010 to January 2016, and vice president, biology/research, from 2004 to 2010, at Infinity Pharmaceuticals, Inc., where he was responsible for drug discovery and preclinical development. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals and held a number of positions at LeukoSite and ProScript. Dr. Palombella was involved in the discovery and development of bortezomib (Velcade®), a proteasome inhibitor, and duvelisib (Copiktra®), a PI3K-d/g inhibitor, both for cancer therapy. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Our board of directors believes that Dr. Palombella’s over 30 years of scientific leadership and experience, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.
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
B. Compensation.
Compensation of Executive Officers and Directors
The aggregate compensation paid by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2023, was CHF 5,288,000. Out of this amount a total of CHF 417,000 related to pension benefits and social security contributions.
Director Compensation
As required by the "Say on Pay" rules, our articles of association set out the principles for the elements of the compensation of the members of our board of directors. The compensation of the members of our board of directors may consist of fixed and variable compensation. The total compensation takes into account the position and level of responsibility of the respective member of the board of directors, including board and committee chairmanship and membership and a travel fee. Members of our board of directors are paid for their service over one year starting with their election at the ordinary shareholders’ meeting and ending with the subsequent ordinary shareholders’ meeting. Our shareholders at the 2022 annual general meeting held on April 13, 2022, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2023 general meeting at CHF 1,091,400. Our shareholders at the 2023 annual general meeting held on April 4, 2023, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2024 general meeting at CHF 1,091,400.
For the year ended December 31, 2023, the compensation of the members of our board of directors consisted of fixed compensation only. Compensation of the members of our board of directors for the year ended December 31, 2023 consisted of a fixed cash fee and restricted share units, or RSUs. The following table sets out information regarding the compensation earned by our directors for service on our board of directors during the year ended December 31, 2023. Dr. Amstutz, our Chief Executive Officer and a member of our board of directors, does not receive any additional compensation for his service as a director.

Name	Fees Earned	RSUs	Total(1)
	in CHF thousands
William M. Burns	125	170	295
Steven H. Holtzman	50	85	135
Sandip Kapadia	45	85	130
Vito J. Palombella	40	85	125
Michael Vasconcelles	50	85	135
Dr. Agnete Fredriksen	40	85	125
Dr. Dominik Höchli	48	85	133
Dr. Patrick Amstutz(2)	—	—	—
(1)The total compensation awarded to the members of the board of directors shown in this table does not include the payments of TCHF 17 we made in 2023 to cover the mandatory employer social security contribution on the base fees and the vesting of the RSUs 2020. In addition, upon vesting of the RSUs 2023 in 2026, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the RSUs 2023 expected to vest in 2026 will amount to TCHF 26.
(2)For our Chief Executive Officer’s compensation other than in connection with his service on our board of directors, please refer to “— Executive Compensation.”
As of December 31, 2023, all members of our board of directors were non-executives, except for Dr. Amstutz. None of the members of our board of directors has any significant business connections with the Company or was a member of the Management Board of the Company, except for Dr. Amstutz, who has been a member of the Management Board since the Company's inception in 2004.
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
•the short-term variable compensation, paid as a cash bonus, is determined exclusively by the achievement of predefined annual corporate goals; and
•the long-term variable compensation, granted as Performance Share Units, or PSUs, is determined based on (i) the achievement of annual corporate goals, (ii) the achievement of long-term value-driving milestones outside of such corporate goals and (iii) the development of the share price of the Company.
The following table sets out information regarding compensation earned by members of the Management Board during the year ended December 31, 2023.

Name and principal position	Salary	Bonus(1)	Equity Awards	Non-Equity Incentive Plan Compensation	All Other Compensation (2)(3)	Total(4)
	in CHF thousands
Dr. Patrick Amstutz	385	182	385	0	95	1,047
Chief Executive Officer, Director and Co-Founder
Total Management Board	1,690	674	1,429	0	400	4,193
(1)Represents amounts earned in 2023.
(2)Represents pension and social security contributions during 2023 on base salary, bonus and the vesting of the PSUs 2020.
(3)In addition, upon vesting of the PSUs 2023 in 2026, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the PSUs 2023 expected to vest in 2026 will amount to approximately TCHF 76 (assuming 100% target achievement and full vesting of the PSUs).
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
Adoption of Clawback Policy

On November 14, 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an incentive compensation recoupment policy which is filed herewith as Exhibit 97.1.

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
As of December 31, 2023, no options were outstanding under the ESOP 2007, and an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014, together. As of December 31, 2023, all of the outstanding options were fully vested.
Following our Swiss IPO in 2014, no further grants were made under any of the ESOP 2007, ESOP 2009 or ESOP 2014, and we do not intend to make any further grants under any of these plans in the future. For additional information, see Note 18 to our consolidated financial statements as of and for the year ended December 31, 2023 included elsewhere in this Annual Report on Form 20-F.
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
As of December 31, 2023, 182,678 RSUs were outstanding.
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
As of December 31, 2023, 1,347,983 PSUs were outstanding.
Long-Term Incentive Plans
Our long-term incentive plans established in March of 2015, March of 2016, March of 2017, March of 2018, March of 2019, March of 2020, March of 2021, March of 2022 and March of 2023, respectively, which we collectively refer to as the LTI Plans, are rolled out annually. This allows our board of directors to review and adjust the terms and targets of the LTI Plans on an annual basis. Employees generally receive the grants on April 1 of each calendar year. With respect to members of the Management Board, the annual grants are usually made on April 1 subject to approval of the ordinary shareholders’ meeting at which the necessary amounts for variable compensation are approved by the shareholders. With respect to members of our board of directors, the annual grants are made following the ordinary shareholders’ meeting, at which the necessary amounts for variable compensation are approved by the shareholders.
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
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
William M. Burns	Chairman of the Board	2017	2024
Dr. Patrick Amstutz	Chief Executive Officer, Director and Co-Founder	2017	2024
Steven H. Holtzman	Director	2014	2024
Sandip Kapadia	Director	2020	2024
Dr. Vito J. Palombella	Director	2020	2024
Dr. Michael Vasconcelles	Director	2020	2024
Dr. Agnete Fredriksen	Director	2021	2024
Dr. Dominik Höchli	Director	2021	2024
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
•reviewing with the external auditors and/or the SVP Finance as principal financial officer / CEO any questions, comments or suggestions they may have regarding the internal control, risk management, accounting practices and procedures of the Company and its subsidiaries;
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
•reviewing proposed concepts of financial objectives such as costs of capital, enhancement of shareholders’ value, Company objectives, project objectives (capital expenditures and M&A); and
•reviewing finance policy and operations in treasury, controlling, insurance, taxes and investment and acquisitions.
Nomination and Compensation Committee
Our Nomination and Compensation Committee assists our board of directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the compensation plans and proposals to the general meeting of shareholders regarding the compensation of the board of directors and executive officers. William M. Burns, Steven H. Holtzman and Dr. Michael Vasconcelles currently serve on the Nomination and Compensation Committee. Mr. Burns is the chairperson of our Nomination and Compensation Committee. We are subject to the Swiss Code of Obligations rules against excessive compensation in listed stock corporations, known as the “Say on Pay” rule. As a result of the Say on Pay rule, the members of the Nomination and Compensation Committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.

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
Research and Development Committee
The Research and Development Committee (i) provides strategic advice and brings recommendations to the Management Board and the board of directors regarding current and planned research and development programs, (ii) provides strategic advice to the board of directors regarding emerging science and technology issues and trends, and (iii) conducts a review of the effectiveness and competitiveness of our research and development function. Dr. Michael Vasconcelles, Dr. Agnete Fredriksen, Dr. Vito J. Palombella and Dr. Dominik Höchli currently serve on the Research and Development Committee. Dr. Vasconcelles is the chairperson of the Research and Development Committee.
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

D. Employees.
As of December 31, 2023, we had 167.5 full-time equivalent employees (December 31, 2022: 175.3 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Three of our employees are based in the United States of America.

Full-time equivalent employees	At December 31,	At December 31,
	2023	2022
Function
Research and development	138.5	142.7
Selling, general and administrative	29.0	32.6
Total	167.5	175.3
E. Share Ownership.
The following table shows the number of ordinary shares, options, RSUs and PSUs held by the individual members of the board of directors and the Management Board, as of December 31, 2023. For more information regarding the share ownership of our directors and executive officers, see "Item 6.B - Compensation" and "Item 7.A - Major shareholders."

Name	Shares	Options	RSUs	PSUs
William M. Burns	26,951	—	45,668	—
Steven H. Holtzman	14,717	20,000	22,835	—
Sandip Kapadia	3,507	—	22,835	—
Vito J. Palombella	3,505	—	22,835	—
Michael Vasconcelles	3,507	—	22,835	—
Dr. Agnete Fredriksen	—	—	22,835	—
Dr. Dominik Höchli	—	—	22,835	—
Dr. Patrick Amstutz	735,095	70,080	—	97,306
Dr. Michael Tobias Stumpp	767,524	36,070	—	63,293
Dr. Nicolas Leupin	29,168	—	—	73,793
Renate Gloggner	23,006	—	—	58,339
Alexander Zürcher	25,706	13,040	—	57,369

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.
The following table and accompanying footnotes set forth, as of December 31, 2023, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 3% of our ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary shares that vest within 60 days of December 31, 2023 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2023. Shares issuable under PSUs or RSUs that vest within 60 days of December 31, 2023 and shares subject to options currently exercisable or exercisable within 60 days of December 31, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 36,044,706 of our ordinary shares registered with the commercial register of the canton of Zurich as of December 31, 2023 and includes 3,500,000 treasury shares indirectly held through our wholly-owned subsidiary Molecular Partners Inc.

Except as otherwise indicated in the following table, addresses of the directors, executive officers and named beneficial owners are in care of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Entities affiliated with Biotechnology Value Fund, L.P.(2)(3)	8,696,205	24.13%
Entities affiliated with Suvretta Capital Management, LLC(1)(2)(4)	1,750,000	4.86%
Novartis Pharma AG(1)(5)	1,739,130	4.82%
UBS Fund Management (Switzerland) AG(1)(2)(6)	995,989	2.76%
Directors and Executive Officers
Dr. Patrick Amstutz(7)	805,175	2.23%
Renate Gloggner (11)	23,006	0.06%
Dr. Nicolas Leupin(12)	29,168	0.08%
Dr. Michael Tobias Stumpp(8)	803,594	2.23%
William M. Burns(9)	26,951	0.07%
Dr. Agnete Fredriksen	—	—%
Dr. Dominik Höchli	—	—%
Steven H. Holtzman(10)	34,717	0.10%
Sandip Kapadia	3,507	0.01%
Dr. Vito Palombella	3,505	0.01%
Dr. Michael Vasconcelles	3,507	0.01%
Alexander Zürcher(13)	38,746	0.11%
All current directors and executive officers as a group (12 individuals)(14)	1,771,876	4.92%
(1)Number of voting rights carried by shares as reported by our shareholders in notifications filed with SIX Swiss Exchange.
(2)The information reported is in part derived from reports filed with the SEC pursuant to the Exchange Act.
(3)Based on a Schedule 13D filed with the SEC on November 20, 2023, the shares provided in the table above consist of 443,221 ADSs and 8,696,205 ordinary shares of the Company held by Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and a managed account for BVF Partners L.P. (the "Partners Managed Account," and collectively, the "BVF Funds"). BVF GP LLC is the general partner of BVF and may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC is the general partner of BVF2 and may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. is the general partner of Trading Fund OS and may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, as the sole member of BVF GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of BVF Partners OS Ltd, may be deemed to beneficially own the shares held by BVF, BVF2, Trading Fund OS and the

Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. Each of Partners, BVF Inc. and Mark Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account. The address for the BVF Funds is 44 Montgomery St., 40th Floor, San Francisco, California 94104. According to a Schedule 13D filed with the SEC on November 20, 2023, Mark N. Lampert (Biotechnology Value Funds) held 8,696,205 shares (corresponding to 23.9% of voting rights), consisting of 443,221 ADSs and 8,696,205 ordinary shares.
(4)Includes 400,000 ADSs purchased in the Company's initial public offering of ADSs in the U.S. Shares of the Company are held by Suvretta Master Fund, Ltd., Averill Master Fund, Ltd., Vitruvius US Equity and Suvretta Long Master Fund, Ltd. Suvretta Capital Management, LLC is the beneficial owner and may exercise voting power over the shares. Aaron Cowen may also be deemed to have shared dispositive power and voting power with respect to the shares by virtue of his role at Suvretta Capital Management, LLC. The address for Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.
(5)Shares of the Company are held by Novartis Pharma AG. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG, which is the beneficial owner and may exercise voting power over the shares. The address of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
(6)Shares of the Company are held by UBS Fund Management (Switzerland) AG. UBS Fund Management (Switzerland) AG is a direct wholly-owned subsidiary of UBS Group AG, which is the beneficial owner and may exercise voting power over the shares.
(7)Consists of 735,095 ordinary shares and 70,080 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023.
(8)Consists of 767,524 ordinary shares and 36,070 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023.
(9)Consists of 26,951 ordinary shares.
(10)Consists of 14,717 ordinary shares and 20,000 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023.
(11)Consists of 23,006 ordinary shares.
(12)Consists of 29,168 ordinary shares.
(13)Consists of 25,706 ordinary shares and 13,040 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023.
(14)Consists of 1,632,686 ordinary shares and 139,190 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023.

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
As of December 31, 2023, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 3,604,470.60, consisting of 36,044,706 ordinary shares with a nominal value of CHF 0.10 each. All shares rank pari passu with each other and no preferred shares exist.

As of December 31, 2023, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that 30% of our issued ordinary shares (including ordinary shares underlying ADSs) as identified in publicly available filings were held in the United States by approximately 5 holders of record. The actual number of holders is potentially greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.
Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers and holders of more than 3% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
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
Common dividends may be paid only if we have sufficient distributable profits from previous years (Gewinnvortrag) or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on our annual statutory standalone balance sheet prepared in accordance with Swiss company law after deduction of allocated statutory reserves and reserves required by our articles of association (Statuten). Our auditor must confirm that a proposal made by the board of directors to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code of Obligations of March 30, 1911, as amended, the CO, and our articles of association. In order for us to pay dividends to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen), a shareholders’ meeting must approve by the absolute majority of votes represented the reclassification of such reserves from capital contributions to freely distributable reserves (frei verfügbare Reserven) (to the extent permissible by the CO). Furthermore, dividends can be paid out of reserves from capital reserves only if the same amount is paid out of the annual profit or ordinary reserves. Dividends and distributions against reserves from capital contributions are usually due and payable after the shareholders’ resolution relating to the allocation of profit and distribution against reserves from capital contributions (if applicable) has been passed at the shareholders’ meeting or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves. Dividends paid on ordinary shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding dividends and other distributions distributed to holders of our ordinary shares. As of December 31, 2023, we had reserves from capital contributions in an aggregate amount of

CHF 327,226,672, of which CHF 179,226,672 were legal capital reserves and CHF 148,000,000 were free reserves.
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
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The amended complaint sought unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased the Company's American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. Plaintiffs filed their opposition on September 7, 2023 and the Company and named individual defendants filed their reply brief on October 5, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice and gave plaintiff the opportunity to amend the complaint by February 26, 2024. On February 23, 2024, plaintiff filed a stipulation of dismissal with prejudice. On February 29, 2024, the court ordered the case closed.

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
B. Memorandum and Articles of Association.
Please see the information set forth in Exhibit 2.3 “Description of Securities” and the copy of our Articles of Association filed as Exhibit 1.1, which are each incorporated herein by reference.
C. Material Contracts.
In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.

Sales Agreement
On July 1, 2022, we entered into the Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC to sell ordinary shares from time to time at our discretion under an “at the market”, or ATM, program, with aggregate gross sales proceeds of up to $100.0 million. The Sales Agreement provides that the commission payable to Leerink Partners LLC (previously known as SVB Securities LLC, as sales agent, for sales of ordinary shares under the ATM program shall be up to 3.0% of the aggregate gross proceeds of any ordinary shares sold under the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions, including our agreement to indemnify Leerink Partners LLC (previously known as SVB Securities LLC against certain liabilities, including liabilities under the Securities Act. We and Leerink Partners LLC (previously known as SVB Securities LLC have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement. As of March [14], 2024, we have not made any sales under the Sales Agreement.
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
Material U.S. Federal Income Tax Consequences for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and Switzerland, or the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker‑dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax‑exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ADSs, corporations that accumulate earnings to avoid U.S. federal income tax, S-corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass‑through entities, and investors in such pass‑through entities, or persons who hold our ADSs in connection with a trade or business, permanent establishment or fixed place of business outside the United States, including a permanent establishment in Switzerland). This discussion relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local or non‑U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, or the special tax accounting rules under Section 451(b) of the Code.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury Regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ADSs.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. Holder of our ADSs will generally be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs, and, accordingly, no gain or loss will be recognized upon an exchange of the ADSs for the ordinary shares.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to income and assets of its subsidiaries, either (1) at least 75% of its gross income is “passive income,” or (2) on average at least 50% of its assets, determined on a quarterly basis, for the taxable year are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (unless held in a non-interest bearing account for short-term working capital needs), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC is a fact-intensive determination made annually after the end of the taxable year and the applicable law is subject to varying interpretations. For instance, the value of our assets may be determined in large part by reference to the market price of our ADSs, which is likely to continue to fluctuate. Accordingly, we cannot provide any assurance regarding, and our U.S. counsel expresses no opinion with respect to, our PFIC status for any taxable year. Furthermore, there can be no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with our conclusion or that the IRS will not successfully challenge our position.
If we are a PFIC in any taxable year during which a U.S. Holder owns our ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution made during a taxable year that is greater than 125% of the average annual distributions made in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, for ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a

“deemed sale” election with respect to the ADSs. If this election is made, the U.S. Holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized from such deemed sale will be taxed under the PFIC excess distribution regime, and any loss will not be recognized. The U.S. Holder’s tax basis in its ADSs will be increased by the amount of gain recognized, and the U.S. Holder’s holding period for its ADSs will start on the day after the last day of the last taxable year in which we qualified as a PFIC. After the deemed sale election, the U.S. Holder’s ADSs will not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs and at any time have a non‑U.S. corporate subsidiary that is also a PFIC (i.e., a lower‑tier PFIC), such U.S. Holder generally will be treated as owning a proportionate amount (by value) of the shares of the lower‑tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the lower‑tier PFIC and on gain from the disposition of shares of the lower‑tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non‑U.S. subsidiaries, if any.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, such U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on the ADSs if such U.S. Holder makes a valid “mark‑to‑market” election for our ADSs. A mark‑to‑market election is available to a U.S. Holder only for “marketable stock.” Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Global Select Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark‑to‑market election is in effect, a U.S. Holder generally will take into account, as ordinary income for each taxable year of the U.S. Holder, any excess of the fair market value of the U.S. Holder’s ADSs held at the end of such taxable year over the U.S. Holder's adjusted tax basis in such ADSs. The U.S. Holder will also take into account, as an ordinary loss for each taxable year, any excess of its adjusted tax basis in such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark‑to‑market election. The U.S. Holder’s tax basis in its ADSs will be adjusted to reflect any income or loss recognized as a result of the mark‑to‑market election. Any gain from a sale, exchange or other disposition of the ADSs in any taxable year in which we are a PFIC will be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark‑to‑market gains previously included in income) and thereafter as capital loss.
A mark‑to‑market election will not apply to our ADSs for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election generally will not apply to any lower-tier PFICs that we may organize or acquire in the future, unless shares of such lower-tier PFICs are themselves marketable stock. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower‑tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark‑to‑market election for our ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election for taxable years during which the U.S. Holder holds our ADSs and in which we are a PFIC. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income (i) the U.S. Holder’s pro rata share of the PFIC’s ordinary earnings as ordinary income or (ii) the U.S. Holder’s pro rata share of the PFIC’s net capital gains as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the U.S. Holder’s income. If a U.S. Holder has made a QEF election with respect to its ADSs, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such ADSs will constitute capital gain or loss. In addition, if a U.S. Holder makes a timely QEF election, our ADSs will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. Holder had held ADSs in prior years in which we were a PFIC.
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
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We expect to provide the information necessary for a U.S. Holder to make a QEF election if we were treated as a PFIC for any taxable year, although there is no assurance that we will do so. There is no assurance that we have not been previously classified as a PFIC during a U.S. Holder’s holding period for our ADSs. Accordingly, U.S. holders may be unable to make a timely QEF election with respect to our ADSs.
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
The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of our ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the ownership and disposition of ADSs of a PFIC.
Distributions
We do not anticipate declaring or paying dividends to holders of our ADSs in the foreseeable future. However, if we make a distribution contrary to this expectation, subject to the discussion above under “- Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the

U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a taxfree return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the excess will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to them to be treated as dividends. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Distributions on our ADSs that are treated as dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Swiss taxes withheld on any distributions on our ADSs at a rate not exceeding the rate provided by the Treaty may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Prospective investors should be aware, however, that dividends paid by a company that is a PFIC in the taxable year in which the distribution is paid or in the preceding taxable year are not eligible to be taxed at such reduced rate. Distributions on our ADSs that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Switzerland for purposes of, and are eligible for the benefits of the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq Global Select Market, as we intend our ADSs to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.
Sale, Exchange or Other Disposition of Our ADSs
Subject to the discussion above under “- Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain will be taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ADSs. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ADSs.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to their investment in our ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “- Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.
Dividends on and proceeds from the sale or other disposition of our ADSs may be subject to U.S. backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding generally would apply if the holder fails to (1) provide an accurate United States taxpayer identification number (usually on IRS Form W-9), or (2) otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
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
The discussion above is for general informational purposes only and is not tax advice. Prospective investors in our ADSs should consult their tax advisors regarding the U.S. federal, state, and local and non-U.S. income and non-income tax consequences of the ownership and disposition of our ADSs in their particular circumstances, including information reporting requirements and the impact of any potential change in law.
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
As of December 31, 2023, we had cash and cash equivalents plus short-term time deposits of CHF 186.9 million.

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
Credit risk
The maximum credit risk on financial instruments corresponds to the carrying amounts of our cash and cash equivalents, short-term time deposits and receivables. We have not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. As of December 31, 2023, substantially all of our cash and cash equivalents, and short-term time deposits were held at major financial institutions located in Switzerland. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. We enter into partnerships with partners that have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and SVP Finance, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and SVP Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and SVP Finance as principal financial officer, have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and SVP Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2023.
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
Item 16C. Principal Accountant Fees and Services.
The aggregate fees for services rendered by KPMG AG, Zurich, Switzerland (PCAOB ID 3240), for professional services were as follows:

in CHF thousands	2023	2022
Audit fees	571	643
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Balance at December 31	571	643
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
Pre-Approval Procedures and Policies
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by KPMG. The procedure requires that all proposed engagements of KPMG for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to KPMG in 2023 and 2022 were approved by the Audit and Finance Committee.
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
Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present. We believe seven of the Board members satisfy the “independence” requirements of the Nasdaq rules.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.
Not applicable.
Item 16J. Insider Trading Policies.
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to us starting the fiscal year ending December 31, 2024.

Item 16K. Cybersecurity.
Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and clinical trial data (“Information Systems and Data”).

Our information security function, legal team, and management board help identify, assess and manage the Company’s cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example manual and automated tools, evaluating our and our industry’s risk profile, evaluating threats reported to us, audits, conducting threat assessments, and conducting tabletop incident response exercises.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response plan, disaster recovery/business continuity plans, risk assessments, network security controls, access controls, vendor risk management processes, employee training, and written IT policies.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, we prioritize and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional services firms, cybersecurity consultants, penetrating testing firms, and forensic investigators.

We use third-party service providers to perform a variety of functions throughout our business, such as data hosting, contract research, and contract manufacturing. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different assessments designed to help identify cybersecurity risks associated with a provider and imposing contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so. See “Risk Factors—General Risks—We depend on our information technology systems, and any failure of these systems could harm our business. Security incidents, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.”

Governance
Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors’ audit and finance committee is responsible for overseeing Company’s cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including:

•Baris Arican, Vice President of Information Technology. Mr. Arican has over 20 years experience in information technology/security at life sciences companies, including as the Chief Information Officer.

•Michael Pitzner, General Counsel and Compliance Officer and Senior Vice President of Legal and Business Development. Mr. Pitzner worked in various senior legal roles at other life sciences companies prior to joining our company.

•Robert Hendriks, Senior Vice President Finance and Principal Financial Officer. Mr. Hendriks worked in various senior finance roles at other life sciences companies prior to joining our company.

Company management is responsible for hiring appropriate personnel, communicating key priorities to relevant personnel, helping prepare for cybersecurity incidents, approving cybersecurity processes.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including to Messers Arican, Pitzner and Hendriks, who work with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response process includes reporting to the audit of the board of directors for certain cybersecurity incidents.

The board receives periodic reports from Mr. Arican concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The board also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements.
See pages F-1 through page F-41 of this Annual Report on Form 20-F
Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association, as currently in effect.
1.2	Organizational Rules of the registrant	20-F	001-40488	1.2	3/09/2023
2.1	Deposit Agreement.	20-F	001-40488	2.1	3/09/2023
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	20-F	001-40488	2.2	3/09/2023
2.3	Description of Securities	20-F	001-40488	2.3	3/09/2023
4.1#	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-255447	10.1	4/22/2021
4.2†	Collaboration and License Agreement, dated as of December 18, 2018, by and between Molecular Partners AG and Amgen Inc.	F-1	333-255447	10.3	4/22/2021
4.3†	Option and Equity Rights Agreement, dated as of October 27, 2020, by and between Molecular Partners AG and Novartis Pharma AG.	F-1	333-255447	10.6	4/22/2021
4.4†	License Agreement, dated as of January 17, 2022, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.4	3/09/2023
4.5†	License and Collaboration Agreement, dated as of December 13, 2021, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.5	3/09/2023
4.6*†	Research and Development Collaboration and Option Agreement, dated as of January 5, 2024, by and between Molecular Partners AG and Orano Med SAS.
4.7#	Performance Share Plan 2018	F-1	333-255447	10.8	4/22/2021
4.8#	Performance Share Plan 2019	F-1	333-255447	10.9	4/22/2021
4.9#	Performance Share Plan 2020	F-1	333-255447	10.10	4/22/2021
4.10#	Performance Share Plan 2021 - Employees	F-1	333-255447	10.11	4/22/2021
4.11#	Performance Share Plan 2021 - Management	20-F	001-40488	4.10	3/09/2023
4.12#	Performance Share Plans 2022 - Employees	20-F	001-40488	4.11	3/09/2023
4.13#	Performance Share Plans 2022 - Management	20-F	001-40488	4.12	3/09/2023

4.14#	Performance Share Plans 2023 - Employees	20-F	001-40488	4.13	3/09/2023
4.15#	Performance Share Plans 2023 - Management	20-F	001-40488	4.14	3/09/2023
4.16*#	Performance Share Plans 2024 - Employees
4.17*#	Performance Shares Plan 2024 - Management
4.18#	Restricted Share Plan 2018	F-1	333-255447	10.14	4/22/2021
4.19#	Restricted Share Plan 2019	F-1	333-255447	10.15	4/22/2021
4.20#	Restricted Share Plan 2020	F-1	333-255447	10.16	4/22/2021
4.21#	Restricted Share Plan 2021	F-1	333-255447	10.17	4/22/2021
4.22#	Restricted Share Plan 2022	20-F	001-40488	4.19	3/09/2023
4.23#	Restricted Share Plan 2023	20-F	001-40488	4.20	3/09/2023
4.24*#	Restricted Share Plan 2024
8.1	List of subsidiaries of the Registrant	F-1	333-255447	21.1	4/22/2021
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of SVP Finance Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer and SVP Finance Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of KPMG AG, independent registered public accounting firm
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Date: March 14, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Molecular Partners AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Molecular Partners AG and subsidiary (the Group) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with IFRS® Accounting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Critical Audit Matters

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

Zurich, Switzerland
March 12, 2024

Consolidated Statement of Financial Position

as of December 31,	Note	2023	2022
in CHF thousands
Assets
Property, plant and equipment	6	5,681	7,235
Intangible assets	7	212	271
Total non-current assets		5,893	7,506

Short-term time deposits	11	119,580	161,198
Other current assets	9	3,617	4,589
Trade and other receivables	10	1,953	1,019
Cash and cash equivalents	11	67,309	87,946
Total current assets		192,459	254,752

Total assets		198,352	262,258

Shareholders' equity and liabilities
Share capital	12	3,635	3,604
Additional paid-in capital		365,530	360,323
Treasury share reserve		(981)	(981)
Cumulative losses		(191,755)	(127,780)
Total shareholders' equity		176,429	235,166

Contract liability	15	—	3,637
Lease liability	22	2,444	3,652
Employee benefits	18.1	5,063	2,552
Total non-current liabilities		7,507	9,841

Trade and other payables	13	1,328	2,143
Accrued expenses	14	7,547	7,501
Contract liability	15	4,333	6,409
Lease liability	22	1,208	1,198
Total current liabilities		14,416	17,251
Total liabilities		21,923	27,092

Total shareholders' equity and liabilities		198,352	262,258
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the year ended December 31,	Note	2023	2022	2021
in CHF thousands

Revenues and other income
Revenues from research and development collaborations		7,038	189,556	9,330
Other income		—	44	424
Total revenues and other income	5	7,038	189,600	9,754

Operating expenses
Research and development expenses	16	(48,784)	(50,749)	(55,718)
Selling, general and administrative expenses	16	(19,362)	(22,238)	(17,454)
Total operating expenses		(68,146)	(72,987)	(73,172)

Operating result		(61,108)	116,613	(63,418)

Financial income	19	4,279	1,859	191
Financial expenses	19	(5,155)	(619)	(556)
Net finance result		(876)	1,240	(365)

Result before income taxes		(61,984)	117,853	(63,783)

Income taxes	20	—	—	(2)
Net result, attributable to shareholders		(61,984)	117,853	(63,785)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	18.1	(1,975)	5,334	8,012

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(16)	(17)	(3)

Other comprehensive result, net of tax		(1,991)	5,317	8,009

Total comprehensive result, attributable to shareholders		(63,975)	123,170	(55,776)

Basic net result per share (in CHF)	21	(1.89)	3.63	(2.06)
Diluted net result per share (in CHF)	21	(1.89)	3.54	(2.06)
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended December 31,	Note	2023	2022	2021
in CHF thousands

Net result attributable to shareholders		(61,984)	117,853	(63,785)
Adjustments for:
Depreciation and amortization	6/7	2,420	2,388	2,565
Share-based compensation costs	18	5,207	5,088	4,085
Change in employee benefits		535	1,147	1,073
Income tax	20	—	—	2
Financial income	19	(4,279)	(1,859)	(191)
Financial expenses	19	5,155	619	556
Changes in working capital:
Change in other current assets		1,424	1,787	(4,445)
Change in trade and other receivables		(933)	25,264	(23,374)
Change in trade and other payables		(812)	(5,339)	1,656
Change in contract liability	15	(5,713)	(25,190)	(10,651)
Change in accrued expenses		45	(2,434)	2,290
Exchange (loss) gain on working capital positions		(21)	(98)	(144)
Interest paid		(34)	(646)	(583)
Income taxes paid		—	—	—
Other financial expense		(15)	(14)	(8)
Net cash (used in) from operating activities		(59,005)	118,566	(90,953)

Proceeds from investments in short-term time deposits		319,443	199,219	67,876
Investments in short-term time deposits		(277,825)	(299,417)	(88,876)
Acquisition of property, plant and equipment	6	(575)	(1,177)	(933)
Acquisition of intangible assets	7	(233)	(240)	(374)
Interest received		3,827	494	70
Net cash from (used in) investing activities		44,637	(101,121)	(22,237)

Proceeds from issuance of new shares, net of transaction costs	12	—	—	51,493
Investments in treasury shares	12	—	(631)	—
Proceeds from exercise of stock options, net of transaction costs	12	31	250	267
Payment of lease liabilities		(1,198)	(1,189)	(1,179)
Net cash (used in) from financing activities		(1,167)	(1,570)	50,581

Exchange (loss) gain on cash positions		(5,102)	258	701
Net (decrease) increase in cash and cash equivalents		(20,637)	16,133	(61,907)

Cash and cash equivalents at January 1		87,946	71,813	133,721

Cash and cash equivalents at December 31	11	67,309	87,946	71,813
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
in CHF thousands
At January 1, 2021	2,915	299,479	—	(195,174)	107,220
Net result	—	—	—	(63,785)	(63,785)
Remeasurement of net pension liabilities (1)	—	—	—	8,012	8,012
Exchange differences on translating foreign operations	—	—	—	(3)	(3)
Total comprehensive loss	—	—	—	(55,776)	(55,776)
Share-based compensation costs (1)	—	4,085	—	—	4,085
Issuance of new shares, net of transaction costs(2)	300	51,193	—	—	51,493
Exercise of stock options, net of transaction costs (2)	14	253	—	—	267
At December 31, 2021	3,229	355,010	—	(250,950)	107,289

At January 1, 2022	3,229	355,010	—	(250,950)	107,289
Net result	—	—	—	117,853	117,853
Remeasurement of net pension liabilities (1)	—	—	—	5,334	5,334
Exchange differences on translating foreign operations	—	—	—	(17)	(17)
Total comprehensive income	—	—	—	123,170	123,170
Share-based compensation costs (1)	—	5,088	—	—	5,088
Issuance of new shares, net of transaction costs(2)	350	—	—	—	350
Issuance of treasury shares incl. transaction costs (2)	—	—	(981)	—	(981)
Exercise of stock options, net of transaction costs (2)	25	225	—	—	250
At December 31, 2022	3,604	360,323	(981)	(127,780)	235,166

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(61,984)	(61,984)
Remeasurement of net pension liabilities (1)	—	—	—	(1,975)	(1,975)
Exchange differences on translating foreign operations	—	—	—	(16)	(16)
Total comprehensive loss	—	—	—	(63,975)	(63,975)
Share-based compensation costs (1)	—	5,207	—	—	5,207
Exercise of stock options, net of transaction costs (2)	31	—	—	—	31
At December 31, 2023	3,635	365,530	(981)	(191,755)	176,429

(1) See note 18
(2) See note 12
See accompanying notes, which form an integral part of these consolidated financial statements.

Notes to the IFRS Consolidated Financial Statements
1.    General information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies.
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
These audited consolidated financial statements as of and for the year ended December 31, 2023 comprise Molecular Partners AG and Molecular Partners Inc.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Summary of material accounting policies
Basis of preparation
These consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the IASB. The accounting policies set forth below have been consistently applied to all years presented. Unless stated otherwise, all financial statements are presented in thousands of Swiss Francs (“TCHF”).
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
Based on the Group's cash and short-term time deposits positions at December 31, 2023, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis.
The consolidated financial statements as of and for the year ended December 31, 2023 were approved for issuance by the Company's Board of Directors on March 12, 2024.
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
New or revised IFRS standards and interpretations
The following new or revised standards that became effective during 2023 did not have a material effect on these consolidated financial statements:
•Disclosure of Accounting Policies - Amendments to IAS 1
•Definition of Accounting Estimates / Amendments to IAS 8

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
For trade receivables, the Group applies a simplified approach which requires expected credit losses to be recognized from initial recognition (measuring the loss allowance at an amount equal to lifetime expected credit losses). This takes into consideration past history, combined with predictive information which accounts for the specific circumstances of the customer (e.g., credit rating etc.), and other relevant factors such as the economic environment.
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
Molecular Partners Inc, the Group's U.S. subsidiary, is subject to U.S. federal and Massachusetts and New York state minimal tax.
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

The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 29 of the 29 eligible employees participated in this plan as of December 31, 2023 (2022: 33 out of 33).
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
The Group has set up a 401k plan for its U.S. based employees. Under the plan the U.S. entity matches the employee's contribution and provides a true-up in matched contributions at year end. The 401k plan qualifies as a defined contribution plan and the associated expenses, that are deemed immaterial, are presented under operating expenses in the statement of comprehensive income.
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
Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access the knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.
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
The Group is developing several products currently not generating constant revenue streams which results in volatile cash flow from operating activities. Currently and in the periods presented, the Group’s revenues stem mainly from irregular and difficult to predict income from product out-licensing, milestone payments and fees from R&D collaboration agreements. This will likely remain the same at least until the first product reaches the market on the Group’s own or through a partner. This results in a lack of regular positive operating cash flow, which may expose the Group to financing risks in the medium-term. Furthermore, management has taken actions to manage financial risks, such as foreign exchange risk and liquidity risk.
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

Capital management
The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2023 and 2022.
4.    Accounting estimates and judgments
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
License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. The Group will be primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. The Group is eligible to invoice Novartis for its employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. As of December 31, 2021 the Group recognized a receivable for the upfront fee of USD 20 million (CHF 18.6 million) payable from Novartis in trade and other receivables and a corresponding contract liability in the consolidated statement of financial position. In January 2022, Novartis paid Molecular Partners the upfront fee. The Group will be eligible to receive milestone payments of up to USD 560 million, relating to development, regulatory and commercialization activities, plus tiered royalties based on commercial sale levels from mid-single digit to low double-digit percentages of royalties on net sales of products commercialized by Novartis.
The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20 million (CHF 18.6 million) is being recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan is based on the cost-based method and is measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2023, the Group recognized total revenue of CHF 7.0 million of which CHF 5.7 million related to the recognition of the upfront fee and CHF 1.3 million related to the recharge of employee-related expenses (2022 total revenue of CHF 9.8 million, 2021: CHF nil).
In June and December 2023, the Group increased its estimate of the total future costs required to satisfy the performance obligation under this Novartis collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Novartis. The increase in total estimated future costs is primarily related to the continued development of various DARPin-conjugated radioligand therapeutic candidates.
Future milestone payments and royalties under the agreement will be recognized as revenue at a point in time, when a milestone is achieved or any subsequent sales by Novartis occur.
Novartis Option and Equity Rights Agreement
In October 2020, the Group entered into the Option and Equity Rights Agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep). Under the terms of the agreement, in 2020, the Group received an upfront, non-refundable fee of CHF 20 million for the technology transfer and manufacturing of MP0420. As of December 31, 2021, the entire CHF 20 million has been utilized for the manufacturing of commercial supply for MP0420.
Ensovibep License Agreement
In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to the Group, which was received in 2022. Relatedly, the Group was eligible to invoice Novartis CHF 13.1 million for other items related to ensovibep.
In January 2023 Novartis informed the Group that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development.
On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated.
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit, or the FOPH Agreement
On August 11, 2020, the Group announced the reservation by the FOPH of a defined number of initial doses of the Group's anti-COVID-19 candidate, MP0420. Under the terms of the agreement, the Group received a reservation fee of CHF 7.0 million which resulted in a contract liability of CHF 7.0 million. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, the Group recognized the CHF 7.0 million as revenue in 2022.
License and Collaboration Agreement with Amgen, or the Amgen Collaboration Agreement
In December 2018, the Group entered into a license and collaboration agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506. Under the agreement the Group received a non-refundable upfront payment of USD 50 million. The Group recognized the related revenue using the cost -based method to measure it progress by reference to actual costs incurred in relation to the Group's best estimate of total expected costs to satisfy the performance obligation.
On April 26, 2022 the Group announced that Amgen, had informed the Group of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, the Group recognized the remaining balance of the Amgen contract liability of TCHF 9,653 as revenue in 2022.

During the years ended December 31, 2023, 2022 and 2021, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner.

Revenues by country
in CHF thousands, for the years ended December 31	2023	2022	2021
Revenues Switzerland	7,038	179,903	—
Revenues USA	—	9,653	9,330
Total revenues	7,038	189,556	9,330

Analysis of revenue by major alliance partner
in CHF thousands, for the years ended December 31	2023	2022	2021
Novartis AG, Switzerland	7,038	172,903	—
FOPH, Switzerland	—	7,000	—
Amgen Inc., USA	—	9,653	9,330
Total revenues	7,038	189,556	9,330
Other income
In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services earned during 2022 amounted to TCHF 44 (2021: TCHF 424) and are presented as Other income in the consolidated statement of comprehensive income. No such services were performed during 2023.
6.    Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2023
Cost
At January 1, 2023	9,646	731	1,315	9,616	624	21,932
Additions	397	6	163	—	9	575
Disposals	(303)	(14)	(167)	—	—	(484)
At December 31, 2023	9,740	723	1,311	9,616	633	22,023
Accumulated depreciation
At January 1, 2023	(7,660)	(687)	(1,172)	(4,815)	(364)	(14,697)
Depreciation charge for the year	(711)	(27)	(120)	(1,200)	(70)	(2,128)
Disposals	303	14	167	—	—	484
At December 31, 2023	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Carrying amount at December 31, 2023	1,672	23	186	3,601	199	5,681
The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland.

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2022
Cost
At January 1, 2022	8,754	711	1,199	9,616	607	20,887
Additions	1,019	20	121	—	17	1,177
Disposals	(127)	—	(5)	—	—	(132)
At December 31, 2022	9,646	731	1,315	9,616	624	21,932
Accumulated depreciation
At January 1, 2022	(7,164)	(653)	(1,012)	(3,615)	(298)	(12,741)
Depreciation charge for the year	(623)	(34)	(165)	(1,200)	(66)	(2,088)
Disposals	127	—	5	—	—	132
At December 31, 2022	(7,660)	(687)	(1,172)	(4,815)	(364)	(14,697)
Carrying amount at December 31, 2022	1,986	44	143	4,802	260	7,235
7.    Intangible assets

in CHF thousands	Software
2023
Cost
At January 1, 2023	2,122
Additions	233
Disposals	(59)
At December 31, 2023	2,296
Accumulated amortization
At January 1, 2023	(1,851)
Amortization charge for the year	(292)
Disposals	59
At December 31, 2023	(2,084)
Carrying amount at December 31, 2023	212

in CHF thousands	Software
2022
Cost
At January 1, 2022	1,904
Additions	240
Disposals	(22)
At December 31, 2022	2,122
Accumulated amortization
At January 1, 2022	(1,574)
Amortization charge for the year	(299)
Disposals	22
At December 31, 2022	(1,851)
Carrying amount at December 31, 2022	271

8.    Financial instruments

in CHF thousands	Financial assets at amortized costs
2023
Cash and cash equivalents	67,309
Trade receivables	295
Accrued income	1,131
Short-term time deposits	119,580
Balance at December 31	188,315
2022
Cash and cash equivalents	87,946
Trade receivables	521
Accrued income	679
Short-term time deposits	161,198
Balance at December 31	250,344
The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period. Please also see note 25.

in CHF thousands	Financial liabilities at amortized cost
2023
Trade payables	410
Accrued project costs and royalties	1,827
Lease liabilities	3,652
Other non-employee related accrued expenses	704
Balance at December 31	6,593
2022
Trade payables	997
Accrued project costs and royalties	2,167
Lease liabilities	4,850
Other non-employee related accrued expenses	556
Balance at December 31	8,570
The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value.
9.    Other current assets

in CHF thousands	2023	2022
Prepayments	2,486	3,910
Accrued income	1,131	679
Balance at December 31	3,617	4,589
Accrued income relates to interest income accrued on the Group's balances of cash and cash equivalents and short-term time deposits.

10.    Trade and other receivables

in CHF thousands	2023	2022
Trade receivables	295	521
Value added tax	253	250
Withholding tax	1,339	173
Other receivables	66	75
Balance at December 31	1,953	1,019
Trade receivables are denominated in the following currencies:

in CHF thousands	2023	2022
CHF	—	160
EUR	—	—
USD	295	361
Balance at December 31	295	521
11.    Cash and cash equivalents and short-term time deposits

in CHF thousands	2023	2022
Cash at bank in CHF	57,379	67,611
Cash at bank in EUR	4,948	7,685
Cash at bank in USD	4,829	12,520
Cash at bank in GBP	153	130
Total cash at bank at December 31	67,309	87,946

Short-term time deposits in CHF	77,500	110,000
Short-term time deposits in EUR	—	4,938
Short-term time deposits in USD	42,080	46,260
Total short-term deposits at December 31	119,580	161,198
All short-term time deposits at December 31, 2023 and 2022 were held with Swiss banks. As of December 31, 2023, the deposits denominated in CHF contained six positions with three banks, the deposits denominated in USD contained five positions with two banks. As of December 31, 2022, there were six deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained three positions with three banks and the short-term time deposits in EUR contained one position with one bank. Please refer to note 25.
12.    Shareholders’ equity
In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2023 and 2022, all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish the Company’s pool of treasury shares that the Company can use in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares established in July 2022.
The total amount presented as Treasury shares reserve in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Group.
Classes of share capital
Ordinary share capital
On December 31, 2023, the Company’s issued share capital amounted to CHF 3,635,430 divided into 36,354,297 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future).

Ordinary shares
Shares in issue at December 31, 2020	29,146,992
Issued in relation to June 2021 IPO	3,000,000
Issued in relation to vesting of PSU, RSU and options	145,656
Shares in issue at December 31, 2021	32,292,648
Issued in relation to creation of treasury shares in August 2022	3,500,000
Issued in relation to vesting of PSU, RSU and options	252,058
Shares in issue at December 31, 2022	36,044,706
Issued in relation to vesting of PSU, RSU and options	309,591
Shares in issue at December 31, 2023	36,354,297
The Company’s share capital registered with the Swiss Commercial Register on December 31, 2023 amounted to CHF 3,604,471 divided into 36,044,706 fully paid up registered shares with a par value of CHF 0.10 per share.
The capital increases in 2023 triggered by the option exercises and the vesting of Performance Share Units ("PSU") and Restricted Share Units ("RSU"), from the RSU Plan 2020 and PSU Plans 2020, 2021 and 2022 was registered with the Commercial Register on January 31, 2024.
Authorized share capital
On December 31, 2023, the Company had an authorized share capital in the amount of up to CHF 457,316 which allows for the issuance of up to 4,573,162 fully paid up registered shares with a par value of CHF 0.10 per share, which is valid until April 13, 2024. This authorized capital of up to CHF 457,316 equates to approximately 13% of the existing share capital. As approved by the annual general meeting on April 13, 2022, the authorized share capital was increased by CHF 350,000 from CHF 457,316 to CHF 807,316. In August 2022, the authorized share capital was subsequently reduced by CHF 350,000 from CHF 807,316 to CHF 457,316 due to the creation of treasury shares.
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
Conditional share capital
As of December 31, 2023 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 105,337 through the issuance of up to 1,053,372 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards. During 2023, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation was reduced by CHF 30,959 from CHF 136,296 to CHF 105,337.
In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2023, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged.
In 2023, 2022 and 2021 the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 30,959, CHF 251,957 and CHF 269,552 respectively and all resulted from the issuance of new shares (conditional share capital).
13.    Trade and other payables

in CHF thousands	2023	2022
Trade payables	410	997
Social security	918	1,146
Balance at December 31	1,328	2,143

Trade payables are denominated in the following currencies:

in CHF thousands	2023	2022
CHF	227	790
EUR	161	104
USD	22	103
Balance at December 31	410	997
14.    Accrued expenses

in CHF thousands	2023	2022
Accrued project costs and royalties	1,827	2,167
Accrued payroll and bonuses	5,012	4,763
Other	708	571
Balance at December 31	7,547	7,501
15.    Contract liability
The Group expects the contract liability to be recognized as revenue as follows:

in CHF thousands	Contract liability
Expected revenue recognition in year one after balance sheet date	4,333
Balance at December 31, 2023	4,333

in CHF thousands	Contract liability
Expected revenue recognition in year one after balance sheet date	6,409
Expected revenue recognition in year two after balance sheet date	3,637
Balance at December 31, 2022	10,046
The table below presents the movement on the contract liability:

	Contract liability at January 1,	Additions	Recognized as revenue	Contract liability at December 31,
in CHF thousands	2023			2023
Novartis	10,046	—	(5,713)	4,333
Balance	10,046	—	(5,713)	4,333

	Contract liability at January 1,	Additions	Recognized as revenue	Contract liability at December 31,
in CHF thousands	2022			2022
Amgen	9,653	—	(9,653)	—
Novartis	18,584	—	(8,538)	10,046
FOPH	7,000	—	(7,000)	—
Balance	35,237	—	(25,191)	10,046

in CHF thousands	Current	Non-current	Contract liability
Novartis	4,333	—	4,333
Balance at December 31, 2023	4,333	—	4,333

in CHF thousands	Current	Non-current	Contract liability
Novartis	6,409	3,637	10,046
Balance at December 31, 2022	6,409	3,637	10,046
16.    Additional information on the nature of expenses

Research and development expenses
in CHF thousands	2023	2022	2021
Research consumables and external research and development expenses	(15,892)	(17,154)	(26,342)
Personnel expenses (1), see also note 18	(28,376)	(28,101)	(25,647)
Depreciation and amortization	(2,053)	(1,971)	(2,016)
Intellectual property	(853)	(957)	(636)
Facility expenses	(940)	(854)	(758)
Other research and development expenses	(660)	(703)	(259)
Royalties and license fees, see also note 17	(10)	(1,010)	(60)
Total year ended December 31	(48,784)	(50,749)	(55,718)

Selling, general and administrative expenses
in CHF thousands	2023	2022	2021
Personnel expenses (2), see also note 18	(11,640)	(11,788)	(10,604)
Other administrative expenses	(7,283)	(9,965)	(6,242)
Depreciation and amortization	(367)	(416)	(549)
Facility expenses	(72)	(69)	(60)
Total year ended December 31	(19,362)	(22,238)	(17,454)

Total operating expenses	(68,146)	(72,987)	(73,172)

(1) Research and development non-cash effective pension and share-based compensation costs were TCHF 3,447 in 2023, TCHF 3,856 in 2022 and TCHF 3,045 in 2021.
(2) Selling, general and administrative non-cash effective pension and share based compensation costs were TCHF 2,260 in 2023, TCHF 2,329 in 2022 and TCHF 2,113 in 2021.

17.    Royalties and license fees
The Group holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by the Group is CHF 10,000 per annum.

18.    Personnel expenses

in CHF thousands	2023	2022	2021
Salaries	(27,022)	(27,737)	(25,909)
Share-based compensation (non-cash effective)	(5,207)	(5,088)	(4,085)
Pension costs	(2,632)	(3,192)	(3,059)
Social security costs	(2,201)	(2,399)	(2,535)
Other personnel expenses	(2,954)	(1,473)	(663)
Total year ended December 31	(40,016)	(39,889)	(36,251)

Full-time equivalents and head count	2023	2022	2021
Average number of full-time equivalents	167.8	167.4	158.3
Full-time equivalents at year end	167.5	175.3	163.2
Headcount at year end	182	191	177
18.1    Pension costs and liabilities

in CHF thousands	2023	2022
Defined benefit pension plans
Actuarial assumptions
Discount rate at January 1	2.25%	0.40%
Discount rate at December 31 (1)	1.50%	2.25%
Future salary increases at December 31	2.00%	2.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2023	31.12.2022
Reconciliation of the amount recognized in the statement of financial position
Defined benefit obligation at December 31	56,347	52,529
Fair value of plan assets at December 31	51,627	50,284
Net defined benefit liability at December 31 (2)	4,720	2,245
Components of defined benefit cost in profit or loss
Current service cost (employer)	2,507	3,137
Past service cost	43	—
Interest expense on defined benefit obligation	1,182	231
Interest income on plan assets	(1,126)	(203)
Administrative cost excl. cost for managing plan assets	26	27
Defined benefit cost recognized in profit or loss	2,632	3,192
thereof service cost and administrative cost	2,576	3,164
thereof net interest expense on the net defined benefit liability	56	28
Reconciliation of net defined benefit liability
Net defined benefit liability at January 1	2,245	6,483
Defined benefit cost recognized in profit or loss (3)	2,632	3,192
Remeasurement of net pension liabilities	1,975	(5,334)
Contributions by the employer (3)	(2,132)	(2,096)
Net defined benefit liability at December 31 (2)	4,720	2,245

Reconciliation of defined benefit obligation
Defined benefit obligation at January 1	52,529	54,461
Interest expenses on defined benefit obligation	1,182	231
Current service cost (employer)	2,507	3,137
Contributions by plan participants	1,344	1,317
Benefits (paid)/deposited	(3,918)	2,032
Past service cost	43	—
Administrative cost (excl. cost for managing plan assets)	26	27
Actuarial (gain)/loss on defined benefit obligation	2,634	(8,676)
Defined benefit obligation at December 31	56,347	52,529
Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,644	(12,222)
Actuarial (gain) / loss on changes in demographic assumptions	(10)	—
Actuarial (gain) / loss arising from experience adjustments	(1,000)	3,546
Actuarial (gain)/loss on defined benefit obligation	2,634	(8,676)
Return on plan assets excluding interest income	(659)	3,342
Remeasurement of net pension liabilities	1,975	(5,334)
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	50,284	47,979
Interest income on plan assets	1,126	203
Contributions by the employer	2,132	2,096
Contributions by plan participants	1,344	1,317
Benefits (paid)/deposited	(3,918)	2,032
Return on plan assets excl. interest income	659	(3,342)
Fair value of plan assets at December 31	51,627	50,284
Best estimate of contributions of next year
Contributions by the employer	2,156	2,231
Plan asset classes
Cash and cash equivalents	7,684	7,896
Equity instruments	21,810	20,754
Debt instruments (e.g. bonds)	9,047	8,200
Real estate funds	1,821	1,793
Others	1,792	1,748
Total plan assets at fair value (quoted market price)	42,154	40,391
Others	9,473	9,892
Total plan assets at fair value (non-quoted market price)	9,473	9,892
Total plan assets at fair value at December 31	51,627	50,284
thereof entity's own transferable financial instruments	—	—
thereof property occupied or other assets used by the entity	—	—
Sensitivity (4)
Defined benefit obligation at December 31 with discount rate -0.25%	58,683	54,524
Defined benefit obligation at December 31 with discount rate +0.25%	54,179	50,672
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	55,437	51,699

Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	57,283	53,383
Defined benefit obligation at December 31 with salary increases -0.25%	55,974	52,253
Defined benefit obligation at December 31 with salary increases +0.25%	56,707	52,768
Defined benefit obligation at December 31 with life expectancy +1 year	57,071	53,090
Defined benefit obligation at December 31 with life expectancy -1 year	55,619	51,961
Maturity profile of defined benefit obligation
Weighted average duration of defined obligation in years at December 31	16.2	15.0
Weighted average duration of defined obligation in years at December 31 for active members	16.1	14.8
Weighted average duration of defined obligation in years at December 31 for pensioners	17.3	16.3

(1) Discount rates are based on industry benchmarks related to benefits with a 20 year duration.
(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 343 (2022: TCHF 307; 2021: TCHF 257) for accrued sabbatical cost.
(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of comprehensive income of which TCHF 390 are research and development costs (2022: TCHF 846; 2021: TCHF 837) and TCHF 110 are selling, general and administrative costs (2022: TCHF 250; 2021: TCHF 235).
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

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated:

in CHF thousands	2023	2022	2021

Components of defined benefit cost in profit or loss
Current service cost (employer)	2,507	3,137	3,097
Past service cost	43	—	(94)
Interest expense on defined benefit obligation	1,182	231	114
Interest income on plan assets	(1,126)	(203)	(86)
Administrative cost excl. cost for managing plan assets	26	27	27
Defined benefit cost recognized in profit or loss	2,632	3,192	3,059
thereof service cost and administrative cost	2,576	3,164	3,031
thereof net interest expense on the net defined benefit liability	56	28	28

Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,644	(12,222)	(2,303)
Actuarial (gain) / loss on changes in demographic assumptions	(10)	—	(2,432)
Actuarial (gain) / loss arising from experience adjustments	(1,000)	3,546	(773)
Actuarial (gain)/loss on defined benefit obligation	2,634	(8,676)	(5,508)
Return on plan assets excluding interest income	(659)	3,342	(2,504)
Remeasurement of net pension liabilities	1,975	(5,334)	(8,012)

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
As of December 31, 2023 and December 31, 2022, an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014. All these options are fully vested at the reporting date.
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
•LTI plans 2023 established in March 2023
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
PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board PSUs will vest at the end of a three year cliff-vesting period. PSUs granted to all employees under PSU plans prior to 2021 will continue to vest at the end of a three-year cliff-vesting period.
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
As of December 31, 2023, 1,347,983 PSUs and 182,678 RSUs were outstanding. As of December 31, 2022, 604,800 PSUs and 96,001 RSUs were outstanding.

18.2.3    Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements
The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates:

RSU/PSU, conditions and assumptions	2023	2022
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 4, 2023	April 13, 2022
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	120,144	33,015
Number of PSU granted	1,162,228	307,137
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	3.86 - 6.16	6.55 - 18.88
Vesting period for RSU (years)	1.00	1.00
Full contractual life for RSU (years)	3.00	3.00
Vesting period for PSU (years), Management Board	3.00	3.00
Vesting period for PSU (years), employees excluding Management Board	3.00 (pro-rata annual vesting)	3.00 (pro-rata annual vesting)
Full contractual life for PSU (years)	3.00	3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	67.08 - 77.51	64.69 - 76.84
Risk-free interest rate p. a. (%) / CHF LIBOR / Common shares	(0.24) - 1.17	(0.54) - (0.71)
Expected volatility on NBI	23.36 - 28.66	25.89 - 28.16
Risk-free interest rate p. a. (%) / USD LIBOR / NBI	5.30 - 6.04	0.58 - 4.78
Expected volatility on SPI	13.20 - 17.27	15.57 - 17.02
Risk-free interest rate p. a. (%) / CHF LIBOR / SPI	(0.24) - 1.17	(0.54) - (0.71)
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	5.20	17.08
Latest expiry date	Sep 30, 2026	Sep 30, 2025
Valuation model	Monte Carlo	Monte Carlo
Additional comments:
•Expected volatility: Historical share prices of the Company have been used.
•The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2022 and 2023 PSU Plans.

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2021	962,022	2.35	318,902	6.87	643,120	0.10
Granted	340,152	0.10	—	—	340,152	0.10
(Performance adjustment) (1)	—	0.10	—	—	—	0.10
(Forfeited) (2)	(63,990)	0.10	—	—	(63,990)	0.10
(Expired)	(3,220)	5.40	(3,220)	5.40	—	—
(Exercised options, vested PSU / RSU) (3)	(252,058)	1.00	(33,577)	6.85	(218,481)	0.10
Balance outstanding at December 31, 2022	982,906	2.05	282,105	6.89	700,801	0.10
Granted	1,282,372	0.10	—	—	1,282,372	0.10
(Performance adjustment) (1)	(79,703)	0.10	—	—	(79,703)	0.10
(Forfeited) (2)	(63,218)	0.10	—	—	(63,218)	0.10
(Expired)	—	—	—			—
(Exercised options, vested PSU / RSU) (3)	(309,591)	0.10	—		(309,591)	0.10
Balance outstanding at December 31, 2023	1,812,766	1.16	282,105	6.89	1,530,661	0.10

(1) Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
(2) Forfeited due to service conditions not fulfilled
(3) The weighted average share prices at the dates of exercising options during the year 2022 amounted to CHF 22.35. There were no options exercised in 2023.
The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2023:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Thereof exercisable options
Options
6.06	15,450	0.4	15,450
6.94	266,655	0.7	266,655
PSU/RSU
0.10	1,530,661	1.4
Total	1,812,766		282,105

The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2022:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Thereof exercisable options
Options
6.06	15,450	1.4	15,450
6.94	266,655	1.7	266,655
PSU/RSU
0.10	700,801	1.1
Total	982,906		282,105
The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows:

in CHF thousands	2023	2022	2021
Research and development	3,057	3,010	2,208
Selling, general and administrative	2,150	2,078	1,877
Total year ended December 31	5,207	5,088	4,085
19.    Financial income and financial expense
Financial income

in CHF thousands	2023	2022	2021
Interest income on financial assets held at amortized costs	4,279	1,142	99
Net foreign exchange gain	—	717	92
Total year ended December 31	4,279	1,859	191
Financial expense

in CHF thousands	2023	2022	2021
Net foreign exchange loss	(5,106)	—	—
Negative interest on financial assets held at amortized costs	—	(562)	(495)
Interest expense on leases	(34)	(43)	(53)
Other financial expenses	(15)	(14)	(8)
Total year ended December 31	(5,155)	(619)	(556)
20.    Income Taxes
Current taxes
The Company generated taxable losses in 2023 and 2021 whereas in 2022 the Company generated a taxable profit in Switzerland. In 2023, the Company did not have to pay or accrue any income taxes during the reporting period, as the Company incurred a taxable loss in 2023. Any potential future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate (after tax) for the year 2023 is 19.3% (2022: 19.4%; 2021: 19.4%).
Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York.

For the year ended December 31, 2023, current income tax expense of TCHF 0.4 (or in thousands of US Dollars ("TUSD") 0.5) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2022: tax expense of TCHF 0.3 (TUSD 0.3) and for the year ended December 31, 2021: tax credit of TCHF 2 (TUSD 2)). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% U.S. federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York).
Deferred taxes
The Company's net loss before income taxes amounted to TCHF 56,285 in 2023 whereas the prior years generated a net income before income taxes of TCHF 124,020 in 2022 and a net loss before income taxes of TCHF 58,632 in 2021. The cumulative tax losses as of December 31, 2023 of TCHF 144,483 may be used as tax loss carry forwards to offset future taxable income over a period of seven years.
No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2023, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19 for a total of TCHF 4,720, see also note 18.1) due to the tax losses carried forward. Income tax expense has been calculated for the year ending December 31, 2023, based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2023.
Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences.
The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2023	2022
2027	(29,566)	(29,566)
2028	(58,632)	(58,632)
2030	(56,285)	—
Total tax loss carry forwards as at December 31	(144,483)	(88,198)
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

	2023	2022	2021
Weighted average number of shares used in computing basic earnings per share	32,770,665	32,469,957	31,005,171
Weighted average number of shares used in computing diluted earnings per share	32,770,665	33,265,567	31,005,171

At December 31, 2023 and December 31, 2021, all potential ordinary shares were anti-dilutive (1,526,976 and 835,422). At December 31, 2022, the number of shares that were dilutive, is 795,610.
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
Set out below are the carrying amounts of the lease liabilities and the movements during the period:

in CHF thousands	2023	2022
as at January 1,	4,850	6,039
Additions / new leases	—	—
Remeasurements	—	—
Recognition of interest on lease liabilities	34	43
Payments	(1,232)	(1,232)
Balance as at December 31,	3,652	4,850

Current	1,208	1,198
Non-current	2,444	3,652
Balance as at December 31,	3,652	4,850

The following are the expense amounts recognized in the consolidated statement of comprehensive income.

in CHF thousands	2023	2022	2021
Depreciation on right-of-use assets	1,200	1,200	1,200
Interest expense on lease liabilities	34	43	53
Short term leases	—	—	—
Total amount recognized in profit or loss	1,234	1,243	1,253
The total cash outflow for leases for the year ended December 31, 2023 amounted to TCHF 1,232 (year ended December 31, 2022 TCHF 1,232; year ended December 31, 2021 TCHF 1,232).

Contractual maturities of financial liabilities at December 31, 2023 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	1,232	—	3,696	3,652

Contractual maturities of financial liabilities at December 31, 2022 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	2,464	—	4,928	4,850
23.    Related party disclosures
Compensation costs of key management, which includes executive management and the Board of Directors, are as follows:

in CHF thousands	2023	2022	2021
Short-term employee benefits	2,761	3,159	2,423
Post-employment benefits	253	297	203
Share-based compensation	1,914	2,111	1,784
Total year ended December 31	4,928	5,567	4,410
24.    Capital commitments
As of December 31, 2023 and December 31, 2022, the Group did not have any capital commitments.
25.    Financial risk management
Foreign exchange risk
In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR.
During 2023 and 2022, the Group did not enter into any forward currency transactions. No forward currency transactions were outstanding as of December 31, 2023 and 2022.
The following table demonstrates the sensitivity to a reasonably possible change in exchange rates for the Group's main foreign currencies, USD and EUR, with all other variables held constant, of the Group’s result before taxes. There is no direct impact on the Group’s equity.

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions
2023	+10%	4,718
	-10%	(4,718)
2022	+10%	5,904
	-10%	(5,904)
2021	+10%	6,633
	-10%	(6,633)
EUR Positions
2023	+10%	479
	-10%	(479)
2022	+10%	1,252
	-10%	(1,252)
2021	+10%	2,019
	-10%	(2,019)
Interest rate risk
Molecular Partners earns interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in four different Swiss banks to optimize interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.
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

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions
2023	+0.5%	674
	-0.5%	(674)
2022	+0.5%	888
	-0.5%	(888)
2021	+0.5%	323
	-0.5%	(323)
USD Positions
2023	+0.5%	235
	-0.5%	(235)
2022	+0.5%	294
	-0.5%	(294)
2021	+0.5%	234
	-0.5%	(234)
EUR Positions
2023	+0.5%	25
	-0.5%	(25)
2022	+0.5%	63
	-0.5%	(63)
2021	+0.5%	102
	-0.5%	(102)
Credit risk
The maximum credit risk on financial assets corresponds to the carrying amounts of the Group’s cash and cash equivalents, short-term time deposits and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.
The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2023 of AAA (Zürcher Kantonalbank), AA (Luzerner Kantonalbank) and A+ (UBS and Credit Suisse) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.
The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

The maximum credit risk as of the balance sheet date was as follows:

Credit risk
in CHF thousands	2023	2022
Cash and cash equivalents	67,309	87,946
Trade receivables	295	521
Accrued income	1,131	679
Short-term time deposits	119,580	161,198
Total credit risk as at December 31	188,315	250,344
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
26.    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The amended complaint sought unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased the Company's American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. Plaintiffs filed their opposition on September 7, 2023 and the Company and named individual defendants filed their reply brief on October 5, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice and gave plaintiff the opportunity to amend the complaint by February 26, 2024. On February 23, 2024, plaintiff filed a stipulation of dismissal with prejudice On February 29, 2024 the court ordered the case closed.

27.    Events after the balance sheet date
On January 5, 2024 the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021.
Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target.
Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials. Additional agreements are being put in place for future development and commercialization of any potential programs that proceed into the clinical stage of development.
On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated.
No other events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading.