Form 20-F
period 2024-12-31
MOLECULAR PARTNERS AG
filed 2025-03-06
CIK 1745114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Ordinary shares, CHF 0.10 nominal value per share: 40,363,095 ordinary shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
•our financial performance;
•the impact of macro-economic factors, including inflation, the U.S Federal Reserve and other financial regulatory agencies raising interest rates, political conditions, changes in trade policies and geopolitical conflicts in Europe and the Middle East on our business, operations and prospects and on our clinical trials;

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
•All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly MP0533, MP0317 and MP0712 and product candidates that we have licensed to our partners, are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

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

•We depend on our information technology systems and those of certain third parties, and any failure of these systems could harm our business. Security incidents and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

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
Since our inception, we have incurred significant operating losses, including negative net results, attributable to shareholders. As of December 31, 2024, we had cumulative losses of CHF 246.3 million. For the year ended December 31, 2024, we recorded negative net result, attributable to shareholders of CHF 54.0 million and for the year ended December 31, 2023, we incurred positive net result, attributable to shareholders of CHF 62.0 million.
Our historical losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities that, together with anticipated selling, general and administrative expenses, may result in incurring losses in future periods. Our losses, among other things, will continue to cause our working capital and shareholders' equity to decrease. We anticipate that our expenses will increase substantially if and as we:
•initiate a new clinical trial of MP0317 (in combination with other therapies), one of our product candidates in our oncology program;
•continue to prepare for and complete and potentially expand the Phase 1 clinical trial of MP0533, our CD3 T-cell engaging candidate against acute myeloid leukemia or AML;
•continue to prepare for and potentially initiate a Phase 0 and Phase 1 clinical trial of MP0712, our DLL3 targeting Radio DARPin Therapy, or RDT against small cell lung cancer in collaboration with subsidiaries of Orano SA, or Orano Med.
•seek to enhance our Designed Ankyrin Repeat Protein, or DARPin, technology and build on our proprietary product pipeline;
•continue our research activities for MP0712 and other suitable candidates within the Radio DARPin Therapy, or RDT, space, such as the DLL3 program in collaboration with Orano Med;
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

We expect that our existing cash, cash equivalents, together with anticipated funding through collaborations, will enable us to fund our operating expenses and capital expenditure requirements wel into 2027. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for our product candidates will depend on many factors, including:
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
All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly MP0533, MP0317, and MP0712 and product candidates that we have licensed to our partners, are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
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
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. For example, our therapeutics in oncology and ophthalmology has in the past and may in the future result in the creation of anti-drug antibodies that can neutralize the effects of the therapeutic, require that higher doses be used to obtain a therapeutic effect or cause adverse events. Whether anti-drug antibodies will be created and how they react can often not be predicted from nonclinical or even clinical studies, and their detection or appearance can be delayed. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.
Some of our product candidates, such as MP0533 and MP0317, the lead product candidates from our oncology program, and also MP0712 and other potential future RDT product candidates, utilize novel mechanisms of action which may result in greater research and development expenses, regulatory and development or CMC and supply chain issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with the novel mechanisms of action. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanisms of action also means that fewer people are trained in or experienced with product candidates of such type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Any such events could adversely impact our business prospects, financial condition and results of operations.
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
From time to time, we may publish interim, topline or preliminary data from our clinical trials. Preliminary and interim data from our clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary and interim data should be viewed with caution until the final data are available. Adverse changes in the final data compared to the interim data could significantly harm our business prospects. Moreover, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis.
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
Adverse side effects that may be caused by any of our product candidates could negatively impact the public perception of and commercial opportunities for all of our product candidates. The clinical and commercial success of our product candidates will depend in part on the absence of negative side effects caused by our product candidates. Even if an adverse side effect that results from one of our product candidates is unlikely to occur in our other product candidates, all of our product candidates could be adversely affected because the negative side effect may be perceived to be a likely side effect of all of our product candidates. Infusion-related reactions have been seen in MP0533 and MP0317, and, while manageable, such reactions may limit the tolerability profile of a product candidate or its potential for combination with other medication. These adverse events may negatively affect the perception of the DARPin platform, the commercial opportunity for our product candidates or cause us to suspend clinical trials. In addition, if public perception is influenced by claims that radioligands or specific therapies within radioligands are unsafe or less safe than available alternatives, our product candidates may not be accepted by the general public or the medical community.
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
•we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

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
There have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the new administration will impact the ACA and our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect until 2032 unless additional U.S. Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things (i) directs the U.S. Department of Health and Human Services ("HHS") to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for 11 years covered under Medicare (the “Medicare Drug Price Negotiation Program") and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. It is unclear whether these or similar policy initiatives will be implemented in the future. In addition, Congress is considering additional health reform measures.

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
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

•the U.S. federal civil and criminal false claims and civil monetary penalties laws, including, without limitation, the civil False Claims Act (which can be enforced through "qui tam," or whistleblower actions, by private citizens on behalf of the federal government), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U..S. federal government;
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
•the U.S. federal physician payment transparency legislation, commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services ("CMS") information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•European and other foreign law equivalents of each of the above laws, including reporting requirements detailing interactions with and payments to healthcare providers.
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
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Additionally, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our tests, less favorable coverage policies and reimbursement rates may be implemented in the future. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.
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
There can be no assurance that our product candidates will fulfil the criteria required to obtain necessary regulatory approval to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates. Each of the FDA, the EMA and other comparable foreign authorities may impose its own requirements, may discontinue an approval or revoke a license, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by the FDA, the EMA or one or more other comparable foreign authority. The FDA, the EMA or other comparable foreign authorities may also approve a product candidate for fewer or more limited indications or patient sub-segments than requested or may grant approval subject to the performance of post-marketing studies. The EMA's, the FDA's or other regulatory authority's approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons could include, among others, the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety, purity or potency, or efficacy, during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved the FDA, the EMA or other comparable foreign authorities or that products will be approved for marketing by such regulatory authorities in any pre-determined indication or intended use. Any of the FDA, the EMA and other comparable foreign authorities may disagree with our interpretation of data submitted for their review.
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

Future adverse events in research into the oncology fields that we focus our research efforts on, or the biopharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.
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
We and the third parties with whom we work are subject to stringent and changing U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to privacy, data protection, and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), regulatory investigations or actions, litigation (including class claims), fines and penalties, disruption of our business operations, and/or adverse publicity and could negatively affect our operating results and business.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (commonly known as processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and third parties on our behalf.
In the United States, numerous federal and state laws, rules and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commissions Act) that govern the collection, processing of personal information, including health-related personal information, apply to our operations and the operations of our collaborators. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we may be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act, or CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA allows for statutory fines for noncompliance and includes a private right of action for certain data breaches. Although the CCPA and other state privacy laws exempt some data processed in the context of clinical trials, if we were to become subject to these laws, they may increase legal risk and compliance costs for us and the third parties with whom we work. Data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the Swiss Federal Act on Data Protection, or FADP, applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The Swiss Information Security Act also applies to certain companies and sets forth reporting obligations for certain cybersecurity incidents. The European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, companies may face private litigation related to processing of personal data brought not only by individuals but also by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Additionally, EU member states are also able to legislate separately on health and genetic data, and we must comply with applicable local laws where we operate.
Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, Switzerland and the EU and UK GDPR impose strict rules on the transfer of personal data outside of Switzerland, the European Economic Area (EEA) or the United Kingdom respectively, to countries which are deemed to have inadequate levels of data protection safeguards in place, such as the United States. There are currently various mechanisms that may be used to transfer personal data from the EEA, UK, and Switzerland to other countries, including the United States, in compliance with law, such as the EEA Standard Contractual Clauses, or SCCs, the UK’s International Data Transfer Agreement/Addendum and the EU-U.S. Data Privacy Framework and the UK and Swiss extensions thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework). Currently, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these or other mechanisms to lawfully transfer personal data to the United States. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Switzerland, Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Switzerland, Europe and elsewhere; limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws; or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our collaborators to impose specific contractual restrictions on their service providers. We publish privacy policies, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Our employees and personnel use generative artificial intelligence (“AI”) technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and has in the past and may in the future necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

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
We currently have collaborative research relationships with the University of Bern for MP0533, Orano Med for Radio-DARPin therapies, University of Freiburg and Paul Scherrer Institute for Radio-DARPin therapies and with Novartis, primarily for Radio-DARPin therapies. We have had and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights and other proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these intellectual property and other proprietary rights.
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
We do not and will not have access to all information regarding the product candidates being developed and potentially commercialized by Novartis under our collaboration, including potentially material information about clinical trial design and execution, safety reports from clinical trials, spontaneous safety reports if the product is later approved and marketed, regulatory affairs, process development, manufacturing, marketing and other areas known by Novartis. In addition, we have confidentiality obligations under our agreement with Novartis. Thus, our ability to keep our shareholders informed about the status of product candidates under our collaboration will be limited by the degree to which Novartis keeps us informed and allows us to disclose such information to the public.
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

In addition, our licensees have the right to make decisions regarding the development and commercialization of product candidates under the collaborations without consulting us and may make decisions with which we do not agree. For example in January 2024, Novartis, our collaboration partner for ensovibep, informed us of its decision to return the global rights for ensovibep to us following the end of COVID-19 pandemic. Conflicts between our licensees and us may arise if there is a dispute about the progress of the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property developed during the course of our collaboration agreements. If any of our licenses terminate with our licensees, it may be necessary for us to assume responsibility at our own expense for the development of the applicable product candidates. In that event, we would likely be required to limit the size and scope of one or more of our programs or increase our expenditures and seek additional funding, which may not be available on acceptable terms or at all, which would materially adversely affect our business, financial condition and results of operations.
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
Our success depends, in part, on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” The biotechnology and pharmaceutical industries in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, companies producing therapeutics in the oncology fields have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement, misappropriation or other violation that may be asserted by third parties against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.
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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Dr. Patrick Amstutz, our Chief Executive Officer, Dr. Alexander Zürcher, our Chief Operating Officer, Dr. Michael Tobias Stumpp, our EVP Projects, Dr. Philippe Legenne, our Chief Medical Officer and Renate Gloggner, our EVP People and Culture.
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

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax loss carryforwards that we have generated in prior years. For instance, as of December 31, 2024, we had substantial tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. If not used, tax loss carryforwards for Swiss corporate income tax purposes expire seven years after the tax year in which they were incurred. Due to our limited future / expected income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and therefore will not be able to be used to offset future taxable income for Swiss corporate income tax purposes. Furthermore, any tax loss carry forwards that we report on our Swiss tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
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
The standard effective corporate tax rate in Schlieren, Canton of Zurich, can change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2024 in Schlieren, Canton of Zurich, is approximately 19.3%.
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
•impact of macroeconomic factors, including inflation, the U.S. Federal Reserve raising interest rates, political conditions, changes in trade policies and geopolitical conflicts in Europe and the Middle East, on the global economy or financial markets; or
•price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs and/or ordinary shares.
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
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our ADSs and our ordinary shares could decline significantly. As of December 31, 2024, we had 40,363,095 ordinary shares outstanding including 3,500,000 treasury shares held through our wholly-owned subsidiary Molecular Partners Inc. and 3,000,000 ADS representing our ordinary shares issued and outstanding. In addition, ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
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
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are characterized as a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. E Taxation – Material U.S. Federal Income Tax Consequences for U.S. Holders” below) hold our ADSs, U.S. Holders of our ADSs may suffer adverse tax consequences regardless of whether we continue to qualify as a PFIC, including having gains realized on the sale of our ADSs treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. Holders, and having interest charges apply to certain distributions by us and gains from the sales of our ADSs.
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
General Risks
If our data or information technology systems, or those of the third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, regulatory investigations or actions; litigation; fines and penalties;

disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.
We collect and maintain information in digital and other forms that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we process confidential and sensitive data, including personal data (such as health-related data), intellectual property, and proprietary business information (collectively, sensitive information). We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors have access to certain of our sensitive information. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.
Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and have generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products.
We and third parties with whom we work are also be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing and credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, personnel misconduct or error, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our business operations.
In addition, the prevalent use of mobile devices that access confidential information increases the risk of lost or stolen devices and security incidents, which could lead to the loss of sensitive information. Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to conduct our business. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.
We have expended significant resources and may continue to do so in the future or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain certain security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We experience such security incidents of varying degrees from time to time, and we incur costs in protecting against or remediating such security incidents.
We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems, but we may not, however, detect, mitigate, or remediate all such on a timely basis. Vulnerabilities could be exploited and result in a security incident. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents, including affected individuals, customers, regulators and investors. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include governmental enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data); financial loss; and other similar harms.
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
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s use of generative AI technologies.

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
B. Business Overview
We are a clinical-stage biotechnology company pioneering the design and development of DARPin therapeutics for medical challenges that other drug modalities cannot readily address. We have programs in various stages of preclinical and clinical development, currently with main focus on oncology. DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drug candidates based on natural binding proteins that have the potential to unlock new dimensions of multi-functionality and multi-target specificity in drug design. Our DARPin platform allows us to generate product candidates with multiple mechanisms of action, or MoAs, - such as immune cell engagers and radiotherapy, to address complex biological problems. We believe the DARPins' flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability offer benefits to drug design over other currently available protein-based therapeutics.
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
Our Pipeline
We believe our DARPin therapies have the potential to address defined medical problems that are not addressable by other drug classes. We currently remain focused on oncology through our robust pipeline of clinical and preclinical programs, with particular attention to MP0533 for the treatment of acute myeloid leukemia, or AML, and MP0317 for the treatment of advanced solid tumors, the Radio-DARPin Therapy, or RDT, platform and pipeline, and other next-generation immune cell engagers leveraging the Switch-DARPin platform.
Our pipeline chart as of March 2025 is illustrated below:

*The co-development agreement with Orano Med includes up to ten potential oncology candidates including DLL3 and mesothelin, or MSLN.

While our DARPin candidates have distinct therapeutic features and particular targets, each DARPin therapeutic modality can be utilized across multiple programs. Our pipeline programs benefit from the learnings of earlier discoveries, such as:
•Multi-specificity and avidity-driven selectivity to boost tumor specificity for our product candidate MP0533, a tetra-specific T cell engager for AML;
•The use of fibroblast activation protein, or FAP, as localized activator for MP0317;
•"Stealth DARPins" whereby the DARPin backbone surface is engineering and which are used in our Radio-DARPin programs, allowing for reduced kidney accumulation; and
•Switch-DARPins, that combine two distinct target specificities on a single DARPin domain, resulting in targeted and conditional effector functions and safer systemic delivery.

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
As our name indicates, partnership and collaboration are at the core of our company, our research activities and our therapeutic designs. Molecular Partners embodies an international working environment comprised of over 155 individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. Stemming from our long-standing goal of improving the lives of patients with cancer, we are a group dedicated to moving the needle of medicine. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
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
b.Continue to optimize and expand our pipeline of Radio-DARPin Therapeutics (RDTs). Significant efforts have been put into demonstrating both reduced kidney accumulation, and increased tumor accumulation of our RDTs. These platform learnings will allow us to explore multiple tumor targets not readily addressable by other therapeutic platforms. This potential has been demonstrated preclinically with our DLL3 program. Additional data for our MSLN program is expected to be released in 2025, as well as other targets which we plan to introduce in the coming years.
c.Unlock novel biological solutions and expand therapeutic applications of clinically validated DARPin approaches. As the inventors of the DARPin class of drugs, we believe we are the world leaders in DARPin engineering and research. With this expertise, we have developed a strategy of unlocking various technical hurdles which may limit other discovery platforms, and then expanding our clinical product candidates based upon each technological solution. Examples of this include the tumor-localized activation of our oncology program MP0317, the avidity-driven mechanism of MP0533, the "Stealth DARPin" which we invented to reduce kidney accumulation of our radio-pharmaceutical programs, and the Switch-DARPin which enables a logic-gated, conditional activation of immunity.

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
i.This strategy has allowed us to pursue major therapeutic innovations for the DARPin platform, often in parallel, across our oncology focus areas. To this end, we continue to support our partners across our portfolio as we advance our Radio DARPin-Therapy Platform, both independently and in collaboration with Novartis and Orano Med; and our research collaboration with the University of Bern for MP0533 and also University of Freiburg and the Paul Scherrer Institute for RDT.
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
Our DARPin Platform
Our DARPin platform was invented over 20 years ago by the co-founders of our company, who were then researchers at the University of Zurich. DARPin molecules were discovered as a result of our co-founders’ quest to find a versatile protein-based therapeutic class that was highly differentiated from antibodies. The ability to design multi-specific molecules, along with the ease of use and manufacturing, made the DARPin technology an ideal platform for us from which to develop treatments beyond traditional protein therapeutics. The foundational technology we use in our DARPin platform to generate our product candidates was initially licensed to us by the University of Zurich. Leveraging our DARPin platform, we have designed product candidates with MoAs that we believe have the potential to offer therapeutic options to patients with higher efficacy and fewer adverse events compared to the current standard of care. Among these multiple MoAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate, neutralize viruses, adjust half-life as needed and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.
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

Benefits and Advantages of our DARPin Platform over Traditional Approaches

We believe the benefits of our DARPin platform include:
•Capacity to find and address new biology on known targets
Using our DARPin approach, we are able to select proteins that bind to known targets in novel ways, thereby unlocking additional therapeutic solutions. For example, we can achieve conditional activation where the molecule will activate only in the presence of a particular tumor-associated antigen, or TAA. One of our product candidates, MP0533 utilizes the power of multi-specific targeting to potentially enhance efficacy and minimize tumor resistance through simultaneously targeting three known antigens associated with AML, which, to our knowledge, had not previously been addressed in one molecule. In addition, the RDT platform highlights the potential to use DARPins specifically tailored for use with radio-isotopes, can potentially expand the universe of targets for the treatment of cancer with radiotherapy.

•Flexible architecture to engage and locally activate immune cells
Immune-mediated therapies rely on the activation of a patient’s immune response to fight tumors. In some cases, blocking negative checkpoint signals can produce a deep and durable effect in stopping the growth of, and regressing, tumors. We believe that our DARPin platform is well suited for the combined approaches of blocking negative checkpoint signals and engaging and activating immune cells. We have unlocked approaches that utilize DARPins to direct tumor-localized activation of immune cells, resulting in the selective activation of immune cells within a tumor, which may potentially avoid systemic adverse events. One such DARPin product candidate, MP0317, is designed to cluster, thereby locally activating immune cells more effectively. MP0317 is a tumor-restricted CD40 immune-cell activator for the potential treatment of FAP-positive cancers. Our current Phase 1 program for the treatment of AML and MDS, MP0533, has shown initial clinical activity with our first T-cell engaging CD3 DARPin. Since demonstrating this initial activity, the use of CD3 DARPins in future programs could prove highly useful in treating cancers. Additionally, our Switch-DARPin platform uses a dual-binding logic-gated DARPin (i.e. the Switch) to provide an "on/off" function to the multispecific DARPin candidate. The Switch function is modulated according to the presence of defined targets as well as their relative proximity and affinity to the Switch, thereby allowing conditional activation of targets. The goal of the Switch-DARPin platform is the activation of a highly specific targeted immune response.
•Ability of DARPin product candidates to target multiple escape pathways in parallel
When cancer cells are targeted by conventional therapies, they often develop resistance by loss of target, mutational escape or activating multiple escape pathways at once. To create effective products, we believe that we must understand the dynamics of these escape pathways and then target their key components in parallel. We believe our DARPin product candidates are ideally suited for this approach because of their ability to bind to multiple targets and inhibit multiple escape pathways at once. Our approach allows us to efficiently test product candidates to determine the affinity and target binding of our DARPins in the relevant setting. The most effective combination of DARPins is assembled into one DARPin product candidate for further product development. These DARPin product candidates can demonstrate cooperative binding, leading to high potency and preventing escape.

•High stability and microbial manufacturing to enable high yields at scale
All of our DARPin product candidates are constructed to benefit from high-yield microbial manufacturing. Unlike manufacturing using mammalian cell lines, productions of DARPin molecules via microbial manufacturing allow for several key competitive advantages, including the ability to manufacture clinical batches every seven to ten days, versus a 30-day mammalian campaign. This advantage is critical to allow drug supply on a global scale. Additional benefits include high production yield of raw drug substance, 12-15g/L for example, as well as high thermal stability, with certain programs demonstrating shelf stability at 4 degrees centigrade for several years.
Background of Our DARPin Platform: A Source of Virtually Unlimited Binding Proteins
The fundamental building block for all of our DARPin product candidates is the single DARPin. A DARPin consists of an engineered protein base structure, which we refer to as the scaffold. The DARPin scaffold is formed from consecutive copies of ankyrin repeat proteins, which are chains of 33 amino acids stacked together. The scaffold can be generated to provide a binding site to specifically recognize, or permit binding to, a desired target protein or other molecule, similar to how monoclonal antibodies can be generated to recognize a single target antigen. We have developed and upgraded our libraries to include over one trillion DARPins, each of which can potentially bind to a specific target structure. From this library we can screen and select DARPins within weeks that are highly specific and have high affinity for any given target structure. We use these selected DARPins to build our product candidates.
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
Our accumulated preclinical and clinical experience of developing and testing DARPin candidates has allowed us to establish an intellectual property portfolio that, as of December 31, 2024, included over 200 granted patents and over 200 additional pending U.S. and foreign patent applications across more than 30 patent families, covering both core and derivative aspects of our DARPin platform.
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
Tumor-Localized Immune Activation: MP0533 and MP0317 Product Candidates
We are currently developing and assessing two oncology product candidates which activate immune cells at the tumor site:
•MP0533, which targets CD3, CD70, CD123 and CD33 for the treatment of AML and MDS;
•MP0317, which allows for tumor-restricted immune-cell CD40 activation for the treatment of FAP positive cancers;

MP0533 and MP0317 both utilize novel mechanisms of action, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects. See “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates—Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.”
MP0533: DARPin Product Candidate Targeting CD3, CD70, CD123 and CD33 for the Treatment of AML and MDS (r/r AML and AML/MDS)
MP0533 is our novel tetra-specific T cell-engaging DARPin, which simultaneously targets the antigens CD33, CD123 and CD70 on AML cells as well as the immune activator CD3 on T cells.

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
In January 2023, the first patient was dosed in our Phase 1/2a clinical trial of MP0533 for patients with r/r AML and AML/MDS. In December 2023, we presented positive initial data from the first four dosing cohorts at the 65th American Society of Hematology (ASH Annual Meeting and Exposition). The results from the first 11 patients treated with MP0533 indicated an acceptable safety profile as of the data cut-off across all four dosing regimens, or DRs, with no dose-limiting toxicities observed. The most frequently reported MP0533-related adverse events were infusion-related reactions and CRS (all Grade 1-2). Two responders were observed at the time of presentation, including a patient achieving complete response (CR) in DR 4 and another patient with morphological leukemia-free state (MLFS) in DR 3. These responses are particularly notable for having occurred at dose levels below those predicted as therapeutically active.
Dose escalation in cohorts 1–7 showed an acceptable safety profile and initial activity, yet with unsustained responses (four responders reported and encouraging blast reductions were observed across additional patients), as presented in December 2024 at the American Society of Hematology (ASH) meeting.
The study protocol is being amended to improve the exposure profile of MP0533 based on the learnings from the dose escalation. In the ongoing cohort 8, an additional dosing timepoint was introduced to allow steeper step-up and more frequent dosing to reach the MP0533 target dose faster. Initial data of this cohort indicates increased rates and depth of responses, with three out of eight patients currently being evaluated demonstrating responses to date (data cutoff December 16, 2024). The amended protocol foresees, pending regulatory approval, further dose densification and premedication to mitigate loss of exposure for cohorts 9–10, with the objective of further increasing the rate, depth and duration of responses observed in cohort 8. Data on the amended dosing scheme is expected in 2025.
MP0317: DARPin Product Candidate Targeting FAP x CD40
Our second DARPin product candidate, MP0317, has the following features:
•Designed to activate CD40 only in FAP-high tumor tissue.
•Localized activation by FAP targeting underpins the therapeutic benefits while expanding the range of immune cell activation.
•Designed to reinforce the effect of other immune stimulating therapies.
•Positive dose-escalation data from the Phase 1 clinical trial in patients with advanced solid tumors presented at the Society for Immunotherapy of Cancer, or SITC, in the fourth quarter of 2023.

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
In November 2023, we presented additional positive dose-escalation data from the Phase 1 clinical trial of MP0317 in patients with advanced solid tumors at the 38th Annual Meeting of SITC. These data from 46 patients supported our earlier reported findings at the 2023 ASCO Annual Meeting of MP0317-induced CD40 activation and related remodeling of the tumor microenvironment. At the time of the presentation, MP0317, as a monotherapy, continued to display a favorable safety profile across all dosing cohorts up to the highest planned dose (0.03-10 mg/kg in every 3-weeks or weekly schedules). In November 2024, we presented comprehensive biomarker analyses from the completed Phase 1 dose escalation trial of the localized CD40 agonist MP0317 in solid tumors at the 39th Annual Meeting of SITC.
Discussion are ongoing with leading academic centers regarding potential investigator-initiated combination trials of MP0317 in 2025, in combination with immune checkpoint inhibitors and additional standard of care.

Our Radio-DARPin Therapy (RDT) Platform

Targeted radiotherapies delivering radioisotope selectively to the tumor while sparing healthy tissues continue to make significant progress with positive clinical results. A key limiting factor in expanding this treatment modality to a broad range of relevant cancer types is the lack of vectors matching targeted radiotherapy requirements and spanning a broad tumor target space.

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

MP0712 & Radio-DARPin Therapy
We are preparing to submit the Investigational New Drug, or IND, application for MP0712, a 212Pb Radio-DARPin therapy (RDT) candidate targeting the tumor-associated protein delta-like ligand 3 (DLL3) and co-developed with Orano Med for the treatment of SCLC and neuroendocrine tumors. Dialogue with the U.S. Food and Drug Administration, or FDA, is ongoing, and Molecular Partners and Orano Med anticipate submitting the IND application for MP0712 in the first half of 2025, with the first-in-human trial to start following regulatory clearance.

The IND submission is being built, in part, on strong MP0712 preclinical results, including new in vivo data presented at the European Association of Nuclear Medicine (EANM) Congress in October 2024 and the European Targeted Radiopharmaceuticals (TRP) Summit in December 2024. MP0712 demonstrated high affinity and specificity for DLL3, which is a highly relevant target for radiopharmaceutical therapy. DLL3 has been shown to have homogeneous expression in tumors of patients with small cell lung cancer (present in >85% of patients), and expression in healthy tissues is low.
The second RDT program co-developed with Orano Med targets MSLN, which is overexpressed across several cancers with high unmet need, such as ovarian cancer, and largely absent from healthy tissues. The development of therapeutics against MSLN has been hampered by high shedding of MSLN, leading to high levels of soluble MSLN. Leveraging the unique DARPin properties, Molecular Partners has developed Radio-DARPins able to selectively bind to the membrane-bound form of MSLN while not recognizing shed MSLN. We anticipate that initial preclinical data for the MSLN program will be presented at the Annual Meeting of the American Association of Cancer Research (AACR) in the second quarter of 2025.
Molecular Partners has leveraged the intrinsic properties of DARPins, such as small size, high affinity and specificity, to develop Radio-DARPins as ideal vector candidates for radiopharmaceutical therapeutics and to create a Radio-DARPin platform amenable to a broad range of tumor targets. Historically, small protein-based vectors faced challenges with kidney accumulation and toxicity, as well as suboptimal tumor uptake. Molecular Partners’ RDT platform addresses these limitations with the company’s half-life extension technologies and surface engineering approaches, while preserving the advantages of the small protein format.

Global Partnership with Orano Med to Develop 212Pb-labeled Targeted Radiotherapy
In January 2024, Molecular Partners entered into a strategic collaboration with Orano Med to co-develop 212Pb-based RDTs. The partnership combines Molecular Partners' leadership in DARPins with Orano Med’s leading expertise and capabilities in 212Pb-based Targeted Alpha Therapy (TAT). In January 2025, we announced the expansion of our strategic collaboration to include the development of an additional six targeted alpha therapeutic candidates, representing a total of ten potential programs. Molecular Partners holds commercialization rights to MP0712, which is the most advanced program within the strategic collaboration, and to the MSLN RDT program. Orano Med will ensure the production of the 212Pb-based Radio-DARPins for clinical trials and commercialization. Orano Med possesses 22,000 drums of 232Th providing significant raw material for 212Pb production and has established large scale GMP manufacturing capabilities and a robust supply chain for the seamless delivery of TAT to clinical sites.
In December 2021, we announced a collaboration with Novartis in the form of a license and collaboration agreement to develop, manufacture and commercialize DARPin-based radiotherapy to target solid tumors. Under the terms of the agreement, we intend to collaborate with Novartis to discover DARPin-based radiotherapy candidates that target specific tumor associated antigens. Novartis is responsible for all clinical development and commercialization activities. Under the terms of the agreement, we received a $20 million upfront payment from Novartis in January 2022. As per contract terms, the research collaboration comes to a close in March 2025.
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
T cell engagers (TCE) are a powerful class of immuno-oncology therapies, but their clinical development has faced a range of challenges, such as high toxicity (such as cytokine release syndrome, CRS) and limited specificity, particularly against solid tumors. By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of TCEs.
Preclinical proof-of-concept in a solid tumor model for a novel CD3 Switch-DARPin TCE was presented at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2024. Specifically, the CD3 Switch-DARPin molecule was shown to effectively induce potent tumor regression in vivo, and reduced off-tumor T cell-mediated toxicity. Co-engagement of CD2 led to sustained T-cell activation and cytotoxic capacity, enabling the development of potent TCEs with an improved therapeutic window. The presented data provide further validation of Switch-DARPins and show that conditional T-cell activation with potent co-stimulation in solid tumors, but not in healthy tissues, is feasible.
Molecular Partners plans to present further pre-clinical data on the CD3 Switch-DARPin at the AACR Annual Meeting in the second quarter of 2025.
Molecular Partners’ first Switch-DARPin program, MP0621, is designed to induce killing of hematopoietic stem cells (HSCs) as a next-generation conditioning regimen for HSC transplantation (HSCT). Pre-clinical proof-of-mechanism data were presented at the Annual Meetings of the European Hematology Association (EHA) and ASH in June and December 2024, respectively.

The blockade of CD47 exclusively on target cells allows MP0621 to enhance the efficacy of cKit-targeting, while reducing off-target effects seen with systemic anti-CD47 blockade. The currently available non-human primate data, however, do not allow Molecular Partners to conclude that MP0621 would serve as a treatment for AML patients, as previously hypothesized. As Molecular Partners’ portfolio strategy prioritizes therapeutic candidates for oncology, MP0621 is being evaluated for partnering.

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

We maintain three categories of patent protection for, respectively, our DARPin platform, key single-binding domain DARPins binding to specific targets and our DARPin product candidates. The first category of protection covers our DARPin platform:
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
•One example of a patent family that we own in this category is based on international patent application WO 2012/069655, relating to DARPin binding proteins comprising certain improved N-terminal capping modules. As of December 31, 2024, we owned three issued U.S. patents and twelve issued foreign patents (i.e. patents granted in jurisdictions other than the U.S.) in this family. Any issued patents in this family are expected to expire in 2031. The disclosed improvement of the DARPin platform is included, for example, in our DARPin product candidates MP0310, MP0317, MP0533, MP0621, and MP0712.
•Another example of a patent family that we own in this category is based on international patent application WO 2023/110983, relating to DARPin domains which have binding specificity for two different targets, wherein binding of such a DARPin domain to its two targets is mutually exclusive. Such novel DARPin domains (also called “Switch DARPins”) may be used as molecular switches, such as, e.g., switches to control activation or deactivation of a therapeutic molecule. As of December 31, 2024, we owned one pending US and seven pending foreign patent application in this family. Any patents that may issue in this family are expected to expire in 2042. The disclosed Switch DARPin platform is applied, for example, in our multispecific MP0621 program.

•Another example of a patent family that we own in this category is based on international patent application WO 2024/028278, relating to charge-modified DARPin domains. Such charge modification can reduce renal accumulation of a linked drug moiety (such as, e.g., a radionuclide). As of December 31, 2024, we owned one pending US and one pending PCT patent application in this family. Any patents that may issue in this family are expected to expire in 2043.
•Another example of a patent family that we own in this category is based on international patent application WO 2024/179981, relating to co-administration of a non-radiolabeled (cold) DARPin. Such co-administration can reduce renal accumulation of a therapeutic or diagnostic agent (e.g. in radiotherapy). As of December 31, 2024, we owned one pending PCT patent application in this family. Any patents that may issue in this family are expected to expire in 2044.

•Other patent applications falling in this category have been filed and are currently being prosecuted.
A second category of protection covers our key single-binding domain DARPins binding to specific targets. These single domain DARPin binding proteins can be used in multiple DARPin product candidates. Our patent applications and corresponding patents directed to key single domain DARPin binding proteins currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2010/060748, relating to single domain DARPin binding proteins with specificity for vascular endothelial growth factor A, or VEGF-A. As of December 31, 2024, we owned one issued U.S. patent and 31 issued foreign patents in this family. Any issued patents in this family are expected to expire in 2029, with the exception of one U.S. patent that received patent term adjustment and is expected to expire in 2031. VEGF-specific DARPin binding proteins are used, for example, in our DARPin product candidate abicipar.
•Another example of a patent family in this category is based on international patent application WO 2012/069654, relating to single domain DARPin binding proteins with specificity for human serum albumin, or HSA. As of December 31, 2024, we owned two issued U.S. patents and 30 issued foreign patents in this family. Any issued patents in this family are expected to expire in 2031. HSA-specific DARPin binding proteins are used, for example, in our DARPin product candidates MP0310, MP0317, MP0533, MP0621, and MP0712.
•Another example of a patent family in this category is based on international patent application WO 2020/245173, relating to single domain DARPin binding proteins with specificity for fibroblast activation protein, or FAP. As of December 31, 2024, we owned one pending U.S. patent application, one granted foreign patent and twelve pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. FAP-specific DARPin binding proteins are used in our DARPin product candidates MP0310 and MP0317.
•Another example of a patent family in this category is based on international patent application WO 2020/245175, relating to single domain DARPin binding proteins with specificity for 4-1BB. As of December 31, 2024, we owned one pending U.S. patent application and six pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. 4-1BB-specific DARPin binding proteins are used in our DARPin product candidate MP0310.
•Another example of a patent family in this category is based on international patent application WO 2020/245171, relating to improved single domain DARPin binding proteins with specificity for HSA. As of December 31, 2024, we owned one pending U.S. patent application and 13 pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. Disclosed HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0310, MP0317, MP0533, MP0621, and MP0712.
•Another example of a patent family in this category is based on international patent application WO 2021/229076, relating to single domain DARPin binding proteins with specificity for CD40. As of December 31, 2024, we owned one pending U.S. patent application and five pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2041. CD40-specific DARPin binding proteins are used in our DARPin product candidate MP0317.

•Another example of a patent family in this category is based on international patent application WO 2022/129428, relating to single domain DARPin binding proteins with specificity for CD3. As of December 31, 2024, we owned one pending U.S. patent application and thirteen pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2041. CD3-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2022/190010, relating to single domain DARPin binding proteins with specificity for CD33. As of December 31, 2024, we owned one pending U.S. patent application and five pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2042. CD33-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2024/251628, relating to single domain DARPin binding proteins with specificity for CD16a. As of December 31, 2024, we owned one pending PCT patent application in this family. Any patents that may be granted in this family are expected to expire in 2044. CD16a-specific DARPin binding proteins are used in our DARPin product candidate MP0621.

•Another example of a patent family in this category is based on international patent application WO 2024/251695, relating to single domain DARPin binding proteins with specificity for CD47. As of December 31, 2024, we owned one pending PCT patent application in this family. Any patents that may be granted in this family are expected to expire in 2044. CD47-specific DARPin binding proteins are used in our DARPin product candidate MP0621.

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
A third category of protection covers the composition of matter of certain of our DARPin product candidates (e.g., the specific combination and structure of DARPin binding proteins and additional elements that constitute the DARPin product candidate) as well as other product-specific inventions (e.g. formulation, manufacturing process or dosing schedule). Our patent applications and corresponding patents related to our DARPin product candidates currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2011/135067, relating to abicipar. As of December 31, 2024, we owned four issued U.S. patents, one pending U.S. patent application, 65 issued foreign patents and two pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031, not considering any patent term extensions that may be available in various jurisdictions if abicipar obtains regulatory approval there.
•Another example of a patent family in this category is based on international patent application WO 2021/229067, relating to MP0317. As of December 31, 2024, we owned two pending U.S. patent applications and 20 pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2041, not considering any patent term extensions that may be available in various jurisdictions if MP0317 obtains regulatory approval there.

•Another example of a patent family in this category is based on international patent application WO 2022/190016, relating to MP0533. As of December 31, 2024, we owned one issued U.S. patent, one pending U.S. patent application and 18 pending foreign patent applications in this family. Any issued patents in this patent family are expected to expire in 2042, not considering any patent term extensions that may be available in various jurisdictions if MP0533 obtains regulatory approval there.

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

In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement. The expansion agreement also include an option for Orano Med to opt-in to two of the six programs and thereby move these programs into a 50/50 co-development where Orano Med will hold commercialization rights.

License and Collaboration Agreement with Novartis in the Area of DARPin Conjugated Radioligand Therapies
On December 14, 2021, we entered into a license and collaboration agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology, or the Novartis Radioligand Agreement. Under the agreement, both parties will collaborate on the discovery and optimization of the therapeutic candidates. We are primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. We are eligible to invoice Novartis for our employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. In January 2022, Novartis paid us an upfront fee of $20 million (CHF 18.6 million). The full amount of the the upfront payment has now been recognized into revenue as the collaboration activities have come to an end in Q3 2024. Unless a development candidate is nominated by Novartis, the initial term of the agreement with Novartis will expire in March 2025.

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
On April 26, 2022 we announced that Amgen, had informed us of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, we recognized the remaining balance of the Amgen contract liability of TCHF 9,653 as revenue in 2022.
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
U.S. Healthcare Reform
There have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the new administration will impact the ACA.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective on January 1, 2024.
Further, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things (i) directs the U.S. Department of Health and Human Services ("HHS") to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for 11 years covered under Medicare (the "Medicare Drug Price Negotiation Program") and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights

which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

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
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of a drug product to each payor separately. Additionally, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our tests, less favorable coverage policies and reimbursement rates may be implemented in the future. Furthermore, rules and regulations regarding reimbursement change frequently and, in some cases, upon short notice.
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
We design and develop the manufacturing process for the mono-DARPins and multi-DARPin product candidates that are included in our DARPin product candidates, whether or not they are partnered. For purposes of our and our partner’s DARPin preclinical studies, we supply high quality gram scale DARPin material that we produce in our own facilities. We have fermenter volumes up to ten liters, which provides us with sufficient capacity to produce the quantities needed for DARPin preclinical studies.

C. Organizational Structure.
The following diagram illustrates our corporate structure:

Molecular Partners AG
100% Molecular Partners Inc.

D. Property, Plants and Equipment.
We lease our principal executive office and laboratory space, animal facility and other facilities, consisting of an aggregate of 3,200 square meters, in Zurich-Schlieren, Switzerland. The leases for our principal executive office and laboratory space expire on December 31, 2026. We also have an office in Massachusetts for our U.S. subsidiary, Molecular Partners Inc. consisting of 122 square meters.
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

We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company's co-founders, has significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, GSK, Genentech, J&J, Novartis, Roche, and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche and Takeda (Millennium Pharmaceuticals, Shire). We have collaboration agreements with Novartis and Orano Med, as well as other third party collaborators.
Our operations to date have focused upon organizing and staffing our company, business planning, raising capital, developing our DARPin platform and conducting research, preclinical studies and clinical trials with DARPin therapeutics. We do not have any products approved for sale.
For the year ended December 31, 2024, we incurred a negative net result, attributable to shareholders of CHF 54.0 million; for the year ended December 31, 2023, we incurred a negative net result, attributable to shareholders of CHF 62.0 million; and for the year ended December 31, 2022, we incurred a positive net result of CHF 117.9 million. As of December 31, 2024, we had cumulative losses of CHF 246.3 million.
From inception through December 31, 2024, we have received a total of CHF 446.2 million in funding from our major partnership agreements and we have obtained a total of CHF 338.1 million in nine equity financing rounds, net of cost of capital increases. Since November 2014, we have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN.” Since June 16, 2021, we have also been listed on the Nasdaq Global Select Market, under the symbol “MOLN.” As of December 31, 2024, we had cash and cash equivalents plus short-term time deposits of CHF 149.4 million.
Macroeconomic Considerations
Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including inflation, the U.S. Federal Reserve and other financial regulatory agencies raising interest rates, political conditions, changes in trade policies and the geopolitical conflicts in Europe and the Middle East have led to economic uncertainty globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled “Risk Factors.”
Licensing and Collaboration Agreements
Research and Development Collaboration and Option Agreement with Orano Med in the area of Radio DARPin Therapies, or the Orano Med Agreement
On January 5, 2024 we announced we entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, our previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with

Orano Med. which was further amended in October 2024 to include four programs. In January 2025, we announced the expansion of our strategic collaboration to include the development of an additional six targeted alpha therapeutics candidates, representing a total of ten potential programs.Both companies are developing additional radioligand therapy candidates in partnership with other companies, with us having announced our first collaboration with Novartis in December 2021. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target.

We maintain the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies have committed to sharing the cost of preclinical and clinical development, including for supply of their respective materials.

License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement
On December 14, 2021, we entered into the Novartis Radioligand Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. In January 2022, we received a non-refundable upfront payment of $20 million (CHF 18.6 million) from Novartis. The full amount of the the upfront payment has now been recognized into revenue as the collaboration came to an end in the third quarter of 2024. As per contract terms, the research collaboration agreement comes to a close in March 2025.

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
On January 5, 2024, the Ensovibep License Agreement for the treatment of COVID-19 was terminated and Novartis has returned the rights to the ensovibep program to us. Clinical work on the ensovibep program ended in 2022 and the program remains terminated.
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit, or the FOPH Agreement
On August 11, 2020, we announced the reservation by the FOPH of a defined number of initial doses of our anti-COVID-19 candidate, MP0420. Under the terms of the agreement, we received a reservation fee that resulted in a contract liability of CHF 7.0 million. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, we recognized the CHF 7.0 million contract liability as revenue in 2022. The agreement had no further financial impact in 2023 and 2024.

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
From inception through December 31, 2024, we cumulatively have spent approximately CHF 528 million on research and development activities which we classify as research and development expense for financial reporting purposes.
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

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	in CHF thousands	in CHF thousands	in CHF thousands
External research and development expense
Legacy programs	157	874	3,904
MP0317	1,573	3,739	2,967
MP0533	8,341	5,609	6,647
MP0712	1,381	—	—
RDT research	1,564	1,571	166
Other research and development expense	5,244	4,604	4,856
Total	18,260	16,397	18,540
1.Legacy programs refer to MP0250, MP0274, MP0310 and the COVID-19 related programs
We charge all research and development expenses, including internal patent filing and patent maintenance costs, to research and development expenses when incurred, as the criteria for capitalization are currently not met.
Research and development costs incurred by either party in a collaboration agreement which qualifies as a joint operation are reported under research and development expenses. We may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner.

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

Deferred taxes
We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2024, in Switzerland, we had tax loss carry-forwards totaling CHF 195.1 million. No deferred tax assets have been recognized for these tax loss carry-forwards because as of December 31, 2024, it was not probable that such loss carry-forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g. pension liabilities) due to the significant tax losses carried forward.
A. Operating Results
Analysis of Results of Operations
Comparison of Operations for the Years Ended December 31, 2024, 2023 and 2022
The following table sets forth summaries of our statements of income for the years ended December 31, 2024, 2023 and 2022 (in thousands CHF):

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	in CHF thousands	in CHF thousands	in CHF thousands
Revenues and other income
Revenues from research and development collaborations	4,970	7,038	189,556
Other income	—	—	44
Total revenues and other income	4,970	7,038	189,600
Operating expenses
Research and development expenses	(48,604)	(48,784)	(50,749)
Selling, general and administrative expenses	(17,583)	(19,362)	(22,238)
Total operating expenses	(66,187)	(68,146)	(72,987)
Operating result	(61,217)	(61,108)	116,613
Financial income	7,214	4,279	1,859
Financial expenses	(38)	(5,155)	(619)
Result before income taxes	(54,041)	(61,984)	117,853
Income taxes	(2)	—	—
Net result, attributable to shareholders	(54,043)	(61,984)	117,853
Revenues and other income
In the year ended December 31, 2024, we recognized total revenues and other income of CHF 5.0 million, a decrease of CHF 2.0 million compared to the previous year. Revenues in both years were exclusively driven by the Novartis collaboration agreement for radioligand therapies. The revenue recognition under this agreement concluded in the third quarter of 2024. The revenue in 2022 largely related to the Novartis Option and Equity Rights Agreement.

Operating expenses (including depreciation and amortization)
In the year ended December 31, 2024, total operating expenses decreased by CHF 1.9 million to CHF 66.2 million (2023: CHF 68.1 million, 2022: CHF 73.0 million). These costs included CHF 3.4 million in non-cash effective share-based compensation and pension costs as well as CHF 2.4 million in depreciation. The two major expense categories were consistently personnel expenses of CHF 37.7 million (57% of total operating expenses) and research consumables and project costs totaling CHF 17.5 million (26% of total operating expenses).
Research and development expenses
Total research and development expenses in the year ended December 31, 2024, were CHF 48.6 million (2023: CHF 48.7 million, 2022: CHF 50.7 million), which remained largely consistent. We charge all research and development expenses, including internal patent filing and patent maintenance costs, to the statement of operations when incurred.
Selling, general and administrative expenses
Total selling, general and administrative expenses in the year ended December 31, 2024, decreased by CHF 1.8 million (9%) to CHF 17.6 million (2023: CHF 19.4 million, 2022: CHF 22.3 million), mainly reflecting reductions in Directors and Officers insurance costs and professional service costs.
Financial income / financial expense
In the year ended December 31, 2024, we recorded a net financial gain of CHF 7.2 million, mainly driven by interest income and exchange gains on the cash and cash equivalent positions held in foreign currencies together with interest income. In 2023, there was a net financial loss of CHF 0.9 million also mainly driven by interest income and foreign exchange losses (2022: net financial gain of CHF 1.2 million).
Income taxes
The Swiss legal entity of the Company did not have to pay or accrue any income taxes during the reporting period, as the Company incurred a taxable loss in 2024. Including the net operating loss for the year ended December 31, 2024, the remaining tax losses of CHF 195.1 million may be used as tax loss carryforwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carryforwards, because at December 31, 2024, we determined it was unlikely that such loss carryforwards could be utilized in the foreseeable future.
Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The applicable income tax rate in Switzerland for the year ended December 31, 2024 was 19.3%.
B. Liquidity and Capital Resources
From inception through December 31, 2024, we have raised an aggregate of CHF 338.1 million of net proceeds from the sale of our ordinary shares to founders and investors and collected cash under our partnership agreements in an aggregate amount of CHF 446.2 million. Our primary uses of cash is to fund our ongoing research and development activities and other operating expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.
As of December 31, 2024, we had CHF 149.4 million in cash and cash equivalents and short-term time deposits. We are investing our cash in risk-free money market instruments in line with our treasury guidelines to accommodate our financial needs over time.

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
Comparison of cash and cash equivalents and short-term time deposits as of December 31, 2024, 2023 and 2022 and cash flows for the years ended December 31, 2024, 2023 and 2022.

	As of and for the year ended	As of and for the year ended	As of and for the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	in CHF thousands	in CHF thousands	in CHF thousands
Cash and cash equivalents	63,874	67,309	87,946
Short-term time deposits	85,565	119,580	161,198
Total	149,438	186,889	249,144

Net cash (used in) from operating activities	(59,248)	(59,005)	118,566
Net cash from (used in) investing activities	40,486	44,637	(101,121)
Net cash from (used in) financing activities	14,433	(1,167)	(1,570)
Exchange (loss) gain on cash positions	894	(5,102)	258

Net increase (decrease) in cash and cash equivalents	(3,435)	(20,637)	16,133
All short-term time deposits at December 31, 2024 and 2023 were held with Swiss banks. Please refer to note 25 to our consolidated financial statements as of and for the year ended December 31, 2023 included elsewhere in this Annual Report on Form 20-F.
Net cash from (used in) operating activities
During the year ended December 31, 2024, operating activities used CHF 59.2 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 54.0 million.
During the year ended December 31, 2023, operating activities used CHF 59.0 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 62.0 million.
During the year ended December 31, 2022, operating activities generated CHF 118.6 million of cash, primarily as a result of the positive net result attributable to shareholders of CHF 117.8 million together with a reduction in contract liability and an increase in trade and other receivables following the Novartis license and collaboration agreement signed in December 2021.

Net cash used in investing activities
During the years ended December 31, 2024, 2023 and 2022, cash used in, or from investing activities primarily related to movements in investments in short-term time deposits. For the periods ending December 31, 2024 and 2023, we generated CHF 37.0 million, and CHF 41.6 million respectively. For the year ended December 31, 2022, we used CHF 100.2 million.
During the years ended December 31, 2024, 2023 and 2022, we recorded a cash outflow for the acquisition of property, plant and equipment and intangible assets of CHF 0.7 million, CHF 0.8 million and CHF 1.4 million, respectively.
During the years ended December 31, 2024, 2023 and 2022, we recorded a cash inflow on interest received of CHF 4.2 million, CHF 3.8 million and CHF 0.5 million, respectively.
Net cash from (used in) financing activities
During the year ended December 31, 2024, net cash generated in financing activities was CHF 14.4 million, driven primarily by our capital raise in October 2024 and to a lesser extent by payments of our lease liabilities. During the year ended December 31, 2023, net cash used in financing activities was CHF 1.2 million, driven primarily by payments of our lease liabilities. During the year ended December 31, 2022, net cash used in financing activities was CHF 1.6 million, driven primarily by payments of our lease liabilities and the investment related to the creation of treasury shares.

Funding requirements
Based on our current operating assumption, we believe that our existing cash and cash equivalents and short-term time deposits as of December 31, 2024 will be sufficient to fund our operating expenses and capital expenditure requirements well into 2027. However, our present and future funding requirements may change and will depend on many factors, including, among other things:
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
C. Research and Development, Patents and Licenses, etc.
For a discussion of our research and development activities, see “Item 4.B-Business Overview” and “Item 5.A-Operating Results.”
D. Trend Information
For a discussion of trends, see “Item 5.A-Operating Results” and “Item 5.B-Liquidity and Capital Resources.”
E. Critical Accounting Estimates
Not applicable.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
The following table sets forth information regarding our executive officers, also referred to as members of the Management Board, and directors as of December 31, 2024. Unless otherwise stated, the business address for our directors and executive officers is c/o Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

Name	Age	Position
Executive Officers
Dr. Patrick Amstutz	49	Chief Executive Officer and Director
Renate Gloggner	54	EVP People and Community
Dr. Philippe Legenne	59	Chief Medical Officer
Dr. Michael Tobias Stumpp	52	EVP Projects
Alexander Zürcher	49	Chief Operating Officer
Non-Employee Directors
William M. Burns	77	Chairman of the Board
Dr. Agnete Fredriksen	47	Director
Dr. Dominik Höchli	57	Director
Steven H. Holtzman	70	Director
Sandip Kapadia	54	Director
Dr. Vito J. Palombella	62	Director
Dr. Michael Vasconcelles	61	Director
Executive Officers
Dr. Patrick Amstutz, Ph.D., one of our founders, has served as our Chief Executive Officer since November 2016, as an executive director since 2017 and as a member of the Company’s management team since its inception in 2004. Previously, he served as our Chief Operating Officer from 2014 to 2016 and as our Chief Business Officer from 2006 to 2014. From 2017 to 2022, Dr. Amstutz served as Vice-President of the Board of the Swiss Biotech Association and, since 2022, has served as President of the Swiss Biotech Association. Dr. Amstutz holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich. Our board of directors believes that Dr. Amstutz's leadership of our company since its inception as well as his scientific background provide him with the qualifications and skills to serve as a director.
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
Dr. Philippe Legenne, M.D., has served as our Chief Medical Officer since September 2024 and prior as acting Chief Medical Officer from September 2023 to August 2024. Prior to this role, he served as VP Global Clinical Development and External Scientific Relations, where he oversaw global clinical development strategy and implementation of Molecular Partners’ portfolio, with a main focus in hemotology and immuno-oncology. Dr. Legenne has also previously served as VP Global Medical Affairs and External Scientific Relations. Prior to joining Molecular Partners, Dr. Legenne served as Executive Medical Director at Amgen from April 2016 to September 2019, where he served as the oncology-hematology and Biosimilars TA head. Dr. Legenne holds an MBA from the ESSEC Business School and an M.D. from the Faculte de Medecine de Lille.

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
Dr. Agnete Fredriksen has served as a director since April 2021. Dr. Fredriksen has served as a co-founder and chief scientific officer of Nykode Therapeutics AS (formerly Vaccibody AS) since April 2024. Before serving as co-founder and chief scientific officer, she served as chief business officer from August 2022 to March 2024, as chief innovation and strategy officer from June 2021 to July 2022 and as president and chief scientific officer from 2017 to June 2021. Nykode Therapeutics is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer and infectious diseases. Prior to founding Vaccibody Dr. Fredriksen previously held researcher roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. Dr. Fredriksen is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Oslo University Hospital, Rikshospitalet in Oslo, Norway. Our board of directors believes that Dr. Fredriksen’s experience in immunotherapy and vaccine development, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.
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
Steven H. Holtzman has served as a director since May 2014. He has served as chair of the board of directors of, and strategic business advisor to, CAMP4 Therapeutics Corporation, a private biopharmaceutical company, since October 2019, executive chair of the board of directors of, and a strategic business advisor to, Qihan Biotech, a private biopharmaceutical company, since April 2019, as executive chair of the board of directors of Manifold Bio, a private biopharmaceutical company, since January 2024, and as a founder, a strategic business advisor, and a member and the lead independent director of the board of directors of Shoreline Bio, a private biopharmaceutical company, since June 2020. From June 2016 to January 2020, Mr. Holtzman was the first President and Chief Executive Officer and a member of the board of directors of Decibel Therapeutics, Inc., a public biopharmaceutical company. From January 2011 to March 2016, he served as the Executive Vice President of Corporate Development at Biogen, Inc., a public biopharmaceutical company. From 2001 to 2010, he served as a founder, chair of the board of directors, and Chief Executive Officer of Infinity Pharmaceuticals, Inc., a public biopharmaceutical company. Additionally, Mr. Holtzman was Chief Business Officer of Millennium Pharmaceuticals, Inc., a public biopharmaceutical company, from May 1994 to June 2001, and a founder, member of the board of directors, and Executive Vice President of DNX Corporation, a public biopharmaceutical company, from August 1986 to March 1994. He is a trustee of The Berklee College of Music and a Senior Fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. He received his B.A. in Philosophy from Michigan State University and his B.Phil. in Philosophy from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. Our board of directors believes that Mr. Holtzman's experience in the biotechnology industry and his broad management experience provide him with the qualifications and skills to serve as a director.

Sandip Kapadia has served as a director since April 2020. Mr. Kapadia brings over 25 years of science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the board of directors of Passage Bio, Alentis Therapeutics, and previously on the board of directors of VectivBio Holding AG and Therachon AG. Our board of directors believes that Mr. Kapadia’s over 25 years of experience in the life science industry and his broad finance and management experience provide him with the qualifications and skills to serve as a director.
Dr. Vito J. Palombella, Ph.D., has served as a director since April 2020. Vito J. Palombella, Ph.D., has 30 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Currently, Dr. Palombella is the chief scientific officer of TRIANA Biomedicines, where he is leading the company's drug discovery, non-clincial development, and translational research effort. Prior to joining TRIANA Biomedicines, Dr. Palombella was the chief scientific officer of Surface Oncology from 2016 to 2023, where he was responsible for drug discovery and preclinical development. Prior to Surface Oncology, Dr. Palombella was executive vice president and chief scientific officer from 2010 to 2016, and vice president, biology/research, from 2004 to 2010, at Infinity Pharmaceuticals, Inc.. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals and held a number of positions at LeukoSite and ProScript. Dr. Palombella was involved in the discovery and development of bortezomib (Velcade®), a proteasome inhibitor, and duvelisib (Copiktra®), a PI3K-d/g inhibitor, both for cancer therapy. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Our board of directors believes that Dr. Palombella’s 30 years of scientific leadership and experience, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.
Dr. Michael Vasconcelles, M.D., has served as a director since April 2020. He currently serves as a senior advisor at Frazier Life Sciences and consultant within the biotechnology industry. Previously, he was executive vice president, Research, Development, and Medical Affairs at Immunogen from December 2022 until its acquisition by AbbVie in February 2024. Prior to Immunogen, he was chief medical officer and head of the Medical and Scientific Organization at Flatiron Health, a healthcare technology and services company focused on creating digital solutions to accelerate cancer research and improve patient care, from August 2019 to August 2022. Prior to joining Flatiron Health, Dr. Vasconcelles served as the chief medical officer of Unum Therapeutics Inc. (Unum) from October 2015 to July 2019, a Cambridge, MA-based cell and gene therapy company. Prior to Unum, Dr. Vasconcelles spent several years at Takeda/Millennium, where he was senior vice president, Head of the Oncology Therapy Area Unit and member of the R&D Executive Team, accountable for strategic and operational oversight of the oncology research and development portfolio globally. Prior to Takeda/Millennium, Dr. Vasconcelles was group vice president and the Global Therapeutic Area Head, Transplant and Oncology, at Genzyme Corporation, where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit Management Team. Following Sanofi’s acquisition of Genzyme, Dr. Vasconcelles joined Sanofi Oncology as head, Personalized Medicine and Companion Diagnostics. From 1996 -2021, Dr. Vasconcelles was a faculty member of the Harvard Medical School and an associate physician at Brigham and Women’s Hospital and Dana-Farber Cancer Institute. Dr. Vasconcelles has served on the board of directors of Kura Oncology, Inc. since September 2024. He received both his B.A. and M.D. from Northwestern University. Our board of directors believes that Dr.Vasconcelles’ extensive experience in the life sciences industry within research and clinical development, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

The table below provides certain highlights of the composition of our board members and nominees as of December 31, 2024. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

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
B. Compensation.
Compensation of Executive Officers and Directors
The aggregate compensation paid by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2024, was TCHF 5,244. Out of this amount a total of TCHF 395 related to pension benefits and social security contributions.
Director Compensation
As required by the "Say on Pay" rules, our articles of association set out the principles for the elements of the compensation of the members of our board of directors. The compensation of the members of our board of directors may consist of fixed and variable compensation. The total compensation takes into account the position and level of responsibility of the respective member of the board of directors, including board and committee chairmanship and membership and a travel fee. Members of our board of directors are paid for their service over one year starting with their election at the ordinary shareholders’

meeting and ending with the subsequent ordinary shareholders’ meeting. Our shareholders at the 2023 annual general meeting held on April 4, 2023, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2024 general meeting at CHF 1,091,400. Our shareholders at the 2024 annual general meeting held on April 17, 2024, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2025 general meeting at CHF 1,111,800.
For the year ended December 31, 2024, the compensation of the members of our board of directors consisted of fixed compensation only. Compensation of the members of our board of directors for the year ended December 31, 2024 consisted of a fixed cash fee and restricted share units, or RSUs. The following table sets out information regarding the compensation earned by our directors for service on our board of directors during the year ended December 31, 2024. Dr. Amstutz, our Chief Executive Officer and a member of our board of directors, does not receive any additional compensation for his service as a director.

Name	Fees Earned	RSUs	Total(1)
	in CHF thousands
William M. Burns	125	170	295
Steven H. Holtzman	50	85	135
Sandip Kapadia	45	85	130
Vito J. Palombella	40	85	125
Michael Vasconcelles	50	85	135
Dr. Agnete Fredriksen	48	85	133
Dr. Dominik Höchli	50	85	135
Dr. Patrick Amstutz(2)	—	—	—
(1)The total compensation awarded to the members of the board of directors shown in this table does not include the payments of TCHF 19 we made in 2024 to cover the mandatory employer social security contribution on the base fees and the vesting of the RSUs 2021. In addition, upon vesting of the RSUs 2024 in 2027, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the RSUs 2024 expected to vest in 2027 will amount to TCHF 26.
(2)For our Chief Executive Officer’s compensation other than in connection with his service on our board of directors, please refer to “— Executive Compensation.”
As of December 31, 2024, all members of our board of directors were non-executives, except for Dr. Amstutz. None of the members of our board of directors has any significant business connections with the Company or was a member of the Management Board of the Company, except for Dr. Amstutz, who has been a member of the Management Board since the Company's inception in 2004.
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
The following table sets out information regarding compensation earned by members of the Management Board during the year ended December 31, 2024.

Name and principal position	Salary	Bonus(1)	Equity Awards	Non-Equity Incentive Plan Compensation	All Other Compensation (2)(3)	Total(4)
	in CHF thousands
Dr. Patrick Amstutz	385	174	443	0	93	1,095
Chief Executive Officer, Director and Co-Founder
Total Management Board	1,623	613	1,525	0	376	4,137
(1)Represents amounts earned in 2024.
(2)Represents pension and social security contributions during 2024 on base salary, bonus and the vesting of the PSUs 2021.
(3)In addition, upon vesting of the PSUs 2024 in 2027, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the PSUs 2024 expected to vest in 2027 will amount to approximately TCHF 76 (assuming 100% target achievement and full vesting of the PSUs).
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
Our articles of association authorize the board of directors to issue one or more participation plans and/or policies. An amendment or renewal of the relevant provision in our articles of association must be approved by an absolute majority of the votes represented at the general meeting of shareholders. Once our board of director's' authority is approved by our shareholders, the maximum aggregate amounts of the variable compensation elements actually granted to the directors and executive officers must be approved by an absolute majority of the votes represented at the general meeting of shareholders and shall continue for the duration of the current financial year. Compensation may be paid out prior to approval by the general meeting of shareholders subject to subsequent approval. If the general meeting of shareholders does not approve a proposal of the board of directors, the board of directors must newly determine the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submit such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders.
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
As of December 31, 2024, no options were outstanding under the ESOP plans.
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
As of December 31, 2024, 345,798 RSUs were outstanding.
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
As of December 31, 2024, 2,247,267 PSUs were outstanding.
Long-Term Incentive Plans
Our long-term incentive plans established in March of 2015, March of 2016, March of 2017, March of 2018, March of 2019, March of 2020, March of 2021, March of 2022, March of 2023 and March of 2024,

respectively, which we collectively refer to as the LTI Plans, are rolled out annually. This allows our board of directors to review and adjust the terms and targets of the LTI Plans on an annual basis. Employees generally receive the grants on April 1 of each calendar year. With respect to members of the Management Board, the annual grants are usually made on April 1 subject to approval of the ordinary shareholders’ meeting at which the necessary amounts for variable compensation are approved by the shareholders. With respect to members of our board of directors, the annual grants are made following the ordinary shareholders’ meeting, at which the necessary amounts for variable compensation are approved by the shareholders.
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
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
William M. Burns	Chairman of the Board	2017	2025
Dr. Patrick Amstutz	Chief Executive Officer, Director and Co-Founder	2017	2025
Steven H. Holtzman	Director	2014	2025
Sandip Kapadia	Director	2020	2025
Dr. Vito J. Palombella	Director	2020	2025
Dr. Michael Vasconcelles	Director	2020	2025
Dr. Agnete Fredriksen	Director	2021	2025
Dr. Dominik Höchli	Director	2021	2025
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
Audit and Finance Committee
Our Audit and Finance Committee assists our board of directors in its oversight of our corporate accounting and financial reporting by making an independent assessment of the quality of the external auditors, our financial statements and our internal controls. Sandip Kapadia, Dr. Dominik Höchli, Dr. Agnete Frederiksen and Steven Holtzman currently serve on our Audit and Finance Committee. Mr. Kapadia is chairperson of our Audit and Finance Committee. Our board of directors has determined that each of Mr. Kapadia, Dr. Höchli, Dr. Frederiksen and Mr. Holtzman is independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the Audit and Finance Committee qualifies as financially sophisticated under the applicable exchange listing rules. The principal duties and responsibilities of our Audit and Finance Committee include (1) analyzing economic and financial information and (2) ensuring the accuracy and honesty of our company’s financial statements, as well as the quality of the information provided.
Our board of directors has specifically assigned the following duties to the Audit and Finance Committee:
•assessing the quality and effectiveness of the external audit;
•assessing the quality of the internal control system, including risk management and the efficiency and state of compliance and monitoring with applicable norms within the Company;
•reviewing the stand-alone Swiss statutory and consolidated financial statements as well as all reporting prepared by the external auditor, and discuss the results of its review with the SVP Finance/CEO and, separately, with the head of the external audit;
•deciding whether the year-end stand-alone Swiss statutory and consolidated financial statements be recommended to the board of directors for presentation to the general shareholders’ meeting;
•assessing the performance and the fees charged by the external auditors and ascertain their independence;
•annually reviewing written disclosures from the external auditors delineating all relationships between the external auditors and the Company and take appropriate action to oversee the independence of the external auditors;
•reviewing the scope of the prospective external audit, the estimated fees thereof and any other matters pertaining to such audit;
•approving the annual engagement letter of external auditor, including the scope of the audit and the fees and terms for the planned audit
•pre-approving all audit, review or attest services and permitted non-audit services by the external auditors and establishing policies as deemed appropriate for such services;
•taking notice of all comments from the external auditors on accounting procedures and systems of control;

•reviewing with the external auditors and/or the SVP Finance as principal financial officer / CEO any questions, comments or suggestions they may have regarding the internal control, risk management, accounting practices and procedures of the Company and its subsidiaries;
•supporting the Board of Directors in preparing the decision on appointment and/or removal of the external auditors of the Company;
•discussing with the management any legal matters that may have a material impact on the Company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the Company's contingent liabilities and risks;
•reviewing with the management and the external auditors, as appropriate, the Company’s MD&A disclosures or otherwise discussing the Company's financial results in offering materials to be filed with the SEC;
•annually reviewing and discussing with the management the management’s report in relation to internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•reviewing and approving in advance any transaction that could be within the scope of a related party transaction;
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and regularly reviewing levels of new and pending cases of such submissions;
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
•reviewing finance policy and operations in treasury, controlling, insurance, taxes and investment and acquisitions; and
•overseeing the Company's approach to ESG topics and sustainability and review the Company's ESG framework and its implementation.
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

D. Employees.
As of December 31, 2024, we had 158.5 full-time equivalent employees (December 31, 2023: 167.5 full-time equivalents, December 31, 2022: 175.3 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Two of our employees are based in the United States of America.

Full-time equivalent employees	At December 31,	At December 31,	At December 31,
	2024	2023	2022
Function
Research and development	133.0	138.5	142.7
Selling, general and administrative	25.5	29.0	32.6
Total	158.5	167.5	175.3
E. Share Ownership.
The following table shows the number of ordinary shares, options, RSUs and PSUs held by the individual members of the board of directors and the Management Board, as of December 31, 2024. For more information regarding the share ownership of our directors and executive officers, see "Item 6.B - Compensation" and "Item 7.A - Major shareholders."

Name	Shares	Options	RSUs	PSUs
William M. Burns	33,521	—	86,448	—
Steven H. Holtzman	17,281	—	43,225	—
Sandip Kapadia	6,071	—	43,225	—
Vito J. Palombella	6,069	—	43,225	—
Michael Vasconcelles	6,071	—	43,225	—
Dr. Agnete Fredriksen	2,564	—	43,225	—
Dr. Dominik Höchli	2,285	—	43,225	—
Dr. Patrick Amstutz	747,809	—	—	188,594
Dr. Michael Tobias Stumpp	715,770	—	—	120,993
Dr. Philippe Legenne	21,850	—	—	78,062
Renate Gloggner	26,151	—	—	120,993
Alexander Zürcher	28,697	—	—	120,993

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.
The following table and accompanying footnotes set forth, as of December 31, 2024, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 3% of our ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary shares that vest within 60 days of December 31, 2024 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2024. Shares issuable under PSUs or RSUs that vest within 60 days of December 31, 2024 and shares subject to options currently exercisable or exercisable within 60 days of December 31, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 39,997,285 of our ordinary shares registered with the commercial register of the canton of Zurich as of December 31, 2024 and includes 3,500,000 treasury shares.

Except as otherwise indicated in the following table, addresses of the directors, executive officers and named beneficial owners are in care of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Entities affiliated with Biotechnology Value Fund, L.P.(1)(3)	9,888,592	24.72%
Entities affiliated with Suvretta Capital Management, LLC(2)(4)	4,284,806	10.71%
Novartis Pharma AG(2)(5)	1,739,130	4.35%
UBS Fund Management (Switzerland) AG(2)(6)	1,927,674	4.82%
Directors and Executive Officers
Dr. Patrick Amstutz	747,809	1.87%
Renate Gloggner	26,151	0.07%
Dr. Philippe Legenne	21,850	0.05%
Dr. Michael Tobias Stumpp	715,770	1.79%
William M. Burns	33,521	0.08%
Dr. Agnete Fredriksen	2,564	0.01%
Dr. Dominik Höchli	2,285	0.01%
Steven H. Holtzman	17,281	0.04%
Sandip Kapadia	6,071	0.02%
Dr. Vito Palombella	6,069	0.02%
Dr. Michael Vasconcelles	6,071	0.02%
Alexander Zürcher	28,697	0.07%
All current directors and executive officers as a group (12 individuals)(14)	1,614,139	4.04%
(1)The information reported is in part derived from reports filed with the SEC pursuant to the Exchange Act.
(2)Number of voting rights carried by shares as reported by our shareholders in notifications filed with SIX Swiss Exchange.
(3)Based on a Schedule 13D filed with the SEC on October 29, 2024, the shares provided in the table above consist of 1,353,968 ADSs and 8,534,624 ordinary shares of the Company held by Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and a managed account for BVF Partners L.P. (the "Partners Managed Account," and collectively, the "BVF Funds"). BVF GP LLC is the general partner of BVF and may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC is the general partner of BVF2 and may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. is the general partner of Trading Fund OS and may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, as the sole member of BVF I GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of BVF Partners OS Ltd, may be deemed to beneficially own the shares held by BVF, BVF2, Trading Fund OS and the

Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. Each of Partners, BVF Inc. and Mark Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account. The address for the BVF Funds is 44 Montgomery St., 40th Floor, San Francisco, California 94104. According to a Schedule 13D filed with the SEC on October 29, 2024, Mark N. Lampert (Biotechnology Value Funds) held 9,888,592 shares (corresponding to 24.72% of voting rights), consisting of 1,353,968 ADSs and 8,534,624 ordinary shares.
(4)Shares of the Company are held by Suvretta Master Fund, Ltd., Averill Master Fund, Ltd., Vitruvius US Equity and Suvretta Long Master Fund, Ltd. Suvretta Capital Management, LLC is the beneficial owner and may exercise voting power over the shares. Aaron Cowen may also be deemed to have shared dispositive power and voting power with respect to the shares by virtue of his role at Suvretta Capital Management, LLC. The address for Suvretta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.
(5)Shares of the Company are held by Novartis Pharma AG. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG, which is the beneficial owner and may exercise voting power over the shares. The address of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
(6)Shares of the Company are held by UBS Fund Management (Switzerland) AG. The address of UBS Fund Management (Switzerland) AG is Aeschenvorstadt 1 CH-4051 Basel, Switzerland.

Significant Changes in Percentage Ownership
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report on Form 20-F under the heading "Related Party Transactions—Agreements with Shareholders", the significant changes in the percentage ownership held by our principal shareholders since January 1, 2022 are as a result of the transaction described in the final prospectus related to our follow-on offering of ADSs filed with the SEC on October 25, 2024 pursuant to Rule 424(b), and the dilution resulting from this offering.
Voting Rights
As of December 31, 2024, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 3,999,728.50, consisting of 39,997,285 ordinary shares with a nominal value of CHF 0.10 each. All shares rank pari passu with each other and no preferred shares exist.
Shareholders in the United States
In June 2021, we completed our initial public offering in the U.S. and listed our ADSs on the Nasdaq Global Select Market. As of December 31, 2024, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that 35% of our issued ordinary shares (including ordinary shares underlying ADSs) as identified in publicly available filings were held in the United States by approximately 5 holders of record. The actual number of holders is potentially greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.
Since January 1, 2024, we have engaged in the following transactions with our directors, executive officers and holders of more than 3% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

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
Common dividends may be paid only if we have sufficient distributable profits from previous years (Gewinnvortrag) or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on our annual statutory standalone balance sheet prepared in accordance with Swiss company law after deduction of allocated statutory reserves and reserves required by our articles of association (Statuten). Our auditor must confirm that a proposal made by the board of directors to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code of Obligations of March 30, 1911, as amended, the CO, and our articles of association. In order for us to pay dividends to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen), a shareholders’ meeting must approve by the absolute majority of votes represented the reclassification of such reserves from capital contributions to freely distributable reserves (frei verfügbare Reserven) (to the extent permissible by the CO). Furthermore, dividends can be paid out of reserves from capital reserves only if the same amount is paid out of the annual profit or ordinary reserves. Dividends and distributions against reserves from capital contributions are usually due and payable after the shareholders’ resolution relating to the allocation of profit and distribution against reserves from capital contributions (if applicable) has been passed at the shareholders’ meeting or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves. Dividends paid on ordinary shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding dividends and other distributions distributed to holders of our ordinary shares. As of December 31, 2024, we had reserves from capital contributions in an aggregate amount of CHF 342,466,412.
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

B. Significant Changes.
Please see Note 27, Events After the Balance Sheet Date, included in the audited consolidated financial statements start at page F-1 included elsewhere in this Form 20-F. Other than the events included in this note, no significant changes have occurred.
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
Sales Agreement
On July 1, 2022, we entered into the Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC to sell ordinary shares from time to time at our discretion under an “at the market”, or ATM, program, with aggregate gross sales proceeds of up to $100.0 million. The Sales Agreement provides that the commission payable to Leerink Partners LLC (previously known as SVB Securities LLC, as sales agent, for sales of ordinary shares under the ATM program shall be up to 3.0% of the aggregate gross proceeds of any ordinary shares sold under the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions, including our agreement to indemnify Leerink Partners LLC (previously known as SVB Securities LLC against certain liabilities, including liabilities under the Securities Act. We and Leerink Partners LLC (previously known as SVB Securities LLC have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement. As of March 6, 2025, we have not made any sales under the Sales Agreement.
Underwriting Agreement
On October 24, 2024, we entered into an underwriting agreement with Leerink Partners LLC and TD
Securities (USA) LLC, as representatives of the several underwriters, in connection with an offering of our ADSs. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland, or the Treaty, is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) hold, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the dividend was payable.
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
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The negotiations were concluded on November 13, 2023 and on June 27, 2024, the Swiss Federal Tax Administration issued a press release announcing the signing of a reciprocal FATCA Model 1 intergovernmental agreement (the “Model 1 IGA”). This means that Switzerland will also receive account data from the United States in the future. Swiss financial institutions will no longer provide the required data to the U.S. authorities, but rather to the Swiss Federal Tax Administration, which will then transmit it to the Internal Revenue Service. In Switzerland, the implementation of the Model 1 IGA necessitates changes to national law, which will be decided by the Federal Assembly. Such changes to national law implementing the Model 1 IGA are currently expected to enter into force in Switzerland on January 1, 2027. However, it is not possible to predict whether and when such changes will be enacted.

Material U.S. Federal Income Tax Consequences for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker‑dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax‑exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ADSs, corporations that accumulate earnings to avoid U.S. federal income tax, S-corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass‑through entities, and investors in such pass‑through entities, or persons who hold our ADSs in connection with a trade or business, permanent establishment or fixed place of business outside the United States, including a permanent establishment in Switzerland). This discussion relates only to U.S. federal income taxes and does not address any other taxes, including but not limited to, U.S. state or local or non‑U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, or the special tax accounting rules under Section 451(b) of the Code.
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
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC is a fact-intensive determination made annually after the end of the taxable year and the applicable law is subject to varying interpretations. For instance, the value of our assets may be determined in large part by reference to the market price of our ADSs, which is likely to continue to fluctuate. Accordingly, we cannot provide any assurance regarding, and our U.S. counsel expresses no opinion with respect to, our PFIC status for any taxable year. Furthermore, there can be no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with our conclusion or that the IRS will not successfully challenge our position.
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

As of December 31, 2024, we had cash and cash equivalents plus short-term time deposits of CHF 149.4 million.
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
Credit risk
The maximum credit risk on financial instruments corresponds to the carrying amounts of our cash and cash equivalents, short-term time deposits and receivables. We have not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. As of December 31, 2024, substantially all of our cash and cash equivalents, and short-term time deposits were held at major financial institutions located in Switzerland. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. We enter into partnerships with partners that have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and SVP Finance, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and SVP Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and SVP Finance as principal financial officer, have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and SVP Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2024.
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
Item 16B. Code of Business Conduct and Ethics.
We have adopted a Code of Conduct which is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.molecularpartners.com. The Audit and Finance Committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We did not grant any waivers to the Code of Conduct during the year ended December 31, 2024. We expect that any amendments to the Code of Conduct will be disclosed on our website.
Item 16C. Principal Accountant Fees and Services.
The aggregate fees for services rendered by KPMG AG, Zurich, Switzerland (PCAOB ID 3240), for professional services were as follows:

in CHF thousands	2024	2023
Audit fees	674	571
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Balance at December 31	674	571
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
Pre-Approval Procedures and Policies
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by KPMG. The procedure requires that all proposed engagements of KPMG for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to KPMG in 2024 and 2023 were approved by the Audit and Finance Committee.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection.
Not applicable.
Item 16J. Insider Trading Policies.
Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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
Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, we prioritize and mitigate cybersecurity threats that we assess are more likely to lead to a material impact to our business.
We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional services firms, cybersecurity consultants, penetrating testing firms, and forensic investigators.
We use third-party service providers to perform a variety of functions throughout our business, such as data hosting, contract research, and contract manufacturing. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve, for example, different assessments designed to help identify cybersecurity risks associated with a provider and imposing contractual obligations related to cybersecurity on the provider.
For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so. See “Risk Factors—General Risks— If our data or information technology systems, or those of the third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such a compromise; including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.”
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
Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association, as currently in effect.
1.2	Organizational Rules of the registrant	20-F	001-40488	1.2	3/09/2023
2.1	Deposit Agreement.	20-F	001-40488	2.1	3/09/2023
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	20-F	001-40488	2.2	3/09/2023
2.3	Description of Securities	20-F	001-40488	2.3	3/09/2023
4.1#	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-255447	10.1	4/22/2021
4.2†	Collaboration and License Agreement, dated as of December 18, 2018, by and between Molecular Partners AG and Amgen Inc.	F-1	333-255447	10.3	4/22/2021
4.3†	Option and Equity Rights Agreement, dated as of October 27, 2020, by and between Molecular Partners AG and Novartis Pharma AG.	F-1	333-255447	10.6	4/22/2021
4.4†	License Agreement, dated as of January 17, 2022, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.4	3/09/2023
4.5†	License and Collaboration Agreement, dated as of December 13, 2021, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.5	3/09/2023
4.6†	Research and Development Collaboration and Option Agreement, dated as of January 5, 2024, by and between Molecular Partners AG and Orano Med SAS.	20-F	001-40488	4.6	3/14/2024
4.7*†	Amendment to the Research and Development Collaboration and Option Agreement, dated as of October 22, 2024, by and between Molecular Partners AG and Orano Med SAS
4.8*†	Development and Option Agreement, dated January 11, 2025, by and between Molecular Partners AG and OMT Theranostics
4.9#	Performance Share Plan 2018	F-1	333-255447	10.8	4/22/2021
4.10#	Performance Share Plan 2019	F-1	333-255447	10.9	4/22/2021
4.11#	Performance Share Plan 2020	F-1	333-255447	10.10	4/22/2021

4.12#	Performance Share Plan 2021 - Employees	F-1	333-255447	10.11	4/22/2021
4.13#	Performance Share Plan 2021 - Management	20-F	001-40488	4.10	3/09/2023
4.14#	Performance Share Plans 2022 - Employees	20-F	001-40488	4.11	3/09/2023
4.15#	Performance Share Plans 2022 - Management	20-F	001-40488	4.12	3/09/2023
4.16#	Performance Share Plans 2023 - Employees	20-F	001-40488	4.13	3/09/2023
4.17#	Performance Share Plans 2023 - Management	20-F	001-40488	4.14	3/09/2023
4.18#	Performance Share Plans 2024 - Employees	20-F	001-40488	4.16	3/14/2024
4.19#	Performance Shares Plan 2024 - Management	20-F	001-40488	4.17	3/14/2024
4.20*#	Performance Share Plans 2025 - Employees
4.21*#	Performance Shares Plan 2025 - Management
4.22#	Restricted Share Plan 2018	F-1	333-255447	10.14	4/22/2021
4.23#	Restricted Share Plan 2019	F-1	333-255447	10.15	4/22/2021
4.24#	Restricted Share Plan 2020	F-1	333-255447	10.16	4/22/2021
4.25#	Restricted Share Plan 2021	F-1	333-255447	10.17	4/22/2021
4.26#	Restricted Share Plan 2022	20-F	001-40488	4.19	3/09/2023
4.27#	Restricted Share Plan 2023	20-F	001-40488	4.20	3/09/2023
4.28#	Restricted Share Plan 2024	20-F	001-40488	4.24	3/14/2024
4.29*#	Restricted Share Plan 2025
8.1	List of subsidiaries of the Registrant	F-1	333-255447	21.1	4/22/2021
11.1*	Molecular Partners AG Insider Trading Policy
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of SVP Finance Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer and SVP Finance Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of KPMG AG, independent registered public accounting firm
97.1	Incentive Compensation Recoupment Policy	20-F	001-40488	97.1	3/14/2024

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Date: March 6, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Molecular Partners AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Molecular Partners AG and its subsidiary (the Group) as of December 31, 2024 and 2023, the related consolidated statement of profit or loss and other comprehensive result, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS® Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Zurich, Switzerland
March 6, 2025

Consolidated Statement of Financial Position

as of December 31,	Note	2024	2023
in CHF thousands
Assets
Property, plant and equipment	6	4,198	5,681
Intangible assets	7	49	212
Total non-current assets		4,247	5,893

Short-term time deposits	11	85,565	119,580
Other current assets	9	2,525	3,617
Trade and other receivables	10	2,317	1,953
Cash and cash equivalents	11	63,874	67,309
Total current assets		154,281	192,459

Total assets		158,528	198,352

Shareholders' equity and liabilities
Share capital	12	4,036	3,635
Additional paid-in capital		384,875	365,530
Treasury share reserve		(981)	(981)
Cumulative losses		(246,293)	(191,755)
Total shareholders' equity		141,637	176,429

Lease liability	22	1,227	2,444
Employee benefits	18.1	4,879	5,063
Total non-current liabilities		6,106	7,507

Trade and other payables	13	1,859	1,328
Accrued expenses	14	7,709	7,547
Contract liability	15	—	4,333
Lease liability	22	1,217	1,208
Total current liabilities		10,785	14,416
Total liabilities		16,891	21,923

Total shareholders' equity and liabilities		158,528	198,352
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss and
Other Comprehensive Result

for the year ended December 31,	Note	2024	2023	2022
in CHF thousands

Revenues and other income
Revenues from research and development collaborations		4,970	7,038	189,556
Other income		—	—	44
Total revenues and other income	5	4,970	7,038	189,600

Operating expenses
Research and development expenses	16	(48,604)	(48,784)	(50,749)
Selling, general and administrative expenses	16	(17,583)	(19,362)	(22,238)
Total operating expenses		(66,187)	(68,146)	(72,987)

Operating result		(61,217)	(61,108)	116,613

Financial income	19	7,214	4,279	1,859
Financial expenses	19	(38)	(5,155)	(619)
Net finance result		7,176	(876)	1,240

Result before income taxes		(54,041)	(61,984)	117,853

Income taxes	20	(2)	—	—
Net result, attributable to shareholders		(54,043)	(61,984)	117,853

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	18.1	(485)	(1,975)	5,334

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(10)	(16)	(17)

Other comprehensive result, net of tax		(495)	(1,991)	5,317

Total comprehensive result, attributable to shareholders		(54,538)	(63,975)	123,170

Basic net result per share (in CHF)	21	(1.59)	(1.89)	3.63
Diluted net result per share (in CHF)	21	(1.59)	(1.89)	3.54
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended December 31,	Note	2024	2023	2022
in CHF thousands

Net result attributable to shareholders		(54,043)	(61,984)	117,853
Adjustments for:
Depreciation and amortization	6/7	2,369	2,420	2,388
Share-based compensation costs	18	4,105	5,207	5,088
Change in employee benefits		(670)	535	1,147
Income tax	20	2	—	—
Financial income	19	(7,214)	(4,279)	(1,859)
Financial expenses	19	38	5,155	619
Changes in working capital:
Change in other current assets		237	1,424	1,787
Change in trade and other receivables		(347)	(933)	25,264
Change in trade and other payables		524	(812)	(5,339)
Change in contract liability	15	(4,333)	(5,713)	(25,190)
Change in accrued expenses		161	45	(2,434)
Exchange (loss) gain on working capital positions		(39)	(21)	(98)
Interest paid		(26)	(34)	(646)
Income taxes paid		—	—	—
Other financial expense		(12)	(15)	(14)
Net cash (used in) from operating activities		(59,248)	(59,005)	118,566

Proceeds from investments in short-term time deposits		277,015	319,443	199,219
Investments in short-term time deposits		(240,045)	(277,825)	(299,417)
Acquisition of property, plant and equipment	6	(705)	(575)	(1,177)
Acquisition of intangible assets	7	(18)	(233)	(240)
Interest received		4,239	3,827	494
Net cash from (used in) investing activities		40,486	44,637	(101,121)

Proceeds from issuance of new shares	12	17,342	—	—
Transaction costs on issue of shares	12	(1,741)	—	—
Investments in treasury shares	12	—	—	(631)
Proceeds from issuance of shares under LTI plans	12	40	31	250
Payment of lease liabilities		(1,208)	(1,198)	(1,189)
Net cash from (used in) financing activities		14,433	(1,167)	(1,570)

Exchange (loss) gain on cash positions		894	(5,102)	258
Net increase (decrease) in cash and cash equivalents		(3,435)	(20,637)	16,133

Cash and cash equivalents at January 1		67,309	87,946	71,813

Cash and cash equivalents at December 31	11	63,874	67,309	87,946
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
in CHF thousands
At January 1, 2022	3,229	355,010	—	(250,950)	107,289
Net result	—	—	—	117,853	117,853
Remeasurement of net pension liabilities (1)	—	—	—	5,334	5,334
Exchange differences on translating foreign operations	—	—	—	(17)	(17)
Total comprehensive income	—	—	—	123,170	123,170
Share-based compensation costs (1)	—	5,088	—	—	5,088
Issuance of new shares, net of transaction costs(2)	350	—	—	—	350
Issuance of treasury shares incl. transaction costs (2)	—	—	(981)	—	(981)
Issuance of new shares under LTI plans, net of transaction costs (2)	25	225	—	—	250
At December 31, 2022	3,604	360,323	(981)	(127,780)	235,166

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(61,984)	(61,984)
Remeasurement of net pension liabilities (1)	—	—	—	(1,975)	(1,975)
Exchange differences on translating foreign operations	—	—	—	(16)	(16)
Total comprehensive loss	—	—	—	(63,975)	(63,975)
Share-based compensation costs (1)	—	5,207	—	—	5,207
Issuance of new shares under LTI plans, net of transaction costs (2)	31	—	—	—	31
At December 31, 2023	3,635	365,530	(981)	(191,755)	176,429

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(54,043)	(54,043)
Remeasurement of net pension liabilities (1)	—	—	—	(485)	(485)
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive loss	—	—	—	(54,538)	(54,538)
Share-based compensation costs (1)	—	4,105	—	—	4,105
Issuance of new shares, net of transaction costs (2)	364	15,237	—	—	15,601
Issuance of new shares under LTI plans, net of transaction costs (2)	37	3	—	—	40
At December 31, 2024	4,036	384,875	(981)	(246,293)	141,637

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
The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for companies limited by shares (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
These audited consolidated financial statements as of and for the year ended December 31, 2024 comprise Molecular Partners AG and Molecular Partners Inc.
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
Based on the Group's cash and short-term time deposits positions at December 31, 2024, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis.
The consolidated financial statements as of and for the year ended December 31, 2024 were approved for issuance by the Company's Board of Directors on March 5, 2025.
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
New or revised IFRS standards and interpretations
The following new or revised standards that became effective during 2024 did not have a material effect on these consolidated financial statements:
•Lease Liability in a sales and Leaseback - Amendments to IFRS 16
•Statement of Cash flows - Amendments to IAS 7
•Financials Instruments disclosures - amendments to IFRS 7
•Classification of Liabilities - Amendments to IAS 1
Several new or revised standards have been published that are not yet effective and that have not been early adopted. Possible impacts have not yet been assessed but are anticipated to be immaterial.
Segment reporting
The Group operates in one segment, focusing on the discovery, development and prospective commercialization of a new class of biopharmaceutical products. The executive management, acting together as the chief operating decision maker, assess the financial performance and allocate resources on an aggregated level, and monitor the Group's operating expenses. Accounting policies applied are the same for both internal and external reporting purposes. The Group derives its research and collaboration revenues from research and development collaborations with third parties.
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
•income and expenses for each consolidated statement of profit or loss and other comprehensive result are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive result.
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
Leasehold improvements and right-of-use assets are depreciated using the straight-line method over the shorter of their estimated useful life and the lease term.
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
Molecular Partners Inc., the Group's U.S. subsidiary, is subject to statutory U.S. federal corporate income taxes and Massachusetts and New York state minimal tax.
Employee benefits
Postretirement benefits (pension plans)
The Company provides retirement, death and disability benefits to its Swiss employees in line with local customs and requirements through two separate plans, which are both accounted for as defined benefit plans.
The first plan is the compulsory defined benefit plan which is funded through employer (60%) and employee (40%) contributions to the Swiss pension fund VSAO (to which the Company is affiliated). This Company-wide plan has been in place since inception of the Company and all employees of the Company are eligible to its benefits (if all the conditions for admission according to the pension fund regulations are fulfilled, e.g. working duration of more than one month etc.) On retirement, the plan participant will receive the accumulated savings, which consist of a transfer-in at entry, all savings contributions paid in by the employer and the employee (net of any withdrawals) and the interest granted on those savings at the discretion of the pension foundation.
At that time, the plan participant has the right to choose between a lump-sum payment and an annuity, or a combination thereof. The annuity is calculated using a fixed conversion rate (dependent on the retirement age) determined by the pension foundation. The VSAO’s plan assets are pooled and the Company’s share is calculated based on its share of retirement savings and actuarial reserves for the annuities. Additional funding requirements may be determined by the pension foundation in case of a severe underfunding. Should the Company withdraw from the plan, the withdrawal may qualify as a partial liquidation under Swiss law.
The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 33 of the 33 eligible employees participated in this plan as of December 31, 2024 (December 31, 2023: 29 out of 29).
This plan is set up by affiliation to a collective foundation of Swiss Life, a Switzerland-based insurance company, for which contributions are 30% funded by the employee and 70% funded by the Company. The purpose of this voluntary plan is to allow higher (entirely extra-mandatory) retirement savings opportunity in a tax effective manner and higher risk benefits for the senior management. In addition, plan participants are entitled to a lump sum payment of at least five times of their annual insured salary in case of death. This is a fully insured Swiss pension plan that covers all investment and actuarial risks, including invalidity and death.
The pension plan of VSAO accounts for over 90% of both the Company’s defined benefit obligation and plan assets. The net liability recognized in the statement of financial position in respect of defined benefit pension plans is the total defined benefit obligation at the balance sheet date less the fair value of plan assets.
The defined benefit obligation (DBO) is calculated quarterly by independent actuaries using the projected unit credit method. According to this method, an additional unit of pension benefits is earned each year. In the case of active plan participants, the DBO corresponds to the present value of retirement, survivors', disability, and termination benefits at the valuation day. The DBO of retirees corresponds to the present value of the current annuities, possibly including future pension increases. Pension liabilities are determined on an actuarial basis using a number of assumptions, such as the discount rate and the expected long-term salary increase rate applied to determine the defined benefit obligation. The estimation of the fair value of plan assets attributable to the Company depends on the coverage ratio and technical bases and provisions of the pension fund VSAO. In determining the appropriate discount rate, for example, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liabilities. In determining the fair value of plan assets, the Company adds to the participants’ savings a share of the pension fund VSAO’s technical and fluctuation reserves. Additional information is disclosed in note 18.1.
Current and past service costs as well as the net interest on the defined benefit obligation are recognized in profit or loss in the period in which they are incurred, and are presented as part of personnel expenses. Remeasurements of the defined benefit pension plans are recognized in other comprehensive income (OCI).
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
Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner.
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

Capital management
The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2024 and 2023.
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
Co-development Agreement with Orano Med
On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021.
Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target.
Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials. The cost sharing in 2024 results in a net expense of TCHF 571 reported under research and development expenses in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2024.
In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights.
Additional agreements are being put in place for future development and commercialization of any potential programs that proceed into the clinical stage of development.

License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. Under the agreement, both parties collaborate on the discovery and optimization of the therapeutic candidates. The Group will be primarily responsible for the generation of DARPins for tumor-specific delivery of radioligands. The Group is eligible to invoice Novartis for its employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. As of December 31, 2021 the Group recognized a receivable for the upfront fee of USD 20 million (CHF 18.6 million) payable from Novartis in trade and other receivables and a corresponding contract liability in the consolidated statement of financial position. In January 2022, Novartis paid Molecular Partners the upfront fee.
The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20 million (CHF 18.6 million) is being recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan is based on the cost-based method and is measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2024, the Group recognized total revenue of CHF 5.0 million of which CHF 4.3 million related to the recognition of the upfront fee and CHF 0.6 million related to the recharge of employee-related expenses (2023 total revenue of CHF 7.0 million, 2022 total revenue of CHF 9.8 million.) The full amount of the upfront payment has now been recognized into revenue as the collaboration activities have come to an end in Q3 2024.As per contract terms, the research collaboration agreement comes to a close in March 2025.
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
Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit, or the FOPH Agreement
On August 11, 2020, the Group announced the reservation by the FOPH of a defined number of initial doses of the Group's anti-COVID-19 candidate, MP0420. Under the terms of the agreement, the Group received a reservation fee of CHF 7.0 million. With the exercise of the option by Novartis in January

2022 and the subsequent assignment of the agreement to Novartis, the Group recognized the CHF 7.0 million as revenue in 2022. The agreement had no further financial impact in 2023 and 2024.
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
On April 26, 2022 the Group announced that Amgen, had informed the Group of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, the Group recognized the remaining balance of the Amgen contract liability of TCHF 9,653 as revenue in 2022. The agreement had no further financial impact in 2023 and 2024.
During the years ended December 31, 2024, 2023 and 2022, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner.

Revenues by country
in CHF thousands, for the years ended December 31	2024	2023	2022
Revenues Switzerland	4,970	7,038	179,903
Revenues USA	—	—	9,653
Total revenues	4,970	7,038	189,556

Analysis of revenue by major alliance partner
in CHF thousands, for the years ended December 31	2024	2023	2022
Novartis AG, Switzerland	4,970	7,038	172,903
FOPH, Switzerland	—	—	7,000
Amgen Inc., USA	—	—	9,653
Total revenues	4,970	7,038	189,556
Other income
In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. There were no related agency services earned during 2024 and 2023 (2022: TCHF 44) and these are presented as Other income in the consolidated statement of profit or loss and other comprehensive result.

6.    Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2024
Cost
At January 1, 2024	9,740	723	1,311	9,616	633	22,023
Additions	356	145	204	—	—	705
Disposals	(94)	(104)	(67)	—	—	(265)
At December 31, 2024	10,002	764	1,448	9,616	633	22,463
Accumulated depreciation
At January 1, 2024	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Depreciation charge for the year	(684)	(49)	(184)	(1,200)	(70)	(2,188)
Disposals	94	104	67	—	—	265
At December 31, 2024	(8,658)	(645)	(1,242)	(7,215)	(504)	(18,265)
Carrying amount at December 31, 2024	1,344	119	206	2,401	128	4,198
The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland.

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2023
Cost
At January 1, 2023	9,646	731	1,315	9,616	624	21,932
Additions	397	6	163	—	9	575
Disposals	(303)	(14)	(167)	—	—	(484)
At December 31, 2023	9,740	723	1,311	9,616	633	22,023
Accumulated depreciation
At January 1, 2023	(7,660)	(687)	(1,172)	(4,815)	(364)	(14,697)
Depreciation charge for the year	(711)	(27)	(120)	(1,200)	(70)	(2,128)
Disposals	303	14	167	—	—	484
At December 31, 2023	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Carrying amount at December 31, 2023	1,672	23	186	3,601	199	5,681

7.    Intangible assets

in CHF thousands	Software
2024
Cost
At January 1, 2024	2,296
Additions	18
Disposals	(11)
At December 31, 2024	2,303
Accumulated amortization
At January 1, 2024	(2,084)
Amortization charge for the year	(181)
Disposals	11
At December 31, 2024	(2,254)
Carrying amount at December 31, 2024	49

in CHF thousands	Software
2023
Cost
At January 1, 2023	2,122
Additions	233
Disposals	(59)
At December 31, 2023	2,296
Accumulated amortization
At January 1, 2023	(1,851)
Amortization charge for the year	(292)
Disposals	59
At December 31, 2023	(2,084)
Carrying amount at December 31, 2023	212
8.    Financial instruments

in CHF thousands	Financial assets at amortized costs
2024
Cash and cash equivalents	63,874
Trade receivables	286
Accrued income	276
Short-term time deposits	85,565
Balance at December 31	150,001
2023
Cash and cash equivalents	67,309
Trade receivables	295
Accrued income	1,131
Short-term time deposits	119,580
Balance at December 31	188,315

The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period. Please also see note 25.

in CHF thousands	Financial liabilities at amortized cost
2024
Trade payables	679
Accrued project costs and royalties	2,057
Lease liabilities	2,444
Other non-employee related accrued expenses	551
Balance at December 31	5,731
2023
Trade payables	410
Accrued project costs and royalties	1,827
Lease liabilities	3,652
Other non-employee related accrued expenses	704
Balance at December 31	6,593
The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value.
9.    Other current assets

in CHF thousands	2024	2023
Prepayments	2,249	2,486
Accrued income	276	1,131
Balance at December 31	2,525	3,617
Accrued income relates to interest income accrued on the Group's balances of cash and cash equivalents and short-term time deposits.
10.    Trade and other receivables

in CHF thousands	2024	2023
Trade receivables	286	295
Value added tax	470	253
Withholding tax	1,484	1,339
Other receivables	77	66
Balance at December 31	2,317	1,953
Trade receivables are denominated in the following currencies:

in CHF thousands	2024	2023
EUR	286	—
USD	—	295
Balance at December 31	286	295

11.    Cash and cash equivalents and short-term time deposits

in CHF thousands	2024	2023
Cash at bank in CHF	54,127	57,379
Cash at bank in EUR	2,812	4,948
Cash at bank in USD	6,695	4,829
Cash at bank in GBP	240	153
Total cash at bank at December 31	63,874	67,309

Short-term time deposits in CHF	47,500	77,500
Short-term time deposits in USD	38,065	42,080
Total short-term deposits at December 31	85,565	119,580
All short-term time deposits at December 31, 2024 and 2023 were held with Swiss banks. As of December 31, 2024, the deposits denominated in CHF contained five positions with three banks, The deposits denominated in USD contained five positions with three banks. As of December 31, 2023, there were six deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained three positions with three banks. Please refer to note 25.
12.    Shareholders’ equity
The Group announced on October 25, 2024 a placement of 3,642,988 new registered shares, corresponding to approximately 9% of the Group's registered share capital, by way of an underwritten offering, at an offering price of CHF 4.76 per share. The new shares were issued from the capital range of the company under exclusion of the existing shareholders' pre-emptive rights. The new shares were listed and admitted to trading on SIX Swiss Exchange as of October 29, 2024. Payment and settlement took place on the same date.
Presented under the caption of additional paid-in capital on the statement of financial position, the Group accounted for a deduction of CHF1,740,777 for transaction costs. This deduction represents the costs that were incremental and directly attributable to the issuance of the new shares. The Group invested part of the net proceeds from the capital increase into short-term time deposits and the remaining part into cash and cash equivalents.
In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2024 2023,and 2022 all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish the Company’s pool of treasury shares that the Company can use in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares established in July 2022.
The total amount presented as Treasury shares reserve in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Group.

Classes of share capital
Ordinary share capital
On December 31, 2024, the Company’s issued share capital amounted to CHF 4,036,310 divided into 40,363,095 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future).

Ordinary shares
Shares in issue at December 31, 2021	32,292,648
Issued in relation to creation of treasury shares in August 2022	3,500,000
Issued in relation to vesting of PSU, RSU and options	252,058
Shares in issue at December 31, 2022	36,044,706
Issued in relation to vesting of PSU, RSU and options	309,591
Shares in issue at December 31, 2023	36,354,297
Issued in relation to capital raise in October 2024	3,642,988
Issued in relation to vesting of PSU, RSU and options	365,810
Shares in issue at December 31, 2024	40,363,095
The Company’s share capital registered with the Swiss Commercial Register on December 31, 2024 amounted to CHF 3,999,729 divided into 39,997,285 fully paid up registered shares with a par value of CHF 0.10 per share.
The capital increases in 2024 triggered by the option exercises and the vesting of Performance Share Units ("PSU") and Restricted Share Units ("RSU"), from the RSU Plan 2021 and PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on February 11, 2025.
The capital increase in October 2024 was registered with the Commercial Register on October 25, 2024.
Capital range
On December 31, 2024, the Company had a capital range from CHF 3,635,429.70 (lower limit) to up to CHF 5,453,144.55 (upper limit). On February 11, 2025, the upper limit of the capital range increased to CHF 5,489,726 and the lower limit increased to CHF 3,672,011 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital.
Conditional share capital
As of December 31, 2024 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 363,419 (taking into account the 365,810 registered shares already issued out of the conditional capital as of December 31, 2024, but not yet registered in the commercial register) through the issuance of up to 3,634,190 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2024, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of

Association). As a result, the available conditional capital for employee participation decreased by CHF 36,581 from CHF 400,000 to CHF 363,419.
In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2024, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged.
In 2024, 2023 and 2022 the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 36,581, CHF 30,959 and CHF 269,552 respectively and all resulted from the issuance of new shares (conditional share capital).
13.    Trade and other payables

in CHF thousands	2024	2023
Trade payables	679	410
Social security	1,177	918
Other payables	3	—
Balance at December 31	1,859	1,328
Trade payables are denominated in the following currencies:

in CHF thousands	2024	2023
CHF	361	227
EUR	187	161
USD	76	22
GBP	55	—
Balance at December 31	679	410
14.    Accrued expenses

in CHF thousands	2024	2023
Accrued project costs and royalties	2,057	1,827
Accrued payroll and bonuses	5,068	5,012
Other	584	708
Balance at December 31	7,709	7,547
15.    Contract liability
During 2024 the Company concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. With the amount of TCHF 4,333 recognized during 2024 there is no remaining balance as of December 31, 2024.

The table below presents the movement on the contract liability:

	Contract liability at January 1,	Additions	Recognized as revenue	Contract liability at December 31,
in CHF thousands	2024			2024
Novartis	4,333	—	(4,333)	—
Balance	4,333	—	(4,333)	—

	Contract liability at January 1,	Additions	Recognized as revenue	Contract liability at December 31,
in CHF thousands	2023			2023
Novartis	10,046	—	(5,713)	4,333
Balance	10,046	—	(5,713)	4,333

16.    Additional information on the nature of expenses

Research and development expenses
in CHF thousands	2024	2023	2022
Research consumables and external research and development expenses	(17,529)	(15,892)	(17,154)
Personnel expenses (1), see also note 18	(26,735)	(28,376)	(28,101)
Depreciation and amortization	(1,950)	(2,053)	(1,971)
Intellectual property	(515)	(853)	(957)
Facility expenses	(1,100)	(940)	(854)
Other research and development expenses	(765)	(660)	(703)
Royalties and license fees, see also note 17	(10)	(10)	(1,010)
Total year ended December 31	(48,604)	(48,784)	(50,749)

Selling, general and administrative expenses
in CHF thousands	2024	2023	2021
Personnel expenses (2), see also note 18	(10,961)	(11,640)	(11,788)
Other administrative expenses	(6,118)	(7,283)	(9,965)
Depreciation and amortization	(419)	(367)	(416)
Facility expenses	(85)	(72)	(69)
Total year ended December 31	(17,583)	(19,362)	(22,238)

Total operating expenses	(66,187)	(68,146)	(72,987)

(1) Research and development non-cash effective pension and share-based compensation costs were TCHF 1,833 in 2024, TCHF 3,447 in 2023 and TCHF 3,856 in 2022.
(2) Selling, general and administrative non-cash effective pension and share based compensation costs were TCHF 1,586 in 2024, TCHF 2,260 in 2023 and TCHF 2,329 in 2022.

17.    Royalties and license fees
The Group holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by the Group is CHF 10,000 per annum.
18.    Personnel expenses

in CHF thousands	2024	2023	2022
Salaries	(27,031)	(27,022)	(27,737)
Share-based compensation (non-cash effective)	(4,105)	(5,207)	(5,088)
Pension costs	(1,467)	(2,632)	(3,192)
Social security costs	(2,449)	(2,201)	(2,399)
Other personnel expenses	(2,644)	(2,954)	(1,473)
Total year ended December 31	(37,696)	(40,016)	(39,889)

Full-time equivalents and head count	2024	2023	2022
Average number of full-time equivalents	161.7	167.8	167.4
Full-time equivalents at year end	158.5	167.5	175.3
Headcount at year end	174	182	191
18.1    Pension costs and liabilities

in CHF thousands	2024	2023
Defined benefit pension plans
Actuarial assumptions
Discount rate at January 1	1.50%	2.25%
Discount rate at December 31 (1)	1.00%	1.50%
Future salary increases at December 31	2.00%	2.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2024	31.12.2023
Reconciliation of the amount recognized in the statement of financial position
Defined benefit obligation at December 31	58,210	56,347
Fair value of plan assets at December 31	53,690	51,627
Net defined benefit liability at December 31 (2)	4,520	4,720
Components of defined benefit cost in profit or loss
Current service cost (employer)	2,662	2,507
Past service cost (5)	(1,297)	43
Interest expense on defined benefit obligation	836	1,182
Interest income on plan assets	(761)	(1,126)
Administrative cost excl. cost for managing plan assets	27	26
Defined benefit cost recognized in profit or loss	1,467	2,632
thereof service cost and administrative cost	1,393	2,576
thereof net interest expense on the net defined benefit liability	74	56
Reconciliation of net defined benefit liability

Net defined benefit liability at January 1	4,720	2,245
Defined benefit cost recognized in profit or loss (3)	1,467	2,632
Remeasurement of net pension liabilities	485	1,975
Contributions by the employer (3)	(2,153)	(2,132)
Net defined benefit liability at December 31 (2)	4,520	4,720
Reconciliation of defined benefit obligation
Defined benefit obligation at January 1	56,347	52,529
Interest expenses on defined benefit obligation	836	1,182
Current service cost (employer)	2,662	2,507
Contributions by plan participants	1,352	1,344
Benefits (paid)/deposited	(5,210)	(3,918)
Past service cost	(1,297)	43
Administrative cost (excl. cost for managing plan assets)	28	26
Actuarial (gain)/loss on defined benefit obligation	3,492	2,634
Defined benefit obligation at December 31	58,210	56,347
Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,708	3,644
Actuarial (gain) / loss on changes in demographic assumptions	—	(10)
Actuarial (gain) / loss arising from experience adjustments	(216)	(1,000)
Actuarial (gain)/loss on defined benefit obligation	3,492	2,634
Return on plan assets excluding interest income	(3,007)	(659)
Remeasurement of net pension liabilities	485	1,975
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	51,627	50,284
Interest income on plan assets	761	1,126
Contributions by the employer	2,153	2,132
Contributions by plan participants	1,352	1,344
Benefits (paid)/deposited	(5,210)	(3,918)
Return on plan assets excl. interest income	3,007	659
Fair value of plan assets at December 31	53,690	51,627
Best estimate of contributions of next year
Contributions by the employer	2,128	2,156
Plan asset classes
Cash and cash equivalents	7,254	7,684
Equity instruments	23,455	21,810
Debt instruments (e.g. bonds)	10,391	9,047
Real estate funds	2,086	1,821
Others	1,961	1,792
Total plan assets at fair value (quoted market price)	45,147	42,154
Others	8,543	9,473
Total plan assets at fair value (non-quoted market price)	8,543	9,473
Total plan assets at fair value at December 31	53,690	51,627
thereof entity's own transferable financial instruments	—	—
thereof property occupied or other assets used by the entity	—	—
Sensitivity (4)

Defined benefit obligation at December 31 with discount rate -0.25%	60,728	58,683
Defined benefit obligation at December 31 with discount rate +0.25%	55,875	54,179
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	57,297	55,437
Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	59,149	57,283
Defined benefit obligation at December 31 with salary increases -0.25%	57,785	55,974
Defined benefit obligation at December 31 with salary increases +0.25%	58,623	56,707
Defined benefit obligation at December 31 with life expectancy +1 year	59,058	57,071
Defined benefit obligation at December 31 with life expectancy -1 year	57,360	55,619
Maturity profile of defined benefit obligation
Weighted average duration of defined obligation in years at December 31	16.8	16.2
Weighted average duration of defined obligation in years at December 31 for active members	16.7	16.1
Weighted average duration of defined obligation in years at December 31 for pensioners	17.9	17.3

(1) Discount rates are based on industry benchmarks related to benefits with a 20 year duration.
(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 359 (2023: TCHF 343; 2022: TCHF 307) for accrued sabbatical cost.
(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of profit or loss and other comprehensive result of which TCHF 532 are research and development costs (2023: TCHF 390; 2022: TCHF 846) and TCHF 154 are selling, general and administrative costs (2023: TCHF 110; 2022: TCHF 250).
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
(5) Negative past service cost mainly result from plan amendments in compulsory defined benefit plan with VSAO.

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated:

in CHF thousands	2024	2023	2022

Components of defined benefit cost in profit or loss
Current service cost (employer)	2,662	2,507	3,137
Past service cost	(1,297)	43	—
Interest expense on defined benefit obligation	836	1,182	231
Interest income on plan assets	(761)	(1,126)	(203)
Administrative cost excl. cost for managing plan assets	27	26	27
Defined benefit cost recognized in profit or loss	1,467	2,632	3,192
thereof service cost and administrative cost	1,393	2,576	3,164
thereof net interest expense on the net defined benefit liability	74	56	28

Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,708	3,644	(12,222)
Actuarial (gain) / loss on changes in demographic assumptions	—	(10)	—
Actuarial (gain) / loss arising from experience adjustments	(216)	(1,000)	3,546
Actuarial (gain)/loss on defined benefit obligation	3,492	2,634	(8,676)
Return on plan assets excluding interest income	(3,007)	(659)	3,342
Remeasurement of net pension liabilities	485	1,975	(5,334)

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
As of December 31, 2024 there are no more options outstanding on any of the Company's ESOP Plans. As of December 31, 2023, an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014. All these options were fully vested at the reporting date.
Since the initial public offering of the Company on the SIX Swiss Exchange on November 5, 2014, no further option grants have been made under any of these two share option plans.

18.2.2    Long Term Incentive (“LTI”) Plans: Restricted Share Units ("RSU'') and Performance Share Units ("PSU")
•LTI plans 2019 established in March 2020
•LTI plans 2020 established in March 2021
•LTI plans 2021 established in March 2022
•LTI plans 2022 established in March 2023
•LTI plans 2023 established in March 2024
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
As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding. As of December 31, 2023, 1,347,983 PSUs and 182,678 RSUs were outstanding.

18.2.3    Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements
The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates:

RSU/PSU, conditions and assumptions	2024	2023
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 17, 2024	April 4, 2023
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	192,639	120,144
Number of PSU granted	1,690,241	1,162,228
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	3.38 - 6.57	3.86 - 6.16
Vesting period for RSU (years)	1.00	1.00
Full contractual life for RSU (years)	3.00	3.00
Vesting period for PSU (years), Management Board	3.00	3.00
Vesting period for PSU (years), employees excluding Management Board	3.00 (pro-rata annual vesting)	3.00 (pro-rata annual vesting)
Full contractual life for PSU (years)	3.00	3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	66.87 - 72.79	67.08 - 77.51
Risk-free interest rate p. a. (%) / CHF LIBOR / Common shares	1.47 - 1.65	(0.24) - 1.17
Expected volatility on NBI	21.93 - 23.14	23.36 - 28.66
Risk-free interest rate p. a. (%) / USD LIBOR / NBI	3.82 - 5.21	5.30 - 6.04
Expected volatility on SPI	12.72 - 13.07	13.20 - 17.27
Risk-free interest rate p. a. (%) / CHF LIBOR / SPI	1.47 - 1.65	(0.24) - 1.17
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	3.43	5.20
Latest expiry date	Sep 30, 2027	Sep 30, 2026
Valuation model	Monte Carlo	Monte Carlo
Additional comments:
•Expected volatility: Historical share prices of the Company have been used.
•The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2023 and 2024 PSU Plans.

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2022	982,906	2.05	282,105	6.89	700,801	0.10
Granted	1,282,372	0.10	—	—	1,282,372	0.10
(Performance adjustment) (1)	(79,703)	0.10	—	—	(79,703)	0.10
(Forfeited) (2)	(63,218)	0.10	—	—	(63,218)	0.10
(Expired)	—	—	—	—		—
(Exercised options, vested PSU / RSU) (3)	(309,591)	0.10	—	—	(309,591)	0.10
Balance outstanding at December 31, 2023	1,812,766	1.16	282,105	6.89	1,530,661	0.10
Granted	1,882,880	0.10	—	—	1,882,880	0.10
(Performance adjustment) (1)	(259,442)	0.10	—	—	(259,442)	0.10
(Forfeited) (2)	(195,725)	0.10	—	—	(195,725)	0.10
(Expired)	(281,604)	6.89	(281,604)	6.89		—
(Exercised options, vested PSU / RSU) (3)	(365,810)	0.10	(501)	6.94	(365,309)	0.10
Balance outstanding at December 31, 2024	2,593,065	0.10	—	—	2,593,065	0.10

(1) Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
(2) Forfeited due to service conditions not fulfilled
(3) The weighted average share prices at the dates of exercising options during the year 2024 amounted to CHF 7.00. There were no options exercised in 2023.
The following table applies to all PSUs and RSUs outstanding at December 31, 2024:

Exercise price CHF	PSU/RSU (number)	Remaining life (years)
PSU/RSU
0.10	2,593,065	1.4
Total	2,593,065

The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2023:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Thereof exercisable options
Options
6.06	15,450	0.4	15,450
6.94	266,655	0.7	266,655
PSU/RSU
0.10	1,530,661	1.4
Total	1,812,766		282,105
The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows:

in CHF thousands	2024	2023	2022
Research and development	2,365	3,057	3,010
Selling, general and administrative	1,740	2,150	2,078
Total year ended December 31	4,105	5,207	5,088
19.    Financial income and financial expense
Financial income

in CHF thousands	2024	2023	2022
Interest income on financial assets held at amortized costs	3,384	4,279	1,142
Net foreign exchange gain	3,830	—	717
Total year ended December 31	7,214	4,279	1,859
Financial expense

in CHF thousands	2024	2023	2022
Net foreign exchange loss	—	(5,106)	—
Negative interest on financial assets held at amortized costs	(1)	—	(562)
Interest expense on leases	(24)	(34)	(43)
Other financial expenses	(13)	(15)	(14)
Total year ended December 31	(38)	(5,155)	(619)
20.    Income Taxes
Current taxes
The Company generated taxable losses in 2024, same as in 2023 whereas in 2022 the Company generated a taxable profit in Switzerland. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. Any potential future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate (after tax) for the year 2024 is 19.3% (2023: 19.3%; 2022: 19.4%).
Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York.

For the year ended December 31, 2024, current income tax expense of TCHF 2.2 (or in thousands of US Dollars ("TUSD") 2.5) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2023: tax expense of TCHF 0.4 (TUSD 0.5) and for the year ended December 31, 2022: tax expense of TCHF 0 (TUSD 0). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% U.S. federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York).
Deferred taxes
The Company's net loss before income taxes amounted to TCHF 50,643 in 2024 and to TCHF 56,285 in 2023, whereas the Company recorded a net income before taxes of TCHF 124,020 in 2022. The cumulative tax losses as of December 31, 2024 of TCHF 195,126 may be used as tax loss carry forwards to offset future taxable income over a period of seven years.2022
No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2024, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19 for a total of TCHF 4,520, see also note 18.1) due to the tax losses carried forward. Income tax expense has been calculated for the year ending December 31, 2024, based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2024.
Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences.
The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2024	2023
2027	(29,566)	(29,566)
2028	(58,632)	(58,632)
2030	(56,285)	(56,285)
2031	(50,643)	—
Total tax loss carry forwards as at December 31	(195,126)	(144,483)
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

	2024	2023	2022
Weighted average number of shares used in computing basic earnings per share	34,032,544	32,770,665	32,469,957
Weighted average number of shares used in computing diluted earnings per share	34,032,544	32,770,665	33,265,567

At December 31, 2024 and December 31, 2023, all potential ordinary shares were anti-dilutive at 2,585,484 and 1,526,976 respectively. At December 31, 2022, the number of shares that were dilutive, is 795,610.
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
Set out below are the carrying amounts of the lease liabilities and the movements during the period:

in CHF thousands	2024	2023
as at January 1,	3,652	4,850
Additions / new leases	—	—
Remeasurements	—	—
Recognition of interest on lease liabilities	24	34
Payments	(1,232)	(1,232)
Balance as at December 31,	2,444	3,652
Current	1,217	1,208
Non-current	1,227	2,444
Balance as at December 31,	2,444	3,652

The following are the expense amounts recognized in the consolidated statement of profit or loss and other comprehensive result. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2024, 2023 and 2022.

in CHF thousands	2024	2023	2022
Depreciation on right-of-use assets	1,200	1,200	1,200
Interest expense on lease liabilities	24	34	43
Total amount recognized in profit or loss	1,224	1,234	1,243
The total cash outflow for leases for the year ended December 31, 2024 amounted to TCHF 1,232 (year ended December 31, 2023 TCHF 1,232; year ended December 31, 2022 TCHF 1,232).

Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	—	—	2,464	2,444

Contractual maturities of financial liabilities at December 31, 2023 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	1,232	—	3,696	3,652
23.    Related party disclosures
Compensation costs of key management, which includes executive management and the Board of Directors, are as follows:

in CHF thousands	2024	2023	2022
Short-term employee benefits	2,644	2,761	3,159
Post-employment benefits	241	253	297
Share-based compensation	1,522	1,914	2,111
Total year ended December 31	4,407	4,928	5,567
24.    Capital commitments
As of December 31, 2024 and December 31, 2023, the Group did not have any capital commitments.
25.    Financial risk management
Foreign exchange risk
In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR.
During 2024 and 2023, the Group did not enter into any forward currency transactions. No forward currency transactions were outstanding as of December 31, 2024 and 2023.
The following table demonstrates the sensitivity to a reasonably possible change in exchange rates for the Group's main foreign currencies, USD and EUR, with all other variables held constant, of the Group’s result before taxes. There is no direct impact on the Group’s equity.

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions
2024	+10%	4,468
	-10%	(4,468)
2023	+10%	4,718
	-10%	(4,718)
2022	+10%	5,904
	-10%	(5,904)
EUR Positions
2024	+10%	291
	-10%	(291)
2023	+10%	479
	-10%	(479)
2022	+10%	1,252
	-10%	(1,252)
Interest rate risk
Molecular Partners earns interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in three different Swiss banks to optimize interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.
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

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions
2024	+0.5%	508
	-0.5%	(508)
2023	+0.5%	674
	-0.5%	(674)
2022	+0.5%	888
	-0.5%	(888)
USD Positions
2024	+0.5%	224
	-0.5%	(224)
2023	+0.5%	235
	-0.5%	(235)
2022	+0.5%	294
	-0.5%	(294)
EUR Positions
2024	+0.5%	14
	-0.5%	(14)
2023	+0.5%	25
	-0.5%	(25)
2022	+0.5%	63
	-0.5%	(63)
Credit risk
The maximum credit risk on financial assets corresponds to the carrying amounts of the Group’s cash and cash equivalents, short-term time deposits and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.
The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2024 of AAA (Zürcher Kantonalbank), AA+ (Luzerner Kantonalbank) and A+ (UBS) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.
The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

The maximum credit risk as of the balance sheet date was as follows:

Credit risk
in CHF thousands	2024	2023
Cash and cash equivalents	63,874	67,309
Trade receivables	286	295
Accrued income	276	1,131
Short-term time deposits	85,565	119,580
Total credit risk as at December 31	150,001	188,315
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
26.    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice. On February 29, 2024, the court ordered the case closed.
27.    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading.