Form 20-F
period 2025-12-31
MOLECULAR PARTNERS AG
filed 2026-03-12
CIK 1745114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Patrick Amstutz
Chief Executive Officer
Molecular Partners AG
Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
Tel: +41 44 755 77 00
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (each representing one ordinary share, CHF 0.10 nominal value per share)	MOLN	The Nasdaq Stock Market LLC
Ordinary shares, CHF 0.10 nominal value per share	*	The Nasdaq Stock Market LLC
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
Ordinary shares, CHF 0.10 nominal value per share: 40,374,641 ordinary shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
We present our consolidated financial statements in CHF and in accordance with IFRS® Accounting Standards, or IFRS, as issued by the International Accounting and Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.
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
•our financial performance;
•the impact of macro-economic factors, including inflation, the U.S. Federal Reserve and other financial regulatory agencies raising interest rates, political conditions, changes in trade policies and geopolitical conflicts in Europe and the Middle East on our business, operations and prospects and on our clinical trials;

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
Since our inception, we have incurred significant operating losses, including negative net results, attributable to shareholders. As of December 31, 2025, we had cumulative losses of CHF 311.8 million. For the year ended December 31, 2025, we recorded negative net result, attributable to shareholders of CHF 61.7 million and for the year ended December 31, 2024, we incurred negative net result, attributable to shareholders of CHF 54.0 million.
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
•continue to prepare for and initiate the Phase 1 clinical trial of MP0712, our DLL3 targeting Radio DARPin Therapy, or RDT against small cell lung cancer in collaboration with subsidiaries of Orano SA, or Orano Med;
•continue to prepare for and potentially initiate a Phase 0 and Phase 1 clinical trial of MP0726, our MSLN targeting RDT against ovarian cancer in collaboration with Orano Med;
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
To date, we have funded our operations through public and private placements of equity securities, upfront, milestone, option exercise, reservation fee, expense reimbursement, sponsored research payments received from our collaborators, recharging of third party costs and interest income from the investment of our cash, cash equivalents and financial assets. We expect to require additional funding in the future to sufficiently finance our operations and advance development of our product candidates. On July 1, 2022, we entered into a sales agreement with Leerink Partners LLC (previously known as SVB Securities LLC), or the Sales Agreement, to sell ordinary shares from time to time at our discretion under an “at the market” program, with aggregate gross sales proceeds of up to $100.0 million. This sales agreement was renewed in June 2025.

We expect that our existing cash, cash equivalents, together with anticipated funding through collaborations, will enable us to fund our operating expenses and capital expenditure requirements into 2028. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for our product candidates will depend on many factors, including:
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
We may not be successful in our efforts to further develop our DARPin platform technology and current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, European Commission (granted on the basis of a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA) or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.
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
•delays in or failure to obtain institutional review board, or IRB approval or positive ethics committee opinion at each site;
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
We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial or by the national competent authorities of EU Member States, the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the EMA, national competent authorities of EU Member States, the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. We have faced and may face in the future bioburden during drug substance production campaigns or particles in drug product preparations at our CMOs which led or may lead to regulatory actions, including from the FDA. While we and our partners endeavor to maintain appropriate backup supply with respect to our product candidates, and not all such bioburden or particles result in regulatory action or delays, we cannot assure that any such issues would not result in delays in our clinical trials or product development or other adverse impacts on our business.

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
Clinical trials must be conducted in accordance with the FDA, the EMA and other applicable regulatory authorities' legal requirements and regulations, and are subject to oversight by these governmental agencies, IRBs and ethics committees at the medical institutions where the clinical trials are conducted or ethics committees. In addition, clinical trials must be conducted with supplies of our product candidates produced under cGMP requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with GCP requirements. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.
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
In order to obtain FDA or EMA approval to market a new pharmaceutical or biological product we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned Investigational New Drug application, or IND, in the United States, or a Clinical Trial Authorization Application, or CTA, in the European Union. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or EMA or national competent authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. Thus, we cannot be sure that we will be able to submit INDs or CTAs for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or CTAs will result in the FDA or EMA or national competent authorities of EU Member States allowing clinical trials to begin.

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
•delays in reaching a consensus with regulatory agencies on study design; and
•the FDA or EMA or national competent authorities not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.
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

Some of our product candidates may be requested for use in compassionate care programs prior initiation of clinical trials, which may provide early in human data that may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.
Some of our product candidates, such as MP0712, the lead program from our RDT platform, and MP0726, may be requested by treating physicians for use in a compassionate care setting prior to initiation of clinical trial phase 0 or phase 1; and we may accept such requests. For example MP0712 has been requested and provided for imaging use in a compassionate care setting by NuMeRi in Pretoria, South Africa under Section 21 of the Medicines and Related Substances Act 1965 (Act 101 of 1965). Such compassionate care use may provide early in human data that may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.

Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.

Some of our product candidates, such as MP0533 and MP0317, the lead product candidates from our oncology program, and also MP0712 and MP0726 and other potential future RDT product candidates, utilize novel mechanisms of action which may result in greater research and development expenses, regulatory and development or CMC and supply chain issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with the novel mechanisms of action. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanisms of action also means that fewer people are trained in or experienced with product candidates of such type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Any such events could adversely impact our business prospects, financial condition and results of operations.

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

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects or even death. In such an event, our trials could be suspended or terminated and the FDA, the EMA, the national competent authorities of EU Member States or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our prospects significantly. Further, because all of our product candidates and preclinical programs are based on our DARPin technology, any adverse safety or efficacy findings related to any product candidate or preclinical program may adversely impact the viability of our other product candidates or preclinical programs.
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
The regulatory approval processes of the FDA, the European Commission and EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
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
•the results of clinical trials may not meet the level of statistical significance required by the FDA, the European Commission and EMA or comparable foreign regulatory authorities for approval;
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
•the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA, the European Commission and the EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business. The FDA, the European Commission and the EMA and other comparable foreign authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.
We or our partners may seek fast-track designation for some or all of our product candidates, but we may not receive such designation, and even if we do, it may not lead to a faster development or regulatory review or approval process, and will not increase the likelihood that such product candidates will receive marketing approval.
We or our partners may seek fast-track designation and review for some or all of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition or disease, and nonclinical or clinical data demonstrate the potential to address an unmet medical need, the product may qualify for FDA fast track designation, for which sponsors must apply. The FDA has broad discretion whether or not to grant this designation. Thus, even if we or our collaborators believe a particular product candidate is eligible for this designation, the FDA may decide not to grant it. Moreover, even if we do receive fast track designation, we or our collaborators may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from the clinical development program.
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
In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label based on the physician’s independent medical judgment. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.
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
There have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the new administration will impact the ACA and our business.
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

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at the U.S. Department of Health and Human Services, or HHS, the FDA, the Centers for Medicare & Medicaid Services, or CMS, and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

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
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In the EU, pricing and reimbursement schemes vary widely from country to country. Some EU Member States may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. In addition, some EU Member States may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 12, 2025, Regulation (EU) 2021/2282 on Health Technology Assessment, or the HTA Regulation, entered into application through a phased implementation. It is intended to increase cooperation among EU Member States in assessing clinical aspects of health technologies, including new medicinal products. The Regulation establishes a framework for joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies. The Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on EU‑level joint clinical assessment reports for the clinical components of their national HTA evaluations. EU Member States, however, remain responsible for assessing non‑clinical aspects, such as economic, ethical, and social considerations, and for making pricing and reimbursement decisions at the national level. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
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
•
•the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the U.S. federal physician payment transparency legislation, commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•analogous state laws and regulations, including: state laws requiring certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction; state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•European and other foreign law equivalents of each of the above laws, including restrictions regarding transfers of value and reporting requirements detailing interactions with and payments to healthcare professionals and other healthcare stakeholders.
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
Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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
In addition, on December 11, 2025, the European Commission, the Parliament and the European Council reached a political agreement on a comprehensive overhaul of EU pharmaceutical legislation (the “Pharma Package”). The reform has been under negotiation since the European Commission submitted its proposal in April 2023. This package - comprised of a new directive and regulation to replace existing legislation – aims to modernize the EU framework. The political agreement is still subject to formal approval by the European Parliament and Council. If approved in the form proposed, the Pharma Package will, among other changes, reduce the baseline market protection period by one year, with limited opportunities for extensions; reshape the incentives regime for orphan medicinal products; and expand the Bolar exemption. A decrease in market exclusivity opportunities for our product candidates in the EU, combined with the expanded Bolar exemption, could open them to generic or biosimilar competition earlier than under the current regime, potentially impacting reimbursement status and the commercial prospects of our product candidates.

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
Our current and potential future use of AI may not be successful and presents new risks and challenges to our business.

We currently integrate artificial intelligence, or AI, in certain of our research and development activities, including identification of potential product candidates, and are seeking to further integrate AI throughout our business. We are exploring additional opportunities to incorporate AI into our processes for drug discovery, drug development, drug commercialization, and in connection with our enabling functions. Such efforts may not be successful. Issues relating to the use of new and evolving technologies such as AI may cause us to experience brand or reputational harm, competitive harm, legal liability, and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues.

As with many innovations, AI presents risks and challenges that could undermine or slow its adoption, and therefore harm our business. Developing, testing and deploying AI systems may also increase our operating costs due to the nature of the computing costs involved in such systems, which could adversely affect our business, financial condition and results of operation. The use of AI by us and our business partners may lead to novel and urgent cybersecurity risks, which could have a material adverse effect on our operations and reputation as well as the operations of any of our business partners. We may also face increased competition from other companies that are using AI, some of whom may develop more effective methods than we and any of our business partners have, which could have a material adverse effect on our business, results of operations, or financial condition. In addition, our efforts to develop, acquire or integrate these technologies will involve significant time, costs, and other resources, and may divert our management team’s attention and focus from executing on other elements of our strategy. Furthermore, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain business practices to comply with U.S. and foreign laws concerning the use of AI, the nature of which cannot be determined at this time.

Risks Related to Our Business and Industry
Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals, as well as fines.
The international biopharmaceutical and medical technology industry is highly regulated by the FDA, the EMA and other comparable foreign authorities and by other national or supra-national regulatory authorities that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labeling, marketing, sales, storage, record keeping, promotion and pricing of our product candidates. Such regulation is further subject to regular review by the FDA, the EMA and other comparable foreign authorities which may result in changes in applicable regulation. If we do not comply with one or more of these requirements in a timely manner, or at all, our product development could experience significant delays as a result of the FDA, the European Commission with support from the EMA or other comparable regulatory authorities recommending non-approval or restrictions on approval of a product candidate, leading to an inability to successfully commercialize any of our product candidates, which would materially harm our business. Any failure of any of our product candidates in clinical studies or to receive regulatory approval could have a material adverse effect on our business, results of operations and financial condition. If any of our product candidates fails to obtain approval on the basis of any applicable condensed regulatory approval process, this will prevent such product candidate from obtaining approval in a shortened time frame, or at all, resulting in increased expenses which would materially harm our business.
Compliance with requirements laid down by local regulatory authorities is necessary in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. Local regulatory authorities notably include the European Commission with support from the EMA, national competent authorities of EU Member States and the FDA. In order to market our future products in regions such as the European Economic Area, United States of America, Asia Pacific and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can require additional clinical testing, and the time required to obtain approval may differ from that required to obtain for example FDA or EMA approval. Moreover, clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or European Commission does not ensure approval by the comparable foreign authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA.

There can be no assurance that our product candidates will fulfil the criteria required to obtain necessary regulatory approval to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates. Each of the FDA, the European Commission with support from the EMA and other comparable foreign authorities may impose its own requirements, may discontinue an approval or revoke a license, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by the FDA, the EMA or one or more other comparable foreign authority. The FDA, the EMA or other comparable foreign authorities may also approve a product candidate for fewer or more limited indications or patient sub-segments than requested or may grant approval subject to the performance of post-marketing studies. The EMA's, the FDA's or other regulatory authority's approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons could include, among others, the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety, purity or potency, or efficacy, during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved the FDA, the EMA or the national competent authorities of EU Member States or other comparable foreign authorities or that products will be approved for marketing by such competent authorities in any pre-determined indication or intended use. Any of the FDA, the European Commission with support from the EMA and other comparable foreign authorities may disagree with our interpretation of data submitted for their review.

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
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate: the regulations of the FDA, the European Union and EU Member States and other comparable foreign authorities, including those laws that require the reporting of true, complete and accurate information to competent authorities; manufacturing standards; federal, state and foreign data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

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
Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single-source unaffiliated third-

party suppliers. In addition, we rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products, including for the RDT where we will rely on isotope providers and third-parties capabilities in radio-labelling and product supply. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business and future prospects.
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
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (commonly known as processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations relating to data privacy and security.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including health information privacy laws, data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we may be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act, or CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, if we were to become subject to these laws, they may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the Swiss Federal Act on Data Protection, or FADP, applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The Swiss Information Security Act also applies to certain companies and sets forth reporting obligations for certain cybersecurity incidents. The European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR (collectively, GDPR), impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater. Further, companies may face private litigation related to processing of personal data brought not only by individuals but also by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Additionally, EU member states are also able to legislate separately on health and genetic data, and we must comply with applicable local laws where we operate.
Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which limit the transfer of personal data across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, Switzerland and the EU and UK GDPR impose strict rules on the transfer of personal data outside of Switzerland, the European Economic Area (EEA) or the United Kingdom respectively, to countries which are deemed to have inadequate levels of data protection safeguards in place, such as the United States. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. There are currently various mechanisms that may be used to transfer personal data from the EEA, UK, and Switzerland to other countries, including the United States, in compliance with law, such as the EEA Standard Contractual Clauses, or SCCs, the UK’s International Data Transfer Agreement/Addendum and the EU-U.S. Data Privacy Framework and the UK and Swiss extensions thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework). Currently, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these or other mechanisms to lawfully transfer personal data to the United States. If we cannot implement a valid compliance mechanism for cross-border data transfers from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we may face increased exposure to regulatory actions, substantial fines and penalties, and injunctions against processing or transferring personal data necessary to operate our business from Switzerland, Europe or other foreign jurisdictions. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by interrupting or degrading our operations, limiting our ability to conduct clinical trial activities in Switzerland, Europe and elsewhere, limiting our ability to collaborate with partners, vendors, and other third parties that are subject to such cross-border data transfer or localization laws, or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered “foreign persons” and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to engage in transactions or agreements with certain third parties in the future.

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

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI, it could make our business less efficient and result in competitive disadvantages.

Our obligations related to data privacy and (and individuals’ data privacy expectations) security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and has in the past and may in the future necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we, or the third parties with whom we work, fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to government enforcement actions (which could include civil, criminal and administrative penalties such as investigations, fines, penalties, audits, inspections, and similar), private litigation (including class-action claims) and mass arbitration demands, and/or adverse publicity, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, imprisonment of company officials. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to interruptions or stoppages in our business operations (including, as relevant, clinical trials), inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or revision or restructuring of our operations.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
We are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws. Compliance with applicable regulatory requirements regarding the export of our products and product candidates may create delays in the introduction of such items in international markets or, in some cases, prevent the export of our products or product candidates to some countries altogether. Furthermore, export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by sanctions.

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business, as well as their employees, officers, representatives, and other agents acting on their behalf, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.
There is no assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the Swiss anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with the FCPA, the Swiss anti-corruption laws and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the Swiss anti-corruption laws, other anti-corruption laws or trade control laws by U.S., Swiss, or other governmental authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
In addition, changes in our products and product candidates or changes in applicable sanctions, export or import laws and regulations may create delays in the introduction or provision of our products and product candidates in other jurisdictions, prevent others from using our products and product candidates or, in some cases, prevent the export or import of our products and product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our products and product candidates could adversely affect our business, financial condition and results of operations.
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
We currently have collaborative research relationships with the University of Bern for MP0533, Orano Med for Radio-DARPin therapies, Eckert & Ziegler, University of Freiburg and Paul Scherrer Institute for Radio-DARPin therapies. We have had and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights and other proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these intellectual property and other proprietary rights.
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
In complying with the manufacturing regulations of the FDA, the European Union and other comparable foreign authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against our CMOs and subsequently against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA, the national competent authorities of EU Member States or other comparable foreign authorities, to monitor and ensure compliance with cGMP. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including shutdown of the third-party vendor or invalidation of drug product lots or processes, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products, if approved, and significantly harm our business, financial condition, results of operations and prospects. In addition, if any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions. For example, we have faced and may face in the future bioburden during drug substance production campaigns or particles in drug product preparations at our CMOs which led or may lead to regulatory actions, including from the FDA. While we and our partners endeavor to maintain appropriate backup supply with respect to our product candidates, and not all such bioburden or particles result in regulatory action or delays, we cannot assure that any such issues would not result in delays in our clinical trials or product development or other adverse impacts on our business. We face risks inherent in relying on our CMOs, as any disruption, such as a fire, natural hazards or vandalism at any such CMO could significantly interrupt our manufacturing capability. Our CMOs currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as the CMO builds or locates replacement facilities and seeks and obtains necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all.
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
We may not have access to all information regarding the product candidates we license to our collaboration partners. Consequently, our ability to inform our shareholders about the status of such product candidates, and to make informed operational and investment decisions about the product candidates to which we have retained development and commercialization rights, may be limited.
We may not have access to all information regarding the product candidates being developed and potentially commercialized by future collaboration partners, including potentially material information about clinical trial design and execution, safety reports from clinical trials, spontaneous safety reports if the product is later approved and marketed, regulatory affairs, process development, manufacturing, marketing and other areas known by the collaboration partner. In addition, we may have confidentiality obligations under future agreements with collaboration partners. Thus, our ability to keep our shareholders informed about the status of product candidates under our future collaborations may be limited by the degree to which the future collaboration partners keep us informed and allow us to disclose such information to the public.
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
We cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations, and has been the subject of much litigation in recent years. The standards applied by the United States Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, and other foreign patent offices in granting patents are not always identical or applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from our pending patent applications or, if issued, patents may vary in scope depending on the jurisdiction. As such, we do not know the degree of future protection that we will have on our proprietary products and technology in the various jurisdictions. The scope of patent protection that the USPTO, the EPO and other foreign patent offices will grant with respect to the DARPin product candidates in our product pipeline is uncertain. It is possible that the USPTO, the EPO and other foreign patent offices will not allow broad claims that cover DARPin product candidates closely related to our product candidates or to the specific protein building blocks. As a result, upon receipt of European Commission or FDA approval, competitors may be free to market other products almost identical to ours, thereby decreasing our market share.
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
Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees' or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution and maintenance of the licensed patent applications or other intellectual property, or to maintain the patents, or may not have the first right to enforce the intellectual property. We may need to enter into new license or royalty agreements, covering technology that we license from or license to third parties or have developed in collaboration with our collaboration partners and are reliant on patent procurement activities of our licensors, licensees or collaboration partners. Therefore, we may not be able to adequately influence the patent prosecution or enforcement of these patents and patent applications, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees and we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business and that does not compromise the patent rights. If our current or future licensors, licensees or collaboration partners fail to obtain, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or lost. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the preparation, filing, prosecution, maintenance, defense or enforcement of any licensed patent rights, such patent rights could be compromised. The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot be certain that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may invalidate patents in whole or in part or prevent patents from issuing from pending patent applications. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification, revocation, derivation, or other actions in court or before patent offices challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed, invalidated, or held unenforceable. Such proceedings have a higher impact in the biopharmaceutical industry than in other industries, given that biopharmaceutical products are often protected by only one or few patents. Our and our licensors’, licensees’ or collaboration partners’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the practiced technology. An adverse determination in any such proceeding could reduce the scope of, invalidate, or render unenforceable our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.
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
We may need to rely upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our product candidates. We may also need to obtain additional licenses to advance the development and commercialization of any product candidates we may develop. Additionally, we have in the past collaborated and may in the future collaborate with U.S. and/or European academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In some instances, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program. Our current license and collaborations agreements also impose, and we expect that future agreements will likely impose various reporting, prosecution, diligence, fee payment, royalty and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and our licensing or collaboration partners regarding our rights or obligations under the agreements, including any such conflict, dispute or disagreement arising from our alleged failure to satisfy payment obligations under any such agreement, we may owe damages, the counterparty may have a right to terminate the affected agreement, and our and our licensees' ability to utilize the affected intellectual property in drug discovery and development efforts, and our ability to enter into collaboration or marketing agreements for an affected product candidate, may be adversely affected. Our business could also suffer if a licensor or collaborator fails to abide by the terms of the agreement, if any licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms or at all. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. For more information regarding our license and collaboration agreements, see “Item 4.B — Business—License and Collaboration Agreements.”
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. For example:
•others may be able to make compounds that are similar or substantially equivalent to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;
•the patents of third parties, including patents related to repeat protein technology, may have an adverse effect on our business;
•we or our current or future licensors or strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have licensed;
•we or our current or future licensors or strategic partners might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;
•it is possible that our current or future patent applications will not lead to issued patents;
•issued patents that we own or license may not provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Dr. Patrick Amstutz, our Chief Executive Officer, Dr. Alexander Zürcher, our Chief Operating Officer, Dr. Martin Steegmaier, our Chief Science Officer, Dr. Michael Tobias Stumpp, our EVP Projects, Dr. Philippe Legenne, our Chief Medical Officer and Renate Gloggner, our EVP People and Culture.
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

•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad
•workforce uncertainty in countries where labor unrest is more common than in the United States;
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
Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as conflicts in the Middle East, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our ordinary shares.
Global economic instability and unfavorable conditions could materially and adversely affect our business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States, and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, conflicts in the Middle East are ongoing. Any resulting instability and unfavorable economic conditions from the wars could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this report on Form 20-F.
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

The standard effective corporate tax rate in Schlieren, Canton of Zurich, can change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2025 in Schlieren, Canton of Zurich, is approximately 19.3%.
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
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our ADSs and our ordinary shares could decline significantly. As of December 31, 2025, we had 40,374,641 ordinary shares outstanding including 2,962,973 treasury shares held through our wholly-owned subsidiary Molecular Partners Inc. and 4,874,897 ADS representing our ordinary shares issued and outstanding. In addition, ordinary shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

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
Management is required to assess the effectiveness of our internal controls annually on Form 20-F to be filed with the SEC. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
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
Based upon our analysis of the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are characterized as a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. E Taxation – Material U.S. Federal Income Tax Consequences for U.S. Holders” below) hold our ADSs, U.S. Holders of our ADSs may suffer adverse tax consequences regardless of whether we continue to qualify as a PFIC, including having gains realized on the sale of our ADSs treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. Holders, and having interest charges apply to certain distributions by us and gains from the sales of our ADSs.
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
We and the third parties with whom we work collect and maintain information in digital and other forms that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we and the third parties with whom we work process proprietary, confidential and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets, and proprietary business information (collectively, sensitive information). We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors have access to certain of our sensitive information. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent, have generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and are increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products.

We and third parties with whom we work are also be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing and credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, personnel misconduct or error, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our business operations.
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
Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to conduct our business. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We have in the past been target of unsuccessful phishing attempts and expect such attempts will continue in the future.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

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
We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems, but we may not, however, detect, mitigate, or remediate all such vulnerabilities on a timely basis. Vulnerabilities could be exploited and result in a security incident. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders of security incidents, including affected individuals, customers, regulators and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include governmental enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may negatively impact our ability to grow and operate our business.

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
B. Business Overview
We are a clinical-stage biotechnology company pioneering the design and development of DARPin therapeutics for medical challenges that other drug modalities cannot readily address. We have programs in various stages of preclinical and clinical development, currently with main focus on oncology. DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of custom-built protein drug candidates based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. We believe the key properties of DARPins – potential for high affinity and specificity, small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. We leverage the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers.
Our DARPin candidates have been extensively tested in preclinical studies and clinical trials, including in more than 2,500 patients, and have been observed to be highly active and generally well-tolerated.
Leveraging our DARPin drug engine, we have designed product candidates with multiple mechanisms of action, or MoAs, that we believe have the potential to offer patients therapeutic options with higher efficacy and fewer adverse events as compared to current standard of care. Among these multiple MoAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate immune cells (e.g., logic-gated Switch-DARPins), deliver cytotoxic payloads and radionuclides (e.g., Radio-DARPins), neutralize viruses, adjust half-life as needed, and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.

We believe that our DARPin platforms, including Radio-DARPins and Switch-DARPins, have the potential to yield novel product candidates with broad therapeutic applications given their ability to overcome many of the limitations of antibody and other conventional protein-based therapeutics. By harnessing DARPins’ intrinsic advantages and leveraging our two decades of experience and leadership with DARPins, we believe our DARPin drug candidates can close the gap between small molecule and antibody medicines as a new therapeutic modality poised to offer clinical breakthroughs.
Our Pipeline
We believe our DARPin therapies have the potential to address defined medical problems that are not addressable by other drug classes. We currently remain focused on oncology through our robust pipeline of clinical and preclinical programs, with particular attention to MP0712, our lead Radio-DARPin candidate targeting DLL3 now in a Phase 1/2a trial in the United States.
Our pipeline chart as of March 2026 is illustrated below:

*The co-development agreement with Orano Med includes up to ten potential oncology candidates including MP0712 and MP0726.

Our pipeline programs benefit from the learnings of earlier discoveries, such as:
•Multi-specificity and avidity-driven selectivity to boost tumor specificity for our product candidate MP0533, a tetra-specific T cell engager for AML;
•The use of fibroblast activation protein, or FAP, as localized activator for MP0317;
•Radio-DARPins as vectors for precise delivery of radioactive isotopes to tumor lesions;
•Switch-DARPins, that combine two distinct target specificities on a single DARPin domain, resulting in logic-gated, conditional effector functions and safer systemic delivery.

We have strategic collaboration agreements with Orano Med, and other third party collaborators.
Our Team
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, GSK, Genentech, J&J, MorphoSys, Novartis, Roche and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche and Takeda (Millennium Pharmaceuticals, Shire).
As our name indicates, partnership and collaboration are at the core of our company, our research activities and our therapeutic designs. Molecular Partners embodies an international working environment comprised of over 130 individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. Stemming from our long-standing goal of improving the lives of patients with cancer, we are a group dedicated to moving the needle of medicine. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
Our Strategy
We are committed to leveraging our proprietary DARPin platforms and drug design engine to design DARPin-unique solutions for challenges other therapies cannot readily address. DARPins have several intrinsic properties that differentiate them from other modalities. We combine these unique properties with insights from our deep clinical experience and understanding of underlying disease biology to create differentiated drug candidates that offer novel solutions to patients with high medical need, that can be tested in preclinical models with translatable value, and which can demonstrating true patient value with early clinical readouts through single agent activity potential.
Key aspects of our strategy include the following:

a.Progress with highest priority our lead Radio-DARPin candidate MP0712, targeting delta-like ligand 3, or DLL3, and co-developed with our strategic partner Orano Med for the treatment of SCLC and other neuroendocrine cancers. The Phase 1/2a trial was commenced at the end of 2025 in the United States, with the objective to assess safety, activity and a recommended Phase 2 dose of MP0712.
b.Progress additional Radio-DARPin candidates, including MP0726 targeting MSLN, into development and toward FIH imaging.
c.Nominate new targets for our growing Radio-DARPin pipeline.
d.Evaluate next targets in an alpha-agnostic manner (including therapeutic radio-isotopes 212Pb and 225Ac) to best design and tailor Radio-DARPin candidates to patient needs – matching vector and isotope properties with target and disease biology.
e.Support the ongoing investigator-initiated Phase 2 trial of MP0317, our FAP-localized CD40 agonist, in combination with standard-of-care for the treatment of cholangiocarcinoma.
f.Conclude the ongoing dose escalation part of the ongoing Phase 1/2a trial of our tetra-specific T-cell engaging DARPin, MP0533, for the treatment of patients with AML and high-risk MDS. Once a therapeutic dose level is identified, we plan to support the exploration of MP0533 in combination, both in patients with relapsed/refractory disease as well as in front-line.
g.Progress our CD3 Switch-DARPin T cell engager program to lead candidate selection. This program allows for conditional, logic-gated T cell activation and co-stimulation through CD2 upon binding to two tumor antigens, namely EpCAM and MSLN. We also plan to leverage our Switch-DARPin platform for additional programs.

h.Continue a strategic approach to in-house versus partnered development. To unlock and expand the full potential of our DARPin platforms, we intend to develop and commercialize product candidates in our core focus areas, where we believe we have an established clinical and regulatory approval pathway and the resources to commercialize successfully. To complement this approach, we also plan to collaborate with biopharmaceutical companies on product candidates that have promising utility in target areas or patient populations requiring greater global development capabilities or those outside of our strategic focus.
i.This strategy has allowed us to pursue major therapeutic innovations for the DARPin platform, often in parallel, across our oncology focus areas. To this end, we continue to support our partners across our portfolio as we advance our Radio DARPin-Therapy Platform, both independently and in collaboration with Orano Med and Eckert & Ziegler; and our research collaboration with the University of Freiburg and the Paul Scherrer Institute for RDT.
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
Our DARPin Platform
Our DARPin platform was invented over 20 years ago by the co-founders of our company, who were then researchers at the University of Zurich. DARPin molecules were discovered as a result of our co-founders’ quest to find a versatile protein-based therapeutic class that was highly differentiated from antibodies. The ability to design multi-specific molecules, along with the ease of use and manufacturing, made the DARPin technology an ideal platform for us from which to develop treatments beyond traditional protein therapeutics. The foundational technology we use in our DARPin platform to generate our product candidates was initially licensed to us by the University of Zurich. Leveraging our DARPin platform, we have designed product candidates with MoAs that we believe have the potential to offer therapeutic options to patients with higher efficacy and fewer adverse events compared to the current standard of care. Among these multiple MoAs, DARPin product candidates have been designed to block growth factors, deliver cytotoxic payloads, localize activity, conditionally activate, neutralize viruses, adjust half-life as needed and initiate cell death. We apply these features across our portfolio to elicit a specific therapeutic response.
For more than two decades, we have pioneered DARPins as a new class of therapeutics, evolving our capabilities and mastery of DARPin design with an increasing focus on novel platforms and MoAs that are highly differentiated from other drug classes. The intrinsic advantages of DARPins include:

◦Derivation from natural binding proteins:
▪DARPins are based on natural protein binders that mediate protein interactions in most living cells: ankyrin repeat domains. Evolved by nature and engineered by us, we believe ankyrin repeat domains are the ideal foundation for an efficient, versatile and innovative approach to biologic drug design. An individual DARPin is a radically simple unit consisting of a robust backbone, or scaffold, supporting a binding surface that is shaped to bind its target with exquisite precision and strength. Unlike larger, more complex binding proteins, the basic repeating unit can be engineered against a vast array of different targets with very low risk of off-target effects or interactions outside the binding surface.
◦High affinity and specificity:
▪DARPin’s intrinsic potential for high affinity and high specificity mean DARPin candidates can tightly bind to their targets. This binding strength is matched by the specificity of DARPins to bind only to the intended target, limiting the potential of off-target effects.
◦ Small size:
▪Even when linked together, multispecific DARPins are smaller than large proteins such as antibodies, which allows a potentially greater tissue penetration. Additionally, every dose given to a patient contains more molecules per gram than larger molecules like antibodies.
◦Multispecificity:
▪DARPins can be used in a radically simple format with single-target specificity or can be easily be linked together to enable multispecific drug candidates. DARPin candidates comprised of up to six DARPins and five target specificities have been tested in the clinic without impacting affinity, potency, stability, or production yields compared to the single DARPin units.
◦“Either-or” specificity:
▪The repeat structure of DARPins allows to fuse two different DARPins with different target specificities into one DARPin domain thereby enabling mutually exclusive “either-or” binding properties for either of the targets (i.e., Switch-DARPins). This opens the possibility of creating logic-gated drugs that are conditionally activated only where activity is desired.
◦High stability:
▪The very high stability intrinsic to DARPins allows for radical engineering approaches, such the surface engineering applied to the DARPin backbone for Radio-DARPin therapeutics, or RDT, without impact on the structure and binding characteristics of the engineered DARPins.
◦Precision delivery:
▪DARPins represent excellent vectors for cytotoxic payloads, including chemotherapeutic drugs and radioactive isotopes (e.g., Radio-DARPin Therapeutics), which can be linked to DARPins through various linkers and chelators. Leveraging their small size, high affinity and specificity, DARPins are designed to deliver payloads precisely to tumors while sparing healthy tissues.
◦Tunable half-life:
▪DARPin candidates can be half-life engineered through various modalities including human serum albumin binders, PEGylation, and Fc domains. Half-life engineering allows to optimize target engagement, systemic exposure, and dosing of our DARPin therapeutics.
◦High yield manufacturing at scale:
▪DARPin candidates are built to benefit from high-yield microbial manufacturing. Unlike manufacturing using mammalian cell lines, production via microbial manufacturing allows for several key competitive advantages, including the ability to manufacture clinical batches every 7 to 10 days, versus a 30-day mammalian campaign. This advantage is critical to allow drug supply on a global scale. Additional benefits include high production yield of raw drug substance, 12-15g/L for example, as well as high thermal stability, with certain programs demonstrating shelf stability at 4 degrees Celsius for several years.

We believe that our DARPin platform has the potential to yield novel product candidates with broad therapeutic application given their ability to overcome many of the limitations of antibody and other conventional protein-based therapeutics.

Background of Our DARPin Platform: A Source of Virtually Unlimited Binding Proteins
The fundamental building block for all of our DARPin product candidates is the single DARPin. A DARPin consists of an engineered protein base structure, which we refer to as the scaffold. The DARPin scaffold is formed from consecutive copies of ankyrin repeat proteins, which are chains of about 33 amino acids stacked together. The scaffold can be generated to provide a binding site to specifically recognize, or permit binding to, a desired target protein or other molecule, similar to how monoclonal antibodies can be generated to recognize a single target antigen. We have developed and upgraded our libraries to include over one trillion DARPins, each of which can potentially bind to a specific target structure. From this library we can screen and select DARPins within weeks that are highly specific and have high affinity for any given target structure. We use these selected DARPins to build our product candidates.
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
Our accumulated preclinical and clinical experience of developing and testing DARPin candidates has allowed us to establish an intellectual property portfolio that, as of December 31, 2025, included over 30 granted patents and over 90 additional pending U.S. and foreign patent applications across more than 25 patent families, covering both core and derivative aspects of our DARPin platform.
Our Targeted Cancer Therapeutic Programs
Targeted cancer therapies, including radiopharmaceuticals and immune cell engagers, have the potential to allow for greater therapeutic window (i.e., greater efficacy on tumor lesions with minimized side effects on healthy tissues) in cancer patients as compared to less targeted approaches such as external beam radiation, chemotherapy, and immunotherapy through mono-specific antibodies.
We leverage key properties of DARPins to design DARPin therapeutics tailored to specific disease biology. Through our leadership and breakthroughs with DARPin therapeutics in the clinic, we continue to unlock the versatility of DARPin therapeutics for patients, with Radio-DARPin therapeutics and next-generation immune cell engagers, including Switch-DARPins.

Our Radio-DARPin Therapy (RDT) Platform & Pipeline

Targeted radiotherapies delivering radioisotope selectively to the tumor while sparing healthy tissues continue to make significant progress with positive clinical results. A key limiting factor in expanding this treatment modality to a broad range of relevant cancer types is the lack of vectors matching targeted radiotherapy requirements and cover a broad range of tumor targets and isotopes.
Our RDT platform represents a unique targeting approach for highly effective and selective delivery of radioactive payloads to a broad range of tumors while sparing healthy tissues. The unique nature of DARPins as an engineered protein drug class may allow us to overcome the limitations of other radioligand therapies. DARPins have great intrinsic properties as vector – such as small size, high affinity and specificity – to enable robust, tumor-specific delivery of therapeutic radionuclides.
We have built on these innate advantages by making further engineering advancements across our RDT portfolio. We designed our RDT candidates to minimize kidney retention, one of the key challenges of radioligand therapeutics, through surface engineering of the DARPins backbone for excretion by the kidneys instead of being re-absorbed. In addition, we established a half-life engineering toolbox which allows to increase tumor uptake, an approach successfully applied for multiple tumor targets to date. The results of RDT surface and half-life engineering were presented at multiple scientific congresses in 2023 and 2024 and have enabled us to achieve improved tumor uptake and reduced kidney reabsorption for RDTs, which supports the expansion of the RDT pipeline, including our first candidates MP0712 targeting DLL3, and MP0726 targeting mesothelin, or MSLN.
MP0712: Radio-DARPin product candidate labeled with 212Pb and targeting DLL3 for the treatment of SCLC and other neuroendocrine cancers

Our lead Radio-DARPin program MP0712, co-developed with Orano Med, is the first DLL3-targeting radiopharmaceutical therapeutic approach combining the advantages of DARPins as small protein-based delivery vectors and the powerful, short-lived alpha particle-emitting radioisotope 212Pb.

A Phase 1/2a trial has started in December 2025 and recruitment is open. The Phase 1/2a trial is a multi-center study in the United States, with the objectives to assess safety and activity and determine a recommended Phase 2 dose for MP0712. The trial contains an imaging and dosimetry step with 203Pb-labeled MP0712. We expect initial clinical data from the trial in 2026.
Molecular Partners and the NuMeRI team presented first patient imaging and dosimetry data on MP0712 at the 8th Theranostics World Congress, or TWC, in January 2026 and at the 7th Targeted Radiopharmaceuticals Summit Europe in November 2025. The data from five evaluable patients with various DLL3-expressing cancers, including small cell lung, urothelial, and other neuroendocrine cancers, were generated with MP0712 carrying the diagnostic isotope 203Pb under the leadership of Dr. Mike Sathekge as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa (also referred to as Section 21 of the Medicines and Related Substances Act). The images show specific uptake as well as robust accumulation of MP0712 in tumor lesions, with limited uptake in healthy tissues, as intended. The biodistribution and dosimetry extrapolations are supportive of the Phase 1/2a trial design and of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb for patients with small cell lung cancer, or SCLC, and other DLL3-expressing neuroendocrine cancers.
The clinical development of MP0712 is supported by a strong preclinical data package which was presented at the Annual Meeting of the American Association for Cancer Research (AACR) in April 2025. MP0712 demonstrated high affinity and specificity for DLL3 with promising biodistribution, safety results and antitumor activity in vivo.
DLL3 is a validated tumor target with homogeneous expression in tumors of patients with SCLC (present in >85% of patients) and other neuroendocrine tumors, while expression in healthy tissues is low. SCLC is an aggressive form of lung cancer, with a poor five-year survival prognosis and a high unmet need for patients.

MP0726: Radio-DARPin product candidate labeled with 212Pb and targeting MSLN for the treatment of ovarian cancer and other MSLN-expressing cancers

MP0726, our second RDT program co-developed with Orano Med, targets MSLN, which is overexpressed across several cancers with high unmet need, such as ovarian cancer, and largely absent from healthy tissues. We have developed Radio-DARPins to be able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN - a mechanism which has hampered the development other MSLN-targeted therapeutics. We presented preclinical data on MP0726 at the Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) in June 2025 and plan to progress several Radio-DARPin programs towards first-in-human imaging, including MP0726.
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
Global Partnership with Orano Med to Develop 212Pb-labeled Targeted Radiotherapeutics
In January 2025, Molecular Partners and Orano Med expanded the agreement to co-develop up to ten 212Pb-based radiotherapy programs. Both companies signed the initial strategic collaboration in January 2024. The partnership combines Molecular Partners' leadership in DARPins with Orano Med’s leading expertise and unique capabilities in 212Pb-based Targeted Alpha Therapy (TAT). 212Pb, which has demonstrated clinical efficacy in patients, has ideal properties for radiotherapeutic applications, including high energy deposition, a very clean decay chain, and short decay half-life (10.6 hours), resulting in efficient tumor cell killing. Molecular Partners holds commercialization rights to MP0712, which is the most advanced program, and to the MSLN RDT program. Orano Med possesses virtually unlimited raw starting material for 212Pb production and has established robust and independent supply and manufacturing capabilities required for the seamless delivery of TAT to clinical sites globally.
Broadening Scope for Targeted Alpha Radio-DARPin Therapeutics

For our growing Radio-DARPin pipeline and based on the first-in-human Radio-DARPin data presented at TWC 2026 indicating that Radio-DARPins may be suitable vectors for alpha-emitting isotopes, including 212Pb and also the longer-lived 225Ac, we are evaluating various radio-nuclides moving forward to tailor Radio-DARPin candidates to patient needs – matching vector and isotope properties with target and disease biology.
We entered a development agreement with Eckert & Ziegler for targeted alpha radio-therapeutics, thereby enabling the potential of Radio-DARPins for a range of therapeutic isotopes, including 225Ac, and advancing our wholly owned pipeline.
We plan to present pre-clinical data on Radio-DARPins suitability with multiple isotopes at the 3rd Global Radiopharmaceuticals Development Summit in March 2026 in Shanghai, China.
Scientific Advisory Board

We announced in December 2025 the formation of a scientific advisory board, or SAB, to accelerate the development of our targeted radiotherapeutics. The SAB, chaired by globally recognized nuclear medicine expert Prof. Ken Herrmann and complemented by members James Cook, Jason Lewis, Ph.D., and Michael Morris, M.D., will be instrumental in guiding Molecular Partners strategic direction as it transitions and evolves from early clinical validation to full clinical development of its targeted alpha radiotherapies.

Immune Cell Engagers: MP0317, MP0533 and Switch-DARPin Product Candidates
We are currently developing and assessing two oncology product candidates in the clinic which activate immune cells at the tumor site, MP0317 and MP0533. And we are developing next-generation immune cell engagers through our Switch-DARPin platform to allow for logic-gated, conditional immune cell activation.
Our immune cell engager programs utilize novel mechanisms of action, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects. See “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates—Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.”

MP0317: DARPin Product Candidate Targeting FAP x CD40 for the Treatment of Solid Tumors
MP0317 has the following features:
•Designed to activate CD40 only in FAP-high tumor tissue.
•Localized activation by FAP targeting underpins the therapeutic benefits while expanding the range of immune cell activation.
•Designed to reinforce the effect of other immune stimulating therapies.

MP0317 comprises a localizer to FAP and immune stimulator binding to CD40. MP0317 is designed to activate immune cells specifically within the TME and thus has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.
FAP is expressed in high amounts in the fibrous tumor microenvironment (TME) around and throughout various solid tumors. CD40 plays a critical role in antigen presentation and the monocyte maturation process, and therefore, indirectly, T-cell activation. One of the main functions of CD40 signaling is to enhance antigen-presentation to T-cells by activating dendritic cells, or DCs. CD40 engagement on the surface of DCs promotes cytokine and chemokine production, induces expression of costimulatory molecules, and facilitates the cross-presentation of antigens. Agonist anti-CD40 antibody treatments have been associated with mild to moderate toxicity in the clinic, which we believe is related to on-target but off-tumor effects causing CRS and liver toxicity. Aiming to avoid CD40-related toxicity, we developed MP0317 to work as a locally activated CD40 engager, designed to only activate the immune system when both FAP and CD40 are simultaneously engaged. We expect this localizing mechanism to reduce the likelihood of extra-tumoral systemic side effects and allow an increase of the therapeutic index.

We completed a Phase 1 dose-escalation trial of MP0317 in patients with advanced solid tumors with 46 patients treated across 9 dose levels, and presented comprehensive biomarker analyses from the trial at SITC Annual Meeting in November 2024 showing tumor-localized CD40 activation and TME remodeling as intended by design.

An investigator-initiated Phase 2 proof-of-concept trial of MP0317 in patients with advanced cholangiocarcinoma is now ongoing to assess the clinical benefit of MP0317 combined with standard-of-care, which comprises the immunotherapy durvalumab (an anti-PD-L1 checkpoint inhibitor) plus gemcitabine-cisplatin-based chemotherapy. The hypothesis is that MP0317 should increase the duration of responses to SOC, as measured by improved progression-free survival rate at 12 months, when compared with patients treated with SOC only.

The Phase 2 proof-of-concept trial is a randomized, multicenter trial conducted in France and aims to recruit 75 patients. The first patient started treatment in January 2026. We expect initial data in 2027.

MP0533: DARPin Product Candidate Targeting CD3, CD70, CD123 and CD33 for the Treatment of AML and MDS (r/r AML and AML/MDS)
MP0533 is a novel tetra-specific T cell-engaging DARPin, which simultaneously targets the antigens CD33, CD123 and CD70 on AML cells as well as the immune activator CD3 on T cells. AML cells commonly co-express at least two of these three target antigens whereas most healthy cells only have one or none. MP0533 binds with increasing avidity as the number of its target antigens present increases, dramatically favoring binding to AML cells over healthy cells. This unique avidity-driven mode of action is designed to enable T cell-mediated killing of AML cells while preserving a therapeutic window that minimizes damage to healthy cells.
In January 2023, the first patient was dosed in our Phase 1/2a clinical trial of MP0533 for patients with r/r AML and AML/MDS. Dose escalation in cohorts 1–7 showed an acceptable safety profile and initial activity, yet with unsustained responses (four responders reported and encouraging blast reductions were observed across additional patients), as presented in December 2024 at the American Society of Hematology, or ASH, Annual Meeting.
The trial protocol was amended to improve the exposure profile of MP0533 based on the learnings from the dose escalation. In cohort 8, an additional dosing timepoint was introduced to allow steeper step-up and more frequent dosing to reach the MP0533 target dose faster. Initial data of this cohort indicated increased rates and depth of responses. Further dose densification and premedication to mitigate loss of exposure were implemented in cohorts 9–10, with the objective of further increasing the rate, depth and duration of responses observed in cohort 8.
Data presented at the 67th ASH Annual Meeting in December 2025 showed that densified MP0533 dosing appears tolerable, and leads to markedly improved serum exposure in cycle 1, along with antitumor activity, in particular in patients with low bone marrow blast count at baseline (data cutoff 1 Sep 2025). The trial is ongoing with cohort 10 currently dosing patients.
We plan to support the exploration of MP0533 in combination therapy, both in patients with relapsed/refractory disease as well as in front-line, and has been approached by several consortia expressing interest in conducting such trials. We are actively engaging with key opinion leaders and regulators to shape the next phase of development.
We expect to provide an update on the program and clinical plan for MP0533 during the first half of 2026.
Our Switch-DARPins - Platform & Pipeline of Next-Generation Immune Cell Engagers
Our Switch-DARPin TCEs represent a further evolution of our capabilities to deliver multispecific candidates to address different disease needs. They use a dual-binding logic-gated DARPin (the “Switch”) to provide an ‘on/off’ function to a multispecific DARPin candidate. The Switch function is modulated according to the presence of defined targets as well as their relative proximity and affinity to the

"Switch", thereby allowing conditional activation of targets. The goal is the activation of a highly specific targeted immune response in a specific biological context.
TCEs are a powerful class of immuno-oncology therapies, but their clinical development has faced a range of challenges, such as high toxicity (such as cytokine release syndrome, or CRS) and limited specificity, particularly against solid tumors. By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of TCEs.

CD3 Switch-DARPin T cell engager with CD2 Co-Stimulation and targeting MSLN and EpCAM on Tumor Cells

CD2
CD3
EpCAM
α-CD3 (mask)
MSLN
Immune co-stimulator
Immune engager
Switch-DARPin
Target localizer
CD2
CD3
MSLN
EpCAM
α-CD3 (mask)

We designed a logic-gated Switch-DARPin TCE to achieve conditional tumor-localized immune activation targeting MSLN and epithelial cell adhesion molecule (EpCAM), which are highly co-expressed in ovarian cancer and other solid tumors. The Switch-DARPin TCE is designed to unmask the CD3-engaging DARPin (“Switch” on) and to activate T cells only upon binding to both MSLN and EpCAM. Co-engagement of CD2 led to sustained T-cell activation and cytotoxic capacity, enabling the development of potent TCEs with an improved therapeutic window. In addition, this Switch-DARPin is half-life extended through a Fc domain, which broadens our capabilities in half-life engineering modalities. The data to-date provide further validation of Switch-DARPins and show that conditional T-cell activation with potent co-stimulation in solid tumors, but not in healthy tissues, is feasible.
Based on the encouraging pre-clinical data presented in Annual Meetings of AACR and The Society for Immunotherapy of Cancer (SITC) in April and November 2025, respectively, we intend to nominate a lead Switch-DARPin candidate for development in the first half of 2026 and intend to provide an update on the program at the AACR Annual Meeting in April 2026.
MP0621: a Switch-DARPin Candidate Targeting CD16a, c-KIT and CD47 as Conditioning for Hematopoietic Stem Cell Transplantation

Our first Switch-DARPin program, MP0621, is designed to induce killing of hematopoietic stem cells, or HSCs, as a next-generation conditioning regimen for HSC transplantation (HSCT). Pre-clinical proof-of-mechanism data were presented at the 2024 Annual Meetings of EHA and ASH. The blockade of CD47 exclusively on target cells allows MP0621 to enhance the efficacy of cKit-targeting, while reducing off-target effects seen with systemic anti-CD47 blockade. The currently available data for MP0621 suggests an application as a next-generation conditioning regime within gene therapy. As our portfolio strategy prioritizes therapeutic candidates for oncology, MP0621 is currently being evaluated for partnering.
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
•One example of a patent family that we own in this category is based on international patent application WO 2023/110983, relating to DARPin domains which have binding specificity for two different targets, wherein binding of such a DARPin domain to its two targets is mutually exclusive. Such novel DARPin domains (also called “Switch DARPins”) may be used as molecular switches, such as, e.g., switches to control activation or deactivation of a therapeutic molecule. As of December 31, 2025, we owned one pending US and seven pending foreign patent application in this family. Any patents that may issue in this family are expected to expire in 2042. The disclosed Switch DARPin platform is applied, for example, in our multispecific MP0621 program.

•Another example of a patent family that we own in this category is based on international patent application WO 2024/028278, relating to charge-modified DARPin domains. Such charge modification can reduce renal accumulation of a linked drug moiety (such as, e.g., a radionuclide). As of December 31, 2025, we owned one pending US and five pending foreign patent application in this family. Any patents that may issue in this family are expected to expire in 2043.
•Another example of a patent family that we own in this category is based on international patent application WO 2024/179981, relating to co-administration of a non-radiolabeled (cold) DARPin. Such co-administration can reduce renal accumulation of a therapeutic or diagnostic agent (e.g. in radiotherapy). As of December 31, 2025, we owned one pending US and one pending foreign patent application in this family. Any patents that may issue in this family are expected to expire in 2044.

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
A second category of protection covers our key single-binding domain DARPins binding to specific targets. These single domain DARPin binding proteins can be used in multiple DARPin product candidates. Our patent applications and corresponding patents directed to key single domain DARPin binding proteins currently include:
•One example of a patent family in this category is based on international patent application WO 2020/245171, relating to improved single domain DARPin binding proteins with specificity for HSA. As of December 31, 2025, we owned one issued U.S. patent, two issued foreign patents, and six pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2040. HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0317, MP0533, MP0621, MP0712, and MP0726.
•Another example of a patent family in this category is based on international patent application WO 2022/129428, relating to single domain DARPin binding proteins with specificity for CD3. As of December 31, 2025, we owned one pending U.S. patent application and seven pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2041. CD3-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2022/190010, relating to single domain DARPin binding proteins with specificity for CD33. As of December 31, 2025, we owned one pending U.S. patent application and three pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2042. CD33-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2022/190018, relating to single domain DARPin binding proteins with specificity for CD123. As of December 31, 2025, we owned one pending U.S. patent application and four pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2042. CD123-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2022/215032, relating to single domain DARPin binding proteins with specificity for CD70. As of December 31, 2025, we owned one pending U.S. patent application and three pending foreign patent applications in this family. Any patents that may be granted in this family are expected to expire in 2042. CD70-specific DARPin binding proteins are used in our DARPin product candidate MP0533.

•Another example of a patent family in this category is based on international patent application WO 2024/251628, relating to single domain DARPin binding proteins with specificity for CD16a. As of December 31, 2025, we owned one pending US patent application and one pending foreign patent application in this family. Any patents that may be granted in this family are expected to expire in 2044. CD16a-specific DARPin binding proteins are used in our DARPin product candidate MP0621.

•Another example of a patent family in this category is based on international patent application WO 2024/251695, relating to single domain DARPin binding proteins with specificity for CD47. As of December 31, 2025, we owned one pending US patent application and one pending foreign patent application in this family. Any patents that may be granted in this family are expected to expire in 2044. CD47-specific DARPin binding proteins are used in our DARPin product candidate MP0621.

•Another example of a patent family in this category is based on international patent application WO 2025/146490, relating to single domain DARPin binding proteins with specificity for CD117. As of December 31, 2025, we owned one pending international patent application in this family. Any patents that may be granted in this family are expected to expire in 2045. CD117-specific DARPin binding proteins are used in our DARPin product candidate MP0621.

•Another example of a patent family in this category is based on international patent application WO 2025/163083, relating to single domain DARPin binding proteins with specificity for DLL3. As of December 31, 2025, we owned one pending international patent application in this family. Any patents that may be granted in this family are expected to expire in 2045. DLL3-specific DARPin binding proteins are used in our DARPin product candidate MP0712.

•Another example of a patent family in this category is based on international patent application WO 2025/163144, relating to single domain DARPin binding proteins with specificity for mesothelin. As of December 31, 2025, we owned one pending international patent application in this family. Any patents that may be granted in this family are expected to expire in 2045. Mesothelin-specific DARPin binding proteins are used in our DARPin product candidate MP0726.

•Other patent applications falling in this category have been filed and are currently being prosecuted.
A third category of protection covers the composition of matter of certain of our DARPin product candidates (e.g., the specific combination and structure of DARPin binding proteins and additional elements that constitute the DARPin product candidate). Our patent applications and corresponding patents related to our DARPin product candidates currently include:
•One example of a patent family that we own in this category is based on international patent application WO 2011/135067, relating to abicipar. As of December 31, 2025, we owned four issued U.S. patents and eleven issued foreign patents in this family. Any issued patents in this family are expected to expire in 2031, not considering any patent term extensions that may be available in various jurisdictions if abicipar obtains regulatory approval there.

•Another example of a patent family in this category is based on international patent application WO 2021/229067, relating to MP0317. As of December 31, 2025, we owned one issued U.S. patent, one pending U.S. patent applications, and six pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2041, not considering any patent term extensions that may be available in various jurisdictions if MP0317 obtains regulatory approval there.

•Another example of a patent family in this category is based on international patent application WO 2022/190016, relating to MP0533. As of December 31, 2025, we owned one issued U.S. patent, one pending U.S. patent application and nine pending foreign patent applications in this family. Any issued patents in this patent family are expected to expire in 2042, not considering any patent term extensions that may be available in various jurisdictions if MP0533 obtains regulatory approval there.

•Another example of a patent family in this category is based on international patent application WO 2025/146487, relating to MP0621. As of December 31, 2025, we owned one pending international patent application. Any issued patents in this patent family are expected to expire in 2045, not considering any patent term extensions that may be available in various jurisdictions if MP0621 obtains regulatory approval there.

•Another example of a patent family in this category is based on pending U.S. patent application US19/040,987 and international patent application WO 2025/163082, relating to MP0712. As of December 31, 2025, we jointly owned one pending US and two pending international patent application. Any issued patents in this patent family are expected to expire in 2045, not considering any patent term extensions that may be available in various jurisdictions if MP0712 obtains regulatory approval there.

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
The term of an individual patent depends upon the legal term for patents in the countries in which they are granted. In most jurisdictions, including the United States and countries that are members of the European Patent Convention, the patent term is generally 20 years from the earliest effective filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over a co-owned patent or patent application having an earlier expiration date or over a non-commonly owned patent or patent application having an earlier expiration date that was filed as a result of activities undertaken within the scope of a joint research agreement. In addition, patent term provisions are available in the United States, the member states of the European Union and certain other jurisdictions to extend the term of a patent that covers an approved drug to recapture a portion of the term effectively lost as a result of the regulatory review period. However, in the United States, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method of manufacturing it may be extended. In the future, if and when our product candidates, including abicipar, MP0317, MP0533, MP0621, and MP0712 receive approval by the FDA, European Commission or any other relevant jurisdiction’s regulatory authorities, we expect, where possible, to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each product candidate and other factors. The expiration dates referred to above are without regard to potential patent term extensions that may be available to us and without regard to potential patent term adjustments or terminal disclaimers that may become applicable.
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
License and Collaboration Agreements
Research and Development Collaboration and Option Agreement with Orano Med Regarding Radio-DARPin Therapies, or the Orano Med Agreement
On January 5, 2024, we announced we entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio-DARPin Therapies (RDT). Under the terms of the co-development agreement, our previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies.
Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by us and Orano Med as an RDT target.
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

Development Agreement with Eckert & Ziegler Regarding Radio-DARPin Therapies
In December 2025, Molecular Partners entered into a development agreement with Eckert & Ziegler for targeted alpha radio-therapeutics, thereby enabling the potential of Radio-DARPins for a range of therapeutic isotopes, including 225Ac, and advancing its wholly owned pipeline.
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
•approval by an independent Institutional Review Board, or IRB, or positive ethics committee opinion at each clinical site before the trial is commenced;
•performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;
•submission to the FDA of a Biologics License Application, or BLA, for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;
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
In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication or indications.
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
•the federal physician payment transparency legislation commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies (with certain exceptions) that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•analogous state laws and regulations, including: state laws requiring certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction; state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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
U.S. Healthcare Reform
There have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the new administration will impact the ACA.

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
The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at the U.S. Department of Health and Human Services, or HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

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

Clinical Trials in the European Union
In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014 (CTR), which entered into application on January 31, 2022 repealing and replacing the former Clinical Trials Directive 2001/20 (CTD). The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.

The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase transparency. Specifically, the Regulation, which is directly applicable in all Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal”, the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned Member State. Individual Member States retain the power to authorize the conduct of clinical trials on their territory.

In all cases, clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with the guidelines on GMP and in a GMP licensed facility, which can be subject to GMP inspections.

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

Marketing Authorizations in the European Union
In order to market a new medicinal product in the European Union, a company must submit a marketing authorization application, or MAA, to either the EMA using the centralized procedure, or competent authorities in European Union Member States using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization, or MA may only be granted to an applicant established in the European Economic Area, or EEA, (comprised of the 27 EU Member States), Norway, Iceland, and Liechtenstein). Medicinal products can only be commercialized after obtaining an MA pursuant to one of the three processes outlined below:
•the Centralized MA, which is issued by the European Commission through the Centralized Procedure, based on the scientific opinion of the Committee for Medicinal Products for Human Use of the EMA, and which is valid throughout the entire territory of the European Economic Area. The Centralized Procedure is mandatory for certain types of products, such as (i) biotechnology medicinal products such as genetic engineering, (ii) orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the European Economic Area, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

•Decentralized Procedure MAs are available for products not falling within the mandatory scope of the Centralized Procedure. An identical dossier is submitted to the competent authorities of each of the EEA country in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS, to lead the evaluation of the regulatory submission. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet as distilled from the preliminary evaluation, which are sent to the other EEA countries (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the RMS records the agreement, closes the procedure and informs the applicant accordingly. If a Concerned Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements are referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human, or CMDh, for review. If the CMDh fails to reach a consensus, the matter escalates to the European Commission whose decision is binding on all EEA countries. Each Concerned Member State is required to adopt a national decision to grant a national MA in conformity with the approved assessment report, SmPC and the labeling and package leaflet as approved. Where a product has already been authorized for marketing in a Member State of the European Economic Area, the granted national MA can be used for mutual recognition in other Member States through the Mutual Recognition Procedure, or MRP, resulting in progressive national approval of the product in the European Union/European Economic Area.

•National MAs, which are issued by a single competent authority of the EEA country and only covers their respective territory, are also available for products not falling within the mandatory scope of the Centralized Procedure. Once a product has been authorized for marketing an EEA country through the National Procedure, this National MA can also be recognized in other EEA countries through the Mutual Recognition Procedure.

Under the procedures described above, before granting the MA, the EMA or the competent authority(ies) of the EEA countries prepare an assessment of the risk-benefit balance of the product against the scientific criteria concerning its quality, safety and efficacy.
An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the Common Technical Document providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Accelerated and Alternative Marketing Authorization Mechanisms in the EU

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (PRIME), scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the EMA’s Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies, are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

A “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

Data Exclusivity in the European Union
The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

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

Orphan Designation

In the EU, Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product. An application for the designation of a medicinal product as an orphan medicinal product must be submitted at any stage of development of the medicinal product but before filing of an MAA. An MA for an orphan medicinal product may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, a separate marketing authorization has to be sought.

Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Post Authorization Obligations in the European Union
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products, including pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports, or PSURs, to the competent authorities. All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

Pediatric Development in the European Union
In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (PIP), agreed with the EMA’s Pediatric Committee (PDCO).The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Other EU Compliance Requirements

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (SmPC), which may require approval by the competent national authorities in connection with an MA. The SmPC is the document that provides information to physicians and other healthcare professionals concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU.

Much like the Anti-Kickback Statute prohibition in the United States, described above, the provision of benefits or advantages to physicians and other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Interactions between pharmaceutical companies and health care professionals are governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Payments made to physicians and other health care professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with health care professionals may require prior notification or approval by the health care professional’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Pricing and Reimbursement in the European Union
In the EU, pricing and reimbursement schemes vary widely from country to country. For example, some EU Member States may restrict the range of products for which their national health insurance systems provide reimbursement. Other countries may control the prices of medicinal products for human use or allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations.

In addition, EU Member States often require the completion of additional health technology assessments that compare the cost- effectiveness of a particular product candidate to currently available therapies. This Health Technology Assessment (HTA) process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. At the EU level, on January 12, 2025, Regulation No 2021/2282 on Health Technology Assessment (HTA Regulation), entered into application through a phased implementation. The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The Regulation establishes a framework for EU‑level joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies. The Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on EU‑level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

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
Increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs can cause such organizations to limit coverage and reimbursement for drug products. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Additionally, a trend toward managed healthcare, and the influence of health maintenance organizations, have increased pricing pressure on the sale of drug products. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense.
Competition
We compete in a highly innovative industry characterized by a rapidly growing understanding of disease biology, evolving technologies and strong intellectual property barriers to entry. While we believe that our DARPin platform and product candidates, strategic collaborations and scientific expertise may provide us with competitive advantages, our business may be impacted competitively from many different sources. We compete with a wide range of pharmaceutical companies, biotechnology companies, academic institutions and other research organizations for novel therapeutic biological targets, new technologies for optimizing antibodies, new scaffolds such as antibody fragments and other small protein-based therapeutics, talent, financial resources, intellectual property rights and collaboration opportunities. Many of our competitors have substantially greater scientific, research and product development capabilities, and greater financial, manufacturing, marketing and sales, and human resources than we do. In addition, there is intense competition for securing clinical trial sites as well as recruiting and registering patients for clinical trials. Many specialized biotechnology companies have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competing with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. Any product candidates that we successfully develop and commercialize from our platforms may compete with existing products and new products that may become available in the future. Finally, we also face competition on the DARPin technology, with other companies filing intellectual property on DARPins and striking collaborations with partners to develop DARPin therapeutics; however only we have gathered 20 years of experience with DARPin therapeutics in clinical development.
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
We design and develop the manufacturing process for the mono-DARPins and multi-DARPin product candidates that are included in our DARPin product candidates, whether or not they are partnered. For purposes of our DARPin preclinical studies, we supply high quality gram scale DARPin material that we produce in our own facilities. We have fermenter volumes up to ten liters, which provides us with sufficient capacity to produce the quantities needed for DARPin preclinical studies.

C. Organizational Structure.
The following diagram illustrates our corporate structure:

Molecular Partners AG
100% Molecular Partners Inc.

D. Property, Plants and Equipment.
We lease our principal executive office and laboratory space, animal facility and other facilities, consisting of an aggregate of 3,200 square meters, in Zurich-Schlieren, Switzerland. The leases for our principal executive office and laboratory space expire on December 31, 2028. We also have an office in Massachusetts for our U.S. subsidiary, Molecular Partners Inc. consisting of 122 square meters.
We believe our current facilities are sufficient to meet our short-term needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Item 4A. Unresolved Staff Comments.
None.

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
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company's co-founders, has significant prior experience in oncology, research, drug development and finance. Members of our team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, GSK, Genentech, J&J, MorphoSys, Novartis, Roche and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche and Takeda (Millennium Pharmaceuticals, Shire). We have collaboration agreements with Orano Med as well as other third party collaborators.
Our operations to date have focused upon organizing and staffing our company, business planning, raising capital, developing our DARPin platform and conducting research, preclinical studies and clinical trials with DARPin therapeutics. We do not have any products approved for sale.
For the year ended December 31, 2025, we incurred a negative net result, attributable to shareholders of CHF 61.7 million; for the year ended December 31, 2024, we incurred a negative net result, attributable to shareholders of CHF 54.0 million; and for the year ended December 31, 2023, we incurred a negative net result of CHF 62.0 million. As of December 31, 2025, we had cumulative losses of CHF 311.8 million.
From inception through December 31, 2025, we have received a total of CHF 446.2 million in funding from our major partnership agreements and we have obtained a total of CHF 338.1 million in nine equity financing rounds, net of cost of capital increases. Since November 2014, we have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN.” Since June 16, 2021, we have also been listed on the Nasdaq Global Select Market, under the symbol “MOLN.” As of December 31, 2025, we had cash and cash equivalents plus short-term time deposits of CHF 93.1 million.
Macroeconomic Considerations
Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. If economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled “Risk Factors.”

Licensing and Collaboration Agreements
Research and Development Collaboration and Option Agreement with Orano Med Regarding Radio DARPin Therapies, or the Orano Med Agreement
On January 5, 2024 we announced we entered into a co-development agreement with Orano Med to co-develop 212Pb-based RDT. Under the terms of the co-development agreement, our previously disclosed RDT target DLL3 will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs. In January 2025, we announced the expansion of our strategic collaboration to include the development of an additional six targeted alpha therapeutics candidates, representing a total of ten potential programs. Both companies are developing additional radioligand therapy candidates in partnership with other companies. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target.
We maintain the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies have committed to sharing the cost of preclinical and clinical development, including for supply of their respective materials.

License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement
On December 14, 2021, we entered into the Novartis Radioligand Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. In January 2022, we received a non-refundable upfront payment of $20 million (CHF 18.6 million) from Novartis. The full amount of the upfront payment has now been recognized into revenue as the collaboration ended in the third quarter of 2024. As per contract terms, the research collaboration agreement came to a close in March 2025.
Novartis Option and Equity Rights Agreement
In October 2020, we entered into an agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep).
Ensovibep License Agreement
In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to us, which was received in 2022.
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
From inception through December 31, 2025, we cumulatively have spent approximately CHF 568 million on research and development activities which we classify as research and development expense for financial reporting purposes.
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

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	in CHF thousands	in CHF thousands	in CHF thousands
External research and development expense
Legacy programs	29	157	874
MP0317	450	1,573	3,739
MP0533	3,854	8,341	5,609
MP0712	3,318	1,381	—
RDT research	645	1,564	1,571
Other research and development expense	2,669	5,244	4,604
Total	10,965	18,260	16,397
Note: Legacy programs refer to MP0250, MP0274, MP0310 and the COVID-19 related programs.
We expense all research and development expenses, including internal patent filing and patent maintenance costs, to research and development expenses when incurred, as the criteria for capitalization are currently not met.

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
Deferred taxes
We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2025, in Switzerland, we had tax loss carry-forwards totaling CHF 253.0 million. No deferred tax assets have been recognized for these tax loss carry-forwards because as of December 31, 2025, it was not probable that such loss carry-forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g. pension liabilities) due to the significant tax losses carried forward.

A. Operating Results
Analysis of Results of Operations
Comparison of Operations for the Years Ended December 31, 2025, 2024 and 2023
The following table sets forth summaries of our statements of income for the years ended December 31, 2025, 2024 and 2023 (in thousands CHF):

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	in CHF thousands	in CHF thousands	in CHF thousands
Revenues
Revenues from research and development collaborations	—	4,970	7,038
Other income	—	—	—
Total revenues	—	4,970	7,038
Operating expenses
Research and development expenses	(40,194)	(48,604)	(48,784)
Selling, general and administrative expenses	(15,241)	(17,583)	(19,362)
Restructuring expenses	(2,689)	—	—
Total operating expenses	(58,124)	(66,187)	(68,146)
Operating result	(58,124)	(61,217)	(61,108)
Financial income	1,522	7,214	4,279
Financial expenses	(5,047)	(38)	(5,155)
Result before income taxes	(61,649)	(54,041)	(61,984)
Income taxes	(2)	(2)	—
Net result, attributable to shareholders	(61,651)	(54,043)	(61,984)
Revenues and other income
In the year ended December 31, 2025, we recognized no revenue, a decrease of CHF 5.0 million compared to the previous year. Revenues in prior years were exclusively driven by the Novartis collaboration agreement for radioligand therapies. The revenue recognition under this agreement concluded in the third quarter of 2024.
Operating expenses (including depreciation and amortization)
In the year ended December 31, 2025, total operating expenses decreased by CHF 7.9 million to CHF 58.1 million (2024: CHF 66.1 million, 2023: CHF 68.1 million). These costs included CHF 3.9 million in non-cash effective share-based compensation and pension costs as well as CHF 2.1 million in depreciation. The two major expense categories were consistently personnel expenses of CHF 34.7 million (60% of total operating expenses) and research consumables and project costs totaling CHF 11.2 million (19% of total operating expenses).

Research and development expenses
Total research and development expenses in the year ended December 31, 2025, were CHF 40.2 million (2024: CHF 48.6 million, 2023: CHF 48.8 million). The change in 2025 was largely driven by a reduction of costs for MP0533 and MP0317, due to timing or halting the project, which remained largely consistent. We charge all research and development expenses, including internal patent filing and patent maintenance costs, to the statement of operations when incurred.
Selling, general and administrative expenses
Total selling, general and administrative expenses in the year ended December 31, 2025, decreased by CHF 2.4 million (14%) to CHF 15.2 million (2024: CHF 17.6 million, 2023: CHF 22.3 million), mainly reflecting reductions in Directors and Officers insurance costs and professional service costs.
Restructuring expenses
In 2025 we recorded a total of CHF 2.7 million in restructuring expenses following the reorganization announced in June 2025 where a total of 34 employees were affected.

Financial income / financial expense
In the year ended December 31, 2025, we recorded a net financial gain of CHF 3.5 million, mainly driven by interest income and exchange gains on the cash and cash equivalent positions held in foreign currencies together with interest income. In 2024, there was a net financial gain of CHF 7.2 million also mainly driven by interest income and foreign exchange losses (2023: net financial loss of CHF 0.9 million).
Income taxes
The Swiss legal entity of the Company did not have to pay or accrue any income taxes during the reporting period, as the Company incurred a taxable loss in 2025. Including the net operating loss for the year ended December 31, 2025, the remaining tax losses of CHF 253.0 million may be used as tax loss carryforwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carryforwards, because at December 31, 2025, we determined it was unlikely that such loss carryforwards could be utilized in the foreseeable future.
Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The applicable income tax rate in Switzerland for the year ended December 31, 2025 was 19.3%.
B. Liquidity and Capital Resources
From inception through December 31, 2025, we have raised an aggregate of CHF 338.1 million of net proceeds from the sale of our ordinary shares to founders and investors and collected cash under our partnership agreements in an aggregate amount of CHF 446.2 million. Our primary uses of cash is to fund our ongoing research and development activities and other operating expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.
As of December 31, 2025, we had CHF 93.1 million in cash and cash equivalents and short-term time deposits. We are investing our cash in risk-free money market instruments in line with our treasury guidelines to accommodate our financial needs over time.
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
Comparison of cash and cash equivalents and short-term time deposits as of December 31, 2025, 2024 and 2023 and cash flows for the years ended December 31, 2025, 2024 and 2023.

	As of and for the year ended	As of and for the year ended	As of and for the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	in CHF thousands	in CHF thousands	in CHF thousands
Cash and cash equivalents	82,653	63,874	67,309
Short-term time deposits	10,405	85,565	119,580
Total	93,058	149,439	186,889

Net cash (used in) from operating activities	(51,257)	(59,248)	(59,005)
Net cash from (used in) investing activities	72,549	40,486	44,637
Net cash from (used in) financing activities	(1,149)	14,433	(1,167)
Exchange (loss) gain on cash positions	(1,364)	894	(5,102)

Net increase (decrease) in cash and cash equivalents	18,779	(3,435)	(20,637)
All short-term time deposits at December 31, 2025 and 2024 were held with Swiss banks. Please refer to note 25 to our consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this Annual Report on Form 20-F.
Net cash from (used in) operating activities
During the year ended December 31, 2025, operating activities used CHF 51.3 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 61.7 million.
During the year ended December 31, 2024, operating activities used CHF 59.2 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 54.0 million.
During the year ended December 31, 2023, operating activities used CHF 59.0 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 62.0 million.
Net cash used in investing activities
During the years ended December 31, 2025, 2024 and 2023, cash used in, or from investing activities primarily related to movements in investments in short-term time deposits. For the periods ending December 31, 2025 and 2024, we generated CHF 71.5 million, and CHF 37.0 million respectively. For the year ended December 31, 2023, we generated CHF 41.6 million.

During the years ended December 31, 2025, 2024 and 2023, we recorded a cash outflow for the acquisition of property, plant and equipment and intangible assets of CHF 0.7 million, CHF 0.7 million and CHF 0.8 million, respectively.
During the years ended December 31, 2025, 2024 and 2023, we recorded a cash inflow on interest received of CHF 1.7 million, CHF 4.2 million and CHF 3.8 million, respectively.
Net cash from (used in) financing activities
During the year ended December 31, 2025, net cash used in financing activities was CHF 1.1 million, driven primarily by by payments of our lease liabilities. During the year ended December 31, 2024, net cash generated in financing activities was CHF 14.4 million, driven primarily by payments of our lease liabilities. During the year ended December 31, 2023, net cash used in financing activities was CHF 1.2 million, driven primarily by payments of our lease liabilities.

Funding requirements
Based on our current operating assumption, we believe that our existing cash and cash equivalents and short-term time deposits as of December 31, 2025 will be sufficient to fund our operating expenses and capital expenditure requirements until 2028. However, our present and future funding requirements may change and will depend on many factors, including, among other things:
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
None.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
The following table sets forth information regarding our executive officers, also referred to as members of the Management Board, and directors as of December 31, 2025. Unless otherwise stated, the business address for our directors and executive officers is c/o Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

Name	Age	Position
Executive Officers
Dr. Patrick Amstutz	50	Chief Executive Officer and Director
Renate Gloggner	55	EVP People and Community
Dr. Philippe Legenne	60	Chief Medical Officer
Dr. Martin Steegmaier	60	Chief Scientific Officer
Dr. Michael Tobias Stumpp	53	EVP Projects
Alexander Zürcher	50	Chief Operating Officer
Non-Employee Directors
William M. Burns	78	Chairman of the Board
Dr. Agnete Fredriksen	48	Director
Dr. Dominik Höchli	58	Director
Steven H. Holtzman	71	Director
Sandip Kapadia	55	Director
Dr. Vito J. Palombella	63	Director
Dr. Michael Vasconcelles	62	Director
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
Dr. Philippe Legenne, M.D., has served as our Chief Medical Officer since September 2024 and prior as acting Chief Medical Officer from September 2023 to August 2024. He is also a member of the Management Board of Molecular Partners. Prior to this role, he served as VP Global Clinical Development and External Scientific Relations, where he oversaw global clinical development strategy and implementation of Molecular Partners’ portfolio, with a main focus in hemotology and immuno-oncology. Philippe has also previously served as VP Global Medical Affairs and External Scientific Relations. Prior to joining Molecular Partners, Philippe served as Executive Medical Director at Amgen from April 2016 to September 2019, where he served as the oncology-hematology and Biosimilars TA head. Dr. Legenne holds an MBA from the ESSEC Business School and an M.D. from the Faculté de Médecine de Lille.
Dr. Martin Steegmaier, Ph.D., has served as our Chief Scientific Officer and Member of the Management Board since October 2025. Prior to joining Molecular Partners, he was chief scientific officer of SOTIO Biotech from September 2022 to September 2025, where he led the development of a broad pipeline of oncology programs. Martin has extensive experience from senior roles at major biotech and pharma companies. These include head of Research at MorphoSys, focusing on the development of antibody-based therapeutics in immuno-oncology and hematology-oncology, and positions in pharma partnering and oncology disease areas at Roche and Boehringer Ingelheim. Martin graduated from the Northern Arizona University and holds a Ph.D. in biochemistry from the University of Basel and an MBA from the Edinburgh Business School.
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
Non-Employee Directors
William M. Burns has served as Chairman of our board of directors since April 2018 and a director since October 2017. His professional career has been spent in the Life Sciences sector. His career in Roche took him to CEO of the Pharma Division and to the Boards of Genentech and Chugai. From 2010 to 2014 he also served as a Non-Executive Director of F Hoffmann La Roche. He is currently chair of Vestergaard sarl, vice chair of Mesoblast in Australia and is a Fellow of the Institute of Cancer Research in London. Mr. Burns is also chair of the AMR Action Fund charged by the Pharma industry to support the registration of 2 to 4 new antibiotics this decade. He also serves on a Cancer Advisory board to the Universities of Aachen/Bonn/Cologne and Dusseldorf. Mr. Burns holds an honors degree in economics from the University of Strathclyde, Glasgow, Scotland. Our board of directors believes that Mr. Burns' experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.
Dr. Agnete Fredriksen has served as a director since April 2021. Dr. Fredriksen has served as a co-founder, chief scientific officer and business development of Nykode Therapeutics AS (formerly Vaccibody AS) since April 2024. Before serving as co-founder and chief scientific officer, she served as chief business officer from August 2022 to March 2024, as chief innovation and strategy officer from June 2021 to July 2022 and as president and chief scientific officer from 2017 to June 2021. Nykode Therapeutics is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer, autoimmune and infectious diseases. Prior to founding Vaccibody

Dr. Fredriksen previously held researcher roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. Dr. Fredriksen is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Oslo University Hospital, Rikshospitalet in Oslo, Norway. Our board of directors believes that Dr. Fredriksen’s experience in immunotherapy and vaccine development, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.
Dr. Dominik Höchli has served as a director since April 2021. He has more than 20 years of experience as a marketing and medical affairs executive. Since June 2025, he has served as a board member of Abivax SA. From 2021 to 2024, he served as Interim CEO of Catapult Therapeutics, a clinical stage biotech company in the Netherlands. Previously he worked at AbbVie as Vice President, Head of Global Medical Affairs and member of the R&D and the Commercial leadership team. He led global product launches for major blockbuster products, including HUMIRA, Maviret, Venetoclax and Skyrizi, and his leadership experience ranges from smaller country organizations to large global functions. He began his corporate career at McKinsey & Co. Dr. Höchli is a Swiss national and obtained his medical degree (M.D.) from the University of Bern in Switzerland. Our board of directors believes that Dr. Höchli’s over 20 years of experience as a marketing and medical affairs executive, as well as his broad business experience provide him with the qualifications and skills to serve as a director.

Steven H. Holtzman has served as a director since May 2014. He has served as a member of the board of directors of, and strategic business advisor to, CAMP4 Therapeutics Corporation, a public biopharmaceutical company, since October 2019, executive chair of the board of directors of, and a strategic business advisor to, Qihan Biotech, a private biopharmaceutical company, since April 2019, and as executive chair of the board of directors of Manifold Bio, a private biopharmaceutical company, since January 2024. From July 2016 to January 2020, Mr. Holtzman was the first president and chief executive officer and a member of the board of directors of Decibel Therapeutics, Inc., a public biopharmaceutical company. From January 2011 to March 2016, he served as the executive vice president of Corporate Development at Biogen, Inc., a public biopharmaceutical company. From 2001 to 2010, he served as a founder, chair of the board of directors, and chief executive officer of Infinity Pharmaceuticals, Inc., a public biopharmaceutical company. Additionally, Mr. Holtzman was chief business officer of Millennium Pharmaceuticals, Inc., a public biopharmaceutical company, from May 1994 to June 2001, and a founder, member of the board of directors, and executive vice president of DNX Corporation, a public biopharmaceutical company, from August 1986 to March 1994. He is a trustee of The Berklee College of Music and a senior fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. He received his B.A. in Philosophy from Michigan State University and his B.Phil. in Philosophy from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. Our board of directors believes that Mr. Holtzman's experience in the biotechnology industry and his broad management experience provide him with the qualifications and skills to serve as a director.

Sandip Kapadia has served as a director since April 2020. Mr. Kapadia brings over 25 years of science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the board of directors of Passage Bio, Inc., Alentis Therapeutics AG, and previously on the board of directors of VectivBio Holding AG and Therachon AG. Our board of directors believes that Mr. Kapadia’s over 25 years of experience in the life science industry and his broad finance and management experience provide him with the qualifications and skills to serve as a director.

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
Dr. Michael Vasconcelles, M.D., has served as a director since April 2020. He currently serves as head of research and development at Day One BioPharmaceuticals since June 2025. Previously, he was executive vice president, Research, Development, and Medical Affairs at Immunogen from December 2022 until its acquisition by AbbVie in February 2024. Prior to Immunogen, he was chief medical officer and head of the Medical and Scientific Organization at Flatiron Health, a healthcare technology and services company focused on creating digital solutions to accelerate cancer research and improve patient care, from August 2019 to August 2022. Prior to joining Flatiron Health, Dr. Vasconcelles served as the chief medical officer of Unum Therapeutics Inc. (Unum) from October 2015 to July 2019, a Cambridge, MA-based cell and gene therapy company. Prior to Unum, Dr. Vasconcelles spent several years at Takeda/Millennium, where he was senior vice president, Head of the Oncology Therapy Area Unit and member of the R&D Executive Team, accountable for strategic and operational oversight of the oncology research and development portfolio globally. Prior to Takeda/Millennium, Dr. Vasconcelles was group vice president and the Global Therapeutic Area Head, Transplant and Oncology, at Genzyme Corporation, where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit Management Team. Following Sanofi’s acquisition of Genzyme, Dr. Vasconcelles joined Sanofi Oncology as head, Personalized Medicine and Companion Diagnostics. From 1996 -2021, Dr. Vasconcelles was a faculty member of the Harvard Medical School and an associate physician at Brigham and Women’s Hospital and Dana-Farber Cancer Institute. Dr. Vasconcelles has served on the board of directors of Kura Oncology, Inc. since September 2024. He received both his B.A. and M.D. from Northwestern University. Our board of directors believes that Dr.Vasconcelles’ extensive experience in the life sciences industry within research and clinical development, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.

The table below provides certain highlights of the composition of our board members and nominees as of December 31, 2025. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

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
B. Compensation.
Compensation of Executive Officers and Directors
The aggregate compensation paid by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2025, was TCHF 5,977. Out of this amount a total of TCHF 426 related to pension benefits and social security contributions.
Director Compensation
As required by the "Say on Pay" rules, our articles of association set out the principles for the elements of the compensation of the members of our board of directors. The compensation of the members of our board of directors may consist of fixed and variable compensation. The total compensation takes into account the position and level of responsibility of the respective member of the board of directors, including board and committee chairmanship and membership and a travel fee. Members of our board of directors are paid for their service over one year starting with their election at the ordinary shareholders’

meeting and ending with the subsequent ordinary shareholders’ meeting. Our shareholders at the 2024 annual general meeting held on April 17, 2024, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2025 general meeting at CHF 1,111,800. Our shareholders at the 2025 annual general meeting held on April 16, 2025, set the maximum aggregate amount of compensation for the board of directors for their term of office until the annual general meeting 2026 at CHF 1,130,160.
For the year ended December 31, 2025, the compensation of the members of our board of directors consisted of fixed compensation only. Compensation of the members of our board of directors for the year ended December 31, 2025 consisted of a fixed cash fee and restricted share units, or RSUs. The following table sets out information regarding the compensation earned by our directors for service on our board of directors during the year ended December 31, 2025. Dr. Amstutz, our Chief Executive Officer and a member of our board of directors, does not receive any additional compensation for his service as a director.

Name	Fees Earned	RSUs	Total(1)
	in CHF thousands
William M. Burns	125	170	295
Steven H. Holtzman	50	88	138
Sandip Kapadia	45	88	133
Vito J. Palombella	40	88	128
Michael Vasconcelles	50	88	138
Dr. Agnete Fredriksen	50	88	138
Dr. Dominik Höchli	50	88	138
Dr. Patrick Amstutz(2)	—	—	—
(1)The total compensation awarded to the members of the board of directors shown in this table does not include the payments of TCHF 20 we made in 2025 to cover the mandatory employer social security contribution on the base fees and the vesting of the RSUs 2022. In addition, upon vesting of the RSUs 2025 in 2028, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the RSUs 2025 expected to vest in 2028 will amount to TCHF 24.
(2)For our Chief Executive Officer’s compensation other than in connection with his service on our board of directors, please refer to “— Executive Compensation.”
As of December 31, 2025, all members of our board of directors were non-executives, except for Dr. Amstutz. None of the members of our board of directors has any significant business connections with the Company or was a member of the Management Board of the Company, except for Dr. Amstutz, who has been a member of the Management Board since the Company's inception in 2004.
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
The following table sets out information regarding compensation earned by members of the Management Board during the year ended December 31, 2025.

Name and principal position	Salary	Bonus(1)	Equity Awards	Non-Equity Incentive Plan Compensation	All Other Compensation (2)(3)	Total(4)
	in CHF thousands
Dr. Patrick Amstutz	389	175	393	0	93	1,050
Chief Executive Officer, Director and Co-Founder
Total Management Board	1,739	661	2,043	0	406	4,849
(1)Represents amounts earned in 2025.
(2)Represents pension and social security contributions during 2025 on base salary, bonus and the vesting of the PSUs 2021.
(3)In addition, upon vesting of the PSUs 2025 in 2028, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the PSUs 2025 expected to vest in 2028 will amount to approximately TCHF 123 (assuming 100% target achievement and full vesting of the PSUs).
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
As of December 31, 2025, 504,543 RSUs were outstanding.
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
As of December 31, 2025, 2,918,458 PSUs were outstanding.
Long-Term Incentive Plans
We have established long-term incentive plans in March of each year since 2015, most recently in March 2026, which we collectively refer to as the LTI Plans. This allows our board of directors to review and adjust the terms and targets of the LTI Plans on an annual basis. Employees generally receive the grants on April 1 of each calendar year. With respect to members of the Management Board, the annual grants are usually made on April 1 subject to approval of the ordinary shareholders’ meeting at which the necessary amounts for variable compensation are approved by the shareholders. With respect to members of our board of directors, the annual grants are made following the ordinary shareholders’ meeting, at which the necessary amounts for variable compensation are approved by the shareholders.
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
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
William M. Burns	Chairman of the Board	2017	2026
Dr. Patrick Amstutz	Chief Executive Officer, Director and Co-Founder	2017	2026
Steven H. Holtzman	Director	2014	2026
Sandip Kapadia	Director	2020	2026
Dr. Vito J. Palombella	Director	2020	2026
Dr. Michael Vasconcelles	Director	2020	2026
Dr. Agnete Fredriksen	Director	2021	2026
Dr. Dominik Höchli	Director	2021	2026
(1)At the end of the general meeting of shareholders during the year in which their term office expires, in each case as indicated.
Director Independence
As a foreign private issuer, under Nasdaq Rule 5605(a)(2), we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules.
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
Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit rules under Section 16(b) of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 and Section 16(a) of the Exchange Act and related SEC rules.
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
D. Employees.
As of December 31, 2025, we had 134.0 full-time equivalent employees (December 31, 2024: 158.5 full-time equivalents, December 31, 2023: 167.5 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by department. The majority of our employees are based in Zurich, Switzerland. Two of our employees are based in the United States of America.

Full-time equivalent employees	At December 31,	At December 31,	At December 31,
	2025	2024	2023
Function
Research and development	108.6	133.0	138.5
Selling, general and administrative	25.4	25.5	29.0
Total	134.0	158.5	167.5
E. Share Ownership.
The following table shows the number of ordinary shares, RSUs and PSUs held by the individual members of the board of directors and the Management Board, as of December 31, 2025. For more information regarding the share ownership of our directors and executive officers, see "Item 6.B - Compensation" and "Item 7.A - Major shareholders."

Name	Shares	RSUs	PSUs
William M. Burns	40,922	124,899	—
Steven H. Holtzman	20,258	63,274	—
Sandip Kapadia	9,048	63,274	—
Vito J. Palombella	9,046	63,274	—
Michael Vasconcelles	9,048	63,274	—
Dr. Agnete Fredriksen	5,541	63,274	—
Dr. Dominik Höchli	4,982	63,274	—
Dr. Patrick Amstutz	759,913	—	256,139
Dr. Michael Tobias Stumpp	723,644	—	165,288
Dr. Philippe Legenne	41,316	—	111,418
Renate Gloggner	34,025	—	165,288
Alexander Zürcher	22,571	—	165,288
Dr. Martin Steegmaier	—	—	230,037

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table and accompanying footnotes set forth, as of December 31, 2025, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 3% of our ordinary shares;
•each of our executive officers;
•each of our directors; and

•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary shares that vest within 60 days of December 31, 2025 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2025. Shares issuable under PSUs or RSUs that vest within 60 days of December 31, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 40,363,095 of our ordinary shares registered with the commercial register of the canton of Zurich as of December 31, 2025 and includes 2,962,973 treasury shares.

Except as otherwise indicated in the following table, addresses of the directors, executive officers and named beneficial owners are in care of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Entities affiliated with Biotechnology Value Fund, L.P.(1)(3)	9,888,592	24.50%
Entities affiliated with Suvretta Capital Management, LLC(1)(4)	4,284,806	10.62%
UBS Fund Management (Switzerland) AG(1)(5)	2,144,607	5.31%
Novartis Pharma AG(2)(6)	1,739,130	4.31%
Directors and Executive Officers
Dr. Patrick Amstutz	759,913	1.88%
Dr. Michael Tobias Stumpp	723,644	1.79%
Dr. Philippe Legenne	41,316	0.10%
William M. Burns	40,922	0.10%
Renate Gloggner	34,025	0.08%
Alexander Zürcher	22,571	0.06%
Steven H. Holtzman	20,258	0.05%
Sandip Kapadia	9,048	0.02%
Dr. Michael Vasconcelles	9,048	0.02%
Dr. Vito Palombella	9,046	0.02%
Dr. Agnete Fredriksen	5,541	0.01%
Dr. Dominik Höchli	4,982	0.01%
Dr. Martin Steegmaier	—	—%
All current directors and executive officers as a group (13 individuals)	1,680,314	4.16%
(1)The information reported is in part derived from reports filed with the SEC pursuant to the Exchange Act.
(2)Number of voting rights carried by shares as reported by our shareholders in notifications filed with SIX Swiss Exchange.
(3)Based on a Schedule 13D filed with the SEC on October 29, 2024, the shares provided in the table above consist of 1,353,968 ADSs and 8,534,624 ordinary shares of the Company held by Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and a managed account for BVF Partners L.P. (the "Partners Managed Account," and collectively, the "BVF Funds"). BVF GP LLC is the general partner of BVF and may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC is the general partner of BVF2 and may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. is the general partner of Trading Fund OS and may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, as the sole member of BVF I GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of BVF Partners

OS Ltd, may be deemed to beneficially own the shares held by BVF, BVF2, Trading Fund OS and the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. Each of Partners, BVF Inc. and Mark Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account. The address for the BVF Funds is 44 Montgomery St., 40th Floor, San Francisco, California 94104. According to a Schedule 13D filed with the SEC on October 29, 2024, Mark N. Lampert (Biotechnology Value Funds) held 9,888,592 shares (corresponding to 24.5% of voting rights), consisting of 1,353,968 ADSs and 8,534,624 ordinary shares.
(4)Based on a Schedule 13G filed with the SEC on May 2, 2025, shares of the Company are held by Averill Master Fund, Ltd., Suvretta Capital Management, LLC and Aaron Cowen. Aaron Cowen is the control person and managing member of Suvretta Capital and may be deemed to control Averill Master Fund. Aaron Cowen disclaims beneficial ownership of all Common Shares held by Averill Master Fund, other than, to the extent of any pecuniary interest therein. The address for Averill Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and for Suvretta Capital Management, LLC and Aaron Cowen, the address is 540 Madison Avenue, 7th Floor, New York, New York 10022.
(5)Based on a Schedule 13G filed with the SEC on July 17, 2025, shares of the Company are held by UBS AM, a distinct business unit of UBS Asset Management (Americas) LLC, an aggregation unit within the Asset Management business division of UBS Group AG. The following UBS Asset Management affiliates and subsidiaries are part of the UBS Asset Management division: UBS Management (Europe) S.A., UBS Asset Management Switzerland AG and UBS Fund Management (Switzerland) AG. UBS Group AG is reporting direct and indirect beneficial ownership of the holdings. The address of UBS Group AG is Bahnhofstrasse 45, PO Box, 8021 Zurich, Switzerland.
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
Voting Rights
As of December 31, 2025, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 4,036,309.50, consisting of 40,363,095 ordinary shares with a nominal value of CHF 0.10 each. All shares rank pari passu with each other and no preferred shares exist.
Shareholders in the United States
In June 2021, we completed our initial public offering in the U.S. and listed our ADSs on the Nasdaq Global Select Market. As of December 31, 2025, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that 38% of our issued ordinary shares (including ordinary shares underlying ADSs) as identified in publicly available filings were held in the United States by approximately 5 holders of record. The actual number of holders is potentially greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.
Since January 1, 2025, we have engaged in the following transactions with our directors, executive officers and holders of more than 3% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
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
Common dividends may be paid only if we have sufficient distributable profits from previous years (Gewinnvortrag) or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on our annual statutory standalone balance sheet prepared in accordance with Swiss company law after deduction of allocated statutory reserves and reserves required by our articles of association (Statuten). Our auditor must confirm that a proposal made by the board of directors to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code of Obligations of March 30, 1911, as amended, the CO, and our articles of association. In order for us to pay dividends to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen), a shareholders’ meeting must approve by the absolute majority of votes represented the reclassification of such reserves from capital contributions to freely distributable reserves (frei verfügbare Reserven) (to the extent permissible by the CO). Furthermore, dividends can be paid out of reserves from capital reserves only if the same amount is paid out of the annual profit or ordinary reserves. Dividends and distributions against reserves from capital contributions are usually due and payable after the shareholders’ resolution relating to the allocation of profit and distribution against reserves from capital contributions (if applicable) has been passed at the shareholders’ meeting or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves. Dividends paid on ordinary shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding dividends and other distributions distributed to holders of our ordinary shares. As of December 31, 2025, we had reserves from capital contributions in an aggregate amount of CHF 342,466,159.
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
Sales Agreement
On July 1, 2022, we entered into the Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC to sell ordinary shares from time to time at our discretion under an “at the market”, or ATM, program, with aggregate gross sales proceeds of up to $100.0 million. The Sales Agreement provides that the commission payable to Leerink Partners LLC (previously known as SVB Securities LLC, as sales agent, for sales of ordinary shares under the ATM program shall be up to 3.0% of the aggregate gross proceeds of any ordinary shares sold under the Sales Agreement. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions, including our agreement to indemnify Leerink Partners LLC (previously known as SVB Securities LLC against certain liabilities, including liabilities under the Securities Act. We and Leerink Partners LLC (previously known as SVB Securities LLC have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement. As of the date hereof, we have not made any sales under the Sales Agreement.
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
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The negotiations were concluded on November 13, 2023 and on June 27, 2024, the Swiss Federal Tax Administration issued a press release announcing the signing of a reciprocal FATCA Model 1 intergovernmental agreement (the “Model 1 IGA”). This means that Switzerland will also receive account data from the United States in the future. Swiss financial institutions will no longer provide the required data to the U.S. authorities, but rather to the Swiss Federal Tax Administration, which will then transmit it to the Internal Revenue Service. In Switzerland, the implementation of the Model 1 IGA necessitates changes to national law, which will be decided by the Federal Assembly. Such changes to national law implementing the Model 1 IGA are currently expected to enter into force in Switzerland on January 1, 2028. However, it is not possible to predict whether and when such changes will be enacted.

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
As of December 31, 2025, we had cash and cash equivalents plus short-term time deposits of CHF 93.1 million.
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
Credit risk
The maximum credit risk on financial instruments corresponds to the carrying amounts of our cash and cash equivalents, short-term time deposits and receivables. We have not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. As of December 31, 2025, substantially all of our cash and cash equivalents, and short-term time deposits were held at major financial institutions located in Switzerland. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. We enter into partnerships with partners that have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
A. Disclosure Controls and Procedures
We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and SVP Finance, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and SVP Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and SVP Finance as principal financial officer, have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and SVP Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2025.
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
Item 16C. Principal Accountant Fees and Services.
The aggregate fees for services rendered by KPMG AG, Zurich, Switzerland (PCAOB ID 3240), for professional services were as follows:

in CHF thousands	2025	2024
Audit fees	596	674
Audit related fees	—	—
Tax fees	—	—
All other fees	26	—
Balance at December 31	622	674
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

Item 16K. Cybersecurity.
Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and clinical trial data, or Information Systems and Data.
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
For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so. See “Risk Factors—General Risks— If our data or information technology systems, or those of the third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such a compromise, including but not limited to, regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.”
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
Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including to Messers. Arican, Pitzner and Hendriks, who work with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response process includes reporting to the audit of the board of directors for certain cybersecurity incidents.
The board receives periodic reports from Mr. Arican concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The board also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements.
See pages F-1 through page F-39 of this Annual Report on Form 20-F
Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1*	Articles of Association, as currently in effect.
1.2	Organizational Rules of the registrant	20-F	001-40488	1.2	3/09/2023
2.1	Deposit Agreement.	20-F	001-40488	2.1	3/09/2023
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	20-F	001-40488	2.2	3/09/2023
2.3	Description of Securities	20-F	001-40488	2.3	3/09/2023
4.1#	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-255447	10.1	4/22/2021
4.2†	License Agreement, dated as of January 17, 2022, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.4	3/09/2023
4.3†	License and Collaboration Agreement, dated as of December 13, 2021, by and between Molecular Partners AG and Novartis Pharma AG.	20-F	001-40488	4.5	3/09/2023
4.4†	Research and Development Collaboration and Option Agreement, dated as of January 5, 2024, by and between Molecular Partners AG and Orano Med SAS.	20-F	001-40488	4.6	3/14/2024
4.5†	Amendment to the Research and Development Collaboration and Option Agreement, dated as of October 22, 2024, by and between Molecular Partners AG and Orano Med SAS	20-F	001-40488	4.7	3/06/2025
4.6†	Development and Option Agreement, dated January 11, 2025, by and between Molecular Partners AG and OMT Theranostics	20-F	001-40488	4.8	3/06/2025
4.7#	Performance Share Plans 2022 - Employees	20-F	001-40488	4.11	3/09/2023
4.8#	Performance Share Plans 2022 - Management	20-F	001-40488	4.12	3/09/2023
4.9#	Performance Share Plans 2023 - Employees	20-F	001-40488	4.13	3/09/2023
4.10#	Performance Share Plans 2023 - Management	20-F	001-40488	4.14	3/09/2023
4.11#	Performance Share Plans 2024 - Employees	20-F	001-40488	4.16	3/14/2024

4.12#	Performance Shares Plan 2024 - Management	20-F	001-40488	4.17	3/14/2024
4.13#	Performance Share Plans 2025 - Employees	20-F	001-40488	4.20	3/06/2025
4.14#	Performance Shares Plan 2025 - Management	20-F	001-40488	4.21	3/06/2025
4.15#*	Performance Share Plans 2026 - Employees
4.16#*	Performance Shares Plan 2026 - Management
4.17#	Restricted Share Plan 2023	20-F	001-40488	4.20	3/09/2023
4.18#	Restricted Share Plan 2024	20-F	001-40488	4.24	3/14/2024
4.19#	Restricted Share Plan 2025	20-F	001-40488	4.29	3/06/2025
4.20#*	Restricted Share Plan 2026
8.1	List of subsidiaries of the Registrant	F-1	333-255447	21.1	4/22/2021
11.1	Molecular Partners AG Insider Trading Policy	20-F	001-40488	11.1	3/06/2025
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of SVP Finance Pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer and SVP Finance Pursuant to Rule 13(a)-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of KPMG AG, independent registered public accounting firm
97.1	Incentive Compensation Recoupment Policy	20-F	001-40488	97.1	3/14/2024
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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
Date: March 12, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Molecular Partners AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Molecular Partners AG and its subsidiary (the Group) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive result, cash flows, and changes in equity for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with IFRS® Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Finance Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and

(2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG AG

We have served as the Group’s auditor since 2009.

Zurich, Switzerland
March 10, 2026

Consolidated Statement of Financial Position

as of December 31,	Note	2025	2024
in CHF thousands
Assets
Property, plant and equipment	6	5,229	4,198
Intangible assets	7	2	49
Total non-current assets		5,231	4,247

Short-term time deposits	11	10,405	85,565
Other current assets	9	1,985	2,525
Trade and other receivables	10	1,834	2,317
Cash and cash equivalents	11	82,653	63,874
Total current assets		96,876	154,281

Total assets		102,107	158,528

Shareholders' equity and liabilities
Share capital	12	4,037	4,036
Additional paid-in capital		389,179	384,875
Treasury share reserve		(1,129)	(981)
Cumulative losses		(311,753)	(246,293)
Total shareholders' equity		80,334	141,637

Trade and other payables	13	160	—
Lease liability	22	2,438	1,227
Employee benefits	18.1	8,147	4,879
Total non-current liabilities		10,746	6,106

Trade and other payables	13	1,767	1,859
Accrued expenses	14	8,055	7,709
Lease liability	22	1,206	1,217
Total current liabilities		11,027	10,785
Total liabilities		21,772	16,891

Total shareholders' equity and liabilities		102,107	158,528
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss and
Other Comprehensive Result

for the year ended December 31,	Note	2025	2024	2023
in CHF thousands

Revenues
Revenues from research and development collaborations		—	4,970	7,038
Total revenues	5	—	4,970	7,038

Operating expenses
Research and development expenses	16	(40,194)	(48,604)	(48,784)
Selling, general and administrative expenses	16	(15,241)	(17,583)	(19,362)
Restructuring expenses	26	(2,689)	—	—
Total operating expenses		(58,124)	(66,187)	(68,146)

Operating result		(58,124)	(61,217)	(61,108)

Financial income	19	1,522	7,214	4,279
Financial expenses	19	(5,047)	(38)	(5,155)
Net finance result		(3,525)	7,176	(876)

Result before income taxes		(61,649)	(54,041)	(61,984)

Income taxes	20	(2)	(2)	—
Net result, attributable to shareholders		(61,651)	(54,043)	(61,984)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities	18.1	(3,814)	(485)	(1,975)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		5	(10)	(16)

Other comprehensive result, net of tax		(3,809)	(495)	(1,991)

Total comprehensive result, attributable to shareholders		(65,460)	(54,538)	(63,975)

Basic net result per share (in CHF)	21	(1.65)	(1.59)	(1.89)
Diluted net result per share (in CHF)	21	(1.65)	(1.59)	(1.89)
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended December 31,	Note	2025	2024	2023
in CHF thousands

Net result attributable to shareholders		(61,651)	(54,043)	(61,984)
Adjustments for:
Depreciation and amortization	6/7	2,144	2,369	2,420
Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program	12	(325)	—	—
Share-based compensation costs	18	4,419	4,105	5,207
Change in employee benefits		(546)	(670)	535
Income tax	20	2	2	—
Financial income	19	(1,522)	(7,214)	(4,279)
Financial expenses	19	5,047	38	5,155
Changes in working capital:
Change in other current assets		335	237	1,424
Change in trade and other receivables		485	(347)	(933)
Change in trade and other payables		65	524	(812)
Change in contract liability	15	—	(4,333)	(5,713)
Change in accrued expenses		343	161	45
Exchange (loss) gain on working capital positions		(18)	(39)	(21)
Interest paid		(18)	(26)	(34)
Other financial expense		(15)	(12)	(15)
Net cash (used in) from operating activities		(51,257)	(59,248)	(59,005)

Proceeds from investments in short-term time deposits		137,814	277,015	319,443
Investments in short-term time deposits		(66,278)	(240,045)	(277,825)
Acquisition of property, plant and equipment	6	(714)	(705)	(575)
Acquisition of intangible assets	7	—	(18)	(233)
Interest received		1,727	4,239	3,827
Net cash from (used in) investing activities		72,549	40,486	44,637

Proceeds from issuance of new shares	12	—	17,342	—
Proceeds from vesting under the LTI plans	12	62	—	—
Transaction costs on issue of shares	12	—	(1,741)	—
Proceeds from issuance of shares under LTI plans	12	1	40	31
Payment of lease liabilities		(1,212)	(1,208)	(1,198)
Net cash from (used in) financing activities		(1,149)	14,433	(1,167)

Exchange (loss) gain on cash positions		(1,364)	894	(5,102)
Net increase (decrease) in cash and cash equivalents		18,779	(3,435)	(20,637)

Cash and cash equivalents at January 1		63,874	67,309	87,946

Cash and cash equivalents at December 31	11	82,653	63,874	67,309
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
in CHF thousands
At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(61,984)	(61,984)
Remeasurement of net pension liabilities (1)	—	—	—	(1,975)	(1,975)
Exchange differences on translating foreign operations	—	—	—	(16)	(16)
Total comprehensive income	—	—	—	(63,975)	(63,975)
Share-based compensation costs (1)	—	5,207	—	—	5,207
Issuance of new shares under LTI plans (2)	31	—	—	—	31
At December 31, 2023	3,635	365,530	(981)	(191,755)	176,429

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(54,043)	(54,043)
Remeasurement of net pension liabilities (1)	—	—	—	(485)	(485)
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive loss	—	—	—	(54,538)	(54,538)
Share-based compensation costs (1)	—	4,105	—	—	4,105
Issuance of new shares, net of transaction costs(2)	364	15,237	—	—	15,601
Issuance of new shares under LTI plans (2)	37	3	—	—	40
At December 31, 2024	4,036	384,875	(981)	(246,293)	141,637

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,637
Net result	—	—	—	(61,651)	(61,651)
Remeasurement of net pension liabilities (1)	—	—	—	(3,814)	(3,814)
Exchange differences on translating foreign operations	—	—	—	5	5
Total comprehensive loss	—	—	—	(65,460)	(65,460)
Share-based compensation costs (1)	—	4,419	—	—	4,419
Exercise of LTI plans	—	(115)	177	—	62
Treasury shares withheld to cover social security and tax	—	—	(325)	—	(325)
Issuance of new shares under LTI plans (2)	1	—	—	—	1
At December 31, 2025	4,037	389,179	(1,129)	(311,753)	80,334

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
These audited consolidated financial statements as of and for the year ended December 31, 2025 comprise Molecular Partners AG and Molecular Partners Inc.
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
Based on the Group's cash and short-term time deposits positions at December 31, 2025, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis.
The consolidated financial statements as of and for the year ended December 31, 2025 were approved for issuance by the Company's Board of Directors on March 10, 2026.
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
New or revised IFRS standards and interpretations
The following new or revised standards that became effective during 2025 did not have a material effect on these consolidated financial statements:
•Lack of exchangeability - Amendments to IAS 21
A number of new accounting standards became effective after January 1, 2025, for which earlier application is permitted but the Company has not early adopted any.
A preliminary assessment on the impact of the implementation of IFRS 18 has been performed; based on this assessment, the Company expects there to be no material impact on the Company overall financial statements. Based on the initial assessment the Company also expects there to be no Management defined Performance Measures or MPM’s to be reported on. IFRS 18 will not be early adopted. Possible impacts from other new or revised standards have not yet been assessed but are anticipated to be immaterial.

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
Leases
At inception of a contract, the Group assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. Short-term leases are leases with a lease term of twelve months or less that do not contain a purchase option. For all other leases the Group recognizes a right-of-use asset and a lease liability at the lease commencement date.
The Group does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Group is presenting right-of-use assets in Property, Plant and Equipment, whereas lease liabilities are presented separately within current and non-current liabilities in the consolidated statement of financial position.
The lease liability is initially measured at the present value of the lease payments required over the lease term, that are not paid at the commencement date, discounted using the incremental borrowing rate, as the interest rate implicit in the lease generally cannot be readily determined. Lease payments that are included in the measurement of the lease liability include fixed payments or in-substance fixed payments and variable payments that depend on an index.

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
They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities longer than 12 months after the balance sheet date which are classified as non-current assets. Interest income on the short-term deposit is accounted for on the statement of profit or loss and other comprehensive result as financial income.
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
Financial liabilities at amortized costs
Trade payables and non-employee related accrued expenses are measured at amortized costs and classified as financial liabilities.
Cash and cash equivalents
Cash includes cash at banks. The Group considers all short-term, highly liquid investments convertible into known amounts of cash with maturities of three months or less from the date of acquisition to be cash equivalents, provided that they are subject to an insignificant risk of changes in value. The cash flow statement is based on cash and cash equivalents.
Short-term time deposits

Short-term deposits comprise time deposits placed with banks with original maturities of more than three months and up to twelve months from the date of acquisition.

Short-term deposits are not included in cash and cash equivalents for the purposes of the cash flow statement.

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
The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 29 of the 29 eligible employees participated in this plan as of December 31, 2025 (December 31, 2024: 33 out of 33).
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
The Group has set up a 401k plan for its U.S. based employees. Under the plan the U.S. entity matches the employee's contribution and provides a true-up in matched contributions at year end. The 401k plan qualifies as a defined contribution plan and the associated expenses, that are deemed immaterial, are presented under operating expenses in the consolidated statement of profit or loss and other comprehensive result.
The Group has set up a defined contribution plan for its UK based employee. Under the plan the Company and the employee both contribute into the plan. The associated expenses, that are deemed immaterial, are presented under operating expenses in the consolidated statement of profit or loss and other comprehensive result.
Share-based compensation
The Group operates share-based compensation plans that qualify as equity-settled plans. The fair value of the employee services received in exchange for the grant of equity instruments is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, which is determined at grant date. The fair values are determined by management with the assistance of an independent valuation expert. At each reporting date, estimates of the number of equity instruments that are expected to vest are revised. The impact of the revision of the previous estimates, if any, is recognized as part of share-based compensation (non-cash effective) with a corresponding adjustment to equity. When the vested equity instruments are exercised or allocated, any proceeds received net of any directly attributable transaction costs are booked to share capital (nominal value), additional paid-in capital and treasury shares.
Bonus plan
The Group recognizes an accrual where contractually obligated or where there is a past practice that has created a constructive obligation. Bonuses are based on a formula that takes into consideration the achievement of the Group’s goals.
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
Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access to knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.
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
Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner. Open receivables related to the research and development agreement are presented as trade receivables.
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
Capital management
The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2025 and 2024.
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
5.    Revenue and entity-wide disclosures
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

DLL3 as a RDT target will be exclusively developed by Molecular Partners and OranoMed. Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials.

The cost sharing in 2025 results in a net reduction in cost of CHF 2.3 million whereas in 2024 the cost sharing resulted in a net expense of CHF 0.6 million both reported under research and development expenses in the consolidated statement of profit or loss and comprehensive income.

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

The Group was eligible to invoice Novartis for its employee-related expenses associated with the research activities. The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20.0 million (CHF 18.6 million) received from Novartis, was recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan was based on the cost-based method and was measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred.

During 2025, the Group recognized no revenue under this agreement (2024 total revenue of CHF 5.0 million, 2023 total revenue of CHF 7.0 million). The collaboration activities have come to an end in Q3 2024. As per contract terms, the research collaboration agreement came to a close in March 2025.

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

In January 2023, Novartis informed the Group that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development.

On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated.

No revenue was recorded during 2025. During the years ended 2024 and 2023, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner.

Revenue by country
in CHF thousands, for the years ended December 31	2025	2024	2023
Revenues Switzerland	—	4,970	7,038
Total Revenues	—	4,970	7,038

Analysis of revenue by major alliance partner
in CHF thousands, for the years ended December 31	2025	2024	2023
Novartis AG, Switzerland	—	4,970	7,038
Total Revenues	—	4,970	7,038

6.    Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2025
Cost
At January 1, 2025	10,002	764	1,448	9,616	633	22,463
Additions	662	—	52	2,414	—	3,128
Disposals	(61)	—	(427)	—	—	(488)
At December 31, 2025	10,602	764	1,074	12,030	633	25,103
Accumulated depreciation
At January 1, 2025	(8,658)	(645)	(1,242)	(7,215)	(504)	(18,265)
Depreciation charge for the year	(601)	(54)	(176)	(1,201)	(66)	(2,097)
Disposals	61	—	427	—	—	488
At December 31, 2025	(9,198)	(699)	(991)	(8,416)	(570)	(19,874)
Carrying amount at December 31, 2025	1,405	65	83	3,614	63	5,229
The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland. The Group exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending December 31, 2028.

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2024
Cost
At January 1, 2024	9,740	723	1,311	9,616	633	22,023
Additions	356	145	204	—	—	705
Disposals	(94)	(104)	(67)	—	—	(265)
At December 31, 2024	10,002	764	1,448	9,616	633	22,463
Accumulated depreciation
At January 1, 2024	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Depreciation charge for the year	(684)	(49)	(184)	(1,200)	(70)	(2,188)
Disposals	94	104	67	—	—	265
At December 31, 2024	(8,658)	(645)	(1,242)	(7,215)	(504)	(18,265)
Carrying amount at December 31, 2024	1,344	119	206	2,401	128	4,198

7.    Intangible assets

in CHF thousands	Software
2025
Cost
At January 1, 2025	2,303
Additions	—
Disposals	(58)
At December 31, 2025	2,244
Accumulated amortization
At January 1, 2025	(2,254)
Amortization charge for the year	(46)
Disposals	58
At December 31, 2025	(2,242)
Carrying amount at December 31, 2025	2

in CHF thousands	Software
2024
Cost
At January 1, 2024	2,296
Additions	18
Disposals	(11)
At December 31, 2024	2,303
Accumulated amortization
At January 1, 2024	(2,084)
Amortization charge for the year	(181)
Disposals	11
At December 31, 2024	(2,254)
Carrying amount at December 31, 2024	49
8.    Financial instruments

in CHF thousands	Financial assets at amortized costs
2025
Cash and cash equivalents	82,653
Trade receivables	253
Accrued income	71
Short-term time deposits	10,405
Balance at December 31	93,382
2024
Cash and cash equivalents	63,874
Trade receivables	286
Accrued income	276
Short-term time deposits	85,565
Balance at December 31	150,001

The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period. Please also see note 25.

in CHF thousands	Financial liabilities at amortized cost
2025
Trade payables	937
Accrued project costs and royalties	2,268
Lease liabilities	3,644
Other non-employee related accrued expenses	453
Balance at December 31	7,302
2024
Trade payables	679
Accrued project costs and royalties	2,057
Lease liabilities	2,444
Other non-employee related accrued expenses	551
Balance at December 31	5,731
The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value.
9.    Other current assets

in CHF thousands	2025	2024
Prepayments	1,914	2,249
Accrued income	71	276
Balance at December 31	1,985	2,525
Accrued income relates to interest income accrued on the Group's balances of cash and cash equivalents and short-term time deposits.
10.    Trade and other receivables

in CHF thousands	2025	2024
Trade receivables	253	286
Value added tax	895	470
Withholding tax	605	1,484
Other receivables	81	77
Balance at December 31	1,834	2,317
Trade receivables are denominated in the following currencies:

in CHF thousands	2025	2024
EUR	253	286
Balance at December 31	253	286

11.    Cash and cash equivalents and short-term time deposits

in CHF thousands	2025	2024
Cash at bank in CHF	69,624	54,127
Cash at bank in EUR	292	2,812
Cash at bank in USD	12,660	6,695
Cash at bank in GBP	77	240
Total cash at bank at December 31	82,653	63,874

Short-term time deposits in CHF	—	47,500
Short-term time deposits in USD	10,405	38,065
Total short-term deposits at December 31	10,405	85,565
All short-term time deposits at December 31, 2025 and 2024 were held with Swiss banks. As of December 31, 2025, the deposits denominated in USD contained two positions with two banks. As of December 31, 2024, there were five deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained five positions with three banks. Please refer to note 25.

12.    Shareholders’ equity
Ordinary share capital
On December 31, 2025, the Company’s issued share capital amounted to CHF 4,037,464 divided into 40,374,641 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future).

Ordinary shares
Shares in issue at December 31, 2022	36,044,706
Issued in relation to vesting of PSU, RSU and options	309,591
Shares in issue at December 31, 2023	36,354,297
Issued in relation to capital raise in October 2024	3,642,988
Issued in relation to vesting of PSU, RSU and options	365,810
Shares in issue at December 31, 2024	40,363,095
Issued in relation to vesting of PSU and RSUs	11,546
Shares in issue at December 31, 2025	40,374,641
The Company’s share capital registered with the Swiss Commercial Register on December 31, 2025 amounted to CHF 4,036,310 divided into 40,363,095 fully paid up registered shares with a par value of CHF 0.10 per share.
The capital increase in 2025 triggered by the vesting of Performance Share Units ("PSU") from PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on January 22, 2026.

Capital range

On December 31, 2025, the Company had a capital range from CHF 3,672,011 (lower limit) to up to CHF 5,489,726 (upper limit). On January 22, 2026, the upper limit of the capital range increased to CHF 5,490,880 and the lower limit increased to CHF 3,673,165 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital.
Conditional share capital
As of December 31, 2025 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 362,264 (taking into account the 11,546 registered shares already issued out of the conditional capital as of December 31, 2025, but not yet registered in the commercial register) through the issuance of up to 3,622,644 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2025, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation decreased by CHF 1,155 from CHF 363,419 to CHF 362,264.
In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2025, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged.
In 2025 the cash proceeds from the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 63,266, of which 1,155 related to the issuance of new shares (conditional share capital). During 2024 and 2023 CHF 36,581 and CHF 30,959 respectively, all resulted from the issuance of new shares (conditional share capital) or proceeds from vesting under the LTI plan.
Treasury shares

In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2025 the Company held 2,962,973 treasury shares (2024 and 2023: 3,500,000).
The total amount presented as Treasury shares reserve in 2024 in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Company. During 2025 treasury shares withheld to cover social security and tax liabilities for vesting events are revaluated with the share price at the vesting day.

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value
As of January 1, 2025	3,500,000	0.28	981
Shares vested under the PSU program	(599,642)	0.28	(168)
Shares withheld to cover social security and tax liabilities	88,790	3.41	303
Shares vested under the RSU program	(33,015)	0.28	(9)
Shares withheld to cover social security and tax liabilities	6,840	3.28	22
Shares as of December 31, 2025	2,962,973	0.38	1,129

The 95,630 shares were withheld from vested awards to cover employees’ and Board of Directors income tax and social security contributions.

There was no movement in treasury shares during 2024 and 2023.

13.    Trade and other payables

in CHF thousands	2025	2024
Trade payables	937	679
Social security	828	1,177
Other payables	1	3
Balance at December 31	1,767	1,859
Trade payables are denominated in the following currencies:

in CHF thousands	2025	2024
CHF	527	361
EUR	215	187
USD	171	76
GBP	23	55
Balance at December 31	937	679
In addition to the above-mentioned current trade and other payables, the Company has non-current trade and other payables of TCHF 160 (2024: TCHF 0).

14.    Accrued expenses

in CHF thousands	2025	2024
Accrued project costs and royalties	2,268	2,057
Accrued payroll, bonuses and restructuring 2025	5,330	5,068
Other	456	584
Balance at December 31	8,055	7,709

15.    Contract liability
During 2024 the Group concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. No revenue was recognized during 2025 (2024: TCHF 4,333). There is no remaining balance as of December 31, 2025 (2024: TCHF 0).

16.    Additional information on the nature of expenses

Research and development expenses
in CHF thousands	2025	2024	2023
Research consumables and external research and development expenses	(11,171)	(17,529)	(15,892)
Personnel expenses (1), see also note 18	(24,917)	(26,735)	(28,376)
Depreciation and amortization	(1,774)	(1,950)	(2,053)
Intellectual property	(504)	(515)	(853)
Facility expenses	(1,056)	(1,100)	(940)
Other research and development expenses	(763)	(765)	(660)
Royalties and license fees, see also note 17	(10)	(10)	(10)
Total year ended December 31	(40,194)	(48,604)	(48,784)

Selling, general and administrative expenses
in CHF thousands	2025	2024	2023
Personnel expenses (2), see also note 18	(9,787)	(10,961)	(11,640)
Other administrative expenses	(5,006)	(6,118)	(7,283)
Depreciation and amortization	(371)	(419)	(367)
Facility expenses	(78)	(85)	(72)
Total year ended December 31	(15,241)	(17,583)	(19,362)

Restructuring expenses, see also note 26
in CHF thousands	2025	2024	2023
Personnel expenses (3), see also note 18	(2,496)	—	—
Other restructuring expenses	(193)	—	—
Total year ended December 31	(2,689)	—	—

Total operating expenses	(58,124)	(66,187)	(68,146)

(1) Research and development non-cash effective pension and share-based compensation costs were TCHF 2,132 in 2025, TCHF 1,833 in 2024 and TCHF 3,447 in 2023.
(2) Selling, general and administrative non-cash effective pension and share-based compensation costs were TCHF 1,653 in 2025, TCHF 1,586 in 2024 and TCHF 2,260 in 2023.
(3) Restructuring non-cash effective pension and share-based compensation costs were TCHF 142 in 2025 (2024:TCHF 0 and 2023: TCHF 0).

17.    Royalties and license fees
The Group holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by the Group is CHF 10,000 per annum.
18.    Personnel expenses

in CHF thousands	2025	2024	2023
Salaries	(26,442)	(27,031)	(27,022)
Share-based compensation (non-cash effective)	(4,419)	(4,105)	(5,207)
Pension costs	(1,599)	(1,467)	(2,632)
Social security costs	(2,407)	(2,449)	(2,201)
Other personnel expenses	(2,525)	(2,644)	(2,954)
Total year ended December 31	(37,392)	(37,696)	(40,016)

Full-time equivalents and head count	2025	2024	2023
Average number of full-time equivalents	151.8	161.7	167.8
Full-time equivalents at year end	134.0	158.5	167.5
Headcount at year end	149	174	182
18.1    Pension costs and liabilities

in CHF thousands	2025	2024
Defined benefit pension plans
Actuarial assumptions
Discount rate at January 1	1.00%	1.50%
Discount rate at December 31 (1)	1.25%	1.00%
Future salary increases at December 31	2.00%	2.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2025	31.12.2024
Reconciliation of the amount recognized in the statement of financial position
Defined benefit obligation at December 31	63,767	58,210
Fair value of plan assets at December 31	55,926	53,690
Net defined benefit liability at December 31 (2)	7,841	4,520
Components of defined benefit cost in profit or loss
Current service cost (employer)	2,607	2,662
Curtailment (6)	(1,187)	—
Past service cost (5)	101	(1,297)
Interest expense on defined benefit obligation	659	836
Interest income on plan assets	(611)	(761)
Administrative cost excl. cost for managing plan assets	29	27
Defined benefit cost recognized in profit or loss	1,599	1,467
thereof service cost and administrative cost	1,551	1,393
thereof net interest expense on the net defined benefit liability	48	74

Reconciliation of net defined benefit liability
Net defined benefit liability at January 1	4,520	4,720
Defined benefit cost recognized in profit or loss (3)	1,599	1,467
Remeasurement of net pension liabilities	3,814	485
Contributions by the employer (3)	(2,091)	(2,153)
Net defined benefit liability at December 31 (2)	7,841	4,520
Reconciliation of defined benefit obligation
Defined benefit obligation at January 1	58,210	56,347
Interest expenses on defined benefit obligation	659	836
Current service cost (employer)	2,607	2,662
Contributions by plan participants	1,319	1,352
Benefits (paid)/deposited	(3,250)	(5,210)
Curtailment (6)	(1,187)	—
Past service cost	101	(1,297)
Administrative cost (excl. cost for managing plan assets)	29	28
Actuarial (gain)/loss on defined benefit obligation	5,278	3,492
Defined benefit obligation at December 31	63,767	58,210
Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,145	3,708
Actuarial (gain) / loss on changes in demographic assumptions	—	—
Actuarial (gain) / loss arising from experience adjustments	2,133	(216)
Actuarial (gain)/loss on defined benefit obligation	5,278	3,492
Return on plan assets excluding interest income	(1,464)	(3,007)
Remeasurement of net pension liabilities	3,814	485
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	53,690	51,627
Interest income on plan assets	611	761
Contributions by the employer	2,091	2,153
Contributions by plan participants	1,319	1,352
Benefits (paid)/deposited	(3,250)	(5,210)
Return on plan assets excl. interest income	1,464	3,007
Fair value of plan assets at December 31	55,926	53,690
Best estimate of contributions of next year
Contributions by the employer	1,804	2,128
Plan asset classes
Cash and cash equivalents	8,022	7,254
Equity instruments	24,534	23,455
Debt instruments (e.g. bonds)	10,887	10,391
Real estate funds	1,667	2,086
Others	1,250	1,961
Total plan assets at fair value (quoted market price)	46,359	45,147
Others	9,567	8,543
Total plan assets at fair value (non-quoted market price)	9,567	8,543
Total plan assets at fair value at December 31	55,926	53,690
thereof entity's own transferable financial instruments	—	—

thereof property occupied or other assets used by the entity	—	—
Sensitivity (4)
Defined benefit obligation at December 31 with discount rate -0.25%	66,299	60,728
Defined benefit obligation at December 31 with discount rate +0.25%	61,417	55,875
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	62,838	57,297
Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	64,723	59,149
Defined benefit obligation at December 31 with salary increases -0.25%	63,361	57,785
Defined benefit obligation at December 31 with salary increases +0.25%	64,179	58,623
Defined benefit obligation at December 31 with life expectancy +1 year	64,665	59,058
Defined benefit obligation at December 31 with life expectancy -1 year	62,865	57,360
Maturity profile of defined benefit obligation
Weighted average duration of defined obligation in years at December 31	15.5	16.8
Weighted average duration of defined obligation in years at December 31 for active members	15.3	16.7
Weighted average duration of defined obligation in years at December 31 for pensioners	17.2	17.9

(1) Discount rates are based on industry benchmarks with a duration consistent with the weighted average duration of defined benefit obligation.
(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 306 (2024: TCHF 359; 2023: TCHF 343) for accrued sabbatical cost.
(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of profit or loss and other comprehensive result of which TCHF 385 are research and development costs (2024: TCHF 532; 2023: TCHF 390) and TCHF 108 are selling, general and administrative costs (2024: TCHF 154; 2023: TCHF 110).
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
(5) Adjustments to past service cost mainly result from plan amendments in compulsory defined benefit plan with VSAO.
(6) The curtailment event is caused by our restructuring event in June 2025. See note 26 for further information.

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated:

in CHF thousands	2025	2024	2023

Components of defined benefit cost in profit or loss
Current service cost (employer)	2,607	2,662	2,507
Curtailment (6)	(1,187)	—	—
Past service cost (5)	101	(1,297)	43
Interest expense on defined benefit obligation	659	836	1,182
Interest income on plan assets	(611)	(761)	(1,126)
Administrative cost excl. cost for managing plan assets	29	27	26
Defined benefit cost recognized in profit or loss	1,599	1,467	2,632
thereof service cost and administrative cost	1,551	1,393	2,576
thereof net interest expense on the net defined benefit liability	48	74	56

Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	3,145	3,708	3,644
Actuarial (gain) / loss on changes in demographic assumptions	—	—	(10)
Actuarial (gain) / loss arising from experience adjustments	2,133	(216)	(1,000)
Actuarial (gain)/loss on defined benefit obligation	5,278	3,492	2,634
Return on plan assets excluding interest income	(1,464)	(3,007)	(659)
Remeasurement of net pension liabilities	3,814	485	1,975

18.2    Share-based compensation

18.2.1    Long Term Incentive (“LTI”) Plans: Restricted Share Units ("RSU'') and Performance Share Units ("PSU")
•LTI plans 2021 established in March 2021
•LTI plans 2022 established in March 2022
•LTI plans 2023 established in March 2023
•LTI Plans 2024 established in March 2024
•LTI Plans 2025 established in March 2025
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
As of December 31, 2025, 2,918,458 PSUs and 504,543 RSUs were outstanding. As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding.

18.2.2    Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements
The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates:

RSU/PSU, conditions and assumptions	2025	2024
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 16, 2025	April 17, 2024
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	191,760	192,639
Number of PSU granted	1,814,004	1,690,241
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	2.90 - 4.06	3.38 - 6.57
Vesting period for RSU (years)	1.00	1.00
Full contractual life for RSU (years)	3.00	3.00
Vesting period for PSU (years), Management Board	3.00	3.00
Vesting period for PSU (years), employees excluding Management Board	3.00 (pro-rata annual vesting)	3.00 (pro-rata annual vesting)
Full contractual life for PSU (years)	3.00	3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	59.10 - 70.46	66.87 - 72.79
Risk-free interest rate p. a. (%) / CHF SARON / Common shares	0.35 - 1.30	1.47 - 1.65
Expected volatility on NBI	19.74 - 21.89	21.93 - 23.14
Risk-free interest rate p. a. (%) / USD CME Term SOFR / NBI	3.63 - 4.18	3.82 - 5.21
Expected volatility on SPI	12.07 - 13.28	12.72 - 13.07
Risk-free interest rate p. a. (%) / CHF SARON / SPI	0.35 - 1.30	1.47 - 1.65
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	3.15	3.43
Latest expiry date	Sep 30, 2028	Sep 30, 2027
Valuation model	Monte Carlo	Monte Carlo
Additional comments:
•Expected volatility: Historical share prices of the Company have been used.
•The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2024 and 2025 PSU Plans.

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2023	1,812,766	1.16	282,105	6.89	1,530,661	0.10
Granted	1,882,880	0.10	—	—	1,882,880	0.10
(Performance adjustment) (1)	(259,442)	0.10	—	—	(259,442)	0.10
(Forfeited) (2)	(195,725)	0.10	—	—	(195,725)	0.10
(Expired)	(281,604)	6.89	(281,604)	6.89		—
(Exercised options, vested PSU / RSU) (3)	(365,810)	0.10	(501)	6.94	(365,309)	0.10
Balance outstanding at December 31, 2024	2,593,065	0.10	—	—	2,593,065	0.10
Granted	2,005,764	0.10	—	—	2,005,764	0.10
(Performance adjustment) (1)	(315,797)	0.10	—	—	(315,797)	0.10
(Forfeited) (2)	(215,828)	0.10	—	—	(215,828)	0.10
(Expired)	—	—	—	—		—
(Exercised options, vested PSU / RSU) (3)	(644,203)	0.10	—	—	(644,203)	0.10
Balance outstanding at December 31, 2025	3,423,001	0.10	—	—	3,423,001	0.10

(1) Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
(2) Forfeited due to service conditions not fulfilled
(3) The weighted average share prices at the dates of exercising options during the year 2024 amounted to CHF 7.00. There were no options exercised in 2025.
The following table applies to all PSUs and RSUs outstanding at December 31, 2025:

Exercise price CHF	PSU/RSU (number)	Remaining life (years)
PSU/RSU
0.10	3,423,001	1.3
Total	3,423,001
The following table applies to all PSUs and RSUs outstanding at December 31, 2024:

Exercise price CHF	PSU/RSU (number)	Remaining life (years)
PSU/RSU
0.1	2,593,065	1.4
Total	2,593,065

The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows:

in CHF thousands	2025	2024	2023
Research and development	2,517	2,365	3,057
Selling, general and administrative	1,760	1,740	2,150
Total year ended December 31	4,277	4,105	5,207
In addition there are non-cash cost for share-based payments of TCHF 142 recognized under restructuring expenses. See note 26.

19.    Financial income and financial expense
Financial income

in CHF thousands	2025	2024	2023
Interest income on financial assets held at amortized costs	1,522	3,384	4,279
Net foreign exchange gain	—	3,830	—
Total year ended December 31	1,522	7,214	4,279
Financial expense

in CHF thousands	2025	2024	2023
Net foreign exchange loss	(5,013)	—	(5,106)
Negative interest on financial assets held at amortized costs	—	(1)	—
Interest expense on leases	(18)	(24)	(34)
Other financial expenses	(15)	(13)	(15)
Total year ended December 31	(5,047)	(38)	(5,155)
20.    Income Taxes
Current taxes
The Company generated taxable losses in 2025, same as in 2024 and 2023. Any potential future taxable income would be subject to Swiss federal, cantonal and communal income taxes. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. The Company’s applicable income tax rate (after tax) for the year 2025 is 19.3% (2024: 19.3%; 2023: 19.4%).
Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York.
For the year ended December 31, 2025, current income tax expense of TCHF 2.3 (or in thousands of US Dollars ("TUSD") 2.0) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2024: tax expense of TCHF 2.2 (TUSD 2.5) and for the year ended December 31, 2023: tax expense of TCHF 0 (-TUSD 1). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% U.S. federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York).

Deferred taxes
The Company's net operating loss amounted to TCHF 57,854 in 2025,TCHF 50,643 in 2024, and TCHF 56,285 in 2023. The cumulative tax losses as of December 31, 2025 of TCHF 252,980 may be used as tax loss carry forwards to offset future taxable income over a period of seven years.

No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2025, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19 for a total of TCHF 7,841, see also note 18.1) due to the tax losses carried forward. Income tax expense has been calculated for the year ending December 31, 2025 based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2025, as the Company's net result is negative (2024: 0%, 2023: 0%).

Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences.
The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2025	2024
2027	(29,566)	(29,566)
2028	(58,632)	(58,632)
2030	(56,285)	(56,285)
2031	(50,643)	(50,643)
2032	(57,854)	—
Total tax loss carry forwards as at December 31	(252,980)	(195,126)
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

	2025	2024	2023
Weighted average number of shares used in computing basic earnings per share	37,271,281	34,032,544	32,770,665
Weighted average number of shares used in computing diluted earnings per share	37,271,281	34,032,544	32,770,665
For the years ended December 31, 2025, 2024 and 2023 all potential ordinary shares were anti-dilutive at 3,408,013, 2,585,484 and 1,526,976 respectively.

22.    Leases
The Group leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Group up to one year before the end of the non‑cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2025, the Group exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending on December 31, 2028. The earliest contractual termination date for both the lessor and the Group on the major real estate lease is December 31, 2028. For information about the right-of-use assets please also see note 6.
Set out below are the carrying amounts of the lease liabilities and the movements during the period:

in CHF thousands	2025	2024
as at January 1,	2,444	3,652
Lease extension	2,414	—
Recognition of interest on lease liabilities	18	24
Payments	(1,231)	(1,232)
Balance as at December 31,	3,644	2,444
Current	1,206	1,217
Non-current	2,438	1,227
Balance as at December 31,	3,644	2,444

The following are the expense amounts recognized in the consolidated statement of profit or loss and other comprehensive result. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2025, 2024 and 2023.

in CHF thousands	2025	2024	2023
Depreciation on right-of-use assets	1,201	1,200	1,200
Interest expense on lease liabilities	18	24	34
Total amount recognized in profit or loss	1,218	1,224	1,234
The total cash outflow for leases for the year ended December 31, 2025 amounted to TCHF 1,231 (year ended December 31, 2024 TCHF 1,232; year ended December 31, 2023 TCHF 1,232).

Contractual maturities of financial liabilities at December 31, 2025 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,229	1,229	1,229	—	3,686	3,644

Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total contractual cash-flows	Carrying Amount lease liabilities
Lease liabilities	1,232	1,232	—	—	2,464	2,444

23.    Related party disclosures
Compensation costs of key management, which includes executive management and the Board of Directors, are as follows:

in CHF thousands	2025	2024	2023
Short-term employee benefits	2,810	2,644	2,761
Post-employment benefits	260	241	253
Share-based compensation	1,606	1,522	1,914
Total year ended December 31	4,676	4,407	4,928
24.    Capital commitments
As of December 31, 2025 and December 31, 2024, the Group did not have any capital commitments.
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

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions
2025	+10%	2,289
	-10%	(2,289)
2024	+10%	4,468
	-10%	(4,468)
2023	+10%	4,718
	-10%	(4,718)
EUR Positions
2025	+10%	33
	-10%	(33)
2024	+10%	291
	-10%	(291)
2023	+10%	479
	-10%	(479)

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

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions
2025	+0.5%	348
	-0.5%	(348)
2024	+0.5%	508
	-0.5%	(508)
2023	+0.5%	674
	-0.5%	(674)
USD Positions
2025	+0.5%	115
	-0.5%	(115)
2024	+0.5%	224
	-0.5%	(224)
2023	+0.5%	235
	-0.5%	(235)
Credit risk
The maximum credit risk on financial assets corresponds to the carrying amounts of the Group’s cash and cash equivalents, short-term time deposits, accrued income and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.
The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2025 of AAA (Zürcher Kantonalbank), AA+ (Luzerner Kantonalbank) and A+ (UBS) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.
The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

The maximum credit risk as of the balance sheet date was as follows:

Credit risk
in CHF thousands	2025	2024
Cash and cash equivalents	82,653	63,874
Trade receivables	253	286
Accrued income	71	276
Short-term time deposits	10,405	85,565
Total credit risk as at December 31	93,382	150,001
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

26.    Restructuring expense
On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result 34 positions - primarily in R&D, but also in supporting functions - were impacted.

For the twelve months ended December 31, 2025, the Group recognized TCHF 2,689 as an expense, of which TCHF 501 was provided for as at December 31, 2025. Of the total restructuring cost TCHF 602 related to SG&A cost and TCHF 2,087 related to R&D cost hereof TCHF142 are non-cash items related to share-based compensation costs.

The remaining amount is expected to be paid out during Q1 2026.

27.    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading.